Form 20-F
period 2005-02-28
Concordia Bus Nordic AB
filed 2005-09-01
CIK 1291823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended February 28, 2005
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number:  333-115996

CONCORDIA BUS NORDIC AB (publ)
(Exact Name of Registrant as Specified in its Charter)

SWEDEN
(Jurisdiction of Incorporation or Organization)

Solna Strandväg 78, 171-54 Solna, Sweden
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

€130,000,000 9.125% Senior Secured Notes due August 1, 2009
(Title of Class)

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☒ Item 17	☐ Item 18

TABLE OF CONTENTS

PART I
Item 1.	Identity Of Directors, Senior Management And Advisors	1
Item 2.	Offer Statistics And Expected Timetable	1
Item 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization And Indebtedness	4
C.	Reasons For The Offer And Use Of Proceeds	4
D.	Risk Factors	4
Item 4.	Information On The Company	16
A.	History And Development Of The Company	16
B.	Business Overview	17
C.	Organizational Structure	30
D.	Property, Plant And Equipment	31
Item 5.	Operating And Financial Review And Prospects	32
A.	Operating Results	32
B.	Liquidity And Capital Resources	44
C.	Research And Development, Patents, Licences, Etc.	47
D.	Trend Information	47
E.	Off-Balance Sheet Arrangements	48
F.	Tabular Disclosure of Contractual Obligations	48
Item 6.	Directors, Senior Management And Employees	49
A.	Directors And Senior Management	49
B.	Compensation	51
C.	Board Practices	51
D.	Employees	52
E.	Share Ownership	52
Item 7.	Major Shareholders And Related Party Transactions	52
A.	Major Shareholders	52
B.	Related Party Transactions	53
C.	Interests Of Experts And Counsel	54
Item 8.	Financial Information	54
A.	Consolidated Statements And Other Financial Information	54
B.	Significant Changes	54

Item 9.	The Offer And Listing	54
A.	Market Price Information	55
B.	Markets	55
Item 10.	Additional Information	55
A.	Share Capital	55
B.	Memorandum And Articles Of Association	55
C.	Material Contracts	55
D.	Exchange Controls	59
E.	Taxation	59
F.	Dividends And Paying Agents	63
G.	Statement By Experts	63
H.	Documents On Display	63
I.	Subsidiary Information	63
Item 11.	Quantitative And Qualitative Disclosures About Market Risk	63
Item 12.	Description Of Securities Other Than Equity Securities	65
PART II
Item 13.	Defaults, Dividend Arrearages And Delinquencies	66
Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds	66
Item 15.	Controls And Procedures	66
Item 16A.	Audit Committee Financial Expert	66
Item 16B.	Code Of Ethics	66
Item 16C.	Principal Accountant Fees And Services	67
Item 16D.	Exemptions From The Listing Standards For Audit Committees	67
Item 16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	67
PART III
Item 17.	Financial Statements	68
Item 18.	Financial Statements	68
Item 19.	Exhibits	68
	Signatures	72

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes forward looking statements. We have based these forward looking statements on our current expectations and projections about future events. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “intend,” “continue,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear under subheading “D. Risk Factors” of “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•       our substantial leverage and our ability to meet our debt service obligations;

•       our ability to win and/or renew public contracts;

•       downward pressure on prices resulting from competition in our industry;

•       our exposure to cost increases that may not be sufficiently accounted for by the indexation terms in our contracts;

•       potential changes in the funding provided to transportation authorities by governments;

•       our ability to win contracts with a margin and return on capital commensurate with our cost structure;

•       our ability to forecast the costs associated with contracts successfully;

•       our ability to take advantage of terms in our lease agreements;

•       our exposure to fluctuations in interest notes (leasing);

•       our relations with our employees;

•       our exposure to fluctuations in fuel prices;

•       possible financial losses pursuant to our hedging strategies; and

•       our exposure to currency exchange rate fluctuations.

We undertake no obligation to update publicly or to revise any forward looking statements, whether as a result of new information, future events or otherwise. Furthermore, these forward looking statements may be materially impacted by the factors listed under subheading “D. Risk Factors” of “Item 3. Key Information”. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report might not occur. You should not interpret statements regarding past trends or activities as representations that those trends or activities will continue in the future.

i

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

Concordia Bus Nordic AB (publ) (“Concordia”) is organized under the laws of Sweden. All of our directors, executive officers and our subsidiaries and the independent auditors named in this annual report are non-residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of them judgments of US courts predicated upon civil liabilities under US federal securities laws. Although we agree under the terms of the indenture relating to the senior secured notes to accept service of process in the United States by an agent designated for such purpose, it may not be possible for investors to (i) effect service of process within the United States upon our officers and directors and the independent auditors named herein and to (ii) realize in the United States upon judgments against such persons obtained in such courts predicated upon civil liabilities of such persons, including any judgments predicated upon US federal securities laws to the extent such judgments exceed such person’s US assets. There is also doubt as to the enforceability in Sweden, in original actions or in actions for enforcement, of judgments of US courts predicted upon the civil liability provisions of the federal securities laws of the United States.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated, references in this annual report to “SEK,” “Swedish Krona” or “Swedish Kronor” are to the lawful currency of Sweden; references to “euro” or “€” are to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; references to “Norwegian Kroner” or “NOK” are to the lawful currency of Norway; and references to “US dollars” or “$” are to the lawful currency of the United States of America.

The consolidated financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in certain respects from generally accepted accounting principles in certain other countries. The significant differences between Swedish GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) are discussed in Note 32 to the consolidated financial statements of Concordia included elsewhere in this annual report.

The 9.125% Senior Secured Notes due 2009 were issued by Concordia Bus Nordic AB (publ) and were guaranteed by the issuer’s immediate parent, Concordia Bus Nordic Holding AB and by certain of the issuer’s subsidiaries. The issuer and the issuer’s subsidiaries guaranteeing the notes are all 100% owned by the issuer’s immediate parent. In addition, all guarantees are full and unconditional and joint and several. Pursuant to Rule 3-10(d) of Regulation S-X under the Securities Act of 1933, as amended, only the issuer’s parent would be required to file the financial statements required by Regulation S-X in this annual report on Form 20-F (provided that certain footnote disclosure regarding the issuer was provided). However, because of the limited amount of meaningful historical financial information regarding the issuer’s parent because the issuer’s parent was dormant prior to the issuance of the notes, we are providing financial statements with respect to both the issuer and the issuer’s parent. In addition, the discussion in “Item 5. Operating and Financial Review and Prospects” is based on the issuer’s results, rather than the issuer’s parent’s results.

ii

SUMMARY

Unless otherwise stated in this prospectus or unless the context otherwise requires, references to “Concordia”, “we,” or “our” are to Concordia Bus Nordic AB and, as the context may require, its subsidiaries ; references to “our indirect Parent” are to Concordia Bus AB (publ) and, as the context may require, its subsidiaries; references to “our direct Parent” or “the Parent Guarantor” are to Concordia Bus Nordic Holding AB and, as the context may require, its subsidiaries; references to “Swebus” are to Swebus AB; references to “Concordia Finland” are to Concordia Bus Finland Oy Ab; references to “SBC” are to Ingeni&qout;r M.O. Sch&qout;yens Bilcentraler AS; references to “SG” or the “Sch&qout;yen Group” are to Sch&qout;yen Group; and references to “Bus Holdings” are to Bus Holdings S.a.r.l.

iii

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.                Selected Financial Data

Previously, Concordia Bus Nordic Holding AB (“Holding”) was named Interbus Finans AB and was a wholly owned subsidiary of Concordia, which was wholly owned by Concordia Bus AB (“Bus”). In January 2004, a reorganization was performed whereby Concordia transferred to Bus its 100% share ownership of Interbus Finans AB. Bus then transferred its shares in Concordia to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB.

This reorganization had the effect of creating a new holding company for Concordia from one of its dormant subsidiaries. Holding is a non operating holding company that has no assets other than its shares in Concordia. For periods after the reorganization, the consolidated financial position, results of operations and cash flows of Concordia are the same as that of Holding. Since this was a reorganization of entities under common control, the consolidated financial statements contained in this annual report are presented as if Holding was in existence as the shareholder of Concordia for all periods presented.

The following tables set forth selected consolidated financial data derived from audited financial statements as of and for the years ended February 28, 2001, February 28, 2002, February 28, 2003, February 29, 2004 and February 28, 2005.

This information should be read in conjunction with the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

The consolidated financial statements of Concordia have been prepared in accordance with Swedish GAAP, which differ in certain significant respects from US GAAP. The significant differences between Swedish GAAP and US GAAP are discussed in Note 32 to the consolidated financial statements of Holding included elsewhere in this annual report.

CONCORDIA BUS NORDIC HOLDING AB
SELECTED CONSOLIDATED FINANCIAL DATA
(SEK in millions, except per share amount and ratios)

	As of and for the year ended February 28,	As of and for the year ended February 29,	As of and for the year ended February 28
	2005	2004	2003	2002	2001(a)
Statement of Operations
Net revenue	4,812	4,761	4,758	4,226	3,576
Operating expenses(g)	(4,722)	(4,544)	(4,505)	(3,999)	(3,146	)(b)
Gain (loss) on sale of fixed assets	4	6	(4)	20	65
Depreciation; amortization and Write-downs	(350)	(331)	(372)	(362)	(332)
Operating profit (loss)	(256)	(108)	(123)	(115)	163
Financial income and expense, net(c)	(141)	(146)	(105)	(104)	(117)
Income (loss) before taxes	(397)	(259)	(228)	(219)	46
Income taxes	1	83	49	46	(42)
Net profit (loss)	(396)	(171)	(179)	(173)	4
Net profit (loss) per share (in thousands of SEK)	(1,320)	(572)	(596)	(577)	13
Balance Sheet Data
Total fixed assets	1,514	1,827	2,127	2,321	2,925
Of which: buses	1,228	1,491	1,793	1,971	2,327
Total current assets	772	1,024	757	1,035	897
Total assets	2,286	2,851	2,884	3,356	3,822
Share capital	0	0	0	0	0
Total shareholder’s equity (deficit)	(144)	235	412	692	940
Total provisions	111	146	198	269	371
Total non-current liabilities	1,188	1,216	858	1,652	1,563
Total current liabilities	1,131	1,254	1,416	743	948
Total debt	1,488	1,589	1,497	1,691	1,698
Of which: Subordinated Shareholder Loan, net(d)	292	368	494	631	—
Of which: senior debt(e)	1,196	1,221	1,003	1,060	1,698
US GAAP:
Net loss	(385)	(127)	(168)	(188)	N/A
Basic and diluted loss per share (in thousands of SEK)	(1,283)	(425)	(560)	(626)	N/A
Total assets	3,006	3,561	3,579	4,041	N/A
Shareholder’s equity, end of year	453	826	952	1,231	N/A
Cash Flow Data
Cash flow from operations	(99)	24	(66)	39	(19)
Cash flow from investing activities	(63)	(11)	(136)	274	55
Cash flow from financing activities	(8)	152	(95)	(78)	63
	2005	2004	2003	2002	2001
Total capital expenditures	112	32	216	43	336
Of which: capital expenditures on buses	100	15	182	21	321
Other Financial Data
Net present value of operating leases(f)	875	957	1,003	748	348

(a)           In March/April 2000, Concordia Finland experienced a three day strike among its employees. This strike resulted in losses of SEK 1.2 million.

(b)          Operating expenses for the year ended February 28, 2001, include a refund from the administrator of one of the pension plans of SEK 175 million.

(c)           Includes financing costs and other financial charges and unrealized exchange rate gains and losses on loans denominated in foreign currency. The net foreign currency exchange gains and losses represented SEK (20) million, SEK 3 million and SEK 4 million for the years ended February 28, 2001, 2002 and 2003, respectively, SEK (7) million for the year ended February 29, 2004 and SEK 19 for the year ended February 28, 2005.

(d)          The Subordinated Shareholder Loan (defined below), net, reflects the combination of the net balance of the initial subordinated loan of SEK 501 million and aggregate group contributions received by Bus from Holding and its subsidiaries in exchange for tax losses from Bus and cash payments from Holding to Bus relating to servicing the €160,000,000 11.0% Senior Subordinated Notes due 2010 issued by Bus. For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness—Subordinated Shareholder Loan from Holding.”

(e)           Total senior debt includes long term senior debt and the short-term portion of long term senior debt to third parties including obligations under financial lease arrangements but excluding the Subordinated Shareholder Loan. Holding believes that total senior debt is a useful supplement to total debt and other balance sheet data as it indicates the amount of debt Holding owes which ranked pari passu with the €130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued by Concordia on January 22, 2004.

(f)             Net present value of operating leases represents the net present value of future minimum lease payments for vehicles, real estate and certain other leased assets under operating lease arrangements.

(g)           Operating expenses

	As of and for the year ended February 28,	As of and for the year ended February 29,	As of and for the year ended February 28
	2005	2004	2003	2002	2001(a)
		SEK	SEK	SEK	SEK
Fuel, tires and other consumables	(989)	(929)	(919)	(805)	(692)
Other external costs	(1,127)	(1,004)]	(989)	(854)	(478)
Total Personnel costs	(2,606)	(2,611)	(2,597)	(2,340)	(1,976)
Total Operating expenses .	(4,722)	(4,544)	(4,505)	(3,999)	(3,146)

The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Swedish Krona against the US dollar based upon the noon buying rate in the City of New York for cable transfers in Swedish Krona as announced by the Federal Reserve Bank of New York for customs purposes (the “SEK Noon Buying Rate”). We provide these rates for your convenience only, and they are not the rates of exchange we used to prepare our consolidated financial statements used elsewhere in this annual report. We are not representing that Swedish Krona amounts have been or would be converted into U.S. dollars at any of the exchange rates indicated. The SEK Noon Buying Rate expressed in US dollars as of August 26, 2005 was $7.5757.

	Period End	Average		High	Low
Fiscal Year
Ended February 28, 2001	9.8150	9.3723	(a)	10.3600	8.5330
Ended February 28, 2002	10.4700	10.5832	(a)	11.0270	9.6730
Ended February 28, 2003	8.5050	9.3218	(a)	10.500	8.4100
Ended February 29, 2004	7.4330	7.8456	(a)	8.7030	7.0850
Ended February 28, 2005	6.8275	7.3002	(a)	7.7725	6.5939
Month
February 2005				7.1114	6.8275
March 2005				7.0716	6.7312
April 2005				7.1627	7.0018
May 2005				7.4108	7.0850
June 2005				7.8114	7.4373
July 2005				7.9218	7.7225
August (through August 26, 2005)				7.7121	7.4762

(a)           The average of the SEK Noon Buying Rate on the last day of each month during the applicable period.

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons For the Offer and Use of Proceeds

Not applicable.

D.              Risk Factors

Our indirect parent, Bus, has entered into Swedish reorganization proceedings and Bus is insolvent. If the reorganization is not successful, we may not be able to continue as a going concern.

On July 22, 2005 our indirect parent, Bus signed a restructuring agreement (“the Restructuring Agreement”) with among other parties, holders of approximately 75% of Bus’ € 160,000,000 11.0% Senior Subordinated Notes due 2010 (the “Parent Notes”). In connection with that restructuring agreement Bus intends to enter into reorganization proceedings in Sweden on or about September 1, 2005. These proceedings are intended to result in the conversion of Parent Notes into common shares of Bus. Such Holders who sign the restructuring agreement will be issued common shares that will represent approximately 97.5% of Bus’ outstanding common equity at the time of issuance. Risks involving the reorganization include the following:

•       There can be no assurance that the Swedish court will approve the reorganization plan.

•       Publicity and perception issues relating to the reorganization proceedings may adversely affect our business. We believe that any such adverse effects may worsen if the Swedish court does not approve the reorganization plan promptly.

•       There can be no assurance regarding any adverse actions that creditors or shareholders of Bus or other parties in interest in the reorganization proceedings may take that could prevent or unduly delay confirmation of Bus reorganization plan.

•       There can be no assurance that Bus reorganization will enable it to continue to operate as a going concern over time.

•       We may be unable to retain top management and other key personnel through the process of reorganization.

The uncertainty regarding the eventual outcome of Bus restructuring could threaten our ability to continue as a going concern. Continuing on a going concern basis is dependent upon, among other things, the success and court approval of Bus reorganization plan, maintaining the support of key vendors and retaining key personnel, along with financial, business, and other factors, many of which are beyond are control.

Concordia is a holding company with no revenue generating operations of its own as a result our financial condition could be adversely affected if our subsidiaries do not make distributions to us.

Concordia is a holding company. Our principal asset is our investment in our subsidiaries. We conduct no business or operations except through direct and indirect subsidiaries. Our ability to service our indebtedness, including the €130,000,000 9.125% Senior Secured Notes due August 1, 2009 (the “Senior Notes”), and our indebtedness to Bus of approximately SEK 292 million is entirely dependent upon the receipt of funds from our subsidiaries by means of dividends, interest, intercompany loans or otherwise. The ability of our subsidiaries to make those funds available to us is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. We cannot assure you that our subsidiaries will be in a position to make funds available to us. Although the indenture related to the Senior Notes limits the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to us, such limitations are subject to a number of significant qualifications. Also, according to Swedish law, our subsidiaries may only pay dividends to us to the extent that they have distributable earnings.  Their failure to have such distributable earnings in the future could have a material adverse effect on our financial condition.

We expect that Holding and Bus will seek to cause us to make funds available for interest payments in connection with their indebtedness. The making of such distribution to our parent companies could have a material adverse effect on all results of operations or financial condition.

We are a wholly owned indirect subsidiary of Bus. The terms of the Parent Notes require Bus to make semi-annual interest payments which, in fiscal 2005, on an annualized basis equaled €17.6 million. Bus did not make its last payment and in connection with the restructuring expects that the Parent Notes will be converted into common shares representing 97.5% of the common equity in Bus and that the remainder will be reduced to 25% of their face value. In connection with that restructuring Holding has borrowed €25,000,000 to pay for the expenses of the restructuring and Bus intends to borrow an additional €45,000,000 (together, the “Mezzanine Facility”) of which approximately €13,000,000 Bus intends to contribute to us, via Holding, as an equity contribution. A portion of the net proceeds received from the issuance of the Parent Notes was loaned to us by Bus pursuant to a subordinated intercompany loan (the “Subordinated Shareholder Loan”) and which bears interest at a rate of 11% and matures on February 14, 2010 and which, in connection with the restructuring, was transferred to Holding. As of February 28, 2005 the outstanding balance of the Subordinated Shareholder Loan is approximately SEK 167,000,000.

Holding will have to make interest payments of approximately €857 thousand in connection with its borrowing until it is repaid with the proceeds of the Mezzanine Facility and Bus will have to make substantial and greater interest payments once it had drawn down the Mezzanine Facility. The terms of the Senior Notes permit us to make distributions to our parent companies, whether in the form of dividends, distributions, advances or otherwise for the purpose of making these semi-annual interest payments. To the extent allowed by Swedish law, we intend to make such distributions to our parent companies via dividends, by making interest payments on the Subordinated Shareholder Loan and the Mezzanine Facility, or by repaying the principal on the Subordinated Shareholder Loan accordingly to Swedish law, however, we can only pay dividends to our parent companies to the extent we have distributable earnings.

To service our debt, we will require a significant amount of cash. If our subsidiaries do not generate sufficient cash, our parent companies may default on our respective debt which could have a material adverse effect on our business.

Our ability to make payments on and to refinance our debt, including the Senior Notes, will depend on our subsidiaries’ ability to generate cash in the future and our subsidiaries’ ability to generate distributable earnings or other funds available for that purpose. For the year ended February 28, 2005 we spent €11.9 million to service our debt. Our subsidiaries ability to generate cash is, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We sustained operating losses of SEK 256 million for the year ended February 28, 2005, SEK 108 million for the year ended February 29, 2004 and SEK 123 million for the year ended February 28, 2003. We sustained net losses of SEK 396 million for the year ended February 28, 2005, SEK 171 million for the year ended February 29, 2004 and SEK 179 million for the year ended February 28, 2003.

We may need to refinance all or a portion of our and our subsidiaries’ debt, including the Senior Notes, on or before maturity. We may not be able to refinance any of such debt, including debt under the Senior Notes, on commercially reasonable terms or at all, which could have a material adverse effect on our business.

Further, our parent companies’ ability to make payments on the Mezzanine Facility is currently wholly dependent upon our and our subsidiaries’ ability to make payments in connection with the Subordinated Shareholder Loan and the Capital Contribution, as well as our and our subsidiaries’ ability to generate distributable earnings for that purpose. Although we believe that, after making payments permitted in respect of the Subordinated Shareholder Loan and the Capital Contribution, we will have available distributable earnings to make payments in respect of the Senior Notes, we cannot assure you we will have sufficient distributable earnings to do so. Any failure to provide funds to our parent companies’ sufficient to make interest payments on the Mezzanine Facility could result in a default under the Mezzanine Facility. A default on the Mezzanine Facility could result in an insolvency of Bus, which would accelerate payment on the Senior Notes in accordance with the terms of the indenture. Even if Bus did not suffer an insolvency, such default could limit our ability to obtain funding on commercially acceptable terms or at all, which could have a material adverse effect on our business.

Our substantial leverage could adversely affect our ability to run our business.

We have now and will continue to have a significant amount of debt. As of February 28, 2005, our total consolidated debt was approximately SEK 1,488 million, of which total consolidated senior debt was approximately SEK 1,196 million and our shareholders deficit was SEK (144) million. We also have substantial payment obligations under our operating leases. The present value of future lease payments for our operating leases February 28, 2005 was SEK 875 million, SEK 957 million as of February 29, 2004 and SEK 1,003 million as of February 28, 2003.

In addition, we expect that Holding and Bus will seek to cause us to make funds available to them, in excess of our obligations in respect of the Subordinated Shareholder Loan and the Capital Contribution, in respect of our parent companies’ interest payment obligations under the Mezzanine Facility.

Our and our subsidiaries’ substantial debt, and such need to provide funds to our parent companies, could have important consequences for you. For example, it could among other things:

•       make it more difficult for us to satisfy our obligations under the Senior Notes;

•       limit our ability to fund our working capital, capital expenditures and general corporate requirements;

•       limit our ability to borrow additional funds;

•       limit our ability to enter into leases for buses;

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the funds available to us for other purposes;

•       make us more vulnerable to economic downturns; and

•       reduce our flexibility to respond to changing business and economic conditions.

In addition, we and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the indenture governing the Senior Notes restrict but do not fully prohibit us and our subsidiaries from borrowing, and some of those borrowings may be secured. Further, if new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Any of the foregoing could have a material adverse effect on our business, our ability to make payments under the Senior Notes and our ability to continue presenting our financial statements under the assumption that we are a going concern.

The terms of our indebtedness restrict our corporate activities, if we fail to comply with these terms could result in a default under our indebtedness.

The indenture under which the Senior Notes were issued, restricts, and in some cases prohibits, among other things, our and our subsidiaries’ ability to:

•       incur additional debt;

•       make prepayments of certain debt;

•       pay dividends;

•       make investments;

•       engage in transactions with affiliates;

•       issue capital stock;

•       create liens;

•       sell assets; and

•       engage in mergers and consolidations.

A failure to comply with these covenants would result in a default under the Senior Notes, which in turn could result in an event of default under our other indebtedness.

We may not have the ability to raise the funds necessary to finance the change of control offer or asset sale offers required by the indenture under which the Senior Notes were issued.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Senior Notes. Furthermore, a change of control may result in a default under and possibly acceleration of other senior debt we may incur. Also, if we or our subsidiaries sell assets we may, subject to conditions, be required to offer to repurchase Senior Notes. It is possible, however, that we will not have sufficient funds at the time we are required to make such an offer to make the required repurchase of Senior Notes.

If we lose many local public transportation authorities’ contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected. Further, if we experience difficulties in operating under our existing contracts, our business may be adversely affected.

In the year ended February 28, 2005, our contracts with local public transportation authorities comprise approximately 89.5% of our revenue. In Sweden, Norway and Finland, we operate under 113, 10 and 37 contracts, respectively, with the largest contract accounting for 4.6% of our net revenue and the top 25 contracts accounting for approximately 43.8% of total revenue in the year ended February 28, 2005. These contracts usually have a five to eight year term. Local public transportation authorities conduct a competitive bidding process for each contract shortly before it terminates and the most important criteria for determining the success of the bid is usually price. See “Business—Sweden—Tendering Procedures” for a discussion of the competitive bidding process in Sweden. If we fail to continue to renew our local public transportation authorities contracts, our revenues will be adversely affected as our older local public transportation authorities contracts expire. This may affect our ability to satisfy our obligations under the Senior Notes.

During the year ended February 28, 2003, Swebus faced significant operating difficulty in the Stockholm and Uppsala region, due largely to poor operational planning of summer and winter traffic schedules, together with an exceptionally severe winter. Restrictions on our ability to manage inherited bus drivers under the new contracts due to a grace period of one year from March 4, 2002, and a shortage of drivers caused significant problems. This situation resulted in additional overtime, training costs, substantial payments due to the inconvenience of working hours, increased subcontracting costs, loss of revenues and contractual penalties. If similar difficulties were to be experienced under current contracts, our business would be adversely affected.

If we do not retain or gain local public transportation authority contracts, we may not benefit from the option to renew existing operating lease agreements at a lower cost.

As of February 28, 2005, we have entered into operating leasing arrangements for 1,470 of our 3,730 buses. The contracts under which these buses are leased are classified as operating leases which means that no carrying values are recorded on our balance sheet. The term of any given lease is established to match as far as possible with the duration of the underlying contract with the local public transportation authority, generally five to eight years.

Currently, the structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the purchase price paid by the lessor and residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated (and we have an obligation to renew the lease contracts for a certain aggregate number of buses). The lease payments for the second leasing period, which are based on the agreed residual value at the date of the extension, are lower than the payments during the initial term. If we are not successful in renewing or extending the local public transportation authority contracts, or in efficiently redeploying our buses elsewhere, we may not gain the benefit of such lower costs.

Further, in the event of an acceleration under the Senior Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

Competition on price or other factors could adversely affect our business.

It is our policy to focus on increasing our return on capital and cash generation. We believe that our change in focus toward higher, more appropriate tendering price levels has been adopted by other major operators. Consolidation in the industry and this change in focus among the larger competitors from a tendering strategy based on increasing market share to a strategy of seeking to maintain adequate margins have recently resulted in more favorable pricing dynamics. For example, during the period fiscal 2002 to fiscal 2005, CPTAs awarded contracts to us on renewal with prices between 10% and 54% above the prices in the previous contracts. However, no assurance can be given that the more favorable pricing trends will continue in the future for new tenders. For more information, see “Business—Sweden—Competition in the Swedish Bus Transportation Market.”

If indices in our contracts do not reflect our cost increases, our business could be adversely affected.

Local public transportation authorities contracts provide for a fee to be paid to us in return for providing bus operations for the routes and schedules described in the contracts. The amount of the fee to be paid each year is adjusted annually based on an index, or on several indices, that are intended to compensate for changes in our costs. Historically, contracts with local public transportation authorities, which produce a substantial portion of Swebus’ revenues in Sweden, have contained cost indices primarily based on consumer price indices.

While, as tendered contracts expire and new contracts are tendered, it is now becoming increasingly common to include either (i) a price adjustment index which reflects bus industry costs, or (ii) a combination of a consumer price index, a labor cost index and a diesel fuel price index, there can be no assurance this trend will continue. Should price adjustment indices contained in our existing or future local public transportation authorities contracts fail to reflect our actual cost structure, changes in our costs that are not reflected in the indices included in these contracts could adversely affect our operating margins.

The local public transportation authorities rely on government subsidies. Removal of these subsidies could drive down local public transportation authorities’ contract fees.

In Sweden and Norway, management believes that approximately 50% and 40%, respectively, of fees to bus operating companies paid by local public transportation authorities under local public transportation authorities contracts in fiscal 2005 were funded by government subsidies (as opposed to bus ticket revenues). See “Business—Sweden—Contractual Public Bus Transportation Service” for a discussion of these subsidies. Many European countries have sought to reduce subsidies in recent years. Should Sweden more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts. A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

Enforcement of the guarantees of the Senior Notes on the collateral securing the Senior Notes may be subject to certain limitations and could be deemed to be invalid if found to be in violation of Swedish, Finnish or Norwegian corporate benefit requirements.

Under the indenture related to the Senior Notes, some of our subsidiaries (the “Guarantors”) provided guarantees for the Senior Notes (the “Senior Note Guarantees”). In addition, under that indenture, pledges of collateral were made to secure the Senior Notes (the “Collateral”). Generally, claims of creditors of a subsidiary will have priority with respect to the assets of such subsidiary over the claims of creditors of its parent company. However, subject to the limitations and qualifications described below, holders of the Senior Notes will have direct claims against the Guarantors under the Senior Note Guarantees. Guarantors guaranteeing the Senior Notes at include:

Name	Jurisdiction of Incorporation
Alpus AB	Sweden
Concordia Bus Nordic Holding AB	Sweden
Enköping-Bålsta Fastighetsbolag AB	Sweden
Interbus AB	Sweden
Malmfältens Omnibus AB	Sweden
Swebus AB	Sweden
Swebus Busco AB	Sweden
Swebus Express AB	Sweden
Swebus Fastigheter AB	Sweden
IngeniØr M.O. SchØyens Bilcentraler AS	Norway
Concordia Bus Finland Oy Ab	Finland

Enforcement of the Senior Note Guarantees and Collateral may be limited in certain circumstances. Any such limitation would, if applicable, effectively subordinate the Senior Notes in right of payment to all indebtedness of the relevant Guarantor then existing irrespective of the granting of the Senior Note Guarantee.

Swedish Subsidiary Guarantees and Collateral.

Enforcement of the Senior Note Guarantees and Collateral may, in whole or in part, be limited to the extent that the undertaking by each respective subsidiary is deemed to be in conflict with the corporate interest of the respective subsidiary. The corporate interest shall be determined on the basis of whether the undertaking was made for business reasons so as to involve corporate benefit for the subsidiary and whether the guaranteed party is solvent for repayment of the secured amount at the time of providing the security. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or part thereof, would violate the Swedish Companies Act to the extent that it would result in a payment exceeding the distributable profit of the respective subsidiary at the time of providing the security. Upon such violation, the Senior Note Guarantees and Collateral would be invalid and any payments made thereunder would be subject to recovery at least to the extent they violate the above mentioned rules on corporate interest.

Finnish Subsidiary Guarantee and Collateral.

The granting of guarantees and security is restricted under the Finnish Companies Act. Enforcement of the Senior Note Guarantees and Collateral issued or granted by Concordia Finland may, in whole or in part, be limited to the extent that the undertaking by such subsidiary is deemed to be in conflict with the limitations set out in the Finnish Companies Act, including the corporate interest of Concordia Finland. The determination shall be made, inter alia, on the basis of whether the undertaking was made for reasons so as to involve corporate benefit for (and be justified with grounds relating to the operations of) Concordia Finland and whether the guaranteed party is solvent for repayment of the guaranteed amount during the term of the undertaking. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or a part thereof, would violate the Finnish Companies Act. Any such violation would render the Senior Note Guarantees and Collateral invalid and any payments made thereunder would be subject to recovery at least to the extent that they violate the Finnish Companies Act.

Norwegian Subsidiary Guarantee and Collateral.

The issuance of the Subsidiary Guarantee and the granting of the relevant security by the Norwegian subsidiary may be invalid under Norwegian law if such issuance and granting are not motivated by a legitimate business reason or corporate benefit for that subsidiary. In determining the sufficiency of the business reason or corporate benefit, a Norwegian court will consider whether or not the granting of the guarantee or security supported the object and the operations of that subsidiary. We believe sufficient corporate benefit exists with respect to the Senior Note Guarantee and Collateral granted by the Norwegian subsidiary. However, there can be no certainty as to the sufficiency of the corporate benefit.]

If we or our Swedish, Norwegian or Finnish operating subsidiaries incur substantial operating losses, we or they may be subject to liquidation under our respective national regimes.

The respective companies acts and insolvency and reorganization laws of Sweden, Norway and Finland apply to Concordia and its operating subsidiaries. Under these regimes, if losses reduce the equity of these entities or any of their subsidiaries (including Concordia itself on a stand alone rather than a consolidated basis) to an amount less than 50% of its registered share capital, or (in Norway only) if the equity becomes inadequate compared to the risks and the size of its business, the directors of such entity would be obligated by law to convene a general shareholders meeting to resolve to liquidate such entity unless the directors were able to balance the amount of such equity and the registered share capital (in Sweden, within eight months of such meeting, and in Finland, within twelve months of such meeting) by (1) increasing the equity in an amount sufficient to achieve such balance and, in the Norwegian scheme, to ensure that its equity becomes adequate compared to the risks and the size of its business, or (2) reducing the share capital to pay off losses in an amount sufficient to achieve such balance. Due to these requirements, Concordia Finland converted portions of its shareholder loan from Concordia into a subordinated loan in July 2001, in February 2003, 2004 and 2005 and also in July 2005. In May 2005, Swebus financial statement showed that the equity is negative and they will require a capital contribution from Concordia Bus Nordic. In addition, if we are not successful in our cost-cutting initiatives and our losses continue, this may cause our equity to decrease sufficiently to require an equity increase or share capital reduction as described above. If we are unable to procure such an equity increase or share capital reduction, it would have an adverse effect on our ability to continue presenting our financial statements under the assumption that we are a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Critical Accounting Policies—Going concern matters.”  In addition, if we are not successful in our cost-cutting initiatives and our losses continue, this may cause our equity to decrease sufficiently to require an equity increase or share capital reduction as described above. If we are unable to procure such an equity increase or share capital reduction, it would have an adverse effect on our ability to continue presenting our financial statements under the assumption that we are a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Critical Accounting Policies—Going concern matters.”

Your rights as a creditor may not be as strong under Swedish, Norwegian or Finnish insolvency laws as under other insolvency laws.

Under Swedish, Norwegian or Finnish law, there is no consolidation of bankruptcies of the assets and liabilities of a group of companies. Each individual company would thus be treated separately by a bankruptcy administrator appointed by the local district court. The assets of our subsidiaries would first be used to satisfy the debts of each respective subsidiary and only the remaining surplus (if any) of a subsidiary would benefit our creditors. As a result, your ability to protect your interests as a creditor of a parent of such subsidiary may not be as strong under Swedish, Norwegian or Finnish law as it would be under the laws of other countries.

Sweden

Under Swedish law, secured creditors enjoy a privileged position in bankruptcy and similar proceedings. Such provisions afford debtors and unsecured creditors only limited protection relative to the claims of secured creditors.

The security in the floating charges pledged by Swebus attach to all of the relevant pledgor’s assets (including real estate property, cash and bank deposits) due to recent amendments in Swedish insolvency law. According to the new rules, the floating charge will carry a general right of priority, which means that it may be enforced only in the event of bankruptcy or insolvent liquidation. Furthermore, the right of priority that will attach to the floating charge will be enforceable only against 55% of the value of the property remaining after distribution has been made to creditors with specific rights of priority.

The business reorganization laws of Sweden apply to Concordia. Under official business reorganization, creditors may under certain circumstances be forced to approve the terms of the business reorganization. During a business reorganization, Concordia will not be allowed to fulfill any obligations incurred before the reorganization without the permission of the administrator appointed by the local district court.

Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings is applicable in Sweden. In certain circumstances, that regulation will govern determinations as to the appropriate jurisdiction and competent authority within the European Union with respect to insolvency proceedings.

Norway

Noteholders’ rights with respect to the Senior Note Guarantees and pledges of security from SBC may be compromised in an insolvency proceeding with respect to SBC.

The Norwegian Bankruptcy Act 1984 sets out two main procedures that can be followed in respect of a company being illiquid or insolvent:  debt settlement proceedings (voluntary or compulsory) and bankruptcy. Only the subject company can apply for debt settlement proceedings.

The purpose of debt settlement proceedings is to give a debtor who is illiquid the opportunity to negotiate with its creditors for a voluntary composition or a compulsory composition under the protection of the courts. In such a proceeding, the court will appoint a debt settlement committee composed preferentially of creditors’ representatives with a lawyer as chairman. If a voluntary debt settlement is opposed by any of the creditors, the alternatives are either compulsory debt settlement proceedings or bankruptcy. While in debt settlement proceedings a debtor is restricted with respect to carrying on its business but remains in charge of its business under the supervision of the committee. As a general rule, during the first three months of debt settlement proceedings, a bankruptcy petition cannot be filed.

During the first six months of the debt settlement or bankruptcy proceedings, security may only be enforced with the consent of the debt settlement committee or the bankruptcy trustee (as the case may be).

In certain circumstances, liens by operation of law have priority ranking ahead of any contractually agreed pledges.

Finland

Under Finnish insolvency law, secured creditors enjoy a privileged position in bankruptcy and similar proceedings. Such provisions afford debtors and unsecured creditors only limited protection relative to the claims of secured creditors. In addition to the priority given to secured debts under Finnish insolvency law, in certain circumstances, liens by operation of law have priority ranking ahead of contractually agreed first priority pledges.

Pledges over specific assets and certain liens by operation of law have priority ranking ahead of pledged floating charges. Furthermore, in the event of bankruptcy proceedings, the proceeds remaining from the sale of assets subject to the floating charge, after payment to creditors with higher priority ranking, would be divided, with those remaining proceeds being paid (1) 50% to creditors whose claims are secured by the floating charge and (2) 50% to remaining creditors (including creditors secured by floating charge to the extent their claims are not satisfied pursuant to clause (1) above) pro rata in relation to the respective amounts of their claims.

The business reorganization laws of Finland restrict the actions that are allowed to be taken by either debtors or creditors during business reorganization proceedings.

Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings is applicable in Finland. In certain circumstances, that regulation will govern determinations as to the appropriate jurisdiction and competent authority within the European Union with respect to insolvency proceedings.

Fraudulent conveyance laws of Sweden, Norway and Finland may protect our creditors to your disadvantage.

Sweden and Finland

Under Swedish and Finnish law relating to fraudulent conveyance, it is possible that other creditors may claim that payments to you under the Senior Notes or the Senior Note Guarantees or any recoveries with respect to the pledged Collateral should be voided as fraudulent conveyances.

Under Swedish and Finnish law, in the case of bankruptcy or company reorganization proceedings affecting us, the payments to you under the Senior Notes or the Senior Note Guarantees (of principal or interest or otherwise), which are made less than three months (or two years if effected to a related party) before the application for bankruptcy or company reorganization proceedings is filed with the competent court may, in certain situations, be recovered if the payment is carried out:

•       using unusual means of payment;

•       prematurely; or

•       in an amount which, in light of a debtor’s financial position, is material.

Payments which are deemed to be customary are, however, permissible.

Furthermore, the security granted in respect of the Senior Notes or the Senior Note Guarantees, if granted less than three months (or two years, if effected to a related party) before the application for bankruptcy or company reorganization proceedings were filed with a competent court, may be recovered if the security was not a condition under such indebtedness or was not pledged without delay after our accrual of such indebtedness. Nonetheless, security provided that is deemed to be customary is permissible.

A Swedish or Finnish court could also determine that a fraudulent conveyance has taken place under the general provision on recovery whereby a payment to you under the Senior Notes or the Senior Note Guarantees or the pledging of the Collateral could be revoked if an agreement, transaction or other act, such as the issuance of the Senior Notes or the Senior Note Guarantees or the pledging of the Collateral is held to favor a creditor in an undue manner to the detriment of another creditor or to transfer property out of the reach of the creditors or to increase the debt to the detriment of the creditors, provided that:

•       the debtor was insolvent at the time the agreement, transaction or other act was concluded or the debtor became insolvent as a result of the transaction, by itself or combined with other circumstances; and

•       the other party knew or should have known of the insolvency or over-indebtedness or of the impact of such payment on the debtor’s financing state as well as of the circumstances due to which the payment under the Senior Notes or the Senior Note Guarantees or the pledging of the Collateral was undue.

However, under Swedish and Finnish law, if such an agreement, transaction or other act is concluded earlier than five years before the application for bankruptcy or company reorganization was filed, the payment to you under the Senior Notes or the Senior Note Guarantees or the pledging of the Collateral could be revoked only if a party to the agreement, transaction or other act was someone related to the bankrupt or reorganized party, such as a group company.

Furthermore, under Finnish law, a gift may be recovered by the estate if it has been made within one year prior to the due date. A gift that has been given before this, but within three years prior to the due date may be recovered if it has been given to a person within the debtor’s sphere of interest and it is not proven that the debtor was not excessively indebted nor became excessively indebted as a result of the gift. A transfer resulting from a sale, trade or any other agreement can likewise be recovered if it can be shown that the agreement was unbalanced to the extent that the transfer should be regarded as a gift.

Under Swedish law, a gift may be recovered by the estate if it has been made within six months prior to the date of application for bankruptcy or reorganization. A gift that has been given before this, but within one year prior to the date of application (or three years if effected to a related party) may be recovered if it is not proven that the debtor was not excessively indebted nor became excessively indebted as a result of the gift. A transfer resulting from a sale, trade or any other agreement can likewise be recovered if it can be shown that the agreement was unbalanced to the extent that the transfer should be regarded as a gift.

In addition, if any of our major subsidiaries in Sweden or Finland were to enter bankruptcy proceedings, a court in that jurisdiction could prevent our subsidiaries from making payments to us, thereby possibly impairing our ability to pay the amounts due under the Senior Notes.

Norway

Under Norwegian insolvency laws, the granting of security interests and unusual payments can be voided if undertaken during the three month period prior to the commencement of insolvency proceedings. There are also other preference provisions such as fraudulent conveyance rules that can void any transaction that (a) in an improper way favors one creditor (even if such creditor was not party to the transaction) at the expense of the other creditors, (b) otherwise restricts the availability of debtor’s assets for the benefit of creditors, or (c) increases the debtor’s debt in a detrimental way for the creditors, in each case provided that the debtor’s financial position was weak at the time of, or became materially weaker as a result of, the transaction and the other party knew or should have known of the debtor’s financial difficulties (or other circumstances which made the transaction improper).

You may not be able to recover in civil proceedings for US securities laws violations.

We are a public company with limited liability registered under the laws of Sweden with our registered office in Stockholm, Sweden. The Guarantors are organized under the laws of Sweden, Norway and Finland. None of our directors or officers, nor those of the Guarantors, are residents of the United States. Substantially all of our assets and, all the assets of the Guarantors and all of the assets of such persons are located outside of the United States. There is doubt as to the enforceability in Sweden, Norway and Finland, in original actions or in actions for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Because there is no treaty between the United States and Sweden providing for the reciprocal recognition and enforcement of judgments, US judgments are not enforceable in Sweden. A US judgment will be of some persuasive authority as a matter of evidence before the courts of law, administrative tribunals or executive or other public authorities of Sweden. However, there is Swedish case law to indicate that a US judgment (i) that is based on contract among the parties excluding the jurisdiction of the courts of Sweden, (ii) that was rendered under observance of due process, (iii) against which there lies no more appeal and (iv) the recognition of which would not manifestly contravene fundamental principles of the legal order, or the public policy, of Sweden, should be acknowledged without retrial on the merits.

A final and conclusive judgment obtained in the state or federal courts in the State of New York in respect of the indenture relating to the Senior Notes would be enforced by the courts of Norway without examination of the merits of the case, if (a) such judgment obtained is final and enforceable in and pursuant to  the laws of the country or state where it has been passed, (b) the judgment does not relate to an interest in land in Norway, and (c) enforcement of the judgment is in accordance with the mandatory provisions of the Norwegian Enforcement Act (1992).

A judgment obtained from a competent court in the United States would not be enforceable by the Finnish courts as such since there is no international convention to which both Finland and the United States are parties. However, Finnish title for execution can be sought for such enforcement and in requesting a Finnish court to make a decision to such effect, a judgment of a relevant court of the United States will constitute evidence of the questions of the contents of the governing law as applied to the matter in dispute and such judgment would generally, through such proceedings, be recognized by a Finnish court to the extent it is final and conclusive and not contrary to Finnish public policy or mandatory provisions of Finnish law.

Our employees are heavily unionized. Bargaining power and strikes can hurt our business.

Personnel costs constituted approximately 55% of our total operating expenses (excluding depreciation and amortization) in the year ended February 28, 2005. Our bus drivers and most of our other employees are unionized. Concordia’s operations could be adversely affected in the event that it were not able to reach agreement with any labor union representing Concordia’s employees or by an agreement with a labor union representing Concordia’s employees that contains terms that would prevent Concordia from competing effectively with other bus transportation companies. As in most labor intensive industries, strikes, work stoppages and other organized labor activities could also have significant adverse effects on operating and financial results. In the last fiscal year, an industry wide strike in Finland interfered with the operations of our Finnish operating company for several days.

Fluctuation in price and availability of diesel fuel could hurt our business.

Significant changes in fuel availability or costs would materially impact our business. Diesel fuel availability and prices are affected by a number of factors, including environmental legislation and global economic and political developments, over which we have little to no control. In addition, our costs are affected by annual increases in fuel taxes, which are largely offset by compensation from indexation. In the event of a shortage in diesel fuel supply resulting from a disruption of oil imports, reduction in production or otherwise, we could face higher diesel fuel prices or the curtailment of scheduled diesel fuel deliveries. Notwithstanding our hedging arrangements, in the year ended February 28, 2005, our total cost of diesel fuel averaged SEK 6.27 per liter. For a further discussion of our response to fluctuations in prices or a decrease in fuel availability, including our hedging policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk.”

Variations in exchange rates may affect our performance.

SBC, which comprised approximately 10% of our revenue in the year ended February 28, 2005, prepares its financial statements in, and its functional currency is, Norwegian Kroner. In preparing our consolidated financial statements, we translate SBC’s financial statements into Swedish Kronor at each fiscal year end. Consequently, our results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and Norwegian Kroner.

Concordia Finland, which comprised approximately 9% of our revenue in the year ended February 28, 2005, prepares its financial statements in, and its functional currency is, the euro. In preparing our consolidated financial statements, we translate Concordia Finland’s financial statements into Swedish Kronor at each reporting period. Consequently, our results from operations are affected by fluctuations in the rate of exchange between the Swedish Krona and the euro.

Further, we are also exposed to currency fluctuations on loans, as a result of having to make interest and principal payments in euro on the Senior Notes and the recalculation of outstanding debt, issued in other currencies than Swedish Krona, foremost the secured notes of €130 million. Furthermore, our parent company, Holdings has incurred €25,000,000 of indebtedness in connection with the restructuring, and the interest rate on such indebtedness is variable. If the restructuring is consummated, our ultimate parent, Bus, intends to borrow €45,000,000 under the Mezzanine Facility, which an increase in interest rates would increase the costs of servicing those debts, which we ultimately service with dividends up to our parents. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our parent companies also face currency fluctuation risks on the Mezzanine Facility and the Parent Notes.

Item 4.   Information on the Company

A.     History and Development of the Company

Our legal name is Concordia Bus Nordic AB (publ) and our commercial name is Concordia. We were incorporated on December 22, 1932. Concordia is domiciled in Sweden and is a public limited liability company. We are incorporated in Sweden and our registered address is Solna Strandväg 78, SE 171 54, Solna, Sweden. Our financial year ends on the last day of February. Our authorized and issued share capital is SEK 16,000,000 divided into 160,000 shares of one class with a nominal value of SEK 100 each. The share capital is fully paid. Our telephone number is +46 8 546 300 00. Our agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Bus. In January 2004, a reorganization was performed whereby Concordia Bus Nordic AB (publ) transferred to Bus its 100% share ownership of Interbus Finans AB. Bus then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB.

This reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Holding is a non operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ).

In January 2000, Bus, backed by SG (the then parent company of SBC) and certain private equity funds affiliated with Goldman Sachs International, acquired Concordia Bus Nordic. On February 28, 2001, we acquired SBC with effect from February 1, 2001.

Concordia and Bus announced on July 22, 2005 that, with their principal ultimate shareholders, an Ad Hoc Committee of holders of Parent Notes and an informal group of holders of Senior Notes, they signed the Restructuring Agreement to restructure the Parent Notes and strengthen the balance sheet of the Concordia group of companies. The Restructuring Agreement provides that, among other things, Bus will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in the face amount of all the Parent Notes being reduced from 100% to

25% and holders of Parent Notes who consent to the restructuring will then be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Bus, which will constitute 97.5% of the issued ordinary share capital of Bus immediately following the consummation of the proposed restructuring. Holders who do not consent to the restructuring will also have the face amount of their Parent Notes reduced to 25% of their value. Concordia Bus AB would be required to settle this obligation within 12 months of the restructuring being consummated. However, Bus will not be forced to make an application for reorganization if holders of 99% of the Parent Notes weren’t to exchange Parent Notes for ordinary shares of Bus.

B.     Business Overview

We provide public bus transportation services in Sweden, Norway and Finland, operating through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively. We also provide express bus and coach hire services. In Sweden, we currently operate 2,989 buses, and are the largest operator through Swebus, with an estimated market share of approximately 29% of the public bus transportation market (measured by the number of buses in operation). Management believes that we are the largest operator in Sweden as measured by number of buses because it has reviewed and analysed publicly available material describing how many buses our competitors operate. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. In Norway, SBC currently operates approximately 379 buses and has an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. In Finland, Concordia Finland currently operates 362 buses and is the second largest operator in the greater Helsinki area with a market share of 24%. This market share data has been calculated based on the relative numbers of contract kilometers. This information is made available at each tendering which, as of February, 2005, showed that we were the second largest operator in the greater Helsinki area.

For the year ended February 28, 2005, we had net revenue of SEK 4,812 million. We sustained operating losses of SEK 256 million for the year ended February 28, 2005; SEK 108 million for the year ended February 29, 2004 and SEK 123 million for the year ended February 28, 2003. We sustained net losses of SEK 396 million for the year ended February 28, 2005;  SEK 171 million for the year ended February 29, 2004 and SEK 179 million for the year ended February 28, 2003.

General

Our core business is providing bus services to local public transportation authorities in Sweden, Norway and Finland. In our markets, the substantial majority of bus transportation services are provided under long-term contracts (generally five to eight year terms) with local public transportation authorities, according to which the bus operator provides services for a specific set of bus routes for fixed annual fees (subject to periodic adjustments based on price indices) which we refer to as “gross agreements.”  These contracts provide us with steady revenue streams because we receive a fixed annual amount from the respective public transportation authorities rather than relying on passenger ticket receipts. Certain contracts, called “net agreements,” include passenger numbers as part of their pricing. Public transportation authorities have shown an excellent record of payment and have in the past rarely faced bankruptcy or insolvency. In the year ended February 29, 2004, we derived approximately 89.5% of our revenue from a combination of gross agreements and net agreements in Sweden, Norway and Finland. We operate under approximately 160 contracts with local public transportation authorities, the largest of which accounted for only 4.6% of our net revenue in the year ended February 28, 2005. The top 25 contracts accounted for approximately 43.8% of net revenue in the year ended February 28, 2005.

We also provide express bus services (scheduled intercity or long distance bus services) and coach hire services.

Following deregulation in 1989, there was a wave of consolidation in the Swedish bus market. This has resulted in three large operators who have a combined market share in the contractual public bus transportation market in Sweden of approximately 60% (measured by the number of buses in operation). Swebus is the largest operator with a 29% market share. (Source: Svenska Lokaltrafikföreningen, the Swedish local traffic organization, or “SLTF”). Recent tenders for bus transportation contracts provide evidence that consolidation in the industry in Sweden has produced a more favorable pricing environment. We expect this trend to continue in the near term. We also believe that a similar pattern of pricing dynamics is now beginning to occur in Norway and Finland.

To prepare the organization for continued need of cost efficiency and battle for new contracts, a reorganization of the operating companies have been performed. This has lead to, among others, fewer management levels, key performance metrics, ranking lists among depot’s decentralized P&L and increased resources on contract tendering. Further improvement focus will be on tender achievement, best practice efficiency, fleet management and financial solutions.

Over the last two years, we have rolled out the initial phase of the Hastus software planning system at all our locations. We augment our use of Hastus software with the Sintopt software, our proprietary logistics system. The Sintopt software uses higher level algorithms to enable us to achieve increased levels of optimization with our bus and driver schedules. In addition, we have also identified other sources of cost savings, including fuel consumption organization, purchasing cost savings, and reductions of employee sickness and absences.

The improved planning and scheduling described above, combined with an integrated plan for bus fleet utilization and maintenance, enable us to determine with a higher degree of certainty the optimal number of buses needed for our existing operations. We are focusing our efforts on utilizing our existing fleet to provide new revenues through alternative uses, such as local coach and school bus hire.

We have developed and implemented a web-based system for our personnel (such as tracking absence for medical reasons) and a new Operational Management System (OMS). This system is the last phase of our IT strategy and brings together operational data residing in our centralized database and provides several new ways for us to track our business operations, such as kilometer/fuel tracking, driver activity capture and daily production statistics. The system is now operational in a majority of our locations.

As the largest operator of buses in the Nordic region, we have achieved significant savings by centralizing more of our bulk/commodity purchasing. Management has concluded that we are the largest operator of buses in the Nordic region by comparing and analyzing our revenues with those of our competitors.

Seasonality

Our contracts with public transportation authorities are typically structured such that the level of monthly fees depends on the contractually agreed volume of operations, which varies from month to month, and in many cases declines in the summer months. In addition, our express bus and coach hire services businesses usually experience relatively high revenues from April to September and during December in a given year, as customers tend to use these services during vacation periods and periods having more favorable weather. Furthermore, as a result of our collective bargaining agreements, our personnel costs usually increase in the beginning of each calendar year.

Sweden

General

As of February 28, 2005, we operated 2,989 buses in three bus transportation markets in Sweden:

•       contractual public bus transportation;

•       express bus services (scheduled intercity or long distance bus services); and

•       coach hire services.

Contractual public bus transportation services operated 2,825 buses, express bus services 97 buses and coach hire services in Sweden operated 67 buses. Our Swedish operations generated revenue of SEK 3,924 million for the year ended February 28, 2005.

Contractual Public Bus Transportation Service

As of February 28, 2005, we were operating 2,825 buses under 113 public bus transportation contracts with local public transport authorities.

As of February 28, 2005, we had a market share of approximately 29% (in terms of number of buses) of the Swedish contractual public bus transportation market. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. We have a relatively even distribution of our contract portfolio in terms of revenue among the southern, eastern and western regions of Sweden. Due to the economics of the bus industry in the northern region of Sweden, we have a smaller presence in this region. We intend to focus on areas of high urban concentration and to review our contract portfolio critically with regard to smaller, less profitable contracts, particularly those relating to areas of relatively low population density.

The greater city area of Stockholm, together with Halland, Malmö, Uppland and Västra Götaland, are our most important markets, and collectively account for approximately 65% of our total revenue in Sweden.

Bus services are provided in the Swedish public bus transportation market according to publicly tendered contracts entered into by bus operators with local public transport authorities. See
“—Regulation—Sweden Tendering Procedures.”

Most Swedish bus operators have similar cost bases, as most bus drivers are in the same unions and most buses meet similar specifications. We believe the difference in competitive power comes from a bus operator’s ability to optimize its depot structure, its skill in planning and scheduling, and its ability to solve the complex logistical issues involved in meeting the requirements of the contracts. Having access to a large fleet and being able to shift resources significantly benefit the larger operators.

Regulation

In Sweden, the administration of public transportation for a particular region is delegated to the relevant local public transport authorities, which plan, price and coordinate public transport within their geographical area and which enter into contracts with both public and private operators. There are 24 independent local public transport authorities in Sweden, which cover the 21 provinces of Sweden and its five largest cities.

Prior to 1989, public transportation contracts were not subject to competitive tendering procedures and operators typically monopolized a particular public authority’s geographical area of responsibility. In 1989, Sweden began requiring, subject to specific exceptions, local public transport authorities purchasing bus services to conduct competitive tender procedures. This deregulation and the resulting price competition led to a reduction in contract prices by an estimated 20% to 30% in real terms in the decade after competitive tendering requirements were introduced in 1989. During this period, the underlying costs for bus operators increased significantly due to increases in vehicle and diesel fuel taxes and diesel fuel costs. Although operators are compensated based on a consumer price index which takes fuel costs into account, overall, in recent years, this index has not risen sufficiently despite the increase in the component based on fuel costs to reflect the increase in our costs. Therefore, operators have not been compensated in a manner allowing them to cover their increased costs fully. This trend led to consolidation in the industry and begun to produce a more favorable pricing environment. As a result, commencing in 1998 and to a greater extent in 2000 through 2004, we have renewed contracts at higher prices.

Tendering Procedures

Under Swedish law implementing European Union directives concerning public procurement, public bus transportation contracts must be awarded on a commercial basis and, subject to limited exceptions, must involve a competitive bidding process.

Typically, following a study of the community’s transportation needs and input from transportation providers, the local public transportation authorities determine the required bus routes, schedules, fares and other requirements. Invitations to tender contain bid information packages which state the specific routes and timetables to be covered by the operator and usually contain requirements regarding bus types, technical standards (seats, age, design, etc.), exterior appearance requirements, the environmental standards (such as types of fuel, emissions standards and requirements for exhaust filters) and quality requirements.

The local public transport authorities are required to follow established criteria for awarding contracts, of which the single most important is typically price. Other factors may be considered, including the cost of adapting to a new operator and the level of service quality. In many cases, local public transport authorities choose to subdivide procurement into a series of contracts, each with a specified portion of a community’s routes to avoid having a single operator dominating a large area.

Contracts

While each public transportation contract is different, there are many terms common to virtually all of them. These contracts, other than contracts for school bus transportation, are generally for five to eight year terms, although many have recently provided for the extension of the term. In some cases, there are options which may be exercised by either Swebus or the local transportation authority, but other options are exercisable only by the local transportation authority. Extension options exercisable only by the local transportation authorities generally provide for one or two year extensions.

The various criteria set forth in the bid information package, as described in the heading “Tendering Procedures” in this section, become part of the contracts. Bus operators must then seek to comply with these requirements as efficiently as possible. In isolated cases, there are provisions that an incoming operator must purchase used buses from the outgoing operator.

Public transportation contracts in Sweden usually provide for fixed fees to be paid to the operator in return for the contracted bus services, which fees are subject to monthly, quarterly, semi-annual or annual fee adjustments intended to account for changes in costs incurred. At present, contracts with local public transportation authorities that produce a substantial portion of Swebus’ revenues in Sweden contain cost indices based on a consumer price index, although it is becoming increasingly common to negotiate indices which reflect bus industry costs or an index which contains a labor or fuel cost component. Although management believes that Swebus’ indices will match bus operation industry costs more closely than in the past, there can be no assurance this will be the case. See the subheading “Risk Factors—Risks Related to the Company—If indices in our contracts do not reflect our cost increases, our business could be adversely affected.”

Over 90% of the public transport contracts subject to competitive bidding are gross agreements, which means the operator receives a fixed amount (usually per vehicle kilometer) for operating the routes and there is no direct financial benefit to the operator for increasing passenger volumes. The local public transportation authorities retain all ticketing revenues and set the fares.

Express Bus Services

We operate an extensive network of express bus services under the trade name “Swebus Express” which operates under a separate legal entity called “Swebus Express AB” and provides public long distance transportation. In the year ended February 28, 2005, we employed approximately 97 buses on a full time basis for express bus services in Sweden. We operate daily and weekend services throughout Sweden, as well as international routes between Stockholm and Copenhagen. Our express buses covered in aggregate approximately 354,000 kilometers per week during the year ending February 28, 2005, and transported more than 3.0 million passengers last year.

For the year ended February 28, 2005, express bus services in Sweden had total revenue of SEK 337 million. Providing an extensive national network and a seamless mode of transport between a large number of destinations has become Swebus’ main competitive advantage. Swebus Express sells tickets on the buses as well as in advance through ticket agencies. Swebus’ policy is to provide coaches for any passengers who want to travel and who arrive at the applicable embarkation points at scheduled departure times. We do not allocate particular seats for passengers. We offer discounts for children, students and pensioners as well as for all passengers travelling on Mondays to Thursdays inclusive (subject to some exceptions). Management believes that the increase in the amount of pensioner travel on Swebus Express reflects pensioners’ growing demand for inexpensive flexibly scheduled travel.

Express bus services in Sweden are generally deregulated so that an express bus service operator has full responsibility for all aspects of the service, including route planning, schedules and fares. In some regions, express bus services are combined with regional or local public bus services. In these circumstances the local public transportation authorities compensates the express bus operators for making a number of stops in proximity to a regular local public bus service within a region.

We believe that the express bus service industry will enjoy continued growth as more routes are developed and more passengers appreciate the price competitive service as compared to rail and airline services and, more importantly, the high costs of driving private cars. Based on current demographic trends, we expect that the potential passenger base for express bus services will expand as the number of people engaged in long distance employment or studies increases.

Coach Hire Services

We also operate a coach hire service under the name “Interbus,” which operates under a separate legal entity called “Interbus AB.”  The coach hire market involves providing chartered bus services, as well as daily and weekend excursions, sightseeing tours and special events. Interbus operates a coach hire service business in the Stockholm, Gothenburg and Malmö areas. As of February 28, 2005, Interbus operated approximately 67 full-time coaches and additional express buses as needed.

For the year ended February 28, 2005, we had total third party revenue of SEK 117 million from coach hire services in Sweden. The Swedish coach hire market is concentrated primarily in densely populated areas, such as Stockholm, Gothenburg and Malmö. The customer base for the coach hire market is diverse, ranging from small groups organizing private outings to organizers of major sporting events. During the year we acquired the business FO Resor in order to provide package tours for both groups and individuals.

Interbus’ typical customers include major event planners, corporations and travel agencies. Swebus’ coach fleet size enables it to meet the requirements of a wide range of customers and to manage bus transportation for both small and large events. We are one of a few major operators in Sweden which has the capacity to satisfy larger customers. A significant and growing portion of the coach hire service is related to cruise line operations. Our fleet size improves our competitiveness in this market because cruise ships require operators with significant carrying capacity to ferry people between the ship and the relevant city, or to provide sightseeing tours.

Competition in the Swedish Bus Transportation Market

Contractual Public Bus Transportation

Deregulation has changed the nature of competition in the Swedish bus industry. Over the past several years, the Swedish contractual public bus transportation market has experienced intense price competition. In this competitive pricing environment benefited, large companies with advantages of economies of scale such as Swebus and Connex, have enjoyed expansion at the expense of relatively inefficient larger carriers (including operators owned by the local public transport authorities) and smaller bus operators. As a result of this competition there are currently three large private bus operators.

The Swedish contractual public bus transportation market features a few operators that hold large shares of the market and many small local operators. Management believes that the relative market shares of the three largest Swedish bus operators are Swebus (with approximately 29% of the market), Busslink, (with approximately 16% of the market) and Connex (with approximately 17% of the market). This market share data has been calculated based on the share of total number of buses, according to the SLTP. Swebus, Busslink and Connex are the only national competitors.

In rural markets, and, in particular, in the northern region of Sweden, large bus companies face stiff competition from small, privately owned local operators, who have formed into loose cooperative ventures in which bus fleets are pooled and who can operate very flexible schedules and are not heavily unionized. These factors, combined with the lower levels of operations in northern areas that do not benefit large scale operators, allow these smaller operators to bid for services at prices that are often not economically viable for larger operators such as Swebus.

In general, we believe that we face more competition on tenders that require fewer than 50 buses, as there are more operators capable of servicing such requirements. In the tenders for larger contracts, such as in the major cities, there is generally a maximum of four operators tendering.

Express Bus Services

The express bus market in Sweden is fully open to competition and is highly fragmented. In the year ending February 28, 2005, we had more than 50% market share of the Swedish express bus service market, as measured by kilometers served, according to the SLTF. We operate 97 buses in this market. The next largest operator is Säfflebussen, which operates primarily between Gothenburg and Stockholm and to Oslo. Säfflebussen has a market share exceeding 20%, according to the SLTF. This market share data has been calculated based on the share of total number of buses.

The third largest operator is Svenska Buss, which is a joint venture among seven privately owned bus companies and operates primarily in the south of Sweden. Svenska Buss has a market share of about 10% and operates primarily between Stockholm and several northern cities.

Coach Hire Services

The coach hire market is fully open to competition, and is more fragmented than the contractual public bus transportation market. While we dedicate approximately 67 buses to coach hire services, the market is characterized primarily by small to medium sized operators. The medium sized operators typically have between 10 and 20 buses. The small operators are usually private companies operating up to four buses, where the owners of the buses both drive and maintain the buses themselves. The small operators are cost efficient and highly competitive, but cannot bid for larger contracts due to their limited resources. Within the bus industry, the coach hire market is the segment that is most sensitive to general economic conditions, as tourism and attendance of special events are more directly affected by economic conditions than the basic transportation requirements provided by public contractual bus operators.

Nevertheless, we have been able to adjust the scale of our coach hire operations, so that our operating margins in this segment have been less volatile than revenues in times of downturns.

Insurance

Swebus carries the following types of insurance:  general legal and product liability, property and business travel insurance. Those types of insurance do not cover damages to our own bus fleet. Swebus believes that it carries types and levels of insurance that are consistent with the types and levels carried by other major bus operating companies in Europe. Swebus does not carry business interruption insurance, but this is common for many European businesses, particularly those (like Swebus) in which the risk of major interruption of business is small.

Environmental Matters and Other Regulations

We are required to comply with a series of Swedish and EU environmental, health, and safety regulations. These regulations include requirements regarding emission standards, safe storage of diesel fuel, and proper maintenance for the buses. In addition, public transportation contracts stipulate additional environmental standards relating to emission standards and the maintenance of the bus fleet. We believe that Swebus materially complies with these regulations and contract requirements.

Intellectual Property

Swebus has six registered trademarks in Sweden:  “Swebus Express,” “Nepal Resor,” “Resecentrum,” “Fjällexpressen,” “Helsingborgstrafiken,” “Swebus” and our company logo. In addition, “Swebus” is a registered trademark in the European Union.

Legal Proceedings

Swebus has a claim on the CPTA in Stockholm regarding compensation for unfair indexes in some of the contracts, starting from the year 2001. The CPTA has rejected the claim and the case will be tried in the city court in Stockholm.

Drivers and Other Personnel

For the year ended February 28, 2005, we had an average of 5,572 full-time employees in Sweden. Should a company lose a public transportation authorities contract, it is often the case that drivers will move to the company that wins the contract. The incoming operator generally does not need to employ any of these drivers. However, under some circumstances, such as if the new operator hires additional drivers to service the routes on the contract, it must offer to hire from the pool of drivers previously employed by the outgoing operator before hiring elsewhere.

Collective bargaining agreements

The majority of our drivers and maintenance personnel in Sweden are members of trade unions. The principal union to which the drivers and maintenance personnel belong is Svenska Kommunalarbetareföbundet (the Swedish Municipal Workers Union). A small minority of drivers belong to Svenska Transportarbetareföbundet (the Swedish Transportation Workers Union).

In Sweden, wages and general working conditions are generally the subject of nationally negotiated collective bargaining agreements. The collective bargaining agreement generally applicable to our blue collar employees expires on October 30, 2005. A separate collective bargaining agreement normally applies to operations under public tenders.

We believe that our relationships with our employees and unions are good. Swebus has only experienced one industrial disruption in the last five years, in February 1999. This strike was industry-wide in Sweden and lasted for 13 days. See “Risk Factors—Risks Related to the Company—Our employees are heavily unionized. Bargaining power and strikes can hurt our businesses.”

Pensions

In addition to the state sponsored pension scheme, we provide pension benefits, under the terms of our collective bargaining agreements, through two plans:  a defined benefit plan with Alecta covers the majority of our white collar employees; our blue collar employees are covered under a defined contribution plan with Fora.

Property, Plant and Equipment

We currently lease our facilities, the majority of them for use by Swebus. Swebus conducts its bus operations out of a system of 45 depots and 74 parking areas located throughout Sweden. These divide as follows:

•       45 depots, which include garages with full maintenance facilities, washing facilities, parking, administrative offices and eating and changing facilities for drivers and mechanics;

•       20 sub-depots, which include washing facilities, parking, small administrative offices for payroll disbursement and limited facilities for drivers; and

•       74 parking areas with limited staff facilities.

Some of the larger depots are located adjacent to bus stations and Swebus rents portions of parking capacity to some external customers. However, Swebus does not operate bus stations.

We generally select our depot sites according to their proximity to our routes. We intend to examine ways to use sales and leasebacks of depots with flexible lease terms as a way for Swebus to change depots to adjust to its changing needs as public transportation contracts are won and lost.

Norway

Contractual Public Bus Transportation

SBC is the seventh largest bus operator in Norway, with 379 buses and a market share in southeastern Norway of 20%, based on results of competitive tenders. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. SBC’s operations generated revenue of SEK 466 million (SEK 379 million) for the year ended February 28, 2005.

SBC operates principally in the contractual public bus transportation sector in the city of Oslo and the greater Oslo area of Akershus. SBC also operates in the counties of Vestfold, Oppland and Østfold in Southern Norway, SBC primarily operates under four traffic agreements, of which two have been renewed and amended on several occasions since their inception. In 1976, SBC entered into an agreement with Stor-Oslo Lokaltrafikk AS for public transportation outside the city of Oslo. Stor-Oslo Lokaltrafikk AS is controlled by the local public transportation authorities in the county of Akershus. In the last two years we have won two contracts and have increased our geographic presence in southern Norway. In addition, we have lost a number of contracts, including one in Slemmestad and one in Romerike.

In 2005, management estimates that the Norwegian market for contractual public bus transportation employed approximately 7,000 buses and amounted to NOK 8.9 billion (SEK 9.9 billion). There are 19 local public transport authorities in Norway each of which is responsible for public bus transportation in one of Norway’s 19 counties.

Regulation

The administration of public transportation in Norway for a particular region is delegated to the relevant local public transportation authorities, which are responsible for planning, pricing and coordinating public transport within their geographical area. Local public transport authorities in Norway may subject bus service procurement to a competitive bidding process, but are not required by law to do so. As of February 28, 2005, only 11 of the 19 local public transport authorities in Norway had opted to use competitive bidding methods as their means of distributing public transportation contracts. SBC expects, however, that further local public transport authorities will follow suit because of the significant cost savings associated with putting a contract up for competitive tender. If competitive bidding is not used, bus operators negotiate with local public transport authorities to provide exclusive service for specific routes for specified periods (up to ten years). Bus operators are aware that if they do not offer competitive prices, the authorities will open bidding either in a formal tendering process or by simply requesting competitors to approach them with offers. The threat of competitive bidding has also increased the bargaining power of the public authorities and caused prices to decrease. The level of public subsidies varies largely from province to province in Norway, and management estimates that the average level of subsidies in Norway is approximately 40%. SBC believes that the general trend is that the level of subsidies is generally decreasing. For further information relating to subsidies, see the subheading “Risk Factors—Risks Related to the Company—The local public transport authorities rely on government subsidies. Removal of these subsidies could drive down local public transportation authorities’ contract fees.”

Competition

In Norway, the public transportation market has begun to experience developments similar to those that have occurred in Sweden. These developments include price competition and consolidation. Nevertheless, the Norwegian bus industry remains fragmented with approximately 227 bus companies operating a total of approximately 7,600 buses in 2004. Almost 60% of Norwegian bus operators had fleets averaging fewer than ten buses. In contrast to Sweden, competitive bidding is not prevalent and has instead been used for smaller contracts to obtain a “signal price,” which is then used as a target for renegotiating the entire contract portfolio.

SBC is a major operator in Southeastern Norway. On a national level, both Norgesbuss AS and Nettbuss AS (owned by Norges Statsbaner BA, the state railway operator) have significantly larger fleets than SBC, but neither of them are dominant in any single region.

Since 1989, contracts with public transport authorities in Norway to provide bus services have been potentially subject to competitive bidding procedures. The ability to compel competitive bidding has increased the bargaining power of the public authorities, particularly in recent periods, and they have been able to obtain price reductions in their contracts with SBC and increased the risk that SBC will lose its contracts for bus routes. For further information about risks relating to our current contracts see “Risk Factors—Risks Related to the Company—If we lose many local public transportation authorities’ contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected. Further, if we experience difficulties in operating under our existing contracts, our business may be adversely affected.”

Operating leases

In order to meet SBC’s requirements for new buses, SBC intends to continue to enter into operating leases. In addition, SBC benefits from a residual value guarantee arrangement for buses purchased from the SchØyen Group on July 1, 1999. SchØyen Group entered into an agreement with Evobus permitting the SchØyen Group to return buses to Evobus according to stipulated residual value schedules (which are subject to adjustments). Evobus has made available all the benefits under this agreement to SBC. The arrangement provides for limitations in specific circumstances on the number of buses that may be returned in any year and on the aggregate number of buses that may be returned in a multi-year period.

Drivers and Other Personnel

For the year ended February 28, 2005, SBC had an average of 611 full-time employees.

Nearly all of SBC’s employees are represented by unions under the terms of industry-wide collective bargaining agreements. All union agreements are renegotiated every two years. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on March 31, 2006.

SBC considers its relations with its employees and the unions to be good.

Environmental Matters and Other Regulations

All persons and entities governed by Norwegian law are obliged to comply with the Norwegian environmental, health and safety acts, regulations and public orders. Health and safety requirements are to a large extent the implementation into Norwegian law of various European Union regulations. The relevant legislation for our operations includes the Pollution and Waste Act 1981, the Worker Protection and Working Environment Act 1977, the Planning and Construction Act 1985, the Fire and Explosion Protection Act 2002 and the Neighbouring Properties Act 1961. These acts, and the connected provisions of orders based on these acts, include provisions regarding environmental permits, emission standards, storage and handling of fuels and other hazardous substances, waste management, technical provisions regarding maintenance of buses and requirements regarding the environmental safety standards of fuel distribution stations.

Legal Proceedings

SBC is not currently involved in any material legal proceedings.

Finland

Contractual Public Bus Transportation

We operate a Finnish public bus transportation business through our principal subsidiary in Finland, Concordia Finland. Concordia Finland is a major bus operator in Finland with approximately 362 buses in operation as of February 28, 2005, and approximately 37 public bus transportation contracts with local public transport authorities. Our Finnish operations generated revenue of SEK 422 million for the year ended February 28, 2005. Concordia Finland operates only in the Finnish contractual public bus transportation sector in the greater Helsinki area in the cities of Helsinki, Vantaa and Espoo, and does not offer either express bus or coach hire services.

Management estimates that in 2004, the Finnish bus market employed approximately 8,800 buses and included approximately 400 operators. The Finnish bus market is well developed in both rural and urban areas. Finland’s geography and low population density make bus transportation very competitively priced as compared to railway services. Additionally, the passenger railway network is centered on Helsinki and is being reduced in rural areas. This situation provides an advantage to bus operators because they can offer bus passengers the possibility to make more convenient cross country trips than on the railways.

The greater Helsinki area, with a total population of approximately one million, is Finland’s largest market for contractual public bus transportation. The greater Helsinki area and Turku are the only markets currently subject to competitive bidding. Significant price pressure has led to consolidation in these areas. Except for the greater Helsinki and Turku areas, local traffic in most cities is largely provided by local operators.

Regulation

As in Sweden, the administration of public transportation in Finland for a particular region is the responsibility of the local transportation authority. In greater Helsinki and Turku, public transportation authorities have opened their local public transportation contracts to competitive bidding. In 1994, the Helsinki Metropolitan Area Council (commonly known as the YTV), which is the authority that regulates inter region public transport traffic between the three cities of Helsinki, Espoo, and Vantaa, was the first to initiate competitive bidding in Finland. Although the YTV and the public transport authorities regulating public transport traffic within the cities of Helsinki, Espoo, Vantaa and Turku represent the only regions currently open to competition, the EU directives concerning public procurement, along with the prospect of cost savings for local authorities, is expected to increase the number of regions open to competitive bidding. Concordia Finland expects an increase in the number of regions subject to competitive tendering in the near future.

Currently, in areas other than those referenced above, the local public transport authorities have granted independent operators licenses to run bus services, which essentially gives each operator a monopoly position. Licenses are normally granted for a three to ten year period and are usually renewed with the same operator. We do not have any contractual public bus services agreements in areas not subject to competitive bidding.

Contracts and Contract Tendering

In the YTV region, and other areas in which competitive bidding has been instituted, the contract structure and bidding and procurement procedures closely resembles that of the local public transportation authorities contracts in Sweden described in the subheading “Sweden—Tendering Procedures” and “Sweden—Contracts” in this section. Typically, the public transportation contracts have four to five year terms and under these contracts all ticket revenues are forwarded to the local public transportation authorities and the operator receives fixed fees. The compensation is adjusted periodically by reference to an index intended to cover cost items that relate to the bus transportation industry such as drivers’ wages, cost of buses and fuel.

Drivers and Other Personnel

For the year ended February 28, 2005, Concordia Finland had an average of 766 employees.

All of Concordia Finland’s employees are represented by unions under the terms of industry-wide collective bargaining agreements. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on February 1, 2006.

Concordia Finland considers its relations with its employees and the unions to be good. See “Risk Factors—Risks Related to the Company—Our employees are heavily unionized. Bargaining power and strikes can hurt our business.”

Environmental Regulation and Other Regulations

Concordia Bus Finland is required to comply with the Finnish environmental, health and safety regulation, a large part of which originates from the European Union regulations implemented into Finnish law. The applicable legislation (i.e. the Environmental Protection Act and the Environmental Protection Decree, the Chemicals Act and the related regulations, and the Waste Act) and other regulations include provisions regarding environmental permits, emission standards, storage and handling of fuels and other hazardous substances, waste management, technical provisions regarding maintenance of buses and requirements regarding the environmental safety standard of fuel distribution stations.

In addition, the public transportation contracts entered into with various public entities in the Helsinki area provide that the buses have to fulfil, certain technical and other requirements.

Legal Proceedings

Concordia Finland is not currently involved in on-going legal proceedings.

Business Management

In Sweden we have structured autonomous operations for each business line—the contractual public bus transportation business, the express bus business and coach hire. Each operating unit is responsible for preparing and securing and integrating new business, operational management, and long term planning. We provide overall business direction policies and control systems, and financial, information technology, and property and asset management services and funding. In addition, we are responsible for Strategic Business Development of each unit and responsible for key investment decisions.

We are the largest operator of buses in the Nordic region. Our size permits us to seek favorable terms from suppliers in the Nordic region and elsewhere. Consequently, we are not dependent on any one supplier to meet our bus requirements. We have entered into framework agreements with Volvo and Evobus for the supply of our buses going forward. As far as possible, we will continue to acquire vehicles under operating lease arrangements to meet our bus fleet needs. Our fleet investments are dependent on compliance with fleet age requirements under our existing contracts and fleet specification changes at the time of retendering.

We have entered into operating lease agreements to finance a portion of our bus fleet. As of February 28, 2005, 1,470 of our 3,730 buses were financed through operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2005, was SEK 829 million (the net present value of our outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 46 million).

The large majority of lease terms for buses include residual value guarantees from the bus manufacturer, whereby we retain an option to return the buses to the manufacturer without cost to us. The number of buses that can be returned under these agreements is subject to certain limitations.

The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the purchase price paid by the lessor and the residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated. The lease payments for the second leasing period are always at terms based on the fair value at the date of the extension which are usually lower than the payments during the initial term. If we are successful in renewing or extending a local public transportation authority contract, our leasing contract can be renewed at terms based on the fair value at the date of the extension. This is likely to result in lease payments which are substantially lower than the payments during the initial term.

We centralize our fuel purchases in order to benefit from bulk purchases. We obtain most of our diesel fuel requirements from a single major petroleum company in the Nordic region. In the year ended February 28, 2005, we used approximately 97 million litres of diesel fuel. Our contract with this supplier currently ends June 30, 2006, but will automatically renew for two years unless notice is provided by either party three months prior to the end date. The price is based on the prevailing spot price for diesel fuel at the time of purchase. In addition, we hedge a portion of our diesel fuel purchases.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Fuel Prices”. We believe that, if necessary, we could find an alternative supplier for our diesel fuel requirements. However during the quarter ended February 28, 2005, none of Concordia’s fuel usage was hedged through diesel swaps.

We rent our tires from Michelin. Rental fees are charged on a per kilometer basis. Michelin provides all necessary maintenance with respect to the tires. Our current contract with Michelin expires December 31, 2008. Under the contract, Michelin is required to supply us with all the tires that we may require for our buses. We believe that, if necessary, we could find an alternative supplier of tires for our buses.

Information Technology

We have standardized, modernized and centralized our hardware and software applications across our operations, and the complete function is now run internally (after previously being outsourced). We currently have four standardized core applications covering financial reporting, traffic planning, fleet maintenance, and administrative planning. Our Finnish and Norwegian operations and the vast majority of our locations in Sweden are connected to the Stockholm head office by permanent, high-speed connections. We have established a training center in the head office to ensure a smooth roll-out of the system.

We are in the final stages of implementing OMS, our Operational Management System. We have in place a “production barometer,” a system which enables us to examine production activity at each of our locations on a day by day basis against budgeted hours.

C.   Organizational Structure

The following chart sets forth the corporate structure of Concordia, before restructuring.

(a)           Bus Holdings is an affiliate of Goldman Sachs International.

(b)          Under the terms of a management services agreement, Concordia Bus Management AS agreed with Concordia Bus BV to provide specified management services to Concordia Bus BV and its subsidiaries until February 28, 2005. That agreement ended on February 28, 2005 and since then we have been managed by our own employees. See “Item 7. Major Shareholders and Related Party Transactions” for a description of the management services agreement.

(c)           Pursuant to an intercompany loan agreement entered into on February 28, 2002, as amended and restated on January 16, 2004 and again on July 22, 2005 Bus provided a shareholder loan (the “Subordinated Shareholder Loan”) to Concordia originally in the amount of SEK 501 million in aggregate principal amount, comprising a portion of the net proceeds of the Senior Subordinated Notes issued in 2002. The most recent amendment novated the Subordinated Shareholder Loan to Holding and as of February 28, 2005, the outstanding amount is SEK 167 million. The terms of this Subordinated Shareholder Loan, as so amended and restated, provide that (i) interest accrues at a rate of 11% per annum, (ii) the loan is payable on demand and (iii) payments in respect of the Subordinated Shareholder Loan are subordinated to Concordia Bus Nordic’s obligations under the Senior Notes. An addition to the Subordinated Shareholder Loan, Concordia owes Bus SEK 125 million in connection with other liabilities for a net outstanding liability of SEK 292 million.

(d)          The Senior Notes benefit from (i) a pledge by Holding of the shares in Concordia, (ii) a pledge by Concordia of the shares of all of its operating subsidiaries, (iii) certain other security, including a pledge by Swebus Busco AB of all of the buses it owns (with a book value at February 28, 2005, of approximately SEK 1 billion), which represents substantially all of the tangible fixed assets of Concordia and its operating subsidiaries, and a pledge by Swebus AB of a floating charge over its assets securing an amount up to SEK 115 million and (iv) a pledge by Concordia of certain secured intercompany loans to Swebus AB and Swebus Busco AB, in the amounts of SEK 200 million and SEK 800 million, respectively, pursuant to which a second ranking security interest over certain assets of those Guarantors has been granted to Concordia. The indenture in respect of the Senior Notes includes certain intercreditor arrangements between Concordia and the trustee with respect to the collateral securitising such intercompany loans. The laws of certain jurisdictions may limit recovery over security constituting the collateral.

(e)           Holding, Swebus AB, Swebus Busco AB, Swebus Express AB, Interbus AB, Ingeni&qout; M.O., Sch&qout;yens Bilcentraler AS, Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Malmfältens Omnibus AB and Enköping-Bõlsta Fastighetsbolag AB.

(f)             These companies are dormant and have no material assets. As Concordia has designated Arlanda Buss AB, Billingens Trafik AB, Enköping-Bõlsta Trafik AB, Gälve Trafik AB, Hälsinge Wasatrafik AB, AB Härnösandsbuss, Karlstadsbuss AB, AB Kristinehamns Omnibusstrafik, Saltsjöbuss AB, Swebus Service AB, Swebus Västerõs AB, Tumlare Buss AB, Wasabuss AB and Wasatrafik AB as unrestricted subsidiaries these companies do not guarantee the Senior Notes.

D.   Property, Plants and Equipment

Concordia operated 3,730 buses at February 28, 2005, of which 1,470 were operated under operating lease agreements with the other 2,260 buses being either legally owned by Concordia or operated under financing lease agreements. At February 28, 2005 we operated 2,989 buses, 379 buses and 362 buses in Sweden, Norway and Finland, respectively.

At February 29, 2004, we operated 3,156 buses, 405 buses (of these 405 buses, 94 had been purchased pursuant to a contract entered into in January of 2004 and included in the February 2004 year end totals, though these 94 buses were not delivered to SBC until March of 2004) and 347 buses in Sweden, Norway and Finland, respectively.

As of February 28, 2003 Concordia’s bus fleet consisted of a total of 3,949 buses, of which 1,156 buses were under operating leasing arrangements and 2,793 were owned or under finance leases.

The average age of our fleet was ten years for buses owned by Concordia or operated under finance lease agreements and four years for buses operated under operating lease agreements for the fiscal year ended February 28, 2005, ten years for buses owned by Concordia or operated under finance lease agreements and three years for buses operated under operating lease agreements for the fiscal year and ended February 29, 2004 and nine years for buses owned by Concordia or operated under finance lease agreements and two years for buses operated under operating lease agreements for the fiscal year ended February 28, 2003.

Those of our buses which are subject to operating lease agreements are also subject to residual value guarantees from our bus suppliers, Volvo and Mercedes/SETRA. The residual value guarantees enable Concordia to return those buses to our suppliers at no further cost to us at the end of the first lease period of the operating lease agreement. The first lease period must be at least 48 months for Mercedes/SETRA buses and at least 60 months for Volvo buses.

The return conditions, stated in the residual value guarantees, include that the buses must be in roadworthy condition and fulfill a kilometer allowance. If the buses do not meet these conditions, Concordia may have to compensate the suppliers for the extra cost.

The residual value guarantees also include a limitation regarding the number of buses that can be returned to the suppliers. For Volvo buses, the return is limited to a total number of vehicles per calendar year corresponding to 30 percent of the average purchases of new Volvo buses during the past three calendar years. For Mercedes/SETRA buses the return of buses is limited to the annual average (20% of the overall amount) per year of the deliveries of Mercedes/SETRA buses between 2000 and 2004. The Mercedes/SERTA buses are provided pursuant to the Evobus framework agreement.

We currently lease our facilities, the majority of them for use by Swebus. Swebus conducts its bus operations out of a system of 45 depots and 74 parking areas located throughout Sweden. These divide as follows:

•       45 depots, which include garages with full maintenance facilities, washing facilities, parking, administrative offices and eating and changing facilities for drivers and mechanics;

•       20 sub-depots, which include washing facilities, parking, small administrative offices for payroll disbursement and limited facilities for drivers; and

•       74 parking areas with limited staff facilities.

Some of the larger depots are located adjacent to bus stations and Swebus rents portions of parking capacity to some external customers. However, Swebus does not operate bus stations.

We generally select our depot sites according to their proximity to our routes. We intend to examine ways to use sales and leasebacks of depots with flexible lease terms as a way for Swebus to change depots to adjust to its changing needs as public transportation contracts are won and lost.

Concordia has no material properties in Norway or Finland.

Item 5.   Operating and Financial Review and Prospects

A.   Operating Results

The following should be read in conjunction with our consolidated financial statements and the consolidated financial statements of our direct Parent included in this annual report starting on page F-1. Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differ in various significant respects from US GAAP. The significant differences between Swedish GAAP and US GAAP are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

Overview

Concordia Bus Nordic AB was incorporated on December 22, 1932. In January 2000, Bus, backed by SG (the then parent company of SBC) and certain private equity funds affiliated with Goldman Sachs International, acquired Concordia Bus Nordic. In connection with the acquisition, SG agreed to contribute its bus operating subsidiary, SBC, to Bus by no later than March 1, 2002, pursuant to mutual options. On February 28, 2001, we acquired SBC with effect from February 1, 2001.

We provide public bus transportation services in Sweden, Norway and Finland, through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively. We also provide express bus and coach hire services. In Sweden, we currently operate 2,989 buses, and are the largest operator through Swebus, with an estimated market share of approximately 29% of the public bus transportation market (measured by the number of buses in operation). This market share data has been calculated based on the share of total number of buses, as provided by the CPTA. In Norway, SBC currently operates approximately 379 buses and has an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities. This market share data has been calculated based on the share of total number of buses, as provided by the CPTA. In Finland, Concordia Finland currently operates 362 buses and is the second largest operator in the greater Helsinki area with a market share of 24%. This market share data has been calculated based on the relative numbers of contract kilometers. This information is made available at each tendering.

The operating results for Concordia Bus Nordic during the fiscal years 2003 to 2005 have been negative, mostly due to loss making contracts in the CPTA segment. The consolidated statements of operations for Concordia Bus Nordic for the year ended February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004–February 28, 2005 have not been sufficient to cover Holding’s costs. Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure and certain changes in the capital structures. Changes in operations and administrative structure are made to improve traffic planning and make the usage of buses and staff more efficient.

Nordic and Bus announced on July 22, 2005 that, with their principal ultimate shareholders, an Ad Hoc Committee of holders of Parent Notes and an informal group of holders of Senior Notes, they signed the Restructuring Agreement to restructure the Parent Notes and strengthen the balance sheet of the Concordia group of companies. The Restructuring Agreement provides that, among other things, Bus will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in the face amount of all the Parent Notes being reduced from 100% to 25% and holders of Parent Notes who consent to the restructuring will then be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Bus, which will constitute 97.5% of the issued ordinary share capital of Bus immediately following the consummation of the proposed restructuring; subject to a management incentive plan.

In connection with the restructuring, Holding has borrowed €25,000,000, of which €24,055,000 has been contributed to Concordia as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. If the restructuring is successfully completed Bus intends to borrow an additional €45,000,000 under the Mezzanine Facility. It intends to use €25,000,000 to repay the Holding borrowing and contribute approximately €13,000,000 to Concordia, via Holding, as an equity contribution. The remaining amount will be used to cover expenses of the restructuring.

Our contracts with public transportation authorities are typically structured such that the level of monthly fees depends on the contractually agreed volume of operations, which varies from month to month, and in many cases declines in the summer months. In addition, our express bus and coach hire services businesses usually experience relatively high revenues from April to September and during December in a given year, as customers tend to use these services during vacation periods and periods having more favorable weather. Furthermore, as a result of our collective bargaining agreements, our personnel costs usually increase in the beginning of each calendar year.

Critical Accounting Policies

The preparation of our consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include descriptions of some accounting areas that require a higher degree of complexity and/or judgment in making estimates.

Recoverability of tangible and intangible fixed assets including goodwill.

Impairment reviews of tangible and intangible fixed assets, including goodwill, are performed whenever there is an indication of possible impairment. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

One of our significant assets is our goodwill in our subsidiary SBC. If future cash flows do not develop favorably, there is a risk that goodwill may be impaired and need to be written-down. Goodwill is accounted for in accordance with Swedish GAAP which in certain areas differs from US GAAP. Please see Note 32 item (a), “Goodwill amortization,” to the consolidated financial statements of Holding filed as part of this annual report for a description of those differences.

In addition to goodwill, we also have significant investments in buses. As of February 28, 2005, the carrying value of buses was SEK 1,228 million. The depreciation of these buses is based on a straight-line basis over their estimated useful lives, which range from three to 14 years depending on the type of bus. Recoverability of these assets being held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. If we are not successful in renewing our contracts at a level that keeps our buses in service, we may have excess bus capacity and therefore may desire to sell these buses to third parties. In such a situation the carrying value of these buses may exceed the amount that can be recovered in a sales transaction.

Loss making contracts.

Most of our contracts are five to eight year contracts with municipalities to provide bus services in a particular area. Under the terms of these contracts, revenues are generally indexed at a rate corresponding to a consumer price index or a price index which more closely corresponds to the company’s actual cost structure in providing its services, such as an index that considers the significance of changes in diesel prices, payroll costs and other expenses. Due to the fact that the contracted price level on some of our older contracts has proven to be too low to fully cover the costs of those contracts, certain contracts have become loss making. Provisions have been recorded on an individual CPTA basis. We may be required to record additional provisions for loss making contracts in the future if the increase in revenue from the underlying contracts does not offset the actual increase in costs.

Deferred income taxes.

Considering our recent history of losses, we have not recorded any deferred tax asset for our operating loss carry forward, or temporary tax differences.

Going Concern Matters

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004. The group’s long term ability to continue its operations is dependent on a successful future tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.

The Company is highly leveraged as a result of the Notes outstanding, significant operational lease obligations and group internal financing in the form of liabilities due to Concordia Bus AB. This leverage has put additional pressure on the Company’s cash flows and has limited the Company’s ability to seek additional external funds. Existing cash and bank balances are not expected to be sufficient to cover future cash needs for potential operating losses, normal capital expenditures, mandatory interest payments and amortization on debt owed to Concordia Bus AB.

Absent a restructuring, we may not be able to continue as a going concern. Concordia and Bus announced on July 22, 2005 that, with their principal ultimate shareholders, an Ad Hoc Committee of holders of Parent Notes and an informal group of holders of Senior Notes, they had signed the Restructuring Agreement to restructure the Parent Notes and strengthen the balance sheet of the Concordia group of companies. The Restructuring Agreement provides that, among other things, Bus will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in a reduction of the face amount of all the Parent Notes from 100% to 25% and that the holders of Parent Notes who consent to the restructuring will be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Bus, which will constitute 97.5% of the issued ordinary share capital of Bus immediately following the consummation of the proposed restructuring, subject to a management incentive plan representing a maximum of 5% of the issued ordinary shares. In connection with the restructuring, Holding has borrowed €25,000,000, of which €24,055,000 has been contributed to Concordia as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. Bus intends to borrow an additional €45,000,000 pursuant to the Mezzanine Facility, of which approximately €13,000,000 Bus intends to contribute to Concordia, via Holding, as an equity contribution. The remaining amount is to be used to repay Holding’s loan of €25,000,000 and to cover restructuring expenses.

Concordia has approximately SEK 1,188 million of long-term debt due to third parties, including long-term finance lease obligations but excluding operating lease obligations. Our ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore our ability to service our existing debt and the debt of Holding and Bus (pursuant, for example to Holding’s recent borrowing of €25,000,000 and Bus’ future borrowings under the Mezzanine Facility), or the debt we may acquire in connection with the proposed restructuring, is dependent on the ability to transfer profit from Concordia through Holding to Bus. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits our ability to receive dividends from subsidiaries.

The group profit and loss statement for February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover our costs.

The management of Concordia believes that if the proposed restructuring is consummated Concordia will be able to continue as a going concern primarily as a result of reduction of reduce the group’s total indebtedness and consequently improvements on Concordia’s cash flow. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing. These financial statements have been prepared assuming that the restructuring will be consummated and that Bus, Holding, Concordia and Concordia’s subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that we will continue as a going concern.

These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia will be in compliance with its covenants associated with its senior secured notes, and (ii) Bus will not become insolvent or bankrupt. If Concordia were to be in breach of one or more of those covenants, and if the lenders so elected, the SEK 1,188 million senior secured notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the Senior Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

New Accounting Principles in 2005 for Swedish GAAP

During the year ended February 28, 2005, the recommendation Employee Benefits (RR 29) issued by the Swedish Financial Accounting Standards Council, became effective. The change has positively affected consolidated equity as of March 1, 2004 by SEK 5 million, net of deferred taxes.

International Financial Reporting Standards

Effective January 1, 2005, all listed European Union companies are required to present their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The latest date for transitioning for Concordia will be the year ended February 28, 2007, which means that the first full set of financial statements will be the Company’s financial reports for the year ending February 29, 2008.

Concordia is currently in the process of assessing the implications of the adoption of IFRS. The impact that these new standards will have on the Company’s net loss and financial position has not yet been assessed.

Major disclosure differences based on the current IFRS status relate to the following areas:  judgments, assumptions, risks and information regarding acquisition of companies. Major accounting differences based on the current IFRS status includes, but are not limited to, the following areas:

•       Intangible assets—Goodwill amortization will no longer be allowed;

•       Share based payment—The fair value of awards is recognized in equity at the grant date and expensed during the vesting period;

•       Financial instruments—In general, to be reported at fair value and depending on classification, to be taken either through the income statement or directly to shareholders’ equity;

•       Component method of depreciation.

New Accounting Principles in 2005 for US GAAP

Consolidation of Variable Interest Entities

In December 2003, the U.S. Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, an entity must consolidate any variable interest entity in which the entity holds variable interests and is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted during the year ended February 29, 2004, while other portions were required to be adopted during the year ended February 28, 2005 under the transition rules. The adoption of the remaining provisions of FIN 46R during the year ended February 28, 2005 did not have a significant effect on our consolidated financial position or results of operations reported in accordance with US GAAP.

In May 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into by us on or after March 1, 2004. The adoption of the EITF 00-21 during the year ended February 28, 2005 did not have a significant effect on our consolidated financial position or results of operations reported in accordance with US GAAP.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for us in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for US GAAP purposes.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by us on or after March 1, 2006 for US GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Results of Operations

The following table sets forth our results of operations for the years indicated in terms of amounts as well as a percentage of net revenue.

	Year ended February 28, 2005		Year ended February 29, 2004		Year ended February 28, 2003
	Amount	%	Amount	%	Amount	%
	(in millions SEK, except percentages)
Net revenue	4,812	100.0%	4,761	100.0%	4,758	100.0%
Operating expenses(a)	(4,722)	(98.1)%	(4,544)	(95.4)%	(4,505)	(94.7)%
Gain (loss) on sale of fixed assets	4	0.1%	6	0.1%	(4)	(0.1)%
Depreciation; amortization and write-down	(350)	(7.3)%	(331)	(7.0)%	(372)	(7.8)%
Operating loss	(256)	(5.3)%	(108)	(2.3)%	(123)	(2.6)%
Financial income and expenses, net	(141)	(2.9)%	(146)	(3.1)%	(105)	(2.2)%
Income taxes	1	0.02%	83	1.7%	49	1.0%
Net loss	(396)	(8.2)%	(171)	(3.6)%	(179)	(3.8)%

(a)           Operating expenses

	As of and for the year ended February 28, 2005	As of and for the year ended February 29, 2004	As of and for the year ended February 28 2003
		SEK	SEK
Fuel, tires and other consumables	(989)	(929)	(919)
Other external costs	(1,127)	(1,004)	(989)
Personnel costs	(2,606)	(2,611)	(2,597)
Total operating expenses .	(4,722)	(4,544)	(4,505)

The following table sets forth our revenues, in terms of amounts as well as a percentage of revenues, and operating profit (loss), in terms of amounts and as a percentage of total operating profit (loss), on the basis of each of our businesses:

	Year ended February 28, 2005		Year ended February 29, 2004		Year ended February 28, 2003
	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Revenues:
Bus services for local public transportation authorities	4,272	88.8%	4,242	89.1%	4,243	89.2%
Express bus operations	337	7.0%	327	6.9%	295	6.2%
Coach hire operations	117	2.4%	110	2.3%	127	2.6%
Other	86	1.8%	82	1.7%	93	2.0%
Net revenue	4,812	100.0%	4,761	100.0%	4,758	100.0%
Operating profit (loss):
Bus services for local public transportation authorities	(187)	—	(92)	—	(86)	—
Express bus operations	29	—	34	—	25	—
Coach hire operations	4	—	3	—	5	—
Other	(102)	—	(53)	—	(67)	—
Total operating loss	(256)	—	(108)	—	(123)	—

Full year ended February 28, 2005 compared to the full year ended February 29, 2004

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2004 - February 28, 2005 as compared with year March 1, 2003 - February 29, 2004.

Revenues

Revenues increased SEK 51 million or 1% from SEK 4,761 million for the year ended February 29, 2004 to SEK 4,812 million for the year ended February 28, 2005.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 30 million, or 1%, from SEK 4,242 million for the year ended February 29, 2004 to SEK 4,272 million for the year ended February 28, 2005. The increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 411 million which was offset by the impact from lost contracts of SEK 410 million and a strike in Finland in November 2004 that caused a loss of revenues of SEK 13 million during the year ended February 28, 2005. In the fiscal year 2004 we had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004. The net impact from the volume and price changes on the existing contracts was positive by SEK 70 million during the year ended February 28, 2005.

Revenues from express bus services increased by SEK 10 million, or 3%, from SEK 327 million for the year ended February 29, 2004 to SEK 337 million for the year ended February 28, 2005. This increase is largely due to a higher yield from passenger tickets of SEK 5 million, attributable to an increase in passenger traffic of SEK 2 million and an increase in prices of SEK 3 million.

Revenues from coach hire services increased by SEK 7 million, or 6%, from SEK 110 million for the year ended February 29, 2004 to SEK 117 million for the year ended February 28, 2005. The revenue increase is mainly due to the acquisition of the companies FO Resor and Marstrand Hermansby Buss, which increased revenue by SEK 9 million.

Other revenue increased by SEK 4 million from SEK 82 million for the year ended February 29, 2004, to SEK 86 million for the year ended February 28, 2005. Other revenue largely consist of sales of diesel fuel, and maintenance and repair services to third parties.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs for bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating external costs also include operating lease charges. Operating costs increased by SEK 178 million, or 4%, from SEK 4,544 for the year ended February 29, 2004 to SEK 4,722 million for the year ended February 28, 2005. This increase was due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 60 million or 6% to SEK 989 million for the year ended February 28, 2005 from SEK 929 million for the year ended February 29, 2004. The increase is largely due to a high diesel price during the second and third quarter resulting in increased fuel costs of SEK 50 million, partially offset by reduced number of kilometers driven causing a reduced cost of SEK 17 million. The increase was also due to higher maintenance costs of total SEK 22 million and due to a SEK 5 million increase in costs of washing and cleaning.

Personnel costs decreased by SEK 5 million or 0.2% to SEK 2,606 million for the year ended February 28, 2005 compared to SEK 2,611 million for the year ended February 29, 2004. The decrease mainly resulted from a reduction of drivers due to net loss of number of contracts and productivity improvements of SEK 108 million and a reduction of pension costs due to lower pension premiums of SEK 22 million. This was offset by an effective increase in salary of SEK 83 million and social charges of SEK 35 million. In addition, the restructuring of Concordia Bus resulted in a provision for personnel costs of SEK 7 million.

Operating lease charges increased by SEK 40 million, or 10%, from SEK 388 million for the year ended February 29, 2004 to SEK 428 for the year ended February 28, 2005. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,470 as of February 28, 2005, compared to 1,317 as of February 29, 2004.

Other external costs increased by SEK 83 million to SEK 699 million for the year ended February 28, 2005 from SEK 616 million for the year ended February 29, 2004. This was mainly due to costs related to the restructuring of Concordia Bus which has resulted in other external costs of SEK 120 million. These costs contain provision for claim on CPTA of SEK 73 million, bad debt provision of receivable due from parent and management company of SEK 33 million and professional fees of SEK 14 million. We also had increased damage and other operational costs of SEK 18 million. This was partially offset by utilization of provisions for loss making contracts which was lower by SEK 59 million for the year ended February 28, 2005.

Depreciation; Amortization and Write-down

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs increased by SEK 19 million, or 6%, from SEK 331 million for the year ended February 29, 2004 to SEK 350 million for the year ended February 28, 2005 principally as a result of the write-down of surplus buses to expected market value at year-end of SEK 42 million, offset by a shift from owned buses to a larger number of leased buses. Total goodwill amortization remained constant at SEK 13 million for the years ended February 28, 2005 and February 29, 2004.

Operating profit/loss

Operating loss was SEK 256 million for the year ended February 28, 2005, compared to SEK 108 million for the year ended February 29, 2004.

Operating loss from bus operations for local public transportation authorities was SEK 187 million for the year ended February 28, 2005, compared to an operating loss of SEK 92 million for the year ended February 29, 2004, mainly due to higher fuel costs and increased operating lease charges.

Operating profit from express bus services decreased by SEK 5 million to SEK 29 million for the year ended February 28, 2005 compared to SEK 34 million for the year ended February 29, 2004.

Operating profit from coach hire services was SEK 4 million for the year ended February 28, 2005, compared to an operating profit of SEK 3 million for the year ended February 29, 2004.

Head office costs and others items increased from SEK 53 million for the year ended February 29, 2004, to SEK 102 million for the year ended February 28, 2005, mainly due to costs in connection with the restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses decreased by SEK 5 million from a financial expense of SEK 146 million for the year ended February 29, 2004 to SEK 141 million for the year ended February 28, 2005.

This result can be primarily attributed to a write-off of deferred financing costs by SEK 21 million in January 2004 in connection with refinancing the older bank facilities, and replacing them with the secured notes, a positive effect of SEK 25 million, resulting from a foreign exchange loss of SEK 7 million for the year ended February 29, 2004 to a foreign exchange gain of SEK 18 million for the year ended February 28, 2005 mostly attributable to foreign exchange fluctuations on secured notes denominated in euro, as well as decreased interest income of SEK 2. This was offset by higher interest payments and other financial charges of SEK 39 million due to higher interest rate. The average calculated interest expenses on third party liabilities for the year ended February 28, 2005 was 9,0% compared to 7.3% for the year ended February 29, 2004.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia was in taxable loss position in 2005, and its effective tax rate for the year ended February 28, 2005 was 0%, primarily because of the valuation allowance on deferred tax assets attributable to net operating losses.

Year ended February 29, 2004, compared to Year ended February 28, 2003

Revenues

Revenues increased SEK 3 million, or 0.1%, from SEK 4,758 million for the year ended February 28, 2003 to SEK 4,761 million for the year ended February 29, 2004.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 1 million, from SEK 4,243 million for the year ended February 28, 2003 to SEK 4,242 million for the year ended February 29, 2004.

The SEK 3 million increase is due to new contracts worth SEK 202 million. This was offset by lost contracts worth SEK 276 million. The remaining increase of SEK 77 million is due to a combination of an increase from indexation adjustments amounting to SEK 17 million with the balance due largely to volume and price movements upon renewal of contracts.

Revenues from express bus services increased by SEK 32 million, or 11%, from SEK 295 million for the year ended February 28, 2003 to SEK 327 million for the year ended February 29, 2004. The revenue increase derives primarily from an increase in the number of passengers carried, from 2.7 million passengers during the year ended February 28, 2003 to 3.0 million passengers during the year ended February 29, 2004 and from a per-passenger price increase of 4% effective from July 1, 2003.

Revenues from coach hire services declined by SEK 17 million, or 13%, from SEK 127 million for the year ended February 28, 2003 to SEK 110 million for the year ended February 29, 2004. The revenue decline is a direct result of a lower level of business activities and decreased tourism, mainly due to the general recession in the economy.

Other revenues decreased by SEK 11 million, or 11.8%, from SEK 93 million for the year ended February 28, 2003 to SEK 82 million for the year ended February 29, 2004 largely as a result of lower inter segmental sales.

During the year ended February 29, 2004, revenues of SEK 3,986 million were generated in Sweden, revenues of SEK 379 million were generated in Norway, and revenues of SEK 396 million were generated in Finland. During the year ended February 28, 2003, revenues of SEK 3,902 million were generated in Sweden, revenues of SEK 457 million were generated in Norway, and revenues of SEK 399 million were generated in Finland.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating external costs increased by SEK 39 million, or 0.9%, from SEK 4,505 million for the year ended February 28, 2003 to SEK 4,544 million for the year ended February 29, 2004. The increase of SEK 39 million is due to a number of factors, which are outlined below.

Fuel, tires and other consumable costs have increased by SEK 10 million, or 1%, to SEK 929 million for the year ended February 29, 2004 from SEK 919 million for the year ended February 28, 2003. The increase is largely due to a high diesel price during the first quarter resulting in increased costs by SEK 14 million and higher maintenance costs in the first quarter of SEK 10 million. This has been offset by the lower volumes as a result of lost contracts, which resulted overall in a lower cost of SEK 14 million.

Personnel costs have increased by SEK 14 million, or 0.5%, from SEK 2,597 for the year ended February 28, 2003 to SEK 2,611 for the year ended February 29, 2004. Personnel costs did not decrease in proportion to the reduction in personnel numbers because of the costs associated with terminating employees.

The increase of SEK 14 million is due to a reduction of drivers in our lost contracts resulting in lower wage costs of SEK 171 million, productivity gains in Stockholm of SEK 16 million and other reductions of SEK 6 million. This was offset by an effective pay increase of 4.0% resulting in higher wage costs of SEK 95 million and higher wage costs due to impact of operating new contracts of SEK 112 million.

Other external costs increased by SEK 15 million to SEK 1,004 million for the year ended February 29, 2004 from SEK 989 million for the year ended February 28, 2003. The increase was mainly due to that operating lease charges increased by SEK 38 million. This increase was principally a result of our increased use of operating leases for buses. The increase is also due to higher operational costs such as insurance and marketing costs of SEK 25 million. This was partly offset due to a reduction of subcontractors of SEK 38 million and decreased administration costs of SEK 9 million due to the return of a more normal level of operations in Stockholm.

The total number of buses under operating leases was 1,317 as of February 29, 2004, compared to 1,156 as of February 28, 2003.

Depreciation; Amortization and Write-down

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 41 million, or 11%, from SEK 372 million for the year ended February 28, 2003 to SEK 331 million for the year ended February 29, 2004 principally as a result of the shift towards increased operational leasing of buses and away from ownership. Total goodwill amortization was SEK 13 million for the year ended February 29, 2004, which remained constant as compared to the year ended February 28, 2003.

Operating loss

Operating loss decreased by SEK 15 million, or 12.2% from a loss of SEK 123 million for the year ended February 28, 2003 to a loss of SEK 108 million for the year ended February 29, 2004 due to overhead cost reductions and higher contribution from the new and renewed contracts.

Operating loss from bus operations for local public transportation authorities increased by SEK 6 million, or 7% from a loss of SEK 86 million for the year ended February 28, 2003 to a loss of SEK 92 million for the year ended February 29, 2004.

Operating profit from express bus services increased by SEK 9 million, or 36%, to an operating profit of SEK 34 million for the year ended February 29, 2004 compared to a profit of SEK 25 million the year ended February 28, 2003. During the year ended February 29, 2004, revenues have increased more than costs have increased compared to the year ended February 28, 2003. A consistent marketing approach, mainly with an improved homepage on the Internet has had a major impact on the revenue development. The number of passengers with Swebus Express was 3.0 million during the year ended February 29, 2004 compared to 2.7 million in the prior year.

Operating profit from coach hire services decreased by SEK 2 million, or 40% from SEK 5 million for the year ended February 28, 2003, to SEK 3 million for the year ended February 29, 2004.

The increased operating loss from bus operations for local public transportation authorities was largely caused by the provisions for losses on contracts, which to some extent have been offset by recovery of revenues due to indexation adjustments.

The decreased profit from coach hire services is mainly due to a slow down in the Swedish economy. This, in combination with the fact that SJ (the largest Swedish train company) decided to make other arrangements for overflow traffic, has led to decreased volume. The impact from decreased volumes has been offset by reductions in operating costs, mainly in reduced subcontracting and wages.

Head office costs and other items decreased by SEK 14 million, or 21% from SEK 67 million for the year ended February 28, 2003, to SEK 53 million for the year ended February 29, 2004 due largely to termination compensation payments of SEK 7 million included in the year ended February 28, 2003.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans received by investors and affiliated companies and other financial indebtedness. Financial expenses increased by SEK 36 million, or 31% from a financial expense of SEK 115 million for the year ended February 28, 2003 to SEK 151 million for the year ended February 29, 2004. The increase can be partly explained by an increase of depreciation of deferred financing costs by SEK 23 million due to the write off costs related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125%. The refinancing resulted both in higher effective interest rates and increased total debt. Our foreign exchange losses for the year ended February 29, 2004 were also SEK 11 million higher compared to the year ended February 28, 2003.

Taxes

No income taxes were paid during the years ended February 28, 2003 and February 29, 2004. The statutory rate of taxation in Sweden is 28%. However, the company recorded income tax benefits of SEK 83 million for the year ended February 29, 2004, reflecting an effective tax rate of 32%, compared to income tax benefits of SEK 49 million for the year ended February 28, 2003, reflecting an effective tax rate of 21%.

The effective tax rate of 32% for the year ended February 29, 2004 differed from the statutory rate of 28% due to the fact that goodwill amortization was not tax deductible, decreasing the effective tax rate by 2%, offset by the utilization of previously unrecognized tax loss carry forwards, increasing the effective tax rate by 6%.

The effective tax rate of 21% for the year ended February 28, 2003 differed from the statutory rate of 28% due to the fact that goodwill amortization was not tax deductible, decreasing the effective tax rate by 2%, in addition to the fact that valuation allowances were recorded against deferred tax assets, decreasing the effective rate by 5%.

Market Risk

We currently have no hedges in place for diesel fuel costs for the period from March 1, 2005, to February 28, 2006. However some protection is provided through the diesel fuel price indexation provisions in many of our contracts, covering approximately 55% of our projected diesel fuel costs in fiscal year 2006. See “—Quantitative and Qualitative Disclosure About Market Risk—Fuel Prices.”

As of the date hereof, SEK 1,176 million of our loans were denominated in euros. See
“—Quantitative and Qualitative Disclosures About Market Risk—Interest Rates” and “—Foreign Exchange.”

Many of our contracts are with local public transport authorities which rely on government subsidies for funding. Many European countries have sought to reduce subsidies in recent years. Should Sweden, Norway or Finland more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts. A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

Inflation had no material impact on our operations during the year ended February 28, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

B.   Liquidity and Capital Resources

Historically, our liquidity requirements arise primarily from our need to fund lease payments, purchase buses, service our and Bus’ debt obligations, fund our working capital requirements and expand our business.

For the next twelve months, beginning March 1, 2005, our expected funds needed for lease payments (financial and operational) amount to SEK 418 million, for bus purchases SEK 33 million and for interest payments on our own debt of SEK 108 million. Furthermore, both Bus and Holding, our parent companies, have significant cash requirements in order to service their own indebtedness, including, for example, Bus’ intended future borrowing of approximately €45,000,000 under the Mezzanine Facility and Holding’s recent borrowing of €25,000,000. See “—Holding and Bus’ Debt” below for a discussion of their borrowings. The additional borrowing will require additional cash in order to service the interest payments on these facilities. The Company expects that its working capital requirements during the 2006 fiscal year will not be materially significant. However, our short-term liquidity requirements can fluctuate by up to SEK 200 million from month-to-month. We have historically relied upon cash generated from operations and capital contributions from our parent Holding. As we are a holding company, our principal asset is our investment in our subsidiaries. We conduct no business or operations except through direct and indirect subsidiaries.

Following the issuance of the Senior Notes in January 2004, our indebtedness and debt service obligations increased significantly. Absent a restructuring of the Parent Notes, we do not believe our working capital is sufficient for our present requirements. For information about our proposed restructuring, see the sub-heading “Going Concern Matters” in the section “Operating and Financial Review and Prospects.”

Historical Cash Flow

Net cash flows provided by/used in operations

Net cash flows from operating activities was negative SEK 98 million for the year ended February 28, 2005, compared to positive cash flow from operating activities of SEK 24 million for the year ended February 29, 2004. The difference was mainly due to higher fuel prices in operations of SEK 33 million, payment of SEK 15 million in restructuring fees in the last quarter. We also had a retroactive compensation adjustment from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004.

Net cash flows from operating activities increased to SEK 24 million for the year ended February 29, 2004 compared with negative SEK 66 million for the year ended February 28, 2003.

Net cash flows provided by/used in investing activities

Net cash flows from investing activities was negative SEK 63 million for the year ended February 28, 2005, compared with negative SEK 11 million for the year ended February 29, 2004. Investments in tangible fixed assets were SEK 112 million for the year ended February 28, 2005, compared to SEK 32 million for the year ended February 29, 2004. Of the total capital expenditure SEK 29 million was attributable to purchase of used buses in relation to a new tender in Hedmark, which started in April 2004, SEK 23 million relate to purchase of used buses for the Skaraborg region, and SEK 13 million are attributable to buses we have purchased and sold during the year. SEK 11 million was attributable to purchase of buses within a new business in Interbus. The remaining capital expenditure was for purchase of equipment in Sweden and Norway. During the year ended February 28, 2005 we sold buses for SEK 44 million, of which SEK 13 million were purchased and sold during the same year. We have also sold apartments in Finland for SEK 10 million.

Net cash flows from investing activities increased to negative SEK 11 for the year ended February 29, 2004 compared with negative SEK 136 million for the year ended February 28, 2003. Investments in tangible fixed assets were SEK 32 million for the 2004 financial year, compared to SEK 216 million for the 2003 financial year. The high capital expenditures in the 2003 financial year are primarily due to a SEK 151 million investment in buses for the new Stockholm contracts during the first quarter of that financial year. During the financial year ended February 29, 2004, asset sales proceeds of SEK 21 million were generated from the sale of used buses.

Net cash flows provided by/used in financing activities

Net cash flows from financing activities decreased to negative SEK 8 million for the year ended February 28, 2005 from SEK 152 million for the year ended February 29, 2004. This decrease was primarily the result of receiving the proceeds of the Senior Notes in the 2004 financial year, net of repaying the senior bank facilities. Except for paying costs incurred in connection with the refinancing, the net proceeds were used to invest in additional buses in fiscal year 2005.

Net cash flows from financing activities increased to SEK 152 million for the financial year ended February 29, 2004 from negative SEK 95 million for the year ended February 28, 2003. This increase was primarily the result of receiving the proceeds of the Senior Notes discussed above.

Debt

As of February 28, 2005 we had total net indebtedness, as defined in footnote 21 of the financial statement, of SEK 1,021 million after the deduction of cash balance of SEK 175 million. The interest expense for the three months ended February 28, 2005 was SEK 29 million.

The outstanding amount of the Senior Notes as of February 28, 2005 was €130 million (SEK 1,176 million). The Senior Notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum, including SEK 1,176 million in notes payable, and SEK 20 million in financing lease obligation.

The indenture under which the Senior Notes were issued restrict, and in some cases prohibit, among other things, our and our subsidiaries’ ability to incur additional debt, make prepayments of certain debt, pay dividends, make investments, engage in transactions with affiliates, issue capital stock, create liens, sell assets, significantly alter the focus and structure of their business and engage in mergers and consolidations. Certain of these limitations could impair our operations and limit our ability to implement certain of our strategies. Concordia and its subsidiaries may not incur additional debt, except in certain limited circumstances, unless it meets a coverage ratio test that has not been met by the Concordia group for several years. Continued inability to meet this test inhibits our ability to acquire funding, which may limit our ability to take advantage of possible opportunities. Concordia and its subsidiaries may not prepay or retire indebtedness, except in certain limited circumstances, which could inhibit our ability to take advantage of changes in market interest rates or other favorable market conditions. Other covenants narrow the scope of investments Concordia and its subsidiaries may make, which could inhibit our ability to pursue possible opportunities. Concordia and its subsidiaries also face certain restrictions on their ability to create liens on or sell its assets, further limiting access to possible funding sources. Concordia and its subsidiaries may not significantly alter the focus and structure of its business, which could limit our ability to diversify our lines of business. Lastly, failure to comply with these covenants could result in a default under the Senior Notes, which in turn could result in an event of default under our other indebtedness, or an event of default under the indebtedness of Bus.

We have entered into interest and foreign exchange hedging arrangements in accordance with the terms of its hedge policy. See the sub-heading “Foreign Exchange” in the section “Quantitative and Qualitative Disclosure about Market Risk.”

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 6% of the operating lease exposure is covered by our interest caps and swaps.

Leases

We have entered into operating lease agreements covering a portion of our bus fleet. As of February 28, 2005, 1,470 of our 3,730 buses were under operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2005, was SEK 829 million (the net present value of our outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 46 million).

The large majority of lease terms for buses include residual value guarantees from the bus manufacturer, whereby we retain an option to return the buses to the manufacturer without cost to us. The number of buses that can be returned under these agreements is subject to limitation.

The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the purchase price paid by the lessor and the residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated. The lease payments for the second leasing period are always at terms based on the fair value at the date of the extension which are lower than the payments during the initial term. If we are successful in renewing or extending a local public transportation authority contract, our leasing contract can be renewed at terms based on the fair value at the date of the extension. This is likely to result in lease payments which are substantially lower than the payments during the initial term.

In a situation where we are not able to pay outstanding lease fees, the lessor has the right to retain the buses at our expense and also obtain additional compensation based on the outstanding leasing fees at the time when the non-payment situation occurred. Further, in the event of an acceleration under the Senior Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 6% of the operating lease exposure is covered by our interest caps and swaps.

Holding and Bus’ Debt

Our liquidity requirements also include the requirement that we service Holding and Bus’ indebtedness. Bus did not pay its last interest payment on the Parent Notes and if the proposed restructuring is successfully completed almost all of the Parent Notes will be converted into equity in Bus. However, in connection with the restructuring, Holding has incurred €25,000,000 of indebtedness and if the restructuring is successfully completed Bus intends to incur €45,00,000 of indebtedness under the Mezzanine Facility. Although part of the Mezzanine Facility will be used to repay the €25,000,000 borrowed by Holding, until that repayment we expect to be required by Holding to distribute to it sufficient funds to enable it to service that debt and after the restructuring Bus will require us to distribute sufficient funds to it service the Mezzanine Facility. We estimate that we will have to distribute €857 thousand to Holding to service its debt under its €25,000,000 borrowing before it is repaid, and after that we expect to distribute  €6.8 million indirectly to Bus in twelve months following the first draw down on the Mezzanine Facility to enable Bus to service its debt under the Mezzanine Facility.

C.   Research and Development, Patents, Licences, etc.

Not applicable.

D.   Trend Information

During the year ended February 28, 2005, we have submitted tenders for 1,027 out of the 1,442 buses that were open for competitive tenders, which included contracts for routes where we already operated 421 buses. We have retained 78 buses out of the 421 buses we operated and won 143 from our competitors. Lost Units include our Oslo contract, which was for 65 buses,  Helsinborg contract, which was for 52 buses and several small contracts in Southern Sweden amounting to 79 buses. In addition we won a total of 143 units from our competitors.

We anticipate tenders for approximately 2,043 buses during the financial year ending February 28, 2006, of these buses we operate 369 buses in Sweden, 60 buses in Norway and 68 buses in Finland.

We believe that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year. Pricing development in Norway is still irrational with some contracts still being tendered at uneconomical prices.

During the year ended February 29, 2004, we submitted tenders for 1,346 buses out of the 1,999 buses that were open for competitive tenders, which included contracts for routes where we already operated 573 buses. Of these 1,346 units results for 1,318 units have been announced. We retained 203 buses out of the

573 buses we operated. Lost units include our Gothenburg contract, which was for 140 buses. In addition, we won a total of 354 units from our competitors. We currently await results on a further 28 units, of which Concordia operates 16 units. We currently await the results of a tender relating to 70 buses, of which we operate 62 buses. This outstanding tender relates to Karlstad in Sweden, where we have lodged a complaint against the CPTA for unfair practice as our bid was lower by SEK 1 million compared to the announced winner. The court has temporarily suspended the CPTA’s award of the contract to the announced winner pending its determination of the merits of our complaint and we await outcome of the proceedings. We have prolonged our contracts on Karlstad for one year following a recent court decision upholding our complaint.

Pricing on contracts won was higher by 27%. Our biggest loss was our contracts in Gothenburg, totaling 140 buses, due to highly competitive pricing by one of our competitors. We believe that the resulting impact of these gains by the new operator will not harm our competitive position as the Gothenburg contracts were won by a company located in Gothenburg and are owned by the CPTA that we believe has no intention of expanding its business beyond the city of Gothenburg.

We have finalized contractual agreements with our unions for fiscal 2005, which will lead to an effective pay increase of 2.26%. In addition, effective January 1, 2003, our pension costs have increased by 2%. It is not clear at the present time whether the indexation on our CPTA contracts will fully compensate us for these cost increases.

We believe that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year.

E.   Off-balance Sheet Arrangements

Concordia does not have any off-balance sheet arrangements (as defined in the rules to this Item 5.E.) which have or are reasonably likely to have a current or future negative effect on Concordia’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and the expected settlement dates for the different obligations as of February 28, 2005:

	Payments due by period:
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(in millions of SEK)
Contractual obligations:
Long-term debt(a)(c)	1,176	—	—	—	1,176
Debt to affiliated companies(b)	292	292	—	—	—
Operating leases	1,935	393	608	440	494
Interest on notes	491	109	218	164	—
Financial leases	20	8	8	3	1
Total contractual obligations	3,904	802	834	607	1,671

(a)           This amount represents the Senior Notes (€130 million) translated into SEK at the rate of €1.00 = SEK 9.0475, the rate published by the Swedish central bank for February 28, 2005. The debt bears interest at an annual rate of 9.125%.

(b)          Represents the Subordinated Shareholder Loan of SEK 501 million due to our parent Holding net of repayments made where there are no contractual requirements to repay the debt at a specified date.

Our parent companies, holding companies without any cash of their own, have obligations to pay interest on the Mezzanine Facility at a variable rate.

(c)           As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Going Concern Matters,” violations of related debt covenants could cause the entire amount of debt to become due and payable in any period earlier than shown in this table.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

Board of Directors

Under the Swedish Companies Act of 1975, our Board of Directors has ultimate responsibility for our organization and the management of our affairs. Our Articles of Association provide for a Board of Directors elected by our shareholders of not fewer than four nor more than ten directors. Under Swedish law, the chief executive officer of a company and at least half of the members of the Board of Directors must be resident in an European Economic Area country unless the Swedish government or an authority appointed by the Swedish government grants an exemption. In a public limited liability company, like Concordia, the chief executive officer may not also serve as the Chairman of the Board of Directors. Concordia Bus BV, a company incorporated under the laws of the Netherlands, is not subject to this limitation under Swedish law.

Information concerning the Directors of Concordia is set forth below.

Name	Age	Position
Chris Hughes	56	Director and Chairman
Ragnar Norbäck	49	Director
Antonio Alvarez	39	Director

Chris Hughes was appointed a director of Nordic on 8 June 2005. He is a partner in the firm Kroll Talbot Hughes. He qualified as a Chartered Accountant in 1973, with the United Kingdom practice of Coopers and Lybrand, becoming a partner in that firm (subsequently PricewaterhouseCoopers) in 1982, leaving that firm in 2000 to form his own firm/practice which has since been acquired by the Kroll Group. He holds a Master of Arts degree from Cambridge University.

Ragnar Norbäck was appointed Chief Executive Officer of Concordia Bus and director of Concordia on June 30, 2004. He initially joined Concordia Bus’s senior management as Chief Operating Officer in February 2004. His most recent position was with American Express as Head of Corporate Travel Nordic and Country Manager Nordic, a position he had held since October 2000. From 1990 to 1996, he was COO of Linjebuss. He then joined Volvo Aero as a Business Area Manager from 1996 through 1999. He holds a Master of Science Degree from Chalmers University.

Antiono Alvarez was appointed a director of Condordia on July 22, 2005. He is also a Managing Director at Alvarez & Marsal Europe Limited, has built and led the A&M Europe practice since 2001. Mr. Alvarez received his B.A. from the University of Notre Dame and an MBA from Cornell University.

The Shareholders Agreement between SchØyen Group, Bus Holdings and other parties (discussed in the section “Principal Shareholders and Related Party Transactions”) provides that specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness, require that at least one supervisory board member nominated by both SchØyen Group and Bus Holdings approve the transaction. The supervisory board of Concordia Bus BV is comprised of five members:  two elected by SG, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to SchØyen Group.

The address of the members of our Board of Directors is Solna Strandväg 78, SE 171 54, Solna, Sweden.

Senior Management

Day to day management of Concordia has been delegated by Concordia Bus BV under the shareholders’ agreement between SchØyen Group, Bus Holdings and other parties (discussed in the section “Principal Shareholders and Related Party Transactions”) to Concordia Bus BV’s management board, which is comprised of the following persons:

Name	Age	Position	Year First Employed
Ragnar Norbäck	49	Chief Executive Officer	2004
Per Skargard	48	Chief Financial Officer	2004

Ragnar Norbäck is both Chief Executive Officer and a director. You should read the information under the heading “Board of Directors” for information regarding Mr. Norbäck.

Per Skargard joined Concordia’s Executive Management team as Chief Financial Officer in November 2004. His recent position was at DHL/Danzas/ASG Nordic as CFO since 2001. Per has a Bachelor of Business Administration and has practice CFO and Finance Director in transportation, telecom and retail business.

Ragnar Norbäck was appointed Chief Executive Officer of Concordia Bus and director of Concordia on June 30, 2004. He initially joined Concordia Bus’s  senior management as Chief Operating Officer in February 2004. His most recent position was with American Express as Head of Corporate Travel Nordic and Country Manager Nordic, a position he had held since October 2000. From 1990 to 1996, he was COO of Linjebuss. He then joined Volvo Aero as a Business Area Manager from 1996 through 1999. He holds a Master of Science Degree from Chalmers University.

The following are members of our senior management that are not members of Concordia Bus BV’s management board:

Name	Age	Position	Year First Employed
Jan Bosaeus	45	Managing Director (Swebus AB)	2002

Jan Bosaeus is the Managing Director of Swebus AB. He has been the Managing Director of Swebus since mid October 2002. From May 2002 he worked as Director of Asset Management in Swebus. From 1999 to 2002 he was in the senior management team of Kalmar LMV Sweden AB, with responsibility for after sales. He received a Business Degree from IHM Business School in 1997.

Name	Age	Position	Year First Employed
Stefan Carlén	48	Managing Director (Swebus Express AB)	1983

Stefan Carlén is the Managing Director of Swebus Express AB. Stefan has extensive experience within the bus industry. He joined SJ Buss in 1983 and has held different positions both within SJ Buss and Swebus. In 1999 Stefan became director of Express Division in Swebus.

Name	Age	Position	Year First Employed
Per-Erik Ericson	59	Managing Director (Interbus AB)	1975

Per-Erik Ericson is the Managing Director of Interbus AB. Per-Erik joined Interbus in 1975 and has been Managing Director since 1983. He has 31 years of bus industry experience.

Name	Age	Position	Year First Employed
Tom Ward	49	Managing Director (Concordia Bus Finland)	2004

Tom Ward is the Managing Director of Concordia Bus Finland. He has been the Managing Director since December 2004. Mr. Ward has a long career in transportation industry. He previously worked as a Director of a profit centre in Oy Scan-Auto Ab.

The senior management of SBC is composed of the following person:

Name	Age	Position	Year First Employed
Sjur Brenden	44	Managing Director (SBC)	2001

Sjur Brenden received an MBA in 1989 in Sundsvall, Sweden. He became the Managing Director of SBC in 2001, prior to which he was Managing Director of Sporveisbussene AS. From 1989 to 1997, Mr. Brenden held different management positions in Linjebuss Sverige AB in Sweden.

The address of the members of our senior management is c/o Concordia Bus Nordic AB, Solna Strandväg 78, SE 171 54, Solna, Sweden.

B.   Compensation

During the year ended February 28, 2005, our board of directors received from us an aggregate remuneration of approximately SEK 0.8 million. During the year ended February 28, 2005, members of our senior management received from us an aggregate remuneration of approximately SEK 8.9 million.

In addition, our directors and senior management may receive options under Concordia Bus BV’s share option plan. This option plan provides that the management board of Concordia Bus BV may grant share options to officers, directors or employees of any of Concordia Bus BV or its subsidiaries, including Concordia, at market value on their date of issue relating to up to 2.5% of the issued ordinary share capital of Concordia Bus BV. No options have been granted to directors or senior management under the option plan.

We have a bonus plan for our senior executives based on achieving annual objectives, and established by the Board of Directors. This bonus can be worth up to 100% of the executive’s base salary.

C.   Board Practices

Our directors are elected for a period of one year, with the possibility for re-election each year at the annual general shareholders meeting. There are no benefits upon termination of employment. Our ultimate parent company, Concordia Bus BV has a Supervisory Board comprised of two members elected by SchØyen Group and two members elected by Bus Holdings, with a chairman chosen as a fifth member by Bus Holdings and accepted by SchØyen Group. This Supervisory Board sets the yearly remuneration for both the directors and the management of Bus. We have no formal audit committee. Our Board of Directors receives monthly reports from management as to financial condition and a sub-group of our Board meets with management approximately every two months to discuss the financial results. In addition, our auditors present their findings and discuss any material audit issues with our Board of Directors at least annually and with the Supervisory Board of Concordia Bus BV once a year as well.

D.   Employees

The average number of persons (including executive directors) employed by us during each of the last three fiscal years was:

	Sweden	Finland	Norway
For the year ended February 28, 2003	5,950	759	775
For the year ended February 29, 2004	6,182	750	580
For the year ended February 28, 2005	5,572	766	611

There was a significant decrease in the number of our employees in Sweden for the 2005 financial year. One of the reasons for this decrease was the reduction in number of employees as a result of the loss of the Gothenburg contract serving approximately 140 buses in 2004.

Concordia considers its relations with its employees and unions to be good.

E.   Share Ownership

No member of the Board of Directors or of Management beneficially owns at least one percent of the ordinary shares. See “Compensation” above, for a discussion of the share option plan available to our directors and senior management.

Item 7.   Major Shareholders and Related Party Transactions

A.     Major Shareholders

Concordia Bus BV, a company organized under the laws of The Netherlands, owns 100% of the share capital of Concordia Bus Holding AB, which owns 100% of the share capital of Bus, which owns 100% of the share capital of Holding, which owns 100% of the share capital of Concordia. Through its ownership of Concordia Bus Holding AB, Bus and Holding, Concordia Bus BV indirectly controls Concordia.

As of August 26, 2005, the issued ordinary shares of Concordia Bus BV are owned approximately 51.00% by Bus Holdings, an affiliate of Goldman Sachs International, 47.15% by the Sch&qout;yen Group, and 1.85% by members of management and others.

If the proposed restructuring of Bus is successfully completed pursuant to the terms and conditions of the Restructuring  Agreement, Goldman Sachs International and Sch&qout;yen Group will own indirectly no more than 2.5% of Concordia. 97.5% of Bus will become owned by holders of Bus’ Parent Notes, subject to a management incentive plan.

Subscription and Shareholders’ Agreement

If the proposed restructuring of Bus is successfully completed pursuant to the terms and conditions of the Restructuring Agreement, Goldman Sachs International and Sch&qout;yen Group will own indirectly no more than 2.5% of Concordia. 97.5% of Bus will become owned by holders of Bus’ Parent Notes, subject to a management incentive plan.

Sch&qout;yen Group, Bus Holdings and other parties have entered into a subscription and shareholders’ agreement as the shareholders of Concordia Bus BV. The shareholders’ agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs, be comprised of five members:  two elected by Sch&qout;yen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Sch&qout;yen Group. Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, any changes to the share capital or the grant of options, any incurrence of (other than inter company indebtedness incurred on an arms length basis) changes to or repayment of indebtedness in excess of a material amount or giving of a guarantee in respect of indebtedness, the approval of or changes to an annual budget or approval of any significant expenditure which has not been provided for in such annual budget, changing the terms of employment or remuneration of senior executives, management or officers, adopting any material employee benefit or compensation plan or collective bargaining agreement, entrance into any material joint venture, partnership or strategic alliance or subscribing for equity capital in any person, changing the constitutional documents of any subsidiary, removing auditors or materially changing their arrangement, purchasing, leasing, acquiring or disposing of any material amounts of securities or assets, making distributions to shareholders, commencing proceedings for bankruptcy, effecting a dissolution of Concordia Bus BV or its subsidiaries, disposal of all or substantially all of its assets, engaging in related party transactions, commencement, termination or settlement of any material litigation, approval of any transfer of any shares of Concordia Bus BV by its shareholders, substantial changes to its business activities or entering into any contract, agreement, arrangement or commitment to do any of the foregoing require that at least one supervisory board member nominated by Sch&qout;yen Group and one supervisory board member nominated by Bus Holdings approve the transaction. Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Sch&qout;yen Group and Bus Holdings. The members of this management board are members of senior management of Concordia. For further information about management see “Management—Senior Management.”  The shareholders’ agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring along rights, and provisions regarding change of control. If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

The current supervisory board members are:  Harald Arnkvaern, Richard Sharp, Robert George Doumar Jr. and Colin Longhurst. Previously there was a fifth member, Bjorn Wolrath, who resigned on October 24, 2001. Harald Arnkvaern and Bjorn Wolrath were nominated by Sch&qout;yen Gruppen A.S., Richard Sharp and Robert George Doumar Jr. were nominated by Bus Holding S.a.r.l. and Colin Longhurst was nominated by both.

In conjunction with the shareholders’ agreement, Sch&qout;yen Group and Bus Holdings caused Concordia Bus BV to create a share option plan and enter into a management services agreement with Concordia Bus Management AS, a wholly owned subsidiary of Concordia Bus BV, and caused Concordia Bus Management AS to enter into service agreements with members of Concordia Bus BV’s management board who are members of senior management of Concordia. For further information about these agreements and the options plan see “—Related Party Transactions,” below.

B.     Related Party Transactions

Two of the supervisory board members of Concordia Bus BV, the ultimate parent company of Holding, are appointed by Sch&qout;yen Gruppen A/S and two are appointed by Bus Holdings S.A.R.l, an affiliate of Goldman Sachs International. Each director may receive compensation for services in that capacity. Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and is a director of certain of Concordia’s operating subsidiaries.

Under a lease arrangement between Sch&qout;yen Group and Ingeni&qout;r M.O. Sch&qout;yens Bilcentraler A/S, Sch&qout;yen Group has leased depots and other real property to SBC AB, a subsidiary of Concordia, for a period of ten years ending in 2009. The rentals paid were SEK 14 million, SEK 13 million, and SEK 15 million for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Concordia and its subsidiaries. A management fee has been charged to Concordia and their subsidiaries for these services amounting to SEK 11 million, SEK 15 million, and SEK 23 million for years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Within the Concordia Bus BV group external debt has been issued by Holding and its direct parent, Bus. Such external debts are partly used to finance operations within the group. Holding has a net current liability to affiliated companies amounting to SEK 292 million on February 28, 2005. Interest has been paid amounting to SEK 32 million, SEK 24 million and SEK 27 million for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively from Holding to companies within the Concordia Bus BV group.

On February 28, 2005 we have made a valuation allowance of an aggregate of SEK 33,000,000 for loans that Concordia Bus BV and Concordia Bus Management AS owed to Concordia. The receivables still exist and action will be taken to get them collected, however given the ongoing restructuring process and the financial status of these two companies, Concordia has chosen a prudent view when determining collectability.

For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness—Subordinated Shareholder Loan from Concordia Bus AB.”

As noted in “Information on the Company—History and Development of the Company”, on July 22, 2005 we entered into the Restructuring Agreement with affiliates of our ultimate shareholders, Goldman Sachs International and Sch&qout;yen Gruppen AS, our parent companies Holding and Bus, and holders of Bus’ Parent Notes. If the restructuring is successfully completed holders of Parent Notes who consent to the restructuring will become our ultimate shareholders. Goldman Sachs International and Sch&qout;yen Gruppen AS will retain a 2.5% indirect ownership of Concordia, subject to a management incentive plan. Furthermore, we agreed to pay Goldman Sachs International and Sch&qout;yen Gruppen AS  a total of €1,500,000 once the restructuring is completed in connection with unwinding the Concordia group of companies’ current corporate structure.

Since the beginning of the 2005 fiscal year we paid Sch&qout;yen Gruppen AS a total of NOK 1,005 thousand to settle certain loans in connection with the termination of certain key employees. Subsequent to year end these loans have been repaid.

C.     Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

A.     Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

None, except as set forth under subheading “B. Business Overview—Sweden—Legal Proceedings” under “Item 4. Information on the Company.”

Dividend Distribution Policy

Not applicable.

B.     Significant Changes

None.

Item 9.   The Offer and Listing

Not applicable

A.     Market Price Information

Not applicable.

B.     Markets

Not applicable.

Item 10.   Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Incorporated by reference from the registration statement on Form F-4 filed with the Commission on August 12, 2004 by Concordia.

C.     Material Contracts

(a)           A management services agreement, by and among, Concordia Bus Management A/S, CB Bus AB (publ)*, Ingenior M.O. Sch&qout;yens Bilcentraler A/S and Concordia Bus BV, dated January 14, 2000, for the purpose of providing management services to Concordia and for detailing the terms of the service contracts, including the provision of a share option plan for the granting of options to officers and directors of Concordia Bus BV and its subsidiaries relating to 2.5% of the issued ordinary share capital of Concordia Bus BV.

(b)          Subscription and Shareholders’ Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Sch&qout;yen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International. This agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs be comprised of five members:  two elected by Sch&qout;yen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Sch&qout;yen Group. Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness require that at least one supervisory board member nominated by Sch&qout;yen Group and one supervisory board member nominated by Bus Holdings approve the transaction. Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Sch&qout;yen Group and Bus Holdings. The members of this management board are members of senior management of Concordia. In addition, Sch&qout;yen Group has agreed in the shareholders’ agreement that the board of directors of SBC is to be comprised of five members:  three elected by Sch&qout;yen Group and two by Bus Holdings. Specified significant business decisions of SBC require the approval of at least one of the board members nominated by Bus Holdings. The shareholders’ agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring along rights, and provisions regarding change of control. If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

(c)           Indenture, dated January 22, 2004 between Concordia Bus Nordic AB (publ) and Deutsche Bank Trust Company Americas in respect of Concordia Bus Nordic AB (publ)’s 130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued on January 16, 2004. The net proceeds from this offering were approximately €124 million including expenses incurred in connection with the offering. The

Senior Notes mature on August 1, 2009. Interest on the Senior Notes accrues at the rate of 9.125% per annum and is payable every six months. They rank senior to existing and future indebtedness that is expressly subordinated in right of payment to the Senior Notes and will rank at least pari passu with all existing and future unsecured liabilities that are not so subordinated. They will effectively rank senior in right of payment to our unsecured liabilities with respect to the value of the collateral securing the Senior Notes and the guarantees securing the Senior Notes (subject to any priority rights for such unsecured liabilities pursuant to applicable law). The guarantees rank senior in right of payment to any existing and future indebtedness that is expressly subordinated in right of payment to the guarantors and will be at least pari passu to existing and future unsubordinated unsecured liabilities of the respective Guarantors. They will rank effectively senior in right of payment to the unsecured liabilities of those guarantors with respect to the value of the collateral securing the Senior Notes (subject to any priority rights for such unsecured liabilities pursuant to applicable law). The Senior Notes are redeemable at our option in whole or in part at any time, on and after February 1, 2007, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve month period commencing on February 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

Year	Percentage
2007	104.563%
2008	102.281%
2009 and thereafter	100.000%

In addition, on or prior to February 1, 2007, we may on one or more occasions redeem the Senior Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of one or more public equity offerings (as defined in the indenture) at a redemption price of 109.125% of the principal amount thereof, plus accrued and unpaid interest and any special interest or additional amounts (as defined in the Exchange and Registration Rights Agreement) to the redemption date; provided, however, that after any such redemption at least 65% of the aggregate principal amount of the Senior Notes originally issued must be outstanding and the redemption must occur within 90 days of the date of the closing of such public equity offering.

Under the indenture, in the event of a change of control event (as defined in the indenture) each holder of Senior Notes will have the right to require us to repurchase, in whole or in part, such holder’s Senior Notes at a purchase price equal to 101.0% of their principal amount, plus accrued and unpaid interest and any special interest or additional amounts, if any, to the date of repurchase.

The indenture contains certain restrictive covenants which, among other things, impose limitations (subject to certain exceptions) on us and certain restricted subsidiary (as defined in the indenture) with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase, redemption, or the acquisition or retiring for value of share capital or any warrants, options or other rights for share capital, the incurrence, repayment or otherwise acquisition of or retirement for value of certain indebtedness, sales of assets, sales and leasebacks by us or our subsidiaries and various matters in respect of the conduct of our business, including the merger or sale of all or substantially all of our assets.

Upon the happening of certain events of default specified in the indenture, the trustee for the Senior Notes or the holders of at least 25% in principal amount of the then outstanding Senior Notes may declare the Senior Notes to be due and payable immediately. Upon the happening of certain other events of default specified in the indenture, the outstanding Senior Notes will automatically become due and payable without any action by the trustee or the holders of the Senior Notes.

We may terminate our obligations under the indenture except as to any surviving rights of registration of transfer or exchange of the Senior Notes, by (i) irrevocably depositing with the trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness as well as any special interest or additional amounts on such Senior Notes not previously delivered to the trustee or any paying agent for cancellation, and which have become due and payable, for all sums payable by us under the indenture, or to the stated maturity or redemption date, as the case may be, together with instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, and by (ii) paying all other sums payable under the indenture and delivering to the trustees an officer’s certificate and opinion of counsel, each stating that all conditions in the indenture relating to satisfaction and discharge have been complied with and opinions from counsel with respect to certain tax matters.

On August 25, 2005, a supplemental indenture with respect to the above-described indenture was entered into. The supplemental indenture amends certain terms and conditions of the indenture and removes several negative covenants.

(d)          Exchange and Registration Rights Agreement dated January 22, 2004, between Concordia Bus Nordic, Goldman Sachs International, J.P. Morgan Securities, Ltd. and the Guarantors for the purpose of registering the Senior Notes with the Securities and Exchange Commission in the United States.

(e)           Security Trustee Agreement, dated January 22, 2004, by and among Deutsche Trustee Company Limited as security trustee, Deutsche Bank Trust Company Americas as trustee and the Guarantors for the purpose of defining the rights, duties, authority and responsibilities of the security trustee with respect to the collateral securing the Senior Notes.

(f)             Amended and Restated Subordinated Loan Agreement, signed on February 28, 2002, replaced by agreement dated December 22, 2003 and amended and restated on January 22, 2004, between Concordia Bus, as the lender, Concordia Bus Nordic and Deutsche Bank Trust Company amended for the purpose of subordinating the subordinated loan to the Senior Notes.

(g)           Agreement Relating to First Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Deutsche Trustee Company Limited as security trustee for the purpose of securing the Senior Notes.

(h)          Agreement Relating to Second Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Concordia Bus Nordic for the purpose of securing the Senior Notes.

(i)             Share Pledge Agreement, dated January 22, 2004, between Swebus Fastigheter AB as pledgor and Deutsche Trustee Company Limited as security trustee regarding shares in Alpus AB, Enköping Bõlsta Fastighetsbolag AB and Malmfältens Omnibus AB for the purpose of securing the Senior Notes.

(j)              Share Pledge Agreement, dated January 22, 2004, between Holding as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Nordic for the purpose of securing the Senior Notes.

(k)          Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Swebus Express AB, Interbus AB, Swebus AB, Swebus Fastigheter AB and Swebus Busco AB for the purpose of securing the Senior Notes.

(l)             Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Finland for the purpose of securing the Senior Notes.

(m)      First Priority Pledge of Shares, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in SBC for the purpose of securing the Senior Notes.

(n)          Pledge Agreement, dated January 22, 2004, between Concordia Bus Finland as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge and bearer notes for the purpose of securing the Senior Notes.

(o)          First Ranking Pledge of Floating Charge, dated January 22, 2004, between Alpus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Notes.

(p)          First Ranking Pledge of Floating Charge, dated January 22, 2004, between Enköping Bõlsta Fastighetsbolag AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Notes.

(q)          First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Notes.

(r)            First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Notes.

(s)            Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB as pledgor and Concordia Bus Nordic in respect of floating charge for the purpose of securing the Senior Notes.

(t)             Pledge of Accounts, dated January 22, 2004, between SBC as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Notes.

(u)          Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee for the purpose of securing the Senior Notes.

(v)           Declaration of Pledge of SBC of certain trade receivables, dated January 22, 2004 for the purpose of securing the Senior Notes.

(w)   On July 22, 2005, Concordia entered into a purchase agreement with certain holders of the Parent Notes (the “Offerors”). The agreement was entered into in connection with the restructuring agreement. It provides that the Offerors undertake to conduct a tender offer at par of all of the Senior Notes not held by holders of Parent Notes that signed the restructuring agreement. It also provides that the Offerors will conduct a change of control offer that Concordia must make or have made when the restructuring is consummated. Holders of Senior Notes that consented to the consent solicitation are not eligible to participate in the change of control offer. Approximately 99% of the Senior Notes were consented to in the consent solicitation.

(x)    On July 22, 2005, Concordia entered into a restructuring agreement with the Offerors. The agreement will require Bus to make an application for reorganization proceedings in the District Court in Stockholm, Sweden. The proceedings are expected to result in the face amount of all of the subordinated notes issued by Bus being reduced from 100% to 25%, and the restructuring agreement requires holders of subordinated notes that consent to the restructuring (the “Consenting Noteholders”) to exchange their reduced debt securities for ordinary shares of Bus, which will constitute, subject to the terms of a management incentive plan, 97.5% of the issued ordinary share capital of Bus.

*                    In May 2000, CB Bus AB (publ) changed its name to Concordia Bus AB (publ).

D.     Exchange Controls

There are currently no Swedish laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of our securities.

E.     Taxation

The following discussion summarizes certain Swedish and United States tax consequences of the ownership and disposition of the Senior Notes. This discussion is based on laws currently in force, as interpreted and applied as of the date of this annual report. Those laws are subject to change after the date of this annual report, possibly with retroactive effect. This discussion does not purport to describe all of the tax considerations that may be relevant to you in light of your particular circumstances. You are advised to consult with your own tax advisors as to the Swedish and United States tax consequences to you of the purchase, ownership and disposition of the Senior Notes, including the effect of any state or local tax laws or the laws of any other country.

Swedish Tax Considerations

The following is a summary of certain principal Swedish income, wealth, inheritance and gift tax considerations for purchasers of the Senior Notes. The purpose of the summary is to generally outline certain Swedish tax consequences to Non-Swedish Holders (defined below). This summary does not discuss all aspects of Swedish income, wealth, inheritance and gift taxation that may apply to particular investors because of their individual investment circumstances. In addition, this summary does not discuss any foreign tax considerations. As used herein, a “Non-Swedish Holder” is a beneficial owner of a Senior Note that is:

•  an individual who is not a resident of Sweden and who has no connection to Sweden under Swedish law other than his or her investment in the Senior Notes; or

•  an entity not organized under the laws of Sweden.

Under Swedish law, payments of any principal or interest to a Non-Swedish Holder will not be subject to Swedish income tax unless the Non-Swedish Holder carries on a trade or business in Sweden where the payments of principal or interest are attributable to a permanent establishment. In addition, neither the Senior Notes nor any Non-Swedish Holder thereof will be subject to Swedish inheritance or gift tax unless the Non-Swedish Holder:

•  at the time of his or her death or the gift was a citizen of Sweden or was married to a Swedish citizen; and

•  was a resident of Sweden at any time within ten years preceding his or her death, or the time of receipt of the gift, respectively.

Sweden does not levy any inheritance tax on the estate of a Non-Swedish Holder. No Non-Swedish Holder of the Senior Notes will be subject to Swedish wealth tax.

Swedish law does not impose withholding tax on payments of principal or interest to a Non-Swedish Holder of any Senior Note.

Under Swedish law, capital gains realized on a sale of a Senior Note by a Non-Swedish Holder will not be subject to Swedish income tax unless the Non-Swedish Holder carries on a trade or business in Sweden where the capital gains are attributable to a permanent establishment.

United States Federal Tax Considerations

The following discussion is a summary of certain US federal income tax consequences of the purchase, ownership and disposition of the Senior Notes by US Holders (as defined below). This summary is not a complete analysis or description of all potential tax consequences to US Holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as banks, financial institutions, insurance companies, dealers in securities or commodities, tax-exempt investors, investors whose functional currency is not the US dollar, investors that hold Senior Notes as part of a “straddle” or “conversion transaction” and other investors subject to special rules).

You are urged to consult your own tax advisors concerning the US federal, state and local tax consequences, as well as any applicable foreign tax consequences, of the purchase, ownership and disposition of the Senior Notes.

This summary is based on the Internal Revenue Code of 1986, as amended, judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes or differing interpretations to any of which after the date of this annual report could apply on a retroactive basis and affect the tax consequences described herein.

As used herein, “US Holder” is a beneficial owner of a Senior Note that (1) holds the Senior Note as a capital asset and (2) is, for US federal income tax purposes:

•       a citizen or resident of the United States,

•       a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

•       an estate the income of which is subject to US federal income taxation regardless of its source, or

•       a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more US persons have the authority to control all substantial decisions or that has a valid election in effect under applicable US Treasury Regulations to be treated as a United States person.

In the case of any partnership (or other entity treated as a partnership for US federal income tax purposes), it will be considered a US Holder to the extent that its partners are described above.

Payments of Interest

Subject to the discussion under “Amortizable Bond Premium” below, payments of interest on a Senior Note will be includible in the gross income of a US Holder as ordinary income from foreign sources at the time it is received or accrued, in accordance with the US Holder’s method of accounting for US federal income tax purposes, under the following rules:

In the case of a US Holder that is not required to accrue interest income prior to the receipt thereof (for example, an individual US Holder who uses a cash method of accounting), the amount of interest income in respect of any interest payment will be determined by translating such payment into US dollars at the spot exchange rate in effect on the date such interest payment is received. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the euros received.

In the case of a US Holder that is required to accrue interest income prior to receipt thereof (for example, because the US Holder uses an accrual method of accounting), the amount of any interest income accrued during any accrual period will generally be determined by translating the accruals into US dollars at the average spot exchange rate applicable to the accrual period. Such US Holder will additionally realize exchange gain or loss with respect to any interest income accrued on the date such interest income is received (or on the date the Senior Note is disposed of) in an amount equal to the difference between (x) the amount determined by converting the amount of the payment received into US dollars at the spot exchange rate in effect on the date such payment is received and (y) the amount of interest income accrued in respect of such payment according to the rule set forth in the prior sentence. Notwithstanding the prior two sentences, a US Holder that is required to accrue interest income prior to receipt thereof may alternatively make an election to apply a “spot accrual convention” that effectively allows the US Holder to translate accrued interest into US dollars at a single spot exchange rate, as set forth in Treasury regulations section 1.988-2(b)(2)(iii)(B). Exchange gain or loss is treated as ordinary income or loss for US federal income purposes.

Amortizable Bond Premium

A US Holder that purchased a Senior Note for an amount greater than the Senior Note’s stated principal amount will be considered to have purchased the Senior Note with “amortizable bond premium” equal to the excess of the purchase price over the stated principal amount. Such US Holder may elect to amortize such premium as an offset to payments of interest on the Senior Note, effectively reducing the amount of interest income in the hands of such US Holder.

If a US Holder makes this election, the US Holder must amortize the premium using a “constant yield method” (i.e., a fixed yield-to-maturity) to determine the amount of premium that offsets its interest income each year. This results in the amount of deductible premium steadily growing over the term of the Senior Note. Because Concordia may redeem the Senior Notes under certain circumstances, an electing US Holder must amortize the premium based on the expected term of the Senior Notes assuming that Concordia will or will not exercise its right to redeem Senior Notes in a manner that will minimize the yield on the Senior Notes. Concordia believes, based on the additional amounts that it will have to pay in order to redeem Senior Notes under different circumstances that it is significantly more likely than not that the Senior Notes will not be redeemed prior to their maturity. Accordingly, an electing US Holder should use the entire scheduled term of the Senior Note as the expected term of the Senior Notes for purposes of amortizing the premium. Each time a premium reduces an electing US Holder’s taxable income, the holder must decrease its tax basis in the Senior Note by the amount of such premium.

A US Holder makes this election by claiming a deduction (or interest offset) on its US federal income tax return for the acquisition premium for the first taxable year to which the US Holder wishes the election to apply, and by attaching a statement to the return to the effect that the holder is making the election under Treasury regulation section 1.171-4. Once made, the election applies to all taxable debt obligations held by the US Holder during or after the taxable year for which the election is made and may be revoked only with the consent of the US Internal Revenue Service.

Bond premium on a Senior Note will be computed in the applicable foreign currency. With respect to a US Holder that elects to amortize the premium, the amortizable bond premium will reduce interest income in the applicable foreign currency. At the time bond premium is amortized, exchange gain or loss (which is generally ordinary income or loss) will be realized based on the difference between spot rates at such time and at the time of acquisition of the Senior Note. A US Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable foreign currency, into US dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

You should consult your own tax advisors regarding the applicability and effect of the amortizable bond premium rule described above.

Market Discount

If a US Holder purchased a Senior Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a US holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the Senior Note, as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Senior Note at the time of such payment or disposition. In addition, the US Holder may be required to defer, until the maturity of the Senior Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Senior Note, unless the US Holder elects to accrue on a constant interest method. This election to accrue market discount on a constant interest method is to be made for the taxable year in which the US Holder acquired the Senior Note, applies only to that Senior Note, and may not be revoked without the consent of the IRS. A US Holder of a note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. As discussed above, an electing US Holder should use the entire scheduled term of the Senior Note as the expected term of the Senior Notes for purposes of accruing market discount.

The amount of market discount includible in income will generally be determined by translating the market discount determined in the foreign currency into US dollars at the spot rate on the date the Senior Note is retired or otherwise disposed of. If the US Holder has elected to accrue market discount currently, then the amount which accrues is determined in the foreign currency and then translated into US dollars on the basis of the average exchange rate in effect during such accrual period. A US Holder will recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

Sale, Exchange, Retirement and Other Disposition of the Senior Notes

Upon the sale, exchange, retirement or other disposition of a Senior Note, a US Holder will generally recognize taxable gain or loss equal to the difference between the amount realized, generally based on the spot rate on the date of sale, exchange or retirement (not including any amounts received that are attributable to accrued and unpaid interest or market discount, which will be taxable as ordinary interest income, and exchange gain or loss as set forth above) and the US Holder’s tax basis in the Senior Note. A US Holder’s tax basis in a Senior Note generally will be its cost in US dollars as determined using the spot rate on the date of acquisition (as adjusted to account for any amortizable bond premium, as set forth above). Gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Senior Note was held from more than one year at the time of the disposition. Gain or loss recognized by a US Holder generally will be treated as US source income or loss.

Backup Withholding and Information Reporting

US backup withholding and information reporting requirements generally will apply to certain payments to certain non-corporate US Holders of Senior Notes. Information reporting requirements will apply to interest on, and to proceeds from the sale, redemption or other disposition of Senior Notes paid to a US Holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status). We will be required to backup withhold a portion of interest on, and the proceeds from the sale, redemption or other disposition of, Senior Notes paid by a US paying agent or other US intermediary to a US Holder (other than an “exempt recipient”) if such US Holder fails to furnish its correct taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns.

Backup withholding is not a separate tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is provided to the US Internal Revenue Service. US Holders of the Senior Notes should consult their own tax advisors regarding the application of the backup withholding and information reporting requirements.

Tax Return Disclosure and Investor List Requirements

US Treasury regulations (the “Tax Shelter Regulations”) intended to address so called tax shelters and other potentially tax motivated transactions require participants in a “reportable transaction” to disclose certain information about the reportable transaction on IRS Form 8886 and retain information relating to the reportable transaction. Organizers and sellers of a reportable transaction are required to maintain lists identifying the investors participating in the reportable transaction and furnish to the IRS upon demand such investor information as well as detailed information regarding the reportable transaction. A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements and certain loss transactions) and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment in the Senior Notes and should be aware that Concordia intends to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to any such reportable transaction.

F.       Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.              Documents on Display

The annual report, its exhibits and schedules, reports and other information that we have filed with or furnished to the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of this material by mail from the Public Reference section of the Commission, 100 F Street, N.E., Washington, D.C., 20549, at prescribed rates.

I.          Subsidiary Information

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•       interest rates on debt;

•       foreign exchange rates;

•       fuel prices; and

•       inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rate Risk

Interest rate risk refers to the risk that changes in the market rate of interest adversely affects Concordia’s interest cost. How fast a change in the interest rate will influence the net interest depends on the borrowings fixed interest term.

Concordia is mainly exposed to interest rate risk in its operational leases which are based on among other things a floating market interest rate. We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt including optional extension terms at February 28, 2005 of SEK 1,935 million, a 1% change in interest rates would increase lease charges and thereby reduce earnings by approximately SEK 19.3 million per annum. Senior secured notes and subordinated shareholder loan outstanding at February 28, 2005 with a carrying value of SEK 1,176 million, and SEK 167 million respectively, have been excluded from the above interest rate sensitivity analysis because the expected cash outflows related to those financial instruments will not change in response to changes in interest rates as they bear a fixed rate of interest. Our future interest expenses will however change depending on currency fluctuations between Swedish Kronor and the Euro (see section about Foreign Exchange).

Foreign Exchange

We are exposed to currency fluctuations on loans, as a result of having to make interest payments in Euro on our senior note loan and because our outstanding long-term liabilities (primarily the Senior Note loan) are denominated in Euro. We estimate that a 10% depreciation in the value of the Swedish Krona against the Euro would increase our interest costs and reduce earnings by approximately SEK 10.7 million per annum (not considering the effects of off-setting financial instruments). A 10% depreciation in the value of the Swedish Krona against the Euro would increase our long-term liabilities by approximately SEK 118 million, affecting both net income and Total Equity.

Our foreign subsidiaries in Norway and Finland are consolidated using the current rate method. Fluctuation in NOK and Euro against SEK is not considered to have a material effect on the consolidated financial statements of the company, considering the level of profits/losses made by these companies.

Fuel Prices

We are exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no diesel derivatives in place; however, Concordia Bus has hedged 55% of its diesel consumption through index compensation in the agreements with the CPTA’s. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs and thereby reduce earnings by approximately SEK 9 million per annum. We estimate that a diesel price increase of 1 dollar per ton would increase our diesel fuel costs by SEK 0.2 million per annum. The net result of the diesel hedging contracts have positively affected the diesel expenses for the fiscal year 2005, the fiscal year 2004 and fiscal year 2003 with SEK 17.4, SEK 0.2 million and SEK 6.2 million respectively.

Inflation

Inflation had no material impact on our operations during the year ended February 28, 2005 or the year ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

Item 12.   Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of our fiscal year, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. In addition, we have limited influence over the controls and procedures of entities in which we hold a minority interest. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Controls

There were no significant changes in our internal control over financial reporting during the fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert

The independent members of our Supervisory Board of Directors act as our Audit Committee. Our Audit Committee does not include a financial expert because it is not mandatory to have one under Swedish law.

Item 16B.   Code of Ethics

We have not adopted a formal corporate code of ethics regarding Concordia’s chief executive officer, chief financial officer and controller because we are not required to have one under Swedish law.

Item 16C.   Principal Accountant Fees and Services

The selection of our independent registered public accounting firm was approved by the audit committee. Following is a summary of the fees to our independent registered public accounting firm for the years ended February 28, 2005 and February 29, 2004 in millions of SEK:

	Year ended February 28, 2005	Year ended February 29, 2004
Audit Fees	2	2
Audit-Related Fees	1	2
Tax Fees	—	—
All Other Fees	—	—
Total Fees	3	4

Concordia’s Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of Concordia before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by Concordia. 100% services provided by the principal auditor during the year ended February 29, 2004 were approved by the Audit Committee pursuant to the pre-approval policy. Audit related fees comprise fees incurred as part of the refinancing project carried out during end of fiscal year ended 2004 and the following F-4 Registration Statement in August 2004.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.   Financial Statements

See pages F-1 to F-88.

Item 18.   Financial Statements

Not applicable.

Item 19.   Exhibits

**1.1.	Articles of Association of Concordia Bus Nordic AB (publ).
**1.2.	Articles of Association of Concordia Bus Nordic Holding AB.
**1.3.	Articles of Association of Swebus AB.
**1.4.	Articles of Association of Swebus Busco AB.
**1.5.	Articles of Association of Swebus Express AB.
**1.6.	Articles of Association of Interbus AB.
**1.7.	Articles of Association of IngeniØr M.O. SchØyens Bilcentraler AS.
**1.8.	Articles of Association of Concordia Bus Finland Oy Ab.
**1.9.	Articles of Association of Swebus Fastigheter AB.
**1.10.	Articles of Association of Alpus AB.
**1.11.	Articles of Association of Enköping-Bõlsta Fastighetsbolag AB.
**1.12.	Articles of Association of Malmfältens Omnibus AB.
**4.1.

Indenture, dated January 22, 2004, between Concordia Bus Nordic AB (publ), Swebus Express Bus AB, Interbus AB, IngeniØr M.O. SchØyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB and Deutsche Bank Trust Company Americas, in respect of Concordia Bus Nordic AB’s €130,000,000 9.125% Senior Secured Notes due August 1, 2009.

**4.2	Form of 9.125% Senior Secured Notes due 2009 (included in Exhibit 4.1).
**4.3

Exchange and Registration Rights Agreement dated January 22, 2004, between Concordia Bus Nordic AB (publ), Goldman Sachs International, J.P. Morgan Securities, Ltd., Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AB, IngeniØr M.O. SchØyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB in respect of €130,000,000 9.125% Senior Secured Notes due August 1, 2009, of Concordia Bus Nordic AB (publ).

*4.4	Subscription and Shareholders’ Agreement, dated October 27, 1999, by and among Concordia Bus B.V., SchØyen Gruppen A/S, Bus Holdings S.a.r.l and Goldman Sachs International.
4.5	Purchase Agreement dated as of July 28, 2005 between Concordia Bus Nordic AB (publ) and other parties relating to the purchase of up to €130,000,0000, 9.125% Senior Secured Notes due August 1, 2009.
4.6.

Mezzanine Facility Agreement dated as of July 20, 2005 between Concordia Bus AB (publ), Concordia Bus Nordic Holding AB, Deutsche Bank Luxembourg S.A. (acting as Facility Agent) & Citicorp Trustee Company Limited (as Security Agent).

4.7.	First Ranking Pledge Agreement of a shareholders’ contribution loan dated as of July 18, 2005 between Concordia Bus Nordic Holding AB (as Pledgor) and Citicorp Trustee Co. Limited (as Security Agent).

4.8.	First Ranking Pledge Agreement of a shareholders’ contribution loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Citicorp Trustee Co. Ltd.
4.9.	Second Ranking Pledge Agreement of a subordinated shareholder loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Concordia Bus AB (publ).
4.10.	Second Ranking Pledge Agreement of a shareholders’ contribution loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Concordia Bus AB (publ).
4.11.	Sale and Assignment Agreement and limited recourse Note, dates as of July 18, 2005 between Concordia Bus AB, Concordia Bus Nordic Holding AB and Concordia Bus Nordic AB (publ).
4.12.

Amendment Restated Subordinated Shareholder Loan Amendment dated as of July 18, 2005 between Concordia Bus Nordic AB, Concordia Bus Nordic Holding AB and Deutsche Bank Trust Company Americas (as Trustee).

4.13.

Subordination statement of a Subordinated shareholder loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB, Concordia Bus Nordic AB, Concordia Bus AB (publ) and Deutsche Bank Trust Company Americas (as Trustee).

4.14.

Sale and Assignment Agreement of a Shareholders’ Contribution Loan Agreement dated as of July 18, 2005, between Concordia Bus AB (publ), Concordia Bus Nordic AB (publ) and Concordia Bus Nordic Holding AB.

4.15.	Shareholder’s Contribution Loan Agreement dated as of July 18, 2005, between Concordia Bus Nordic AB, Concordia Bus Holding AB.
***4.16.

Restructuring Agreement dated as of July 22, 2005 between Concordia Bus AB, Concordia Bus Nordic AB, Concordia Bus Holding AB, Concordia Bus BV, GS Capital Partners III Offshore, L.P., Goldman Sachs and Co. Verwaltungs, GMbH, Sch&qout;yen Gruppen AS, Centaurous Capital Limited, Citigroup Global Markets Limited, JP Morgan Chase, N.A. as Agent and The Consenting Noteholders signatories.

4.17	First Supplemental Indenture (copy) dated as of August 25, 2005, among Concordia Bus Nordic AB (publ), with Deutsche Bank Trust Company Americas as trustee.
4.18	Deed of Pledge dated as of July 18, 2005, between Concordia Bus Nordic Holding AB and Citigroup Trustee Company Limited.
*4.19.

Purchase Agreement, dated January 16, 2004, by and among Goldman Sachs International, J.P. Morgan Securities, Ltd., Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AB, IngeniØr M.O. SchØyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB in respect of € 130,000,000 9.125% Senior Secured Notes due August 1, 2009, of Concordia Bus Nordic AB (publ).

*4.20.

Security Trustee Agreement, dated January 22, 2004, by and among Deutsche Trustee Company Limited as Security Trustee, Deutsche Bank Trust Company Americas as Trustee, Concordia Bus Nordic Holding AB, Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AB, IngeniØr M.O. SchØyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB.

*4.21.

Amended and Restated Subordinated Loan Agreement, dated December 22, 2003 and amended and restated on January 22, 2004, between Concordia Bus AB (publ), Concordia Bus Nordic AB (publ) and Deutsche Bank Trust Company.

*4.22.	Amended and Restated Subordinated Loan Agreement dated January 21, 2004 between Concordia Bus Nordic AB (publ), Concordia Bus AB and Deutsche Trustee Company Limited as Security Trustee.

*4.23.	Agreement Relating to First Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as Pledgor and Deutsche Trustee Company Limited as Security Trustee.
*4.24.	Agreement Relating to Second Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as Pledgor and Concordia Bus Nordic AB (publ).
*4.25.

Share Pledge Agreement, dated January 22, 2004, between Swebus Fastigheter AB as Pledgor and Deutsche Trustee Company Limited as Security Trustee regarding shares in Alpus AB, Enköping-Bõlsta Fastighetsbolag AB and Malmfältens Omnibus AB.

*4.26.

Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic Holding AB as Pledgor and Deutsche Trustee Company Limted as Security Trustee in respect of shares in Concordia Bus Nordic AB (publ).

*4.27.

Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as Pledgor and Deutsche Trustee Company Limited as Security Trustee in respect of shares in Swebus Express AB, Interbus AB, Swebus AB, Swebus Fastigheter AB and Swebus Busco AB.

*4.28.

Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as Pledgor and Deutsche Trustee Company Limited as Security Trustee in respect of shares in Concordia Bus Finland Oy Ab.

*4.29.

First Priority Pledge of Shares, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as Pledgor and Deutsche Trustee Company Limted as Security Trustee in respect of shares in IngeniØr M.O. SchØyens Bilcentraler A.S.

*4.30.	Pledge Agreement, dated January 22, 2004, between Concordia Bus Finland Oy Ab as Pledgor and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge and bearer notes.
*4.31.	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Alpus AB and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge.
*4.32.	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Enköping-Bõlsta Fastighetsbolag AB and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge.
*4.33.	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge.
*4.34.	First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge.
*4.35.	Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB and Concordia Bus Nordic AB (publ) in respect of floating charge.
*4.36.	Pledge of Accounts, dated January 22, 2004, between IngeniØr M.O. SchØyens Bilcentraler A.S. and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge.
*4.37.	Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ), as Pledgor, and Deutsche Trustee Company Limited, as Security Trustee.
*4.38.	Declaration of Pledge of IngeniØr M.O. SchØyens Bilcentraler A.S. of Trade Receivables, dated January 22, 2004.
*8.1.	Subsidiaries of registrant.
12.1	Certificate of Chief Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934
12.2	Certificate of Chief Executive Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934

13.1	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*                                 Incorporated by reference from the Registrant’s Registration Statement on Form F-4, filed with the Commission on May 15, 2000.

**                          Incorporated by reference from Concordia Bus Nordic AB (publ)’s Registration Statement on Form F-4, filed with the Commission on May 28, 2004.

***                   Confidential treatment requested with respect to portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDIA BUS NORDIC AB (publ)
By:	/s/ Per Skärgård
Per Skärgård Chief Financial Officer and Director

Date:  August 31, 2005

(1)          Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Concordia Bus AB. In January 2004, a reorganization was performed whereby Concordia Bus Nordic AB (publ) transferred to Concordia Bus AB its 100% share ownership of Interbus Finans AB. Concordia Bus AB then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB.

Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Concordia Bus Nordic Holding AB is a non-operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ). Since this was a reorganization of entities under common control, the consolidated financial statements contained in this annual report are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB (publ) for all periods presented.

Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB (publ) are the same as that of Concordia Bus Nordic Holding AB.

(2)          The audited financial statements of this subsidiary of Concordia Bus Nordic Holding AB are included in this Form 20-F to comply with Section 3-16 of Regulation S-X of U.S. federal securities laws.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Concordia Bus Nordic Holding AB

We have audited the accompanying consolidated balance sheets of Concordia Bus Nordic Holding AB and subsidiaries (formerly Interbus Finans AB) (the “Company”) as of February 28, 2005 and February 29, 2004, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for each of the three years in the period ended February 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Concordia Bus Nordic Holding AB and subsidiaries as of February 28, 2005 and February 29, 2004, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2005, in conformity with accounting principles generally accepted in Sweden.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 29 to the consolidated financial statements, the Company’s recurring operating losses, stockholder’s capital deficiency, negative cash flows from operations, inability to make certain interest payments on outstanding borrowings, and violations of borrowing covenants raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 29. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Deloitte & Touche AB
Stockholm, Sweden
August 31, 2005

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(all amounts in millions of SEK, except share and per share amounts)

	Note	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Net revenue	2,3,4	4,812	4,761	4,758
Fuel, tires and other consumables	5	(989)	(929)	(919)
Other external costs	5,6	(1,127)	(1,004)	(989)
Personnel costs	5,7	(2,606)	(2,611)	(2,597)
Gain (loss) on sale of fixed assets		4	6	(4)
Depreciation, amortization and write-downs	2,5,8	(350)	(331)	(372)
Operating loss	2	(256)	(108)	(123)
Interest income	9	3	5	10
Interest expense and similar items	10	(144)	(151)	(115)
Financial income and expenses		(141)	(146)	(105)
Loss before income taxes		(397)	(254)	(228)
Income taxes	11	1	83	49
Net loss		(396)	(171)	(179)
Weighted average number of shares outstanding		300	300	300
Net loss per share (in thousands of SEK)	26	(1,320)	(572)	(596)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(all amounts in millions of SEK)

	Note	February 28, 2005	February 29, 2004
ASSETS
Fixed assets
Goodwill	12	209	213
Total intangible fixed assets		209	213
Buildings and land	13	2	2
Equipment, tools, fixtures and fittings	13	27	34
Vehicles	13	1,228	1,491
Total tangible fixed assets		1,257	1,527
Receivables due from affiliated companies	14	—	29
Other long-term investments	15	—	5
Other financial fixed assets	16	48	53
Total financial fixed assets		48	87
Total fixed assets		1,514	1,827
Current assets
Inventories	17	33	30
Current receivables and other current assets
Accounts receivables	33	345	310
Other current receivables		76	100
Accrued income and prepaid expenses	18	143	238
Total receivables and other current assets		564	648
Cash and bank balances	19	175	346
Total current assets		772	1,024
TOTAL ASSETS	2,3	2,286	2,851

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(all amounts in millions of SEK, except share and per share amounts)

	Note	February 28, 2005	February 29, 2004
SHAREHOLDER’S EQUITY (DEFICIT) AND LIABILITIES
Shareholder’s equity	25
Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	242
Total restricted equity		132	242
Non-restricted equity
Retained earnings		120	164
Net loss for the year		(396)	(171)
Total non-restricted equity (deficit)		(276)	(7)
Total shareholder’s equity (deficit)		(144)	235
Liabilities
Provisions
Provisions for pensions and similar commitments	20	51	60
Other provisions	24	60	86
Total provisions		111	146
Non-current liabilities
Notes payable	21	1,176	1,198
Long-term debt to affiliated companies	21	—	2
Finance lease obligations	21	12	16
Total non-current liabilities		1,188	1,216
Current liabilities
Short-term portion of long-term liabilities	21	8	7
Short-term portion of long-term debt to affiliated companies	21	292	366
Accounts payable		216	292
Other current liabilities		157	151
Accrued expenses and deferred income	22	458	438
Total current liabilities		1,131	1,254
TOTAL SHAREHOLDER’S EQUITY (DEFICIT) AND LIABILITIES		2,286	2,851
PLEDGED ASSETS AND CONTINGENT LIABILITIES	23
Pledged assets		1,613	2,238
Contingent liabilities		—	22
Total pledged assets and contingent liabilities		1,613	2,260

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)
(all amounts in millions of SEK)

	Share capital	Restricted reserves	Non-restricted equity	Total shareholder’s equity
Balance, March 1, 2002	0	548	144	692
Group contribution to shareholder	—	—	(141)	(141)
Income tax effect on group contribution to shareholder	—	—	39	39
Transfer between restricted and non-restricted reserves	—	(159)	159	—
Change in cumulative translation adjustment	—	—	1	1
Net loss for the year	—	—	(179)	(179)
Balance, February 28, 2003	0	389	23	412
Transfer between restricted and non-restricted reserves	—	(147)	147	—
Change in cumulative translation adjustment	—	—	(6)	(6)
Net loss for the year	—	—	(171)	(171)
Balance, February 29, 2004	0	242	(7)	235
Transfer between restricted and non-restricted reserves	—	(112)	112	—
Change in cumulative translation adjustment	—	2	10	12
Net loss for the year	—	—	(396)	(396)
Balance, February 28, 2005	0	132	(276)	(144)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(all amounts in millions of SEK)

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Cash flows from operations
Loss before income taxes	(397)	(254)	(228)
Depreciation, amortization and write downs	350	331	372
Amortization of deferred financing costs	10	31	8
(Gain) / loss on sale of fixed assets	(4)	(6)	4
Foreign currency exchange gains and losses	(14)	17	—
Change in pension provision	(2)	(9)	1
Change in provision for loss making contracts and restructuring	(26)	40	15
Change in interest receivable	11	(10)	5
Change in interest liability	(6)	(12)	26
Income taxes received (paid)	(1)	1	2
Change in working capital
(Increase) decrease in inventories	(2)	5	(4)
(Increase) decrease in current receivables	118	(100)	(27)
Increase (decrease) in current liabilities	(135)	(10)	(240)
Net cash flows provided by (used in) operations	(98)	24	(66)
Cash flows from investing activities
Investments in buildings and land, vehicles, equipment, tools, fixtures and fittings	(112)	(32)	(216)
Sale of buildings and land, vehicles, equipment, tools, fixtures and fittings	44	21	75
Sale of financial fixed assets	5	—	5
Net cash flows provided by (used in) investing activities	(63)	(11)	(136)
Cash flows from financing activities
Proceeds from borrowings	3	1,191	—
Repayment of long-term borrowings	—	(984)	(84)
Payment of financial lease obligation	(6)	(6)	(9)
Costs incurred in connection with debt refinancing	(5)	(49)	(2)
Net cash flows provided by (used in) financing activities	(8)	152	(95)
INCREASE (DECREASE) IN CASH AND BANK BALANCES	(169)	165	(297)
CASH AND BANK BALANCES AT BEGINNING OF YEAR	346	180	480
Translation difference	(2)	1	(3)
CASH AND BANK BALANCES AT END OF YEAR	175	346	180

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions of SEK unless otherwise stated)

Note 1.   Organization and accounting principles

Organization

Concordia Bus Nordic Holding AB and its subsidiaries (“Concordia Bus Group” or “Concordia”) is a Swedish registered limited liability company, wholly owned by Concordia Bus AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The final operational parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Concordia Bus AB. In January 2004, a reorganization took place whereby Concordia Bus Nordic AB (publ) transferred to Concordia Bus AB its 100% share ownership of Interbus Finans AB. Concordia Bus AB then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB.

Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB from one of its dormant subsidiaries. Concordia Bus Nordic AB is thus now a 100% owned subsidiary of Concordia Bus Nordic Holding AB. Concordia Bus Nordic Holding AB is a non-operating holding company that has no independent assets or operations other than its shares in Concordia Bus Nordic AB. Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB are the same as that of Concordia Bus Nordic Holding AB. Since this was a reorganization of entities under common control, the consolidated financial statements are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB for all periods presented.

The operations of Concordia consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Concordia also operates extensive intercity express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm regions. The operations are conducted through wholly-owned subsidiaries of Concordia Bus Nordic AB. Concordia Bus Nordic AB has no independent assets or operations other than its shares in these subsidiaries.

Accounting principles

The consolidated financial statements of the Concordia Bus Group have been prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”) and thus have been prepared in accordance with recommendations issued by the Swedish Financial Accounting Standards Council (“Redovisningsrådet”). The Concordia Bus Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between Swedish GAAP and U.S. GAAP are described in Note 32.

The same accounting policies and methods of computation are followed for the year ended February 28, 2005 consolidated financial statements as compared with the most recent annual financial

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29—Employee benefits.

There has been a gradual transition in recent years to new Swedish recommendations of the Swedish Financial Accounting Standards Council which are based on and comply with IFRS. From March 1, 2007, Concordia Bus Nordic Holding AB is required to present its consolidated financial statements fully in accordance with International Financial Reporting Standards (IFRS). Concordia has not yet assessed the financial implications of adopting these new standards.

Currency

These financial statements have been prepared in SEK. References to “SEK”, “Swedish krona” or “Swedish kronor” are to Swedish currency.

Consolidated Financial Statements

The Consolidated Financial Statements have been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Board (“Redovisningsrådet”) concerning consolidated financial statements. The consolidated Statement of Operations and Balance Sheets of Concordia include all companies in which the Concordia Bus Nordic Holding AB, directly or indirectly, holds more than 50 percent of the voting rights.

Acquisitions have been accounted for using the purchase method. This means that the assets and liabilities, including deferred taxes, of acquired subsidiaries are recorded at fair value at the date of the acquisition. If the purchase price exceeds the estimated fair value of the company’s net assets, the difference is reported as goodwill, which is amortized over its estimated useful life. Income from companies acquired during the year is included in the Consolidated Financial Statements from the date of acquisition. Net income from companies sold is included up to the date of the sale.

Internal profits and inter-company transactions within the group are eliminated in the Consolidated Financial Statements.

Translation of investments in foreign subsidiaries

Concordia uses the current rate method to translate the financial statements of foreign subsidiaries, in accordance with the suggested recommendations of the Swedish Financial Accounting Standards Board (“Redovisningsrådet”). In applying this method, subsidiaries are reported as independent units with operations conducted in foreign currencies and in which the Company has a net investment. This means that the assets and liabilities of the foreign subsidiaries are translated at the exchange rate as of the Balance Sheet date. The Income Statements are translated at the average rate for the year.

Revenue recognition

The majority of Concordia’s revenues arise from contracts with local public transportation authorities having contract terms of 5-8 years (“CPTA contracts”).

CPTA contracts generally provide Concordia with fixed fee revenue in return for the contracted bus services. Accordingly, all ticket revenues collected by Concordia on such contracts, referred to as gross

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

agreements, are forwarded to the local public transportation authorities, and Concordia receives its fixed fees regardless of the number of passengers transported. Under some contracts, Concordia receives fees from the local transportation authority after providing services. Under other contracts, Concordia receives fees in advance of providing services. Regardless of the timing of receiving the fees from the local public transportation authorities, Concordia recognizes revenue on a straight-line basis over the period of the contract and, accordingly, accrues for earned fee revenue or defers unearned fee revenue as appropriate. Such fixed fees are generally subject to periodic adjustments for certain changes in costs incurred or cost indices. In recognizing the fee revenue over the period of the contract, Concordia records adjustments to the fee revenue during the contract period based on the agreed cost adjustment mechanism contained in the contracts. Revenues earned by Concordia on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported. Revenues for these contracts are recognized on the date of travel by the passenger.

Revenues from express bus services are derived from passenger ticket revenue received, and revenues from coach hire services are derived from the agreed price for hire of the buses. Concordia recognizes express bus service revenue and coach hire service revenue as services are provided. Express bus service revenues are recognized on the date of travel by the passenger. Coach hire service revenues are recognized on a straight-line basis over the period of hire.

Revenue also includes rental income, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities is recognized when the product is delivered or the service is performed or, in terms of revenues from leasing arrangements under operational leases, on a straight-line basis over the term of lease.

Where appropriate, revenue amounts are shown net of value-added taxes.

Income Taxes

The total tax expense of the Concordia Bus Group consists of current and deferred taxes. Deferred tax primarily consists of estimated tax on changes in untaxed reserves for the year and unused portion of income tax loss carry forwards to the extent that these losses can be used in the near future for taxable reduction of future taxable income. The deferred income tax position is calculated using the enacted tax rate for each country respectively.

In the consolidated income statement taxes are reported as if the group companies were separate taxable legal entities, in accordance with current taxation legislation for all periods reported.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Depreciation

Depreciation and amortization is computed based on an asset’s expected useful life and its depreciable amount. The depreciable amount is computed as the difference between cost of acquisition and the expected residual value of the asset at the end of its useful life. Depreciation is computed using a straight-line method based on the following percentages:

Goodwill	5–20%
Equipment, tools, fixtures and fittings	10–33%
Public Service Vehicles (“PSV”)	7.15–33%
Buildings	3.33–5%
Land improvements	3.75–5%

Goodwill pertaining to the acquisition of IngeniØr M.O SchØyens Bilcentraler A/S is amortized over 20 years, which is based on the company’s strong strategic position in the Norwegian marketplace and its well established brand in this market.

Deferred financing fees are amortized straight-line over the life of the debt.

Tangible fixed assets

Tangible fixed assets are valued at cost, less accumulated depreciation and impairment charges.

Impairment of tangible and intangible fixed assets

Impairment reviews of tangible and intangible fixed assets, including goodwill, are performed whenever there is an indication of possible impairment. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

Receivables and payables

Receivables and payables are recorded on an individual basis at the amounts, which is estimated to be received/paid.

Receivables and payables in foreign currencies

Receivables and payables in foreign currencies are valued using the rate at the balance sheet date. Gains and losses on trade receivables and payables are reported under operating profit (loss). Gains and losses related to other receivables and payables are reported under financial income and expenses.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Inventories

Inventory is valued at the lower of cost, using the first in first out method, and market value after provision for obsolescence.

Loss making contracts

A significant portion of Concordia’s revenues are derived from five to eight- year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. Concordia records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct and indirect costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation. Concordia Bus normally has multiple contracts with the CPTAs (Contract Public Transportation Authority). In most of the cases the different contracts with the same CPTA are closely connected to each other. The contracts share the same resources (staff, equipment, vehicles and premises). Often the contracts also are related for other reasons. Concordia signs several contracts at the same time where some are loss making and some are profit making. In instances where the cash flows from such contracts are interrelated, provisions for loss making contracts are measured by group contracts, however in no instance on a higher level than by CPTA. Concordia also signs contracts to maximize the usage of the capacity in the resources. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

Derivative contracts

Currency derivatives (currency forwards and currency swaps) entered into in order to secure the currency exposure in interest payable for issued debt are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded when the currency exchange rate differences on the underlying commercial flows are realised. Derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as a financial cost in the statement of operations.

Interest rate derivatives (interest rate swaps) entered into in order to obtain a fixed interest rate with the preferred maturity in the lease obligation are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives is recorded at the same time as the hedged item is recorded. Interest rate derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as a financial cost in the statement of operations.

Diesel derivatives entered into in order to obtain a more secure price level are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded at the same time as the hedged item is recorded. Diesel derivatives that do not qualify for hedge accounting are accounted

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

for at the lower of acquisition cost or market value, where unrealised losses are accounted for as an operating cost in the statement of operations.

Restructurings

Concordia records provisions for restructurings and related activities only after the detailed formal plan for the restructuring has been formulated and either the implementation commences or the main features of the plan have been announced to those affected by it. Provisions for restructurings include only the direct expenditures arising from the restructuring, which are those that are both necessarily entailed by the restructuring and not associated with the continuing activities of the enterprise.

Leasing

Leases are classified in the consolidated financial statements as either financial leases or operating leases. A finance lease transfers to the lessee the significant economic risks and rewards of ownership. If this is not the case, the lease is classified as an operating lease. For each finance lease, a fixed asset is reported in the balance sheet and a corresponding lease obligation is recorded as a liability. In the statement of operations, the costs of financial leases are reported as depreciation and interest expense. Under operating leases no asset or liability is recorded in the balance sheet. In the statement of operations, the costs of operating leases are charged to the income statement on a straight-line basis.

Cash flow statement

The cash flow statement is derived from the statement of operating income and other changes between the opening and closing balance sheets, eliminating the effect of currency translation differences. The cash and bank balances in the cash flow statement include securities, time deposits and other short term deposits.

Retirement indemnities

Concordia has both defined contribution plans (covering mostly active employees) and defined benefit plans (covering mostly former employees). The costs under the defined contribution plans are calculated based on agreed contributions specified under the terms of each plan while costs under defined benefit plans are actuarially determined and recognized when services are rendered.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Segment information

Concordia operates within three bus transportation markets which are Concordia’s main reportable segments: contractual public bus transportation “CPTA”, scheduled intercity bus services (express bus

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

services); and coach hire services. In Norway and Finland the group operates within the contractual public bus transportation segment only.

The contractual public bus transportation division operates throughout Sweden and in the major urban areas in Norway and Finland. The majority of revenues are generated from contractual agreements with municipalities whereby Concordia receives fixed revenues for providing the contracted services.

Swebus Express conducts its business on certain routes all over Sweden. Revenues are derived from ticket sales to passengers.

Coach hire services (Interbus) operate hire and excursion engagements, primarily in the three major cities in Sweden, Stockholm, Gothenburg and Malmö, but also in other bigger cities in the Nordic countries.

The management and reporting of results of Concordia’s operations is based upon the reportable segments rather than the legal structure. Concordia’s operating decision-making group is the Board of Directors. Each segment is managed separately because each business requires specialized industry knowledge and strategies.

The accounting policies for the reportable segments are the same as those used in the consolidated financial statements.

Concordia Bus Nordic AB evaluates performance based upon the operating profit or loss before tax of each reportable segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices. Sales are attributed to geographical areas based on the location of the assets producing the revenue.

Note 2.   Primary segments—market types

Revenue by segment:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 29, 2003
CPTA—Sweden	3,407	3,486	3,407
CPTA—Sweden, sales to other segments	34	37	51
Total CPTA—Sweden	3,441	3,523	3,458
CPTA—Norway	450	365	442
CPTA—Finland	415	391	394
Total CPTA	4,306	4,279	4,294
Express	337	327	295
Interbus—external customers	117	110	127
Interbus—sales to other segments	25	27	26
Total bus operations	4,785	4,743	4,742
Other revenue and group elimination	27	18	16
Total revenue	4,812	4,761	4,758

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Operating profit (loss) by segment:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
CPTA—Sweden(1)	(162)	(57)	(27)
CPTA—Norway(2)	(7)	(11)	(36)
CPTA—Finland(3)	(18)	(24)	(23)
Total CPTA	(187)	(92)	(86)
Express	29	34	25
Interbus	4	3	5
Total Express and Interbus	33	37	30
Total bus operations	(154)	(55)	(56)
Head office items and others(4)	(102)	(53)	(67)
Total operating loss	(256)	(108)	(123)

Total operating loss, above, includes net costs for loss making contracts and restructuring costs of SEK 127, SEK 40 and SEK 15, respectively, for the years ended February 28, 2005, February 29, 2004 and February 28 2003.

(1)          Includes SEK 90, SEK 47 and SEK 6, respectively, costs for loss making contracts and restructuring costs for the years ended February 28, 2005, February 29, 2004 and February 28 2003.

(2)          Includes SEK (7), SEK (8) and SEK 5, respectively, of costs for loss making contracts, net of reversal, for the years ended February 28, 2005, February 29, 2004 and February 28 2003.

(3)          Includes SEK (3), SEK 1 and SEK 4, respectively, of costs for loss making contracts, net of reversal, for the years ended February 28, 2005, February 29, 2004 and February 28 2003.

(4)          Includes SEK 47 of restructuring costs for the year ended February 28, 2005.

Identifiable assets by segment:

	February 28, 2005	February 29, 2004
CPTA—Sweden	1,287	1,665
CPTA—Norway	354	310
CPTA—Finland	194	232
Total CPTA	2,110	2,446
Express	157	155
Interbus	57	59
Subtotal Express and Interbus	214	214
Total bus operations	2,324	2,660
Real estate	1	2
Head Office assets and group eliminations	239	428
Total assets	2,286	2,851

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Identifiable liabilities by segment:

	February 28, 2005	February 29, 2004
CPTA—Sweden	655	653
CPTA—Norway	59	59
CPTA—Finland	78	84
Total CPTA	792	796
Express	40	41
Interbus	29	22
Subtotal Express and Interbus	69	63
Total bus operations	861	859
Head Office and group eliminations	1,569	1,757
Total liabilities	2,430	2,616

Investments in intangible, tangible and financial fixed assets by segment:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
CPTA—Sweden	55	19	202
CPTA—Norway	35	3	1
CPTA—Finland	0	0	0
Total CPTA	90	22	203
Express	4	1	1
Interbus	11	0	16
Total Express and Interbus	15	1	17
Total bus operations	105	23	220
Head office items and others	12	58	(2)
Total investments in intangible, tangible and financial fixed assets	117	81	218

Reconciliation to statements of cash flows:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Investments in buildings, land, vehicles, equipment, tools, fixtures and fittings	112	32	216
Costs incurred and capitalized in connection with debt refinancing	5	49	2
	117	81	218

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Depreciation, amortization and write-downs by segment:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
CPTA—Sweden	249	226	242
CPTA—Norway	42	29	37
CPTA—Finland	30	28	31
Total CPTA	321	283	310
Express	13	18	15
Interbus	10	10	12
Total Express and Interbus	23	28	27
Total bus operations	344	311	337
Buildings	0	0	0
Head office items and others	6	20	35
Total depreciation	350	331	372

Note 3.   Secondary segments—marketing areas

Revenue by country:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Revenue
Sweden	3,924	3,986	3,902
Norway	466	379	457
Finland	422	396	399
Total revenue	4,812	4,761	4,758

Assets by country:

	February 28, 2005	February 29, 2004
Assets
Sweden	1,738	2,310
Norway	354	309
Finland	194	232
Total assets	2,286	2,851

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Investments in intangible, tangible and financial fixed assets by country:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Investments
Sweden	82	78	217
Norway	35	3	1
Finland	0	0	0
Total investments in intangible, tangible and financial fixed assets	117	81	218

Reconciliation to statements of cash flows:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Investments in buildings, land, vehicles, equipment, tools, fixtures and fittings	112	32	216
Costs incurred and capitalized in connection with debt refinancing	5	49	2
	117	81	218

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 4.   Net revenue

Net revenue is comprised of revenue from bus services, rental income, sale of fuel including diesel and revenues from engineering services provided to external customers.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Revenue by type
Revenue from regular bus services	4,726	4,663	4,665
Rent, external engineering and diesel revenues	34	47	40
Other revenues	52	51	53
Total revenues	4,812	4,761	4,758

Note 5.   Costs of services provided

Direct costs of services provided are included, along with other costs, in the following cost categories in the statements of operations: fuel, tires and other consumables; other external costs; personnel costs; depreciation and amortization. The direct costs of services included in these cost categories were as follows:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Driver’s costs	2,287	2,290	2,265
Depreciation of PSV and operating lease charges	736	676	676
Fuel, tires, other consumables and other direct costs	1,254	1,170	1,165
Total costs of services provided	4,277	4,136	4,106

Note 6.   Other external costs

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Audit fees (in thousands of SEK)
Deloitte & Touche AB
Audit and audit related fees	2,738	4,144	1,527
Other services	—	—	260
Total	2,738	4,144	1,787

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Audit and audit related fees represent the independent auditors’ examination of the financial statements and quarterly reports. The audit and audit related fees also represents fees in conjunction with the auditor’s examination of significant decisions, actions taken and circumstances of Concordia in order to be able to determine the possible liability to the Company of any Board Member or the Managing Director or whether they have in some other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. Audit and audit related fees also include professional services in connection with the offering of debt securities of Concordia. All other services provided are included in “other services”.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Leasing charges
Leasing charges for the year (operating leases)	428	388	350
Total	428	388	350

For the years ended February 28, 2005, February 29, 2004 and February 28, 2003, Concordia had 1,470, 1,317, and 1,156 buses, respectively, under operational leasing contracts. Future lease payments for these buses amounts to SEK 1,934 for the year ended February 28, 2005, SEK 1,952 for the year ended February 29, 2004, and SEK 1,849 for the year ended February 28, 2003. Concordia also has properties under operational leasing contracts in which it conducts business.

Total future minimum lease payments discounted for each of the periods are as follows:

	February 28, 2005	February 29, 2004
—Vehicles (Buses)	829	905
—Properties	46	52
Total	875	957

The present value of the future leasing payments at February 28, 2005 is payable as follows:

	Total	Less than a year	1-3 years	3-5 years	More than 5 years
—Vehicles (Buses)	829	322	369	129	9
—Properties	46	7	15	17	7
Total	875	329	384	146	16

The following is a schedule, by year, of future gross rental payments under operating leases as of February 28, 2005, should we keep our current operational but leases through all contractual terms.

Years Ending:
February 28, 2006	393
February 28, 2007	336
February 29, 2008	272
February 28, 2009	231
February 28, 2010	209
Later years	494
Total	1,935

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 7.   Personnel costs

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
AVERAGE NUMBER OF EMPLOYEES
Total company of which:	6,949	7,512	7,484
Men	6,101	6,467	6,603
Women	848	1,045	881
Finland of which	766	750	759
Men	725	723	722
Women	41	27	37
Norway of which	611	580	775
Men	577	531	728
Women	34	49	47
Sweden of which:	5,572	6,182	5,950
Men	4,799	5,213	5,153
Women	773	969	797
SALARIES AND OTHER REMUNERATIONS
Board of Directors and President*	5	5	4
Other employees in Sweden	1,450	1,476	1,454
	1,455	1,481	1,458
Subsidiaries abroad
Finland, Board of Directors and President	2	1	1
Finland, other employees	205	197	195
Norway, Board of Directors and President	2	2	1
Norway, other employees	232	183	204
TOTAL	1,896	1,864	1,859
Employer’s contribution for national social security purposes	672	708	700
Of which pension costs to other employees	124	161	132
Of which pension costs to Board of Directors and President	2	2	5

*                    Numbers for the group represent Board of Directors and presidents in all Swedish subsidiaries. Remunerations to the former president of Concordia Bus Nordic AB was paid out by Concordia Bus Management AS and was included as corporate costs charged to Concordia Bus Nordic AB, and therefore not included in the above table as personnel costs for the years ended in February 2003 and 2004. As of June 2004 the president was employed by Concordia Bus Nordic AB and therefore included in the above table as personnel costs for the year ended February 28, 2005.  The former CFO resigned from Concordia Bus on June 30, 2004. He received a termination payment of SEK 2 million.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

	February 28, 2005		February 29, 2004
	Number	Thereof men	Number	Thereof men
Board members and senior management
Board members	24	100%	13	100%
Managing directors and other members of senior management	28	88%	21	90%

Note 8.   Depreciation, amortization and write-downs

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Goodwill	13	13	13
Buildings and land	0	0	0
Equipment, tools, fixtures and fittings	18	20	23
Vehicles	319	298	336
Total	350	331	372

For information concerning the useful lives of the assets, please see Note 1. Organization and Accounting Principles—Depreciation.

Note 9.   Interest income

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Interest income from affiliated companies	—	—	1
Other interest income	3	5	9
Total	3	5	10

Of the total interest income above, SEK 4, SEK 5, and SEK 16 has been received during the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Note 10.   Interest expense and other similar items

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Interest expense on loan from affiliated companies	(32)	(24)	(27)
Interest expense on loans from credit institutions	(1)	(70)	(73)
Interest expense on senior secured notes	(108)	(11)	—
Amortization of deferred financing fees	(10)	(6)	(8)
Write-off of unamortized deferred financing fees	—	(25)	—
Exchange rate gains and losses, net	18	(7)	4
Other financial costs	(11)	(8)	(11)
Total	(144)	(151)	(115)

Of the total interest expense above, SEK 136, SEK 163 and SEK 90 and has been paid during the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 11.   Income taxes

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Income taxes paid / (repaid)	(1)	1	1
Income taxes on group contributions	—	—	(39)
Deferred income taxes	2	82	87
Total	1	83	49

Difference between statutory income tax rate and effective rate of income tax benefit:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Loss before income taxes	(397)	(254)	(228)
Tax at Swedish statutory rate of 28%	111	71	64
Tax effect regarding non-taxable items	(1)	1	1
Tax effect regarding goodwill amortisation	(4)	(4)	(4)
Tax effect of tax losses from previous years not previously recognized in the balance sheet	—	15	—
Tax loss carry forwards for which no deferred tax asset has been recognized	(105)	—	(12)
Total income tax benefit	1	83	49

The income tax rates in Sweden, Norway and Finland are 28%. The tax loss carry forward is based on the loss before tax with adjustments for non deductible/non-taxable revenues/costs. Concordia Bus Nordic Holding AB group had unrecorded accumulated tax loss carry forwards amounting to SEK 252 and SEK 65 at February 28, 2005 and February 29, 2004, respectively. The losses can only be used in the countries where they arise and in Sweden they can be used without time limitation. The indirect subsidiary Concordia Bus Finland Oy Ab has accumulated tax loss carry forwards of SEK 50 of which SEK 10 can be used until 2011, SEK 4 until 2012, SEK 14 until 2013 and SEK 22 until 2014. The indirect subsidiary IngeniØr M.O. SchcØyens Bilcentraler AS does not have any tax loss carry forwards.

Temporary differences arise in instances where assets or liabilities are valued differently for tax purposes. Temporary differences have resulted in deferred tax assets as follows:

	February 28, 2005	February 29, 2004
Accelerated depreciation for tax purposes	—	(28)
Provision for loss making contracts	16	22
Tax loss carry forward	71	18
Valuation on receivables	23	2
Other temporary differences	2	3
Valuation allowance	(112)	(17)
Total deferred income tax asset	—	—

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 12.   Intangible assets

	February 28, 2005	February 29, 2004
Goodwill
Acquisition cost
Beginning balance	302	308
Translation difference	10	(6)
Ending balance	312	302
Accumulated depreciation
Beginning balance	(89)	(76)
Depreciation for the year	(13)	(13)
Translation difference	(1)	0
Ending balance	(103)	(89)
Net book value, ending balance	209	213

Note 13.   Tangible assets

	February 28, 2005	February 29, 2004
Buildings and land
Acquisition cost
Beginning balance	3	3
Purchases	0	1
Sales/Disposals	0	(1)
Ending balance	3	3
Accumulated depreciation
Beginning balance	(1)	(1)
Sales/Disposals	0	0
Depreciation for the year	(0)	(0)
Ending balance	(1)	(1)
Net book value, ending balance	2	2
Tax assessment value	—	—

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

The tax assessment value is the basis used by the tax authorities for computing property taxes. Several of the subsidiary Swebus Fastigheter AB’s buildings are classified as transportation buildings and as such are exempt from property taxes.

	February 28, 2005	February 29, 2004
Equipment, tools, fixtures and fittings
Acquisition cost
Beginning balance	245	232
Purchases	12	16
Sales/Disposals	(22)	(1)
Translation difference	—	(2)
Ending balance	235	245
Accumulated depreciation
Beginning balance	(211)	(194)
Sales/Disposals	21	1
Depreciation for the year	(18)	(20)
Translation difference	—	2
Ending balance	(208)	(211)
Net book value, ending balance	27	34

	February 28, 2005	February 29, 2004
Vehicles
Acquisition cost
Beginning balance	3,526	3,707
Purchases	100	15
Sales/Disposals	(306)	(183)
Translation difference	(2)	(13)
Ending balance	3,318	3,526
Accumulated depreciation
Beginning balance	(2,035)	(1,914)
Sales/Disposals	265	168
Depreciation for the year	(319)	(298)
Translation difference	(1)	9
Ending balance	(2,090)	(2,035)
Net book value, ending balance	1,228	1,491

Included as purchases during the year ended February 28, 2005, are SEK 4 and during the year ended February 29, 2004 SEK 0.8, of additions that have been financed under financial lease arrangements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 14.   Receivables due from affiliates

	February 28, 2005	February 29, 2004
Acquisition cost
Beginning balance	29	26
Changes during the year	—	3
Valuation allowance	(29)	—
Ending balance	—	29

Note 15.   Other long-term investments

	February 28, 2005	February 29, 2004
Shares in other companies	—	5
Total	—	5

	February 28, 2005	February 29, 2004
Acquisition cost
Beginning balance	5	5
Sale of assets	(5)	—
Ending balance	—	5

Note 16.   Other financial fixed assets

	February 28, 2005	February 29, 2004
Capitalized financing costs
Acquisition cost
Beginning balance	49	53
Write-off for early repayment of debt	—	(53)
Costs incurred in connection with refinancing	5	49
Ending balance	54	49
Accumulated amortization
Beginning balance	(1)	(22)
Write-off for early repayment of debt	—	28
Amortization	(10)	(7)
Ending balance	(11)	(1)
Total	43	48

	February 28, 2005	February 29, 2004
Operating lease deposit
Acquisition cost
Beginning balance	5	—
Increase / (decrease) during the year	—	5
Ending balance	5	5

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 17.   Inventories

	February 28, 2005	February 29, 2004
Finished goods	33	30
Total	33	30

Finished goods primarily comprise fuel and spare-parts.

Note 18.   Accrued income and prepaid expenses

	February 28, 2005	February 29, 2004
Accrued income—CPTA	87	156
Other prepaid expenses and accrued income	56	82
Total	143	238

Note 19.   Cash and bank balances

Included as cash and bank balances is the outstanding balance for the cheque account connected to the group cheque account, where Concordia Bus Nordic AB is the contracting part with the bank.

	February 28, 2005	February 29, 2004
MSEK
Cash and bank balances	124	292
Restricted cash*	51	54
Total	175	346

*                    Restricted cash consists of refundable deposits in relation to guarantees made by a bank as security for the pension liability and commitments for three traffic contracts in Oslo, Norway.

Note 20.   Provisions for pensions and other commitments

	February 28, 2005	February 29, 2004
Beginning balance	60	69
Change in accounting principle	(7)	—
Change in provision	(2)	(9)
Ending balance	51	60

	February 28, 2005	February 29, 2004
Accrued pension obligations	48	54
Other pensions commitments	3	6
Total	51	60

The Concordia Bus Group funds pension obligations based on the advice of external actuaries and makes payments to a segregated fund managed by a specialist financial institution.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Pension plans for active personnel are funded under a multiemployer plan and through defined contribution plans. The total pension cost for the year was SEK 126, SEK 163 and SEK 137 for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively, of which SEK 10, SEK 12 and SEK 11 relates to costs for pension plans where the Company has a defined benefit obligation during the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Concordia’s employees in Norway and certain retired employees of Swebus AB received pension benefits under a defined benefit plans.  Such plans are unfunded and, accordingly, pension benefits paid to such employees are charged against the provision.

For this financial year, a discount rate of 5.25 - 5.5% (5.4 - 6%) has been used to calculate the accrued benefit obligation depending on in which country the obligations are held.

Pension expense has been included in staff costs and is comprised of the following:

February 28, 2005
Current service cost	5
Interest cost	10
Expected return on plan assets	(7)
Net actuarial losses (gains)	1
Past service cost	—
Employers contribution to social security	1
Net pension cost	10

The following table reconciles the funded status of defined benefit plans to the amounts recognised in the balance sheet:

February 28, 2005
Present value of funded obligations	176
Present value of unfunded obligations	20
Unrecognised actuarial losses	(20)
Unrecognised past service cost	—
Fair value of plan assets	(127)
Employers contribution to social security	1
Other	1
Amount at end of the year	51

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

The movements in the liability recognised in the balance sheet were as follows:

February 28, 2005
At the beginning of year	53
Exchange differences	(3)
Net periodic cost	9
Expected pension payments	(10)
Employment contribution to social security	0
Other	2
At the end of year	51

Principal actuarial assumptions used to determine pension obligations were as follows:

February 28, 2005
Discount rates	5.25-5.5%
Expected return on plan assets	6.5%
Expected rate of salary increases	2.0-3.0%
Future pension increase	2.0%

Note 21.   Long-term liabilities to credit institutions and financial lease obligations

	February 28, 2005	February 29, 2004
Non-current liabilities
Senior secured notes (Euro 130 million)	1,176	1,198
Loans due to affiliated companies	292	368
Other liabilities—financial lease obligations	20	23
Less: short-term portion	(300)	(373)
Total	1,188	1,216

Long-term liabilities include Euro 130 million of senior secured notes of Concordia Bus Nordic AB. The notes have a fixed annual interest rate of 9.125%, which is paid semi-annually (February 1 and August 1). The bonds mature in August 2009.

As a consequence of the Euro 130 million of notes, Concordia Bus Nordic Holding AB and its subsidiaries are obligated to follow certain financial restrictions which limit entering financial lease agreements or sale- and lease back agreements, making certain kinds of investments, disposing of assets and paying dividends to Concordia’s shareholder except in instances to enable such shareholder to fulfill its own debt service obligations.

The issuer of the senior secured notes, Concordia Bus Nordic AB (publ), is a 100% owned subsidiary of Concordia Bus Nordic Holding AB. Concordia Bus Nordic Holding AB has fully and unconditionally guaranteed the payment of the notes. Concordia Bus Nordic AB (publ) is the parent company owning 100% of the shares in the operating subsidiaries of the Concordia Bus Group. Concordia Bus Nordic AB (publ) has no independent assets or operations. All subsidiaries of Concordia Bus Nordic AB (publ), other than minor dormant subsidiaries, have also fully and unconditionally guaranteed the payment of the notes.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

The guarantees of the subsidiaries and of Concordia Bus Nordic Holding AB are joint and several. As described in more detail in Note 23, the subsidiaries have also given pledges of certain collateral (both specific and floating charge certificates) as security for the senior secured notes.

The senior secured notes are classified as long-term liabilities because they are not in default. The senior subordinated notes issued by Concordia Bus AB (not reflected in the table in this note 21) are classified as a current liability because Concordia Bus AB did not make its latest interest payment.

Subsequent to February 28, 2005 Concordia has borrowed €25,000,000. Management expects that this amount will be repaid by a future intended borrowing of €45,000,000 by Concordia Bus AB.

Swedish Subsidiary Guarantees and Collateral.

Enforcement of the note guarantees and collateral may, in whole or in part, be limited to the extent that the undertaking by each respective subsidiary is deemed to be in conflict with the corporate interest of the respective subsidiary. The corporate interest shall be determined on the basis of whether the undertaking was made for business reasons so as to involve corporate benefit for the subsidiary and whether the guaranteed party is solvent for repayment of the secured amount at the time of providing the security. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or part thereof, would violate the Swedish Companies Act to the extent that it would result in a payment exceeding the distributable profit of the respective subsidiary at the time of providing the security. Upon such violation, the note guarantees and collateral would be invalid and any payments made thereunder would be subject to recovery at least to the extent they violate the above mentioned rules on corporate interest.

Finnish Subsidiary Guarantee and Collateral.

The granting of guarantees and security is restricted under the Finnish Companies Act. Enforcement of the note Guarantees and Collateral issued or granted by Concordia Finland may, in whole or in part, be limited to the extent that the undertaking by such subsidiary is deemed to be in conflict with the limitations set out in the Finnish Companies Act, including the corporate interest of Concordia Finland. The determination shall be made, inter alia, on the basis of whether the undertaking was made for reasons so as to involve corporate benefit for (and be justified with grounds relating to the operations of) Concordia Finland and whether the guaranteed party is solvent for repayment of the guaranteed amount during the term of the undertaking. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or a part thereof, would violate the Finnish Companies Act. Any such violation would render the note guarantees and collateral invalid and any payments made thereunder would be subject to recovery at least to the extent that they violate the Finnish Companies Act.

Norwegian Subsidiary Guarantee and Collateral.

The issuance of the subsidiary guarantee and the granting of the relevant security by the Norwegian subsidiary may be invalid under Norwegian law if such issuance and granting are not motivated by a legitimate business reason or corporate benefit for that subsidiary. In determining the sufficiency of the business reason or corporate benefit, a Norwegian court will consider whether or not the granting of the guarantee or security supported the object and the operations of that subsidiary. We have been advised by Norwegian counsel that they believe sufficient corporate benefit exists with respect to the note guarantee

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

and collateral granted by the Norwegian subsidiary. However, there can be no certainty as to the sufficiency of the corporate benefit.

Loans due to affiliated companies

The subordinated shareholder loan due to affiliated companies of SEK 292 mllion matures in 2010 but can be repaid before then if demanded by the shareholder. Accordingly, it has been classified as short term. The subordinated shareholder loan was similarly classified as short term at February 29, 2004. Concordia pays interest semi-annually at an annual interest rate of 11%.

Other liabilities

	February 28, 2005	February 29, 2004
Financial lease obligations
Payable within 2-5 years	12	15
Payable after five years	0	1
Total long-term	12	16
Short-term portion	8	7
Total	20	23

During the financial year ended February 28, 2005, Interbus AB has entered into financial lease arrangements regarding two buses. The duration of one of the agreements is 25 months and 61 months for the second. The lease cost is based on the depreciation according to an annuity method and a floating interest rate.

The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 28, 2005:

Year ending
February 28, 2006	8
February 28, 2007	5
February 29, 2008	4
February 28, 2009	2
February 28, 2010	2
Later years	1
Total minimum gross lease payments	22
Less: Amount representing interest	(2)
Present value of minimum lease payments	20

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 22.   Accrued expenses and deferred income

	February 28, 2005	February 29, 2004
Deferred income—CPTA	125	90
Accrued employee costs	235	278
Accrued interest expenses	8	12
Other accrued expenses	90	58
Total	458	438

Note 23.   Pledged assets and contingent liabilities

	February 28, 2005	February 29, 2004
Pledged shares and contingent liabilities for senior secured notes
Pledged shares in subsidiaries	382	709
Other pledged assets	1,099	1,351
Floating charge certificates	132	119
Other pledged shares and contingent liabilities
Other pledged assets	—	59
Guarantees and other contingent liabilities	—	22
Total	1,613	2,260

In January 2004 a refinancing of the Concordia Bus Group’s then existing credit facilities was completed through the issuance of EUR 130 million of bonds. The proceeds received when issuing the bonds was used to repay existing credit facilities. In connection with the refinancing, Concordia wrote off SEK 25 million of unamortized capitalized financing costs and terminated the related euro interest rate derivatives at a cost of SEK 14 million.

As security for the bonds, Concordia has pledged the shares in the operating subsidiaries, the foreign subsidiaries and the real-estate companies, the buses owned by Swebus Busco AB and IngeniØr M.O. SchØyens Bilcentraler AS (“SBC”), the operating receivables and fixed assets of SBC, and two internal loans to Swebus Busco AB and Swebus AB amounting to € 87 million and € 22 million respectively. The subsidiaries have pledged floating charge certificates amounting to SEK 119 million and have given guarantees relating to the bonds. See Note 21 regarding certain limitations on the enforcement of such guarantees and collateral pledges.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

The following shares have been pledged for existing long-term liabilities:

	February 28, 2005	February 29, 2004
Concordia Bus Nordic AB	0	44
Shares in Swebus Fastigheter AB	21	26
Shares in Swebus AB	31	253
Shares in Swebus Express AB	14	15
Shares in Interbus AB	20	20
Shares in Concordia Bus Finland Oy Ab	50	34
Shares in Swebus Busco AB	1	68
Shares in IngeniØr M.O. SchØyens Bilcentraler AS	245	249
Dormant companies	—	—
Total	382	709

Note 24.   Other provisions

	February 28, 2005	February 29, 2004	February 28, 2003
Provisions for loss-making contracts
Beginning balance	80	46	31
Change in provision during the year	(27)	34	15
Ending balance	53	80	46

Provisions for loss making contracts have been made on an individual or aggregated basis depending on interdependency of cash flows for the contracts where contractual revenues do not cover the estimated costs. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

	February 28, 2005	February 29, 2004	February 28, 2003
Restructuring costs
Beginning balance	6	—	—
Provisions for restructuring	7	6	—
Provisions reversed against restructuring	(6)	—	—
Ending balance	7	6	—

Restructuring costs during financial year ended February 28, 2004 were primarily for employee termination benefits relating to the Gothenburg, Sweden depots which were closed during the financial year ended February 28, 2005.

The balance as of February 28, 2005 of SEK 7 million relates to costs for employees that have been terminated and for services rendered during the financial year ended February 28, 2005.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 25.   Changes in shareholder’s equity (deficit)

	Share capital	Restricted reserves	Non-restricted reserves	Total
Balance March 1, 2002	0	548	144	692
Group contribution	—	—	(141)	(141)
Tax effect on group contribution	—	—	39	39
Transfer between restricted and non-restricted reserves	—	(159)	159	—
Change in cumulative translation adjustments	—	—	1	1
Net loss for the year	—	—	(179)	(179)
Balance February 28, 2003	0	389	23	412
Transfer between restricted and non-restricted reserves	—	(147)	147	—
Change in cumulative translation adjustments	—	—	(6)	(6)
Net loss for the year	—	—	(171)	(171)
Balance February 29, 2004	0	242	(7)	235
Effect of change in accounting principles	—	—	7	7
Effect of change in accounting principles, tax effect	—	—	(2)	(2)
Opening balance March 1, 2004, after change in accounting principles	0	242	(2)	240
Transfer between restricted and non-restricted reserves	—	(112)	112	—
Change in cumulative translation adjustments	—	2	10	12
Net loss for the year	—	—	(396)	(396)
Balance February 28, 2005	0	132	(276)	(144)

Restricted reserves refer to equity, which according to the Swedish Companies Act is not distributable. Annual transfers between restricted and unrestricted reserves represent annual changes in the reserves and relate mainly to annual changes in statutory untaxed reserves of individual companies within the Concordia Bus Group.

Note 26.   Net loss per share

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Shares issued and outstanding	300	300	300
Net loss (millions)	(396)	(171)	(179)
Net loss per share (in thousands of SEK)	(1,320)	(572)	(596)

Net loss per share is computed by dividing net loss by the weighted- average number of shares outstanding during the year. There were no dilutive securities outstanding during the periods presented and the number of shares has been unchanged.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Note 27.   Financial risk management and financial derivatives

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Concordia is exposed are:

•       Interest rates on debt;

•       Credit and counterparty risk;

•       Foreign exchange rates;

•       Fuel prices; and

•       Inflation.

Risk management is conducted centrally in accordance with the finance policy adopted by the board. The Concordia Bus Group uses derivatives as part of its financial risk management in order to limit the foreign exchange, interest rate and diesel price exposure. As of February 28, 2005, we have not complied with this policy, due to lack of credit facilities. As of February 28, 2005 we have not complied with this policy concerning the items foreign exchange contracts and diesel hedges. The reason being that the company, due to its weak financial situation during the financial year ending February 28, 2005, has not been able to get the necessary credit facilities in place in order to enter derivatives contracts.

Interest Rate Risk

Interest rate risk refers to the risk that changes in the market rate of interest adversely affect Concordia’s interest cost. How fast a change in the interest rate will influence the net interest depends on the borrowings fixed interest term.

Concordia is mainly exposed to interest rate risk in its leases which are based on among other things a floating market interest rate. To reduce the interest exposure in the lease portfolio, Concordia has entered into interest rate derivatives which hedge the interest for a portion of the lease commitment. The outstanding interest rate derivatives have notional amounts totaling SEK 77.5 million at February 28, 2005. All interest rate derivatives mature in 2005.

Based on the nominal value of the operational lease commitment at February 28, 2005, of SEK 1,935 million, a one basis point change in interest rates would increase lease charges by approximately SEK 19.3 million per annum.

Credit and Counterparty Risk

Concordia’s financial transactions lead to credit risks towards financial counterparties. Concordia’s financial policy states that credit risk shall be reduced through only accepting counterparties with high credit rating and through fixed credit limits. On February 28, 2005, Concordia had limited counterparty exposure concerning its derivatives, since they do not have any material outstanding contracts.

Commercial credit risks are limited through a diversified customer base with high credit ratings. A provision has been recorded for accounts receivables, which have been estimated to be doubtful of collection.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in millions of SEK unless otherwise stated)

Foreign Exchange Risk

Foreign exchange risk arises through cash flows in foreign currency (transaction exposure) and through the recalculation of outstanding debt, issued in other currencies than the Swedish Krona (foremost the senior secured Notes of €130 million) and of the foreign subsidiaries’ balance sheets and statements of operations to Swedish kronor (translation difference exposure).

Transaction exposure—The Concordia Bus Group is exposed to foreign exchange differences relating to the EUR 130 million senior secured notes, which are issued in euro. To limit the transaction risk, related to the interest rate payments on the notes, Concordia has entered into currency derivatives having a notional amount of EUR 4.4 million. Concordia is currently undertaking a review of their interest rate foreign exchange policy. Concordia has hedges in place for 37% of the total interest payable during the financial year ending February 28, 2006.

Based on Concordia Bus Nordic’s interest payments of EUR 11.9 million on the senior secured notes for the 12-month period beginning March 1, 2005, the interest cost would increase by SEK 10.7 million if the Swedish currency would depreciate 10 percent against the euro compared to the euro exchange rate at February 28, 2005.

The group is also exposed to foreign exchange rate changes through the purchase of diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA’s. It is estimated that this index compensation reduces 55% of the exposure to diesel price changes. Based on the budgeted diesel consumption, a 10 percent depreciation of the Swedish Krona against the US dollar would increase the diesel costs by SEK 9.1 million for the coming financial year beginning March 1, 2005. The calculation includes the effects of the computed index compensation.

Translation difference exposure—Concordia’s exposure to translation differences has historically not been hedged.

Fuel Price Risk

Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA’s. It is estimated that this index compensation reduces 55% of the exposure to diesel price changes.

Based on the budgeted diesel consumption, an increase of one US dollar/ton would increase diesel costs by SEK 0.2 million for the 12-month period beginning March 1, 2005.

Inflation

Inflation had no material impact on our operations during the year ended February 28, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Note 28.   Fair value of financial instruments

Outstanding interest rate swaps on February 28, 2005:

	Notional amount	Fixed interest rate	Maturity date	Market value
				(KSEK)
Interest rate swap SEK	18,750,000	5.68%	19 May, 2005	(161)
Interest rate cap SEK	40,000,000	6.00%	20 June, 2005	0
Interest rate swap SEK	18,750,000	5.73%	19 July, 2005	(332)
				(493)

The market value net of accrued interest of these financial instruments has been expensed in the statement of operations as they do not qualify for hedging accounting.

Outstanding foreign exchange options on February 28, 2005:

	Amount	Strike rate	Maturity date	Market value
				(KSEK)
Purchased call option	€4,400,000	10.92	10 August, 2005	0
Issued put option	€4,400,000	8.70	10 August, 2005	(47)
Purchased call option	€4,400,000	11.45	9 February, 2006	0
Issued put option	€4,400,000	8.83	9 February, 2006	(320)
Purchased call option	€4,400,000	10.78	8 August, 2006	0
Issued put option	€4,400,000	8.50	8 August, 2006	(133)
				(500)

Note 29.   Going concern matters

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004. The group’s long term ability to continue its operations is dependent on a successful future tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.

The Company is highly leveraged as a result of the Notes outstanding, significant operational lease obligations and group internal financing in the form of liabilities due to Concordia Bus AB. This leverage has put additional pressure on the Company’s cash flows and has limited the Company’s ability to seek additional external funds. Existing cash and bank balances are not expected to be sufficient to cover future cash needs for potential operating losses, normal capital expenditures, mandatory interest payments and amortization on debt owed to Concordia Bus AB.

Absent the restructuring described below, Concordia may not be able to continue as a going concern. Concordia Bus Nordic AB and Concordia Bus AB announced on July 22, 2005 that, with their principal ultimate shareholders an Ad Hoc Committee of holders of Concordia Bus AB’s €160,000,000 11% senior subordinated notes due February 15, 2010 (the “Parent Notes”) and an informal group of holders of Concordia Bus Nordic AB’s €130,000,000 9.125% senior secured notes due August 1, 2009 had signed a Restructuring Agreement with Concordia Bus Nordic’s principal ultimate shareholders to restructure the

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Parent Notes and strengthen the balance sheet of the Concordia group of companies. The Restructuring Agreement provides that, among other things, Concordia Bus AB will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in a reduction of the face amount of all the Parent Notes from 100% to 25% and that the holders of Parent Notes who consent to the restructuring will be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed restructuring, subject to a management incentive plan representing a maximum of 5% of the issued ordinary shares. In connection with the restructuring subsequent to February 28, 2005, Concordia has borrowed €25,000,000, of which €24,055,000 has been contributed to Concordia Bus Nordic AB as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. Concordia Bus AB intends to borrow an additional €45,000,000 pursuant to a Mezzanine Facility it entered into in connection with the restructuring and from which it can draw once the restructuring is completed. Concordia Bus AB intends to contribute approximately €13,000,000 to Concordia Bus Nordic AB, via Concordia, as an equity contribution. The remaining amount is to be used to repay Concordia’s loan of €25,000,000 and to cover restructuring expenses.

Concordia has approximately SEK 1,188 million of long-term debt due to third parties, including long-term finance lease obligations but excluding operating lease obligations. Its ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore its ability to service its existing debt and the debt of Concordia Bus AB (pursuant, for example to Concordia Bus AB’ future borrowings under the Mezzanine Facility), is dependent on the ability to transfer profit from Concordia Bus Nordic AB to Concordia and to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits its ability to receive dividends from subsidiaries.

The consolidated statements of operations for the year ended February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Concordia’s costs. The management of Concordia believes that if the proposed restructuring is consummated Concordia will be able to continue as a going concern primarily as a result of reduction of the group’s total indebtedness and consequently improvement in Concordia’s cash flow used in financing activities. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing.

These financial statements have been prepared assuming that the restructuring will be consummated and that Concordia Bus AB, Concordia, Concordia Bus Nordic AB and their subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic AB will be in compliance with its covenants associated with its senior secured notes, and (ii) Concordia Bus AB will not become insolvent or bankrupt. If Concordia Bus Nordic AB were to be in breach of one or more of

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

those covenants, and if the lenders so elected, the SEK 1,188 million senior secured notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the senior secured notes following a default, all or part of the leasing contracts covering a significant portion of Concordia Bus Nordic AB’s leases may be terminated at the option of the lessor. This could have a material adverse effect on Concordia’s business.

Note 30.   Subsidiaries of Concordia

Concordia has the following wholly owned subsidiaries:

	Company’s registration number	Number of shares	Participation (%)
Operating companies
Concordia Bus Nordic AB	556031-8569	160,000	100
—Interbus AB	556097-8990	5,000	100
—Swebus AB	556057-0128	3,000	100
—Swebus Busco AB	556583-0527	1,000	100
—Swebus Express AB	556358-3276	5,000	100
Foreign subsidiaries
—Concordia Bus Finland Oy AB	0505988-8	2,000	100
—IngeniØr M.O. SchØyens Bilcentraler A/S	915768237	750	100
Real estate companies
—Swebus Fastigheter AB	556031-3354	10,000	100
—Subsidiaries to Swebus Fastigheter AB:
—Alpus AB	556011-6571	10,000	100
—Malmfältens Omnibus AB	556032-0359	960	100
—Enköping-Bålsta Fastighetsbolag AB	556012-9388	1,500	100
Dormant companies
—Arlanda buss AB	556030-5335	1,000	100
—Billingens Trafik AB	556027-3137	14,000	100
—Enköping-Bålsta Trafik AB	556410-2894	1,000	100
—Gävle Trafik AB	556031-1812	70,000	100
—Hälsinge Wasatrafik AB	556039-2622	1,550	100
—AB Härnösandsbuss	556029-8258	3,000	100
—Karlstadsbuss AB	556051-2039	3,000	100
—AB Kristinehamns Omnibusstrafik	556043-6445	9,000	100
—Saltsjöbuss AB	556210-1500	2,500	100
—Swebus Service AB	556041-6736	1,000	100
—Swebus Västerås AB	556115-9988	5,100	100
—Tumlare Buss AB	556068-5975	1,010	100
—Wasabuss AB	556416-2419	1,000	100
—Wasatrafik AB	556048-9188	2,400	100

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Note 31.   Related party transactions

Two of the supervisory board members of Concordia Bus BV, the ultimate parent company of Concordia Bus Nordic Holding AB, are appointed by SchØyen Gruppen A/S (“SchØyen Group”) and two are appointed by Bus Holdings S.A.R.l, an affiliate of Goldman Sachs International. Each director may receive compensation for services in that capacity. Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and is a director of certain of Concordia’s operating subsidiaries.

Under a lease arrangement between SchØyen Group and IngeniØr M.O. SchØyens Bilcentraler A/S, SchØyen Group has leased depots and other real property to SBC AB, a subsidiary of Concordia, for a period of ten years ending in 2009. The rentals paid were SEK 14 million, SEK 13 million, and SEK 15 million for the years ended February 29, 2005, February 28, 2004, and February 28, 2003, respectively.

Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Concordia and its subsidiaries. A management fee has been charged to Concordia and their subsidiaries for these services amounting to SEK 11 million, SEK 15 million, and SEK 23 million for years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Within the Concordia Bus BV group external debt has been issued by Concordia Bus Nordic AB and its direct parent, Concordia Bus AB. Such external debts are partly used to finance operations within the group. Concordia Bus Nordic Holding AB has a net current liability to affiliated companies amounting to SEK 292 million on February 29, 2005. Interest has been paid amounting to SEK 32 million, SEK 24 million and SEK 26 for the years ended February 29, 2005, February 28, 2004, and February 28, 2003, respectively from Concordia Bus Nordic Holding AB to companies within the Concordia Bus BV group.

In connection with the termination of certain key employees during the years, Concordia Bus Nordic AB has transferred funds to the SchØyen Group at an amount of NOK 1,005 thousand to settle certain shareholder loans. In August 2005 these shareholder loans have been repaid at its nominal amount by the SchØyen Group.

On February 28, 2005 we have made a valuation allowance of an aggregate of SEK 33,000,000 for loans that Concordia Bus BV and Concordia Bus Management AS owed to Concordia. The receivables still exist and actions will be taken to get them collected however given the ongoing restructuring process and the financial status of these two companies Concordia has chosen a prudent view when determining collectability.

For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness—Subordinated Shareholder Loan from Concordia Bus AB.”

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Note 32.   Reconciliation to accounting principles generally accepted in the United States of America

Accounting policies used by the Concordia Bus Nordic Holding AB and subsidiaries conform with accounting Swedish GAAP which differs in certain significant respects from U.S. GAAP. Below are descriptions of these differences and a reconciliation of net loss, shareholder’s equity and cash flows to U.S. GAAP.

	Note	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Net loss under Swedish GAAP		(396)	(171)	(179)
Adjustments:
Goodwill amortization	(a)	13	13	13
Pensions	(c)	0	2	1
Derivative financial instruments	(e)	1	26	(11)
Sale-leaseback of real estate	(f)	4	15	7
Lease classification	(g)	(4)	(6)	(8)
Restructuring	(h)	(6)	6	—
Tax effect of U.S. GAAP adjustments		3	(12)	9
Net loss under U.S. GAAP		(385)	(127)	(168)
Weighted-average number of shares outstanding		300	300	300
Primary and diluted net loss per share under U.S. GAAP (in thousands of SEK)		(1,283)	(425)	(560)

	Note	February 28, 2005	February 29, 2004
Shareholder’s equity under Swedish GAAP		(144)	235
Adjustments:
Goodwill amortization	(a)	32	19
Push down accounting	(b)	570	570
Pensions	(c)	(10)	(5)
Refund from defined contribution pension plan	(d)	54	54
Derivative financial instruments	(e)	1	—
Sale leaseback of real estate	(f)	(31)	(35)
Lease classification	(g)	(21)	(17)
Restructuring	(h)	—	6
Tax effect of U.S. GAAP adjustments		2	(1)
Shareholder’s equity under U.S. GAAP		453	826

Under Swedish GAAP, Concordia’s consolidated statements of cash flow are presented in accordance with the Swedish Financial Accounting Standards Council’s recommendation No. 7, which differs from U.S. Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows,” in the manner in which certain information is presented.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

A reconciliation of Concordia’s operating, investing and financing activities, classified in accordance with U.S. GAAP, from the amounts shown in the Swedish GAAP cash flow statement, are as follows:

	Note	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Cash flows provided by (used in) operating activities, Swedish GAAP		(98)	24	(66)
Lease classification	(g)	12	12	12
Cash flows provided by (used in) operating activities, U.S. GAAP		(86)	36	(54)
Cash flows used in investing activities, Swedish GAAP		(63)	(11)	(136)
Restricted cash	19	(51)	—	—
Cash flows used in investing activities, U.S. GAAP		(114)	(11)	(136)
Cash flows provided by (used in) financing activities, Swedish GAAP		(8)	152	(95)
Lease classification	(g)	(12)	(12)	(12)
Cash flows provided by (used in) financing activities, U.S. GAAP		(20)	140	(107)
Net increase (decrease) in cash and bank balances		(220)	165	(297)

There were no significant non-cash investing or financing activities during either of the three years presented above other than that Concordia entered into capital leases resulting in the recognition of capitalized vehicle costs and related capital lease obligations of SEK 4 for the year ended February 28, 2005, SEK 1 million for the year ended February 29, 2004 and SEK 37 million for the year ended February 28, 2003.

(a)   Goodwill amortization

For Swedish GAAP, Concordia amortizes goodwill balances based on their estimated economic lives and assesses the balances for impairment whenever there is an indicator that the assets may be impaired. Effective March 1, 2002, Concordia adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” for U.S. GAAP purposes. SFAS No. 142 requires goodwill to no longer be amortized, but instead be tested for impairment upon adoption of SFAS No. 142, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized. Prior to adopting SFAS No. 142, for U.S. GAAP purposes, Concordia amortized goodwill balances over their estimated economic lives, not to exceed 20 years, and assessed the balances for impairment whenever events or changes in circumstances indicated that the carrying amounts may not be recoverable.

Upon the adoption of SFAS No. 142, the transition provisions of SFAS No. 141, “Business Combinations,” also became effective requiring, in certain circumstances, the reclassification of amounts between recognized goodwill and other intangibles relating to previous business combinations. The

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

transition provisions of SFAS No. 141 did not affect any of Concordia’s previously reported goodwill under U.S. GAAP.

Under SFAS No. 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. Concordia’s measurement of fair value is based on an evaluation of both future discounted cash flows, consistent with those utilized in Concordia’s annual planning process, and public company trading multiples. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

Upon adoption of SFAS No. 142, Concordia performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, no impairment charges were recognized at the date of adoption. Subsequent annual impairment tests are performed, at a minimum, on goodwill in conjunction with Concordia’s annual planning process. No impairments were recorded under U.S. GAAP as a result of the annual impairment tests.

(b)   Push-down accounting

A greater amount of goodwill is recorded under U.S. GAAP compared to Swedish GAAP. The greater amount of goodwill for U.S. GAAP purposes is primarily a result of the fact that approximately SEK 680 million of goodwill, which was created when Concordia’s shareholder acquired Concordia on January 14, 2000, was not required to be pushed down to the financial statements of Concordia in accordance with Swedish GAAP. U.S. GAAP requires such goodwill be pushed down since Concordia became wholly owned by one shareholder as a result of the acquisition. That greater amount of goodwill was amortized under U.S. GAAP until February 28, 2002 at which time amortization was ceased as described in (a) above.

(c)    Pensions

Both Swedish GAAP and U.S. GAAP have the same objective, which is the accrual for the projected cost of providing such pension benefits. There are certain differences with U.S. GAAP being more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Concordia has pension arrangements under two defined benefit plans for its employees in Norway and one defined benefit plan for retired employees in Sweden.

Concordia’s defined benefit pension plan for Swedish retirees is unfunded and has 568 plan participants at February 28, 2005.

Prior to January 1, 2004, Concordia offered two defined benefit pension plans to employees in Norway. One of the plans was for employees who begin work with Concordia before the age of 58 years. Such plan is funded and has 528 plan participants at February 28, 2005. The plan assets are invested in a combination of equity securities, government guaranteed bonds, real estate and other high-grade

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

long-term investments. The other plan was for employees who begin work at the age of 58 years or later. Such plan is not funded and includes 424 plan participants at February 28, 2005. Beginning January 1, 2004, the two defined benefit plans were closed to new enrollments. Instead, new employees must enroll in SBC’s defined contribution plan.

The amounts computed in accordance with U.S. GAAP as shown below relate to the defined benefit pension plans described previously:

	2005	2004	2003
Change in benefit obligation:
Benefit obligation beginning of the year	192	196	191
Service cost	5	4	6
Interest cost	10	11	13
Actuarial (gains) losses	(6)	(1)	1
Benefits paid	(15)	(16)	(15)
Other	8	(2)	—
Benefit obligation end of the year	194	192	196
Change in plan assets:
Fair value of plan assets at the beginning of the year	116	116	112
Actual return on plan assets	7	7	8
Employer contributions	4	4	11
Benefits paid	(9)	(6)	(15)
Other	9	(5)	—
Fair value of plan assets at the end of the year	127	116	116
Funded status	(67)	(76)	(80)
Unrecognized net actuarial loss	9	14	9
Accrued benefit obligation	(58)	(62)	(71)
Components of net pension cost:
Service cost	5	4	6
Interest cost	10	11	13
Expected return on plan assets	(7)	(7)	(8)
Amortization of net actuarial gain	—	—	(1)
Social charges	1	—	1
Net pension cost	9	8	11
Weighted-average assumptions at year end:
Discount rates	5.3-6.5%	5.5-7.0%	5.5-7.0%
Expected return on plan assets	5.5%	6.0%	7.0%
Rate of compensation increases	3.3%	3.0%	3.0%
Inflation rates	2.0%	2.0%	2.0%

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

A reconciliation of the above disclosures, which are combined for Concordia’s three defined benefit plans, to the amounts recorded in the balance sheet is as follows:

	February 28, 2005	February 29, 2004
Norwegian plan with net prepaid pension asset	9	11
Norwegian plan with net pension obligation	(15)	(16)
Swedish plan with net pension obligation	(52)	(57)
Additional liability under US GAAP	(9)	—
Net accrued pension benefit obligation	(67)	(62)

In regards to the plans having a net pension obligation, the following is the funded status of those plans on a combined basis, before consideration of unrecognized items:

	February 28, 2005	February 29, 2004
Accumulated benefit obligation	(194)	(192)
Fair value of plan assets	127	116
Funded status	(67)	(76)

For other active employees the entities in the Swebus group have individual plans or participate in plans administered outside Concordia. These pension plans are generally non-contributory for the employees and cover substantially all of Swebus employees.

Concordia recognized additional liability of SEK 19 million as of February 28, 2005.  Such amount represented the excess of the difference between the accumulated benefit obligation of SEK 194 million and the fair value of plan assets of SEK 127 million, and the recorded liability under Swedish GAAP of SEK 48 million.

(d)   Refund from defined contribution pension plan

Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for purposes of both Swedish GAAP and U.S. GAAP. In 1998, the plan administrator (“SPP”) announced a significant surplus in the plan and that the surplus would be refunded to plan participants. In 1999, the plan administrator announced how much each employer would receive. In 2000, actual payment terms were announced, which include an initial cash refund based on a formula (which resulted in a refund of 20% of the calculated share of surplus for many companies) with the remainder applied as a credit against future premiums or potentially transferred to another entity. Until the surplus was refunded to participating companies, it was the legal property of the pension plan. Under Swedish GAAP, the refund was recognized as an asset as part of the net assets of which were acquired by its shareholder on January 14, 2000. Such accounting treatment differs from the accounting treatment under U.S. GAAP, where any refunds under a defined contribution plan are recognized as income in the period when the refund can actually be utilized. Thus, under U.S. GAAP, no asset for this refund was recognized in connection with the acquisition of Concordia by its shareholder. As of February 28, 2002, Concordia had received the full amount of the refund in cash and, consequently, had recognized the amount in income under U.S. GAAP.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

(e)    Financial instruments

Derivative Financial Instruments:

Concordia uses financial instruments to manage risks associated with interest rate exposure on variable rate debt, fuel price risk and foreign currency exposure associated with Euro-denominated debt. These financial instruments include interest rate swaps, fixed price fuel contracts and foreign currency contracts.

Under Swedish GAAP, hedge accounting is used as long as a hedge is considered effective and then the fair value of the hedge instrument is held off balance sheet. The net settlement of the instrument is recorded on the same line as the expense from the hedge exposure.

U.S. GAAP requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. U.S. GAAP requires that changes in a derivative’s fair value be recognized currently in earnings unless specific criteria are met to account for such financial instruments as hedges. Concordia accounts for changes in the fair value of all its derivative financial instruments through income as it has not chosen to designate any of the derivative instruments as hedges for U.S. GAAP purposes.

Fair Values of Financial Instruments

The carrying amounts of Concordia’s categories of financial fixed assets, accounts and other current receivables, cash and cash balances approximated their respective fair values at February 28, 2005 and February 28, 2004. Similarly, the carrying amounts of Concordia’s categories of non-current liabilities and current liabilities approximated their respective fair values at February 28, 2005 and February 29, 2004.

The fair values of derivative financial instruments held by Concordia at February 28, 2005 are included in Note 28. In certain circumstances, the fair values of the derivatives financial instruments are not recorded for Swedish GAAP reporting purposes. However, for U.S. GAAP reporting purposes, the carrying amounts of all derivative financial instruments are equal to their fair values as stated above.

(f)    Sale-leaseback of real estate

Under Swedish GAAP, a gain incurred in connection with a sale-leaseback transaction where the criteria for a financial lease transaction is not fulfilled and where the transaction is based on fair value should be recognized in the period when the sales transaction has been consummated. Under U.S. GAAP, any gain on a sale-leaseback transaction where a majority of the assets are retained by the seller must be deferred and recognized over the life of the lease, if a capital lease, or in proportion to gross rentals if an operating lease.

In periods prior to March 1, 2002, Concordia sold properties and simultaneously leased them back. Under Swedish GAAP, Concordia recorded immediate net gains related to these sale-leaseback transactions in its statement of operations. Under U.S. GAAP, the net gains related to these transactions were deferred and are being amortized in relation to the lease agreement.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

(g)    Lease classification

Under Swedish GAAP, leases are reported in the consolidated financial statements as capital leases if the lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits generally associated with ownership. If this is not the case, the lease is reported as an operating lease and the lease payments are expensed as incurred.

Under U.S. GAAP, specific criteria are used to determine whether a lease is a capital lease. Specifically, a capital lease is one where either the minimum payments are in excess of 90% of the fair market value, the leased assets or the lease term is equal to or greater than 75% of the estimated economic life of the property, the lease contains a bargain purchase option, or the lease transfers ownership of the property to the lessee at the end of the lease term.

Certain of Concordia’s leases, that resulted from the sale-leaseback transactions entered into by Concordia as described in (f), are capital leases for U.S. GAAP purposes and operating leases for Swedish GAAP purposes.

At February 28, 2005 a total of SEK 21 has been recorded as an equity difference due to classification of leases, whereof SEK 14 relates to accumulated depreciation (SEK 4 in current year) and the remainder relates to differences between lease payments and interest portion of lease expenses.

(h)   Restructuring

For Swedish GAAP, Concordia recorded a restructuring provision of SEK 6 million at February 29, 2004, relating to one-time, employee termination costs pertaining to the close-down of operations in Gothenburg, Sweden which occurred after February 29, 2004. As the employees continued working for longer than a minimum retention period to receive the termination benefit, the termination costs was deemed to have future benefit under U.S. GAAP. As a result, under U.S. GAAP, the termination costs could not be recognized as a provision at February 29, 2004. Instead, the fair value of the obligation at February 29, 2004 was recognized for U.S. GAAP ratably over the estimated remaining service period of the employees. During the year ended February 28, 2005 the service period for the employees affected by the restructuring came to an end, whereby under Swedish GAAP, actual expenses were matched against the provision.

(i)    Comprehensive loss under U.S. GAAP

The following presents comprehensive loss, defined as changes in the stockholder’s deficit of Concordia as a result of transactions other than those with the owner:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Net loss	(385)	(127)	(168)
Other comprehensive income (loss):
Change in cumulative comprehensive income	—	1	(10)
Change in cumulative translation adjustment	12	0	1
Comprehensive loss	(373)	(126)	(177)

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

(j)    Changes in shareholder’s equity under U.S. GAAP

Shareholder’s Equity
Shareholder’s equity March 1, 2002	1,231
Group contribution to shareholder	(141)
Income tax effect on group contribution to shareholder	39
Change in cumulative translation adjustment	1
Change in cumulative comprehensive income	(10)
Net loss	(168)
Shareholder’s equity February 28, 2003	952
Change in cumulative comprehensive income	1
Net loss	(127)
Shareholder’s equity February 29, 2004	826
Change in cumulative translation adjustment	12
Net loss	(385)
Shareholder’s equity February 28, 2005	453

(k)   New accounting principles for U.S. GAAP

Consolidation of Variable Interest Entities

In December 2003, the U.S. Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, Concordia must consolidate any variable interest entity in which Concordia holds variable interests and is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted during the year ended February 29, 2004, while other portions were required to be adopted during the year ended February 28, 2005 under the transition rules. The adoption of the remaining provisions of FIN 46R during the year ended February 28, 2005 did not have a significant effect Concordia’s consolidated financial position or results of operations reported in accordance with U.S. GAAP.

Revenue Arrangements with Multiple Deliverables

In May 2003, the Emerging Issues Task Force  of the FASB reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into by Concordia on or after March 1, 2004. The adoption of the EITF 00-21 during the year ended February 28, 2005 did not have a significant effect on Concordia’s consolidated financial position or results of operations reported in accordance with U.S. GAAP.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for Concordia in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for U.S. GAAP purposes.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by Concordia on or after March 1, 2006 for U.S. GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Note 33.   Accounts receivable

Accounts receivable and related allowance for doubtful accounts was as follows:

	February 28, 2005	February 29, 2004
Accounts receivable	361	318
Less: Allowance for doubtful accounts	(16)	(8)
Net accounts receivable	345	310

As Concordia’s customers are primarily governmental, Concordia has not experienced significant uncollectibility problems historically. Changes in the allowance for doubtful accounts were as follows:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Allowance for doubtful accounts receivable:
Beginning balance	(8)	(3)	(4)
Additions to allowance charged to expense	(9)	(5)	(2)
Accounts receivable written off against the allowance	1	0	3
Ending balance	(16)	(8)	(3)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Swebus AB

We have audited the accompanying balance sheets of Swebus AB (the “Company”) as of February 28, 2005 and February 29, 2004, and the related statements of operations and cash flows for each of the three years in the period ended February 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Swebus AB as of February 28, 2005 and February 29, 2004, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2005 in conformity with accounting principles generally accepted in Sweden.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the recurring operating losses, stockholder’s capital deficiency, and negative cash flows from operations of both the Company and the Company’s shareholder, combined with the inability of the Company’s shareholder to make certain interest payments on outstanding borrowings and its violations of borrowing covenants, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the financial statements.

Deloitte & Touche AB
Stockholm, Sweden
August 31, 2005

SWEBUS AB STATEMENTS OF OPERATIONS
(all amounts in millions of SEK, except share and per share amounts)

	Note	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Net revenue for bus services		3,441	3,506	3,440
Other operating income		58	72	84
Total revenue	2	3,499	3,578	3,524
Operating expenses
Fuel, tires and other consumables	2	(729)	(688)	(686)
Other external costs	3	(1,142)	(1,090)	(1,058)
Personnel costs	4	(1,906)	(1,984)	(1,933)
Gain (Loss) on sale of fixed assets		(1)	—	—
Depreciation of tangible fixed assets	6,7	(15)	(11)	(10)
Operating loss	2	(294)	(195)	(163)
Interest income from affiliated companies	15	10	56	68
Other interest income and similar items		4	—	—
Interest expense to affiliated companies	15	(84)	(64)	(70)
Other interest expense		(1)	(1)	(1)
Other financial expenses		(1)	(2)	(1)
Loss before income taxes		(366)	(206)	(167)
Income taxes	5	45	42	44
Net loss		(321)	(164)	(123)
Weighted-average number of shares outstanding		3,000	3,000	3,000
Net loss per share (in thousands of SEK)		(107)	(55)	(41)

The accompanying notes are an integral part of these financial statements.

SWEBUS AB BALANCE SHEETS
(all amounts in millions of SEK)

	Note	February 28, 2005	February 29, 2004
ASSETS
Fixed assets
Tangible fixed assets
Leasehold improvements		1	1
Vehicles	6	37	19
Equipment, tools, fixtures and fittings	7	11	15
Total tangible fixed assets		49	35
Financial fixed assets
Receivables due from affiliated companies	15	290	188
Total financial fixed assets		290	188
Total fixed assets		339	223
Current assets
Inventory		24	23
Current receivables and other current assets
Accounts receivable	17	250	243
Receivables due from affiliated companies	15	4	9
Other current receivables		71	75
Accrued income and prepaid expenses	8	124	219
Total receivables and other current assets		449	546
Cash and bank balances	9	131	175
Total current assets		604	744
TOTAL ASSETS		943	967

The accompanying notes are an integral part of these financial statements.

SWEBUS AB BALANCE SHEETS
(all amounts in millions of SEK, except share and per share amounts)

	Note	February 28, 2005	February 29, 2004
SHAREHOLDER’S EQUITY AND LIABILITIES
Shareholder’s equity	10
Restricted equity
Share capital (3,000 shares at par value SEK 100)		0	0
Restricted reserves		0	0
Total restricted equity		0	0
Non-restricted equity
Retained earnings		352	399
Net loss for the year		(321)	(164)
Total non-restricted equity		31	235
Total shareholder’s equity		31	235
Liabilities
Provisions
Provision for pensions and similar commitments		3	4
Provision for loss making contracts		49	62
Other provisions	11	7	6
Total provisions		59	72
Non-current liabilities
Other non-current liabilities	12	3	8
Total non-current liabilities		3	8
Current liabilities
Accounts payable		160	220
Liabilities to affiliated companies		235	—
Other current liabilities		104	109
Accrued expenses and deferred income	13	351	323
Total current liabilities		850	652
TOTAL SHAREHOLDER’S EQUITY AND LIABILITIES		943	967
PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets
Floating charges	14	115	100
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	14	1,176	1,198

The accompanying notes are an integral part of these financial statements.

SWEBUS AB AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
(all amounts in millions of SEK)

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Operating activities
Loss before income taxes	(366)	(206)	(167)
Adjustments for items excluded from cash flows:
Depreciation	15	11	10
Gains / losses on sale of fixed assets	1	—	—
Change in pension liability	(1)	—	—
Change in provision for loss contracts	(13)	46	6
Change in interest receivable	8	(9)	—
Change in interest payable	26	17	(5)
Cash flows used in operating activities before changes in working capital	(330)	(141)	(156)
Change in working capital:
(Increase) decrease in inventory	(1)	3	(6)
(Increase) decrease in current receivables	149	535	202
Increase (decrease) in current liabilities	172	(363)	(53)
Change in working capital	320	175	143
Net cash flows (used in) provided by operating activities	(10)	34	(13)
Investing activities
Investments in tangible fixed assets	(39)	(11)	(7)
Sales of tangible fixed assets	9	—	—
Net cash flows provided by (used in) investing activities	(30)	(11)	(7)
Financing activities
Payments of financial lease obligations	(4)	(3)	(4)
Net cash flows provided by (used in) financing activities	(4)	(3)	(4)
Net (decrease) increase in cash and bank balances	(44)	20	(24)
Cash and bank balances at beginning of year	175	155	179
Cash and bank balances at end of year	131	175	155

The accompanying notes are an integral part of these financial statements.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS
(all amounts in millions of SEK unless otherwise stated)

Note 1.   Organization and accounting principles

Organization

Swebus AB (“Swebus” or the “Company”) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus BV. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

During January 2004, Swebus’ shareholder, Concordia Bus Nordic AB, issued EUR 130 million of 9.125% senior secured notes due August 1, 2009. Concordia Bus Nordic AB pledged its shares in certain of its subsidiaries, including Swebus, as collateral for the senior secured notes, and Swebus, together with other affiliated companies, is a guarantor of the notes. See Note 14.

Accounting Principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendation and statements from the recommendations of the Swedish Accounting Standards Board (“Bokföringshämnden” or “BFN”). Swebus’ accounting policies, as described below, have been applied consistently in all periods presented.

Swebus is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between Swedish GAAP and U.S. GAAP are described in Note 16.

Currency

These financial statements have been prepared in SEK. References to “SEK”, “Swedish krona” or “Swedish kronor” are to Swedish currency.

Revenue recognition

The majority of Swebus’ revenues arise from contracts with local public transportation authorities having contract terms of five to eight years (“CPTA contracts”).

CPTA contracts generally provide Swebus with fixed fee revenue in return for the contracted bus services. Accordingly, all ticket revenues collected by Swebus on such contracts, referred to as gross agreements, are forwarded to the local public transportation authorities, and Swebus receives its fixed fees regardless of the number of passengers transported. Under some contracts, Swebus receives fees from the local transportation authority after providing services. Under other contracts, Swebus receives fees in advance of providing services. Regardless of the timing of receiving the fees from the local public transportation authorities, Swebus recognizes revenue on a straight-line basis over the period of the contract and, accordingly, accrues for earned fee revenue or defers unearned fee revenue as appropriate. Such fixed fees are generally subject to periodic adjustment for certain changes in costs incurred or cost indices. In recognizing the fee revenue over the period of the contract, Swebus records adjustments to the fee revenue during the contract period based on the agreed cost adjustment mechanism contained in the contracts.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Revenues earned by Swebus on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported. Revenues for these contracts are recognized on the date of travel by the passenger.

Revenue also includes rental income, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities is recognized when the product is delivered or the service is performed or, in terms of operating lease revenues, on a straight-line basis over the term of lease.

Where appropriate, revenue amounts are shown net of value-added taxes.

Income Taxes

The total income tax expense of Swebus consists of current and deferred income taxes. Deferred income tax primarily consists of estimated tax on changes in untaxed reserves for the year and the unused portions of income tax loss carry forwards to the extent that these losses can be used in the future as a reduction of future taxable income. The deferred income tax position is calculated using the enacted tax statutory rate.

Depreciation

Annual depreciation and amortization is computed using a straight-line method based on the following percentages:

Leasehold improvements	20-33%
Vehicles	7.15-33%
Equipment, tools, fixtures and fittings	10-33%

Tangible fixed assets

Tangible fixed assets are valued at cost, less accumulated depreciation and impairment charges.

Impairment of tangible fixed assets

Impairment reviews of tangible fixed assets are performed whenever there is an indication of possible impairment. The carrying values of fixed assets are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

Receivables and payables in foreign currencies

Receivables and payables in foreign currencies are valued using the rate as of the balance sheet date. Gains and losses on trade receivables and payables are reported under operating profit (loss). Gains and losses related to other receivables and payables are reported under financial income and expense.

Inventories

Inventories are valued at the lower of cost, using the first in first out method, or market value after provision for obsolescence.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Loss making contracts

A significant portion of Swebus revenues are derived from five to eight- year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. Swebus records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct and indirect costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation. Swebus normally has multiple contracts with the CPTAs (Contract Public Transportation Authority). In most of the cases the different contracts with the same CPTA are closely connected to each other. The contracts share the same resources (staff, equipment, vehicles and premises). Often the contracts also are related for other reasons. Swebus signs several contracts at the same time where some are loss making and some are profit making. In instances where the cash flows from such contracts are interrelated, provisions for loss making contracts are measured by group contracts, however in no instance on a higher level than by CPTA. Swebus also signs contracts to maximize the usage of the capacity in the resources. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

Restructuring

Swebus records provisions for restructuring and related activities only after the detailed formal plan for the restructuring has been formulated and either the implementation commences or the main features of the plan have been announced to those affected by it. Provisions for restructuring include only the direct expenditures arising from the restructuring, which are those that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the enterprise.

Leasing

Leases are classified in the financial statements as either finance leases or operating leases. A finance lease transfers to the lessee the significant economic risks and rewards of ownership. If this is not the case, the lease is an operating lease. For each finance lease, a fixed asset is reported in the balance sheet and a corresponding lease obligation is recorded as a liability. In the statement of operations, the costs of finance leases are reported as depreciation of the carrying value of the fixed asses and interest expense on the lease obligation. For operating leases, no asset or liability is recorded in the balance sheet. In the statement of operations, the periodic rental payments for operating leases are expensed on a straight-line basis.

Cash flow statement

The cash flow statement is derived from the statement of operations and other changes between opening and closing balance sheets. The cash and bank balances in the cash flow statement includes securities, time deposits and other short term deposits.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Segment information

Swebus operates in one segment only, the CPTA business in Sweden.

Note 2.   Operating income and operating expenses

Sales to affiliated companies

Net sales from bus services includes sale to affiliated companies of SEK 21, SEK 24 and SEK 32 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 respectively. Other operating income includes revenues from affiliated companies of SEK 14, SEK 14 and SEK 19 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 respectively. Other operating income mainly relates to the sale of diesel and other income from affiliated companies, including workshop services.

Purchases from affiliated companies

Operating expenses includes purchases from affiliated companies of SEK 348, SEK 353, and SEK 372, respectively, for the years ended February 28, 2005, February 29, 2004, and February 28, 2003. Purchases from affiliated companies included operating lease rental payments of SEK 270, SEK 306, and SEK 314, respectively, for the years ended February 28, 2005, February 29, 2004, and February 28, 2003.

Note 3.   Other external costs

	Year Ended February 28, 2005	Year Ended February 29 2004	Year Ended February 28, 2003
	(amounts in thousands of SEK)
Remuneration and cost compensation to auditors
Deloitte & Touche AB
Audit fees	840	750	741
Other consultancy fees	—	191	749
Total	840	941	1,490

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Audit fees represent the independent auditors examination of the financial statements. The audit fees also represent fees in conjunction with the auditor’s examination of significant decisions, actions taken and circumstances of the Company in order to be able to determine the possible liability to the Company of any Board Member or the Managing Director or whether they have in some other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. All other services provided are included in “other consultancy fees”.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Operating lease fees
Fees paid to affiliated companies	311	306	315
Fees paid to others	323	292	249
Total	634	598	564

Swebus had 1,103 buses under external operating lease agreements at February 28, 2005 compared to 1,049 at February 29, 2004 and 939 at February 28, 2003. Swebus also has nine properties under operational leasing agreements in which it conducts its business. At February 28, 2005, the net present value of future leasing payments for buses was SEK 635 compared to SEK 772 at February 29, 2004 and SEK 833 at February 28, 2003. At February 28, 2005, the net present value of sublease rental payments to be received by Swebus relating to buses was SEK 17 compared to SEK 21 at February 29, 2004 and SEK 35 at February 28, 2003. At February 28, 2005, the net present value of future leasing payments for properties was SEK 46 compared to SEK 52 at February 29, 2004 and SEK 58 at February 28, 2003.

External future lease payments for rentals due calculated at net present value are as follows:

	February 28, 2005	February 29, 2004
Net present value of future lease payments
—Vehicles (Buses)	635	772
—Real estate and other	46	52
Total	681	824

The table below summaries the net present value of the future lease payments for Swebus regarding buses under operational leasing contracts and the expected maturity as of February 28, 2005.

External total future minimum lease payments discounted for each of the periods are as follows:

	Total	Less than a year	1-3 years	4-5 years	After 5 years
—Vehicles (Buses)	635	257	279	91	8
—Real estate and other	46	7	15	17	7
Total	681	264	294	108	15

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

The following is a schedule by years of leasing payments at February 28, 2005 is payable as follows:

Years Ending:
February 28, 2006	311
February 28, 2007	256
February 29, 2008	210
February 28, 2009	177
February 28, 2010	163
Later years	325
Total	1,442

Note 4.   Employees and personnel costs

	Year Ended February 28, 2005	Year Ended February 29 2004	Year Ended February 28, 2003
Average number of employees
Women	705	911	750
Men	4,420	4,856	4,826
Total	5,125	5,767	5,576
Salaries, remunerations and payroll overhead
Salaries and other remunerations to board of directors and managing director(1)	3	3	3
Salaries and other remunerations to other employees	1,328	1,374	1,345
Pension costs to board of directors and managing director(1)	1	2	5
Pension costs to other employees	68	87	79
Other social security costs	456	466	465
Total	1,856	1,932	1,897

(1)          The board of directors and managing director also include the former managing director.

Pension costs refer to payments under Swebus’ defined contribution pension plan

	Year Ended February 28, 2005		Year Ended February 29, 2004		Year Ended February 28, 2003
	Number	There of men	Number	There of men	Number	There of men
Board members and senior management
Members of the board	6	100%	6	100%	6	100%
Managing directors and other senior management	8	88%	10	90%	11	82%

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Information about absence due to illness

Absence due to illness as a percentage of ordinary working hours:

	Year Ended February 28, 2005	Year Ended February 29, 2004
Total absence due to illness	12.5%	12.9%
—absence due to illness—women	17.7%	18.9%
—absence due to illness—men	11.5%	11.8%
—absence due to illness—age up to 29	6.5%	8.2%
—absence due to illness—age 30-49	12.6%	12.7%
—absence due to illness—age over 49	13.2%	13.8%
Share of long-time absence of total absence	75.9%	76.7%

Note 5.   Taxes

	Year Ended February 28, 2005	Year Ended February 29 2004	Year Ended February 28, 2003
Income tax effect on group contribution received	45	48	42
Deferred income tax related to loss making contracts	(4)	11	2
Valuation allowance of deferred income tax asset	4	(17)	—
Total income tax benefit	45	42	44
Difference between statutory income tax rate and effective income tax benefit:
Loss before income taxes	(366)	(206)	(167)
Income tax according to statutory tax rate, 28%	102	58	47
Temporary differences for which deferred income tax assets have not been recorded	(8)	(15)	—
Income tax effect regarding non-deductible items	—	—	(1)
Income tax on losses for which deferred income tax assets have not been recorded	(49)	(1)	(2)
Total income tax benefit	45	42	44

The income tax rate in Sweden is 28%. The taxes are based on the loss before tax with adjustments for non deductible/non-taxable revenues/costs. Swebus AB had unrecorded accumulated tax losses amounting to SEK 188 (SEK 13) as of February 28, 2005, representing SEK 53 (SEK 4) in deferred tax assets. The losses can be used without time limitations. Swebus AB also had unrecorded accumulated temporary tax differences representing deferred tax benefits (assets) of SEK 29 (SEK 21) as of February 28, 2005.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Temporary differences for tax purposes in the balance sheet

Temporary differences exist if the values of assets and liabilities are different for tax purposes than for accounting purposes. Temporary differences have resulted in the following deferred income tax assets:

	February 28, 2005	February 29, 2004
Provision for loss making contracts	14	17
Valuation allowance on receivables	14	2
Tax losses carry forward	53	4
Restructuring Provisions	2	2
Valuation allowance on deferred tax assets	(83)	(25)
Total deferred income tax asset	—	—

Note 6.   Vehicles

	February 28, 2005	February 29, 2004
Accumulated acquisition cost
Beginning balance	27	21
Purchases	37	6
Sales/Disposals	(10)	—
Ending balance	54	27
Accumulated depreciation
Beginning balance	(8)	(3)
Sales/Disposals	1	—
Depreciation for the year	(10)	(5)
Ending balance	(17)	(8)
Net book value, ending balance	37	19

Purchase of vehicles of SEK 0, SEK 1 and SEK 21 were acquired through financial leases during the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively. During the year ended February 29, 2004, Swebus acquired vehicles from an affiliated company in the amount of SEK 4, which was equal to the carrying amount of such vehicles on the financial statements of the affiliated company.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Note 7.   Equipment, tools, fixtures and fittings

	February 28, 2005	February 29, 2004
Accumulated acquisition cost
Beginning balance	125	119
Purchases	2	6
Sales/Disposals	(16)	(0)
Ending balance	111	125
Accumulated depreciation
Beginning balance	(110)	(104)
Sales/Disposals	15	0
Depreciation for the year	(5)	(6)
Ending balance	(100)	(110)
Net book value, ending balance	11	15

Note 8.   Accrued income and prepaid expenses

	February 28, 2005	February 29, 2004
Accrued income and prepaid expenses regarding CPTA	87	158
Other accrued income and prepaid expenses	37	61
Total	124	219

Note 9.   Cash and bank balances

Included in cash and bank balances is the portion of Swebus’ outstanding balance for the group account connected to the Concordia group account, where Swebus’ shareholder is the contracting party with the bank. Of Swebus’ total cash and bank balances, the group account was SEK 125, SEK 170 and SEK 152 at February 28, 2005, February 29, 2004 and February 28, 2003, respectively. A deposit of SEK 6 is restricted cash at February 28, 2005.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Note 10.   Changes in shareholder’s equity

	Share capital	Statutory reserve	Retained earnings (deficit)	Net loss for the year	Total
Balances at March 1, 2002	0	0	447	(158)	289
Disposition of prior year’s net loss	—	—	(158)	158	—
Group contribution received	—	—	151	—	151
Tax effect on group contribution	—	—	(42)	—	(42)
Net loss for the year	—	—	—	(123)	(123)
Balances at February 28, 2003	0	0	398	(123)	275
Disposition of prior year’s net loss	—	—	(123)	123	—
Group contribution received	—	—	172	—	172
Tax effect on group contribution	—	—	(48)	—	(48)
Net loss for the year	—	—	—	(164)	(164)
Balances at February 29, 2004	0	0	399	(164)	235
Disposition of prior year’s net loss	—	—	(164)	164	—
Group contribution received	—	—	162	—	162
Tax effect on group contribution	—	—	(45)	—	(45)
Net loss for the year	—	—	—	(321)	(321)
Balances at February 28, 2005	0	0	352	(321)	31

Note 11.   Other provisions

	February 28, 2005	February 29, 2004
Beginning balance	6	—
Provisions for restructuring	7	6
Provisions reversed against restructuring	(6)	—
Ending balance	7	6

Note 12.   Other non-current liabilities

	February 28, 2005	February 29, 2004
Finance lease obligation
Payment due 1 year	6	5
Payment due 2-5 years	3	8
Total	9	13

During the year ended February 28, 2005, Swebus did not enter into any new finance leasing agreements.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 28, 2005:

Year ending
February 28, 2006	7
February 28, 2007	2
February 29, 2008	1
February 28, 2009	—
February 28, 2010	—
Later years	—
Total minimum gross lease payments	10
Less: Amount representing interest	(1)
Present value of minimum lease payments	9

The leasing fees are based on depreciation according to the annuity method and a floating interest rate. The short-term portion of the finance leasing obligation is classified as other current liabilities.

Note 13.   Accrued expenses and deferred income

	February 28, 2005	February 29, 2004
Accrued expenses and deferred income regarding CPTA	92	109
Accrued employee costs	198	201
Accrued rental charges	2	3
Other accrued expenses and deferred income	59	10
Total	351	323

Note 14.   Pledged assets and contingent liabilities

In January 2004, Swebus’ shareholder, Concordia Bus Nordic AB, issued EUR 130 (SEK 1,198) of 9.125% senior secured notes due August 1, 2009. Concordia Bus Nordic AB pledged its shares in certain of its subsidiaries, including Swebus, as collateral for the senior secured notes, and Swebus, together with other affiliated companies, is a guarantor of the notes. In addition, Swebus has granted a SEK 115 floating charge over Swebus’ non-fixed assets as security for the notes. The floating charge represents a general pledge of Swebus’ assets. The pledge arose from a loan received from Swebus’ shareholder. However, the senior secured notes have first priority over this standing floating charge.

The ability of Concordia Bus Nordic AB to repay the notes and related interest is dependent upon its receipt of sufficient cash flows from its subsidiaries’ underlying operations, including Swebus. The ability to receive such cash flows is subject to certain restrictions under the laws of Sweden. Should Concordia Bus Nordic AB not be able to receive cash flows sufficient to pay the interest and principal on the borrowings when they come due or should Concordia Bus Nordic AB violate the covenants of the borrowing agreement causing the amount to become due immediately, the guarantees and security given by Swebus may be drawn upon by the noteholders which could have an material adverse impact on the financial condition and results of operations of Swebus and, consequently, could impact Swebus’ ability to continue as a going concern.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Absent the restructuring described below, those guarantees and security could be drawn upon by noteholders. Concordia Bus Nordic AB and Concordia Bus AB announced on July 22, 2005 that, with their principal ultimate shareholders, an Ad Hoc Committee of holders of Concordia Bus AB’s €160,000,000 11% senior subordinated notes due February 15, 2010 (the “Parent Notes”) and an informal group of holders of Concordia Bus Nordic AB’s €130,000,000 9.125% senior secured notes due August 1, 2009 had signed a Restructuring Agreement to restructure the Parent Notes and strengthen the balance sheet of the Concordia group of companies. The Restructuring Agreement provides that, among other things, Concordia Bus AB will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in a reduction of the face amount of all the Parent Notes from 100% to 25% and that the holders of Parent Notes who consent to the restructuring will be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed restructuring, subject to a management incentive plan representing a maximum of 5% of the issued ordinary share capital. In connection with the restructuring, Concordia Bus Nordic Holding AB has borrowed €25,000,000, of which €24,055,000 has been contributed to Concordia Bus Nordic AB as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. Concordia Bus AB intends to borrow an additional €45,000,000 pursuant to a Mezzanine Facility it entered into in connection with the restructuring and from which it can draw once the restructuring is completed. Concordia Bus AB intends to contribute approximately €13,000,000 to Concordia Bus Nordic AB, via Concordia, as an equity contribution. The remaining amount is to be used to repay Concordia’s loan of €25,000,000 and to cover restructuring expenses.

Furthermore, as of February 28, 2005 the Board of Directors of Concordia Bus Nordic AB has an outstanding guarantee fulfillment of certain number of Swebus commitments. Concordia Bus Nordic AB’s indirect parent company, Concordia Bus AB, intends to make an indirect equity contribution into Concordia Bus Nordic AB once the ongoing restructuring of Concordia Bus AB’s €160,000,000 11% Senior Subordinated Notes due February 15, 2010 is completed. The management of Swebus is confident that the restructuring will take place and that once it does Concordia Bus Nordic AB will contribute sufficient funds into Swebus to enable it to continue as a going concern.

The consolidated statement of operations for February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Concordia Bus Nordic AB’s costs. These financial statements have been prepared assuming that the restructuring will be consummated and that Concordia Bus AB, Concordia Bus Nordic Holding AB, Concordia Bus Nordic AB and their subsidiaries, including Swebus, will be successful in their initiatives and, consequently, they have been prepared assuming that the guarantees and security provided by Swebus in connection with the senior secured notes will not be drawn upon and Swebus will continue as a going concern. The management of Swebus believes that if the restructuring is consummated Swebus will be able to continue as a going concern because it will reduce the group’s total indebtedness and relieve pressure on Swebus’ cash flow. Furthermore, Swebus and the other subsidiaries of Concordia Bus Nordic AB are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. The group of companies continue to see improvements in compensation levels in new tenders with public transport authorities.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic AB will be in compliance with its covenants associated with its senior secured notes, and (ii) Concordia Bus AB will not become insolvent or bankrupt. If Concordia Bus Nordic AB were to be in breach of one or more of those covenants, and if the lenders so elected, the SEK 1,188 million senior secured notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the senior secured notes following a default, all or part of the leasing contracts covering a significant portion of Concordia Bus Nordic AB’s leases may be terminated at the option of the lessor. This could have a material adverse effect on Swebus’ business.

Note 15.   Related party transactions

Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Swebus. Also, Concordia Bus Nordic AB has provided certain IT-related and management services to Swebus. Fees for management and IT-services charged to Swebus amounted to SEK 37 million, SEK 45 million, and SEK 48 million for years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Swebus does not own any buses. All buses are leased from external parties or internally from companies within the Concordia group. Buses leased internally are leased from Swebus Busco AB. All internal leases are classified as operating leases. Leasing fees charged from Swebus Busco to Swebus amounted to SEK 311, SEK 306 and SEK 315 for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Historically, Swebus has obtained long-term financing from its direct and indirect parent company Concordia Bus AB and Concordia Bus Nordic AB who have external borrowings. Swebus has historically had receivables due from affiliated companies which include certain non-interest bearing trade receivables. Swebus had long-term liabilities payable to affiliated companies of SEK 235 at February 28, 2005, but no liabilities payable to affiliated companies at February 29, 2004. Swebus had long-term receivables due from affiliated companies of SEK 294 (of which SEK 4 was short-term) at February 28, 2005 compared to receivables of SEK 197 (of which SEK 9 was short-term) at February 29, 2004. Interest expense to affiliated companies, net of interest income from affiliated companies was SEK 74, SEK 8, and SEK 2 for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Note 16.   Reconciliation to accounting principles generally accepted in the United States of America

Accounting policies used by the Swebus AB conform with Swedish GAAP which differ in certain significant respects from U.S. GAAP. Below are descriptions of these differences and a reconciliation of net loss, shareholder’s equity and cash flows to U.S. GAAP.

	Note	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Net loss under Swedish GAAP		(321)	(164)	(123)
Adjustments:
Restructuring	(b)	(6)	6	—
Tax effect of U.S. GAAP adjustments		2	(2)	—
Net loss under U.S. GAAP		(325)	(160)	(123)

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

	Note	February 28, 2005	February 29, 2004
Shareholder’s equity under Swedish GAAP		31	235
Adjustments:
Push-down accounting	(a)	459	459
Restructuring	(b)	—	6
Tax effect of U.S. GAAP adjustments		0	(2)
Shareholder’s equity under U.S. GAAP		490	698

There were no significant differences between Swedish GAAP and U.S. GAAP in regards to reporting cash flows from operating, investing and financing activities in the statements of cash flows. There were no significant non-cash investing or financing activities during the years ended February 28, 2005 and February 29, 2004 other than that Swebus entered into capital leases resulting in the recognition of capitalized vehicle costs and related capital lease obligations of SEK 0 for the year ended February 28, 2005 and SEK 21 for the year ended February 29, 2004.

There are no items of other comprehensive income.

(a)          Push-down accounting

Goodwill is recorded under U.S. GAAP whereas no goodwill is recorded for Swedish GAAP. The amount of goodwill for U.S. GAAP purposes is a result of the fact that approximately SEK 550 million of goodwill, which was created when Swebus was acquired together with other affiliated companies on January 14, 2000, was not required to be pushed down to the financial statements of Swebus in accordance with Swedish GAAP. U.S. GAAP requires such goodwill be pushed down since Swebus became wholly owned by one shareholder as a result of the acquisition.

Effective March 1, 2002, Swebus adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” for U.S. GAAP purposes. SFAS No. 142 requires goodwill to no longer be amortized, but instead be tested for impairment upon adoption of SFAS No. 142, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized. Prior to adopting SFAS No. 142, for U.S. GAAP purposes, Swebus amortized goodwill balances over their estimated economic lives, not to exceed twenty years, and assessed the balances for impairment whenever events or changes in circumstances indicated that the carrying amounts may not be recoverable. Since Swebus AB does not have any goodwill recorded under Swedish GAAP, the Swedish GAAP net loss does not include any goodwill amortization. Consequently, there is no adjustment necessary to reverse amortization recorded for Swedish GAAP to derive the net loss under U.S. GAAP.

Upon the adoption of SFAS No. 142, the transition provisions of SFAS No. 141, “Business Combinations,” also became effective requiring, in certain circumstances, the reclassification of amounts between recognized goodwill and other intangibles relating to previous business combinations. The transition provisions of SFAS No. 141 did not affect any of Swebus’ previously reported goodwill under U.S. GAAP.

Under SFAS No. 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

goodwill. Swebus’ measurement of fair value is based on an evaluation of both future discounted cash flows, consistent with those utilized in Swebus’ annual planning process, and public company trading multiples. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

Upon adoption of SFAS No. 142, Swebus performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, no impairment charges were recognized at the date of adoption. Subsequent annual impairment tests are performed, at a minimum, on goodwill in conjunction with Swebus’ annual planning process. No impairments were recorded under U.S. GAAP as a result of the annual impairment tests.

(b)          Restructuring

For Swedish GAAP, Swebus recorded a restructuring provision of SEK 6 million at February 29, 2004, relating to one-time employee termination costs pertaining to the close-down of operations in Gothenburg, Sweden which occurred after February 29, 2004. As the employees continued working for longer than a minimum retention period to receive the termination benefit, the termination costs was deemed to have future benefit under U.S. GAAP. As a result, under U.S. GAAP, the termination costs could not be recognized as a provision at February 29, 2004. Instead, the fair value of the obligation at February 29, 2004 was recognized for U.S. GAAP ratably over the estimated remaining service period of the employees. During the year ended February 28, 2005 this restructuring provision has been dissolved.

(c)           Changes in shareholder’s equity under U.S. GAAP

Shareholder’s Equity
Shareholder’s equity March 1, 2002	748
Group contribution from shareholder	151
Tax effect on group contribution from shareholder	(42)
Net loss	(123)
Shareholder’s equity February 28, 2003	734
Group contribution from shareholder	172
Tax effect on group contribution from shareholder	(48)
Net loss	(160)
Shareholder’s equity February 29, 2004	698
Group contribution from shareholder	162
Tax effect on group contribution from shareholder	(45)
Net loss	(325)
Shareholder’s equity February 28, 2005	490

(d)          New accounting principles for U.S. GAAP

Consolidation of Variable Interest Entities

In December 2003, the U.S. Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,”

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

(“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, Swebus must consolidate any variable interest entity in which Swebus holds variable interests and is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted during the year ended February 29, 2004, while other portions were required to be adopted during the year ended February 28, 2005 under the transition rules. The adoption of the remaining provisions of FIN 46R during the year ended February 28, 2005 did not have a significant effect on Swebus’ financial position or results of operations reported in accordance with U.S. GAAP.

Revenue Arrangements with Multiple Deliverables

In May 2003, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into by Swebus on or after March 1, 2004. The adoption of EITF 00-21 during the year ended February 28, 2005 did not have a significant effect on Swebus’ financial position or results of operations reported in accordance with U.S. GAAP.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for Swebus in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for U.S. GAAP purposes.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by Swebus on or after March 1, 2006 for U.S. GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS (Continued)
(all amounts in millions of SEK unless otherwise stated)

Note 17.   Accounts receivable

Accounts receivable and related allowance for doubtful accounts was as follows:

	February 28, 2005	February 29, 2004
Accounts receivable	265	251
Less: Allowance for doubtful accounts	(15)	(8)
Net accounts receivable	250	243

As Swebus’ customers are primarily governmental, Swebus has not experienced significant uncollectibility problems historically. Changes in the allowance for doubtful accounts were as follows:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Allowance for doubtful accounts receivable:
Beginning balance	(8)	(1)	(4)
Additions to allowance charged to expense	(8)	(7)	1
Accounts receivable written off against the allowance	1	0	2
Ending balance	(15)	(8)	(1)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of IngeniØr M. O. SchØyens Bilcentraler AS

We have audited the accompanying balance sheets of IngeniØr M. O. SchØyens Bilcentraler AS (the “Company”) as of February 28, 2005 and February 29, 2004, and the related statements of operations and cash flows for each of the three years in the period ended February 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IngeniØr M. O. SchØyens Bilcentraler AS as of February 28, 2005 and February 29, 2004, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the recurring operating losses, stockholder’s capital deficiency, and negative cash flows from operations of both the Company and the Company’s shareholder, combined with the inability of the Company’s shareholder to make certain interest payments on outstanding borrowings and its violations of borrowing covenants, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche AS
Oslo, Norway
August 31, 2005

INGENIØR M. O. SCHØYENS BILCENTRALER AS STATEMENTS OF OPERATIONS
(all amounts in thousands of NOK, except share and per share amounts)

	Notes	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
REVENUES		425,434	341,656	379,486
OPERATING COSTS
Employee costs		(228,954)	(189,170)	(221,002)
Depreciation		(24,331)	(20,114)	(40,742)
Operating lease rental expense	4	(39,130)	(41,437)	(45,376)
Gain on sale of tangible fixed assets		1,062	273	8,149
Cost of diesel		(42,541)	(31,364)	(25,805)
Operating costs from affiliated companies	8	(14,648)	(12,801)	(14,707)
Other operating costs	8	(74,287)	(50,753)	(70,605)
TOTAL OPERATING COSTS		(422,829)	(345,366)	(410,088)
OPERATING PROFIT/(LOSS)		2,605	(3,710)	(30,602)
OTHER INCOME AND EXPENSE
Interest income—third party		386	700	2,008
Interest income (expense)—affiliated company	8	(2,123)	920	(708)
Foreign exchange gain (loss)		342	(571)	2,816
Other		(290)	(184)	(1,272)
Other income and expense, net		(1,685)	865	2,844
Loss before income taxes		920	(2,845)	(27,758)
Income tax (expense) benefit	5	(258)	690	7,646
Net loss		662	(2,155)	(20,112)
Weighted-average number of shares outstanding during the year		750	750	750

The accompanying notes are an integral part of these financial statements.

INGENIØR M. O. SCHØYENS BILCENTRALER AS BALANCE SHEETS
(all amounts in thousands of NOK, except share and per share amounts)

	Notes	February 28, 2005	February 29, 2004
ASSETS
Current assets:
Cash and cash equivalents		20,370	17,098
Restricted cash		5,925	8,400
Materials and supplies inventories		5,170	5,000
Accounts receivable, net	2	33,597	20,617
Receivable from affiliated company	8	—	4,433
Prepayments and other accrued income		25,327	18,429
Total Current Assets		90,389	73,977
Non-Current Assets:
Vehicles, net	3	37,387	31,668
Machinery and fixtures, net	3	1,999	2,356
Deferred income tax assets	5	4,763	4,527
Prepaid pension costs	6	9,639	10,013
Goodwill		209,138	209,138
Other financial assets		5	4,005
Total Non-Current Assets		262,931	261,707
TOTAL ASSETS		353,320	335,684
LIABILITIES
Current Liabilities:
Accounts payable		17,447	22,065
Accrued and other current liabilities	7	44,040	41,685
Payable to affiliated company	8	30,395	4,911
Total Current Liabilities		91,882	68,661
Non-Current Liabilities:
Pension obligation	6	15,428	15,259
Provision for loss-making contracts		4,000	10,416
Total Non-Current Liabilities		19,428	25,675
TOTAL LIABILITIES		111,310	94,336
COMMITMENTS AND CONTINGENCIES	4,9	—	—
SHAREHOLDER’S EQUITY
Share capital (750 shares authorized, issued and outstanding at par value NOK 1,000)	10	750	750
Retained earnings	10	241,260	240,598
TOTAL SHAREHOLDER’S EQUITY		242,010	241,348
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		353,320	335,684

The accompanying notes are an integral part of these financial statements.

INGENIØR M. O. SCHØYENS BILCENTRALER AS STATEMENTS OF CASH FLOWS
(all amounts in thousands of NOK)

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	662	(2,155)	(20,112)
Depreciation	24,331	20,114	40,742
Gain of sale tangible fixed assets	(1,062)	(273)	(8,149)
(Increase) decrease in inventories	(170)	1,250	2,178
Increase in accounts receivable	(13,013)	(9,066)	(401)
Increase in allowance for doubtful accounts	33	34	393
Decrease (increase) in short-term receivables from affiliated companies	4,433	3,628	(2,561)
Increase in prepayments and other accrued income	(6,898)	(5,736)	(902)
(Decrease) increase in accounts payable	(4,618)	10,606	1,105
Increase (decrease) in accrued and other current liabilities	2,355	(781)	(10,701)
Decrease (increase) in short-term payables to affiliated companies	(62)	62	—
(Decrease) increase in provision for loss making contracts	(6,416)	(7,124)	4,347
Change in deferred income tax benefit	(236)	(690)	(7,646)
Other changes in current assets and liabilities	4,542	(5,758)	5,183
Net cash provided by operating activities	3,881	4,111	3,476
CASH FLOWS FROM INVESTING ACTIVITIES
Sales of fixed assets	3,845	344	25,335
Purchases of fixed assets	(32,474)	(2,496)	(854)
Net cash (used in) provided by investing activities	(28,629)	(2,152)	24,481
CASH FLOWS FROM FINANCING ACTIVITIES
Collection of long-term receivables	—	—	6,000
Repayment of borrowing from affiliated companies	—	(273)	(36,592)
Borrowing from affiliated companies	25,545	—	—
Change in restricted cash	2,475	1,800	(10,200)
Net cash provided by (used in) used in financing activities	28,020	1,527	(40,792)
Net increase (decrease) in cash and cash equivalents	3,272	3,486	(12,835)
Cash and cash equivalents at the beginning of the year	17,098	13,612	26,447
Cash and cash equivalents at the end of the year	20,370	17,098	13,612
Cash payments for interest	3,057	417	1,791
Cash (refunds) payments for income taxes	(495)	(84)	84

The accompanying notes are an integral part of these financial statements.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS
(All amounts in thousands of NOK unless otherwise stated)

Note 1.   Organization and accounting principles

Organization

Ing M. O. SchØyens Bilcentraler AS (“SBC”) is a Norwegian ordinary limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus BV. The primary operations of SBC consist of providing regular bus services under contract to transit authorities in Norway.

During January 2004, SBC’s shareholder, Concordia Bus Nordic AB, issued EUR 130 million of 9.125% senior secured notes due August 1, 2009.  Concordia Bus Nordic AB pledged its shares in certain of its subsidiaries, including SBC, as collateral for the senior secured notes, and SBC, together with other affiliated companies, is a guarantor of the notes. See Note 9.

Accounting Principles and Policies

The financial statements of SBC have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). SBC’s accounting policies, as described below, have been applied consistently in all periods presented.

Currency

These financial statements have been prepared in NOK. References to “NOK” are to Norwegian currency.

Revenue recognition

The majority of SBC’s revenues arise from contracts with local public transportation authorities having contract terms of five to eight years (“CPTA contracts”).

CPTA contracts generally provide SBC with fixed fee revenue in return for the contracted bus services. Accordingly, all ticket revenues collected by SBC on such contracts, referred to as gross agreements, are forwarded to the local public transportation authorities, and SBC receives its fixed fees regardless of the number of passengers transported. Under some contracts, SBC receives fees from the local transportation authority after providing services. Under other contracts, SBC receives fees in advance of providing services. Regardless of the timing of receiving the fees from the local public transportation authorities, SBC recognizes revenue on a straight-line basis over the period of the contract and, accordingly, accrues for earned fee revenue or defers unearned fee revenue as appropriate. Such fixed fees are generally subject to periodic adjustment for certain changes in costs incurred or cost indices. In recognizing the fee revenue over the period of the contract, SBC records adjustments to the fee revenue during the contract period based on the agreed cost adjustment mechanism contained in the contracts.

Revenues earned by SBC on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported. Revenues for these contracts are recognized on the date of travel by the passenger.

Revenue also includes rental income, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities is recognized when the product is delivered or the service is performed or, in terms of operating lease revenues, on a straight-line basis over the term of lease.

Where appropriate, revenue amounts are shown net of value-added taxes.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Income Taxes

The total income tax expense of SBC consists of current and deferred income taxes. Deferred income tax primarily consists of estimated tax on changes in untaxed reserves for the year and the unused portions of income tax loss carry-forwards to the extent that these losses can be used in the future as a reduction of future taxable income. The deferred income tax position is calculated using the enacted tax statutory rate. Deferred tax assets are reduced to amounts which are deemed to be more likely than not recoverable from future sources of taxable income.

Cost and depreciation of fixed assets

Fixed assets are valued at cost, less accumulated depreciation and impairment charges. Annual depreciation is computed using a straight-line method based over the following estimated useful lives:

Years
Vehicles	10 years
Machinery and fixtures	3-5 years

Impairment of fixed assets

Impairment reviews of tangible fixed assets are performed whenever there is an indication of possible impairment. The carrying values of fixed assets are not considered to be recoverable when the expected cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

Impairment of goodwill

Goodwill was created in SBC when it was acquired together with other affiliated companies on January 14, 2000.

Goodwill is not amortized but is instead tested for impairment annually or more frequently if there are indications that it might be impaired. The goodwill impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of SBC to its carrying value, including goodwill. SBC’s measurement of fair value is based on an evaluation of both future discounted cash flows, consistent with those utilized in SBC’s annual planning process, and public company trading multiples. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of SBC’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

During the years ended February 28, 2005, February 29, 2004 and February 28, 2003, no impairments were recorded as a result of the annual impairment tests. An annual impairment test was performed in March 2005, which showed that the equity value of SBC exceeded the carrying value by SEK 211 million.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Accounts receivable

Accounts receivable are carried at amounts estimated to be collectible. Allowance for doubtful receivables are based on individual valuations of the accounts receivables.

Receivables and payables in foreign currencies

Receivables and payables in foreign currencies are valued using the rate as of the balance sheet date. Gains and losses on trade receivables and payables are reported under operating profit (loss). Gains and losses related to other receivables and payables are reported under financial income and expense.

Inventories

Inventories are valued at the lower of cost, using the first in first out method, or market value after provision for obsolescence.

Loss making contracts

A significant portion of SBC’s revenues are derived from five to eight- year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. SBC records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct and indirect costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation. SBC Bus normally has multiple contracts with the CPTAs (Contract Public Transportation Authority). In most of the cases the different contracts with the same CPTA are closely connected to each other. The contracts share the same resources (staff, equipment, vehicles and premises). Often the contracts also are related for other reasons. SBC sign several contracts at the same time where some are loss making and some are profit making. In instances where the cash flows from such contracts are interrelated, provisions for loss making contracts are measured by group contracts, however in no instance on a higher level than by CPTA. SBC also sign contracts to maximize the usage of the capacity in the resources. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

Leasing

Leases are classified in the financial statements as either capital leases or operating leases. A capital lease transfers to SBC the significant economic risks and rewards of ownership. If this is not the case, the lease is an operating lease for SBC. For each capital lease, a fixed asset is reported in the balance sheet and a corresponding lease obligation is recorded as a liability. In the statement of operations, the costs of capital leases are reported as depreciation of the carrying value of the fixed asses and interest expense on the lease obligation. For operating leases, no asset or liability is recorded in the balance sheet. In the statement of operations, the periodic rental payments for operating leases are expensed on a straight-line basis.

During the years ended February 28, 2005, February 29, 2005, February 29, 2004 and February 28, 2003, all of SBC’s leases were operating leases.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Cash and cash equivalents

The cash flow statement is derived from the statement of operations and other changes between opening and closing balance sheets. The cash and bank balances in the cash flow statement include bank deposits, securities and time deposits, all of these have original maturities of three month or less, if not stated.

Restricted Cash

Restricted cash relates to taxes collected to be remitted to taxing authorities. An equal amount is recorded as a liability due to the taxing authorities.

Use of estimates

The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair values of financial instruments

The carrying values of SBC’s financial instruments do not vary significantly from their fair values.

Segment information

SBC operates mainly in one segment, the CPTA business in Norway.

Net loss per share

Net loss per share is computed by dividing the annual net loss by the weighted-average number of shares outstanding during the year. There are no dilutive share equivalents outstanding during any of the periods presented and, thus, diluted net loss per share is equal to the basic net loss per share.

New accounting policies

Consolidation of Variable Interest Entities

In December 2003, the U.S. Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, SBC must consolidate any variable interest entity in which SBC holds variable interests and is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted during the year ended February 29, 2004, while other portions were required to be adopted during the year ended February 28, 2005 under the transition rules. The adoption of the remaining provisions of FIN 46R during the year ended February 28, 2005 did not have a significant effect on SBC’s financial position or results of operations reported in accordance with U.S. GAAP.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Revenue Arrangements with Multiple Deliverables

In May 2003, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into by SBC on or after March 1, 2004. The adoption of the EITF 00-21 during the year ended February 28, 2005 did not have a significant effect on SBC’s financial position or results of operations reported in accordance with U.S. GAAP.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non-monetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for SBC in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for U.S. GAAP purposes.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by SBC on or after March 1, 2006 for U.S. GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Note 2.   Accounts receivable

Accounts receivable and related allowance for doubtful accounts was as follows:

	February 28, 2005	February 29, 2004
Accounts receivable	34,184	21,171
Less: Allowance for doubtful accounts	(587)	(554)
Net accounts receivable	33,597	20,617

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

As SBC’s customers are all governmental, SBC has not experienced significant uncollectibility problems historically. Changes in the allowance for doubtful accounts were as follows:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Allowance for doubtful accounts receivable
Beginning balance	(554)	(520)	(127)
Additions to allowance charged to expense	(49)	(45)	(447)
Accounts receivable written off against the allowance	16	11	54
Ending balance	(587)	(554)	(520)

Note 3.   Fixed assets

Fixed assets and related accumulated depreciation was as follows:

	February 28, 2005	February 29, 2004
Vehicles	133,145	140,839
Less: Accumulated depreciation	(95,758)	(109,171)
Net book value	37,387	31,668
Machinery and fixtures	17,088	16,308
Less: Accumulated depreciation	(15,089)	(13,952)
Net book value	1,999	2,356

Note 4.   Operating leases

As of February 28, 2005, SBC was leasing 161 buses from unrelated third parties, and also real estate from an affiliated company (see Note 8). The estimated future annual rental payments under the non-cancelable operating leases are as follows as of February 28, 2005:

Estimated lease rentals
Years ending February 28/29
2006	23,666
2007	16,312
2008	12,764
2009	8,499
2010	2,657
2011	0
Total	63,898

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Note 5.   Income taxes

The following is a reconciliation of the difference between the expected income tax, based on the statutory rate of 28%, and the actual effective income tax:

	Year ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Expected income tax (expense) benefit at statutory rate (28%)	(256)	797	7,772
Non-deductible expenses	(2)	(107)	(126)
Actual income tax benefit	(258)	690	7,646

The following are the components of the net deferred income tax asset recorded in the balance sheets:

	February 28, 2005	February 29, 2004
Pension obligation	1,621	1,469
Provisions for loss-making contracts	1,120	2,916
Depreciation	1,858	(1,361)
Tax loss carry-forwards	—	1,348
Other	164	155
Deferred income tax asset, net	4,763	4,527

Tax losses and other tax assets can be used without time limitations. Gross amount of tax losses carried forward amounted to NOK 0 and NOK 4,814 as of February 28, 2005 and February 29, 2004 respectively.

The following are the components of the income tax (expense) benefit recorded in the statements of operations:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Current income tax expense	(494)	—	—
Utilised tax loss carry forwards	(1,348)	(289)	(616)
Change in other deferred income tax assets	1,584	979	8,262
Income tax (expense) benefit	(258)	690	7,646

Note 6.   Pension obligations and costs

Prior to January 1, 2004, SBC offered two defined benefit pension plans to company employees.

One of the plans was for employees who begin work with SBC before the age of 58 years. Such plan is funded and has 528 plan participants at February 28, 2005. The plan assets are invested in a combination of equity securities, government guaranteed bonds, real estate and other high-grade long-term investments.

The other plan was for employees who begin work at the age of 58 years or later. Such plan is not funded and includes 424 plan participants at February 28, 2005.

Beginning January 1, 2004, the two defined benefit plans were closed to new enrollments. Instead, new employees must enroll in SBC’s defined contribution plan.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

For the defined benefit plans, an actuarial valuation is carried out annually as of year-end. The valuations for 2005 and 2004 were based on the following actuarial assumptions:

	2005	2004
Assumptions as of February 28/29
Discount rate	6.5%	7.0%
Rate of compensation increase	3.3%	3.0%
Expected pension increase	2.5%	2.5%
Adjustment to the social security base	3.0%	3.0%
Expected return on plan assets	5.5%	6.0%

The “Social Security Base” relates to the Norwegian governments’ regulation of public pension agreements.

The net periodic pension expense is included in employee costs in the statements of operations and is comprised of the following components:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Service cost	4,235	4,071	4,038
Interest cost	7,322	8,085	8,114
Expected return on plan assets	(6,548)	(6,714)	(6,983)
Amortization of net actuarial (gain) loss	861	1,357	789
Social security tax	1,790	—	—
Net periodic pension cost	7,660	6,799	5,958

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

The changes in the benefit obligation and plan assets, as well as the funded status and recorded balances were as follows as of and for the years ended February 28, 2005 and February 29, 2004:

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	142,712	124,574
Service cost	4,322	4,071
Interest cost	7,322	8,085
Actuarial (gain) loss	(7,828)	(14,371)
Benefits paid	(8,389)	(8,389)
Other	661	(—)
Benefit obligation at end of year	138,800	142,712
Change in plan assets
Fair value of plan assets at beginning of year	110,401	97,065
Actual return on plan assets	6,548	6,714
Employer contribution	3,496	4,498
Benefits paid	(5,635)	(5,393)
Other	1,200	7,517
Fair value of plan assets at end of year	116,010	110,401
Reconciliation of Funded Status to amount recognized in the Statement of Financial Position
Funded status	(22,704)	(32,311)
Unrecognized net loss	16,915	27,065
Net accrued benefit obligation	(5,789)	(5,246)

A reconciliation of the above disclosures, which are combined for SBC’s two plans, to the amounts recorded in the balance sheets is as follows:

	February 28, 2005	February 29, 2004
Plan with net prepaid pension asset—funded plan	9,639	10,013
Plan with net pension obligation—unfunded plan	(15,428)	(15,259)
Net accrued pension benefit obligation	(5,789)	(5,246)

In regards to the plan having a net pension obligation, the following is the funded status of that plan, before consideration of unrecognized items:

	February 28, 2005	February 29, 2004
Accumulated unfunded pension obligations before unrecognized items	(20,504)	(17,795)

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Note 7.   Accrued and other current liabilities

Accrued and other current liabilities were comprised of the following:

	February 28, 2005	February 29, 2004
Payroll taxes withheld from employees	8,119	8,416
Accrued social security taxes	7,163	6,493
Accrued salaries and holiday pay	26,477	23,311
Unearned income from customers	1,122	362
Other current liabilities	1,159	3,103
Total	44,040	41,685

Note 8.   Transactions with affiliated companies and employees

As SBC is a wholly-owned subsidiary of a larger group of companies (see Note 1), SBC has certain transactions with companies in the larger group of companies (“affiliates”).  Such transactions primarily involve lending/borrowings, management fees, real estate rental, and guarantees and pledges made by SBC in regards to the debt of affiliated companies.

SBC’s statements of operations include the following transactions with affiliates:

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Transactions included in other operating costs:
Management fees	2,319	744	2,313
Operating lease rental expense	11,329	12,057	12,394
Total	13,648	12,801	14,707
Transactions included in interest income (expenses)—affiliated companies:
Revenue from SBC guarantee to the benefit of affiliates	828	815	812
Interest income	28	497	233
Interest expense	(2,979)	(392)	(1,753)
Total	(2,123)	920	(708)

The real estate rental has been based on estimated market value. Rentals are paid in advance by SBC and SBC receives interest on such advance. Interest received on such advances was NOK 134 for 2005 and NOK 224 for 2004.

See Note 9 for details regarding the guarantees and securities granted by SBC to affiliated companies.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

SBC’s balance sheets include the following balances with affiliates:

	February 28, 2005	February 29, 2004
Short-term receivable from affiliate	—	4,433
Short-term payable to affiliate	(30,395)	(4,911)
Net receivable from (payable to) affiliated company	(30,395)	(478)

The long-term payable balances with affiliates accrued interest at an average rate of 9.125% during the year ended February 28, 2005 and 6% during the years ended February 28, 2004. The short-term receivables and payables are not interest bearing.

SBC also had NOK 708 in receivables due from employees as of February 28, 2005 and NOK 725 as of February 29, 2004.

Note 9.   Commitments and contingencies

During January 2004, SBC’s shareholder, Concordia Bus Nordic AB, issued EUR 130 million of 9.125% senior secured notes due August 1, 2009.  Concordia Bus Nordic AB pledged its shares in certain of its subsidiaries, including SBC, as collateral for the senior secured notes, and SBC, together with other affiliated companies, is a guarantor of the notes. In addition, SBC has pledged, as security for the notes, its receivables, machinery and equipment, inventory, bank accounts, and all of its owned buses.

The ability of Concordia Bus Nordic AB to repay the notes and related interest is dependent upon its receipt of sufficient cash flows from its subsidiaries’ underlying operations, including SBC. The ability to receive such cash flows is subject to certain restrictions under the law of Norway. Should Concordia Bus Nordic AB not be able to receive cash flows sufficient to pay the interest and principal on the borrowings when they come due or should Concordia Bus Nordic AB violate the covenants of the borrowing agreement causing the amount to become due immediately, the guarantees and pledges given by SBC may be drawn upon by the noteholders which could have an material adverse impact on the financial condition and results of operations of SBC and, consequently, could impact SBC’s ability to continue as a going concern.

Absent the restructuring described below, those guarantees and security could be drawn upon by noteholders. Concordia Bus Nordic AB and Concordia Bus AB announced on July 22, 2005 that, with their principal ultimate shareholders, an Ad Hoc Committee of holders of Concordia Bus AB’s €160,000,000 11% senior subordinated notes due February 15, 2010 (the “Parent Notes”) and an informal group of holders of Concordia Bus Nordic AB’s €130,000,000 9.125% senior secured notes due August 1, 2009 had signed a Restructuring Agreement to restructure the Parent Notes and strengthen the balance sheet of the Concordia group of companies. The Restructuring Agreement provides that, among other things, Concordia Bus AB will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in a reduction of the face amount of all the Parent Notes from 100% to 25% and that the holders of Parent Notes who consent to the restructuring will be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed restructuring, subject to a management incentive plan representing a maximum of 5% of the issued ordinary share capital. In connection with the restructuring, Concordia Bus Nordic Holding AB has borrowed €25,000,000, of which €24,055,000 has

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

been contributed to Concordia Bus Nordic AB as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. Concordia Bus AB intends to borrow an additional €45,000,000 pursuant to a Mezzanine Facility it entered into in connection with the restructuring and from which it can draw once the restructuring is completed. Concordia Bus AB intends to contribute approximately €13,000,000 to Concordia Bus Nordic AB, via Concordia, as an equity contribution. The remaining amount is to be used to repay Concordia’s loan of €25,000,000 and to cover restructuring expenses.

Furthermore, as of February 28, 2005 SBC has experienced recurring operating losses. Concordia Bus Nordic AB’s indirect parent company, Concordia Bus AB, intends to make an indirect equity contribution into Concordia Bus Nordic AB once the ongoing restructuring of Concordia Bus AB’s €160,000,000 11% Senior Subordinated Notes due February 15, 2010 is completed. The management of SBC is confident that the restructuring will take place and that once it does Concordia Bus Nordic AB will contribute sufficient funds into SBC to enable it to continue as a going concern.

The consolidated statements of operations for February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Concordia Bus Nordic AB’s costs. These financial statements have been prepared assuming that the restructuring will be consummated and that Concordia Bus AB, Concordia Bus Nordic Holding AB, Concordia Bus Nordic AB and their subsidiaries, including SBC, will be successful in their initiatives and, consequently, they have been prepared assuming that the guarantees and security provided by SBC in connection with the senior secured notes will not be drawn upon and SBC will continue as a going concern. The management of SBC believes that if the restructuring is consummated SBC will be able to continue as a going concern because it will reduce the group’s total indebtedness and relieve pressure on SBC’ cash flow. Furthermore, SBC and the other subsidiaries of Concordia Bus Nordic AB are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing.

These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic AB will be in compliance with its covenants associated with its senior secured notes, and (ii) Concordia Bus AB will not become insolvent or bankrupt. If Concordia Bus Nordic AB were to be in breach of one or more of those covenants, and if the lenders so elected, the SEK 1,188 million senior secured notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the senior secured notes following a default, all or part of the leasing contracts covering a significant portion of Concordia Bus Nordic AB’s leases may be terminated at the option of the lessor. This could have a material adverse effect on SBC’s business.

INGENIØR M. O. SCHØYENS BILCENTRALER AS NOTES TO FINANCIAL STATEMENTS (Continued)
(All amounts in thousands of NOK unless otherwise stated)

Note 10.   Changes in shareholder’s equity

	Share Capital	Retained earnings	Total Shareholder’s Equity
Balance at March 1, 2002	750	262,865	263,615
Net loss for the year	—	(20,112)	(20,112)
Balance at February 28, 2003	750	242,752	243,502
Net loss for the year	—	(2,155)	(2,155)
Balance at February 29, 2004	750	240,598	241,348
Net income for the year	—	662	662
Balance at February 28, 2005	750	241,260	242,010