Form 20-F
period 2006-12-31
Concordia Bus Nordic AB
filed 2007-05-16
CIK 1291823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

000-22828 Commission file number

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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

160,000 shares of Common Stock as of December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐      No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐      No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                Accelerated filer ☐                Non-accelerated  filer ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐      No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒            Item 18 ☐

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

SUMMARY

Unless otherwise stated in this prospectus or unless the context otherwise requires, references to “Concordia”, “we,” or “our” are to Concordia Bus Nordic AB and, as the context may require, its subsidiaries [; references to “our indirect Parent” are to Concordia Bus AB (publ) and, as the context may require, its subsidiaries; references to “our direct Parent” or “the Parent Guarantor” are to Concordia Bus Nordic Holding AB and, as the context may require, its subsidiaries; references to “Swebus” are to Swebus AB; references to “Concordia Finland” are to Concordia Bus Finland Oy Ab; references to “SBC” are to Ingeniør M.O. Schøyens Bilcentraler AS; references to “SG” or the “Schøyen Group” are to Schøyen Group; and references to “Bus Holdings” are to Bus Holdings S.a.r.l.]

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

CONCORDIA BUS NORDIC HOLDING AB

SELECTED CONSOLIDATED FINANCIAL DATA

(SEK in millions, except per share amount and ratios)

	As of and for the year ended February 28,	As of and for the year ended February 28,	As of and for the year ended February 29,	As of and for the year ended February 28,	As of and for the year ended February 28,
	2006	2005	2004	2003	2002

Statement of Operations
Net revenue	4,683	4,812	4,761	4,758	4,226
Operating expenses (f)	(4,671)	(4,722)	(4,544)	(4,505)	(3,999)
Gain (loss) on sale of fixed assets	6	4	6	(4)	20
Depreciation; amortization and Write-downs	(300)	(350)	(331)	(372)	(362)
Operating profit (loss)	(282)	(256)	(108)	(123)	(115)
Financial income and expense, net(a)	(274)	(141)	(146)	(105)	(104)
Income taxes	(1)	1	83	49	46
Net profit (loss)	(557)	(396)	(171)	(179)	(173)
Net profit (loss) per share (in thousands of SEK)	(1,855)	(1,320)	(572)	(596)	(577)
Balance Sheet Data
Total fixed assets	1,321	1,514	1,827	2,127	2,321
Of which: buses	1,041	1,228	1,491	1,793	1,971
Total current assets	879	772	1,024	757	1,035
Total assets	2,200	2,286	2,851	2,884	3,356
Share capital	0	0	0	0	0
Total shareholder’s equity	(350)	(144)	235	412	692
Total provisions	62	104	146	198	269
Total non-current liabilities	1,509	1,188	1,216	858	1,652
Total current liabilities	979	1,138	1,254	1,416	743
Total debt	1,501	1,488	1,589	1,497	1,691
Of which: Subordinated Shareholder Loan, net(b)	271	292	368	494	631
Of which: senior debt(c)	1,230	1,196	1,221	1,003	1,060
US GAAP:
Net loss	(535)	(385)	(127)	(168)	(188)

	As of and for the year ended February 28,	As of and for the year ended February 28,	As of and for the year ended February 29,	As of and for the year ended February 28,	As of and for the year ended February 28,
	2006	2005	2004	2003	2002
Basic and diluted loss per share (in thousands of SEK)	(1,793)	(1,283)	(425)	(560)	(626)
Total assets	2,446	3,006	3,561	3,579	4,041
Shareholder’s equity, end of year	267	453	826	952	1,231
Cash Flow Data
Cash flow from operations	(257)	(99)	24	(66)	39

Cash flow from investing activities	(74)	(63)	(11)	(136)	274
Cash flow from financing activities	345	(8)	152	(95)	(78)
Total capital expenditures	134	112	32	216	43
Of which: capital expenditures on buses	123	100	15	182	21
Other Financial Data
Net present value of operating leases(d)	1,059	875	957	1,003	748
Ratio of earnings to fixed charges under Swedish GAAP(e)	—	—	0.0x	—	—
Ratio of earnings to fixed charges under US GAAP(e)	—	—	0.3x	—	—

(a)           Includes financing costs and other financial charges and unrealized exchange rate gains and losses on loans denominated in foreign currency.  The net foreign currency exchange gains and losses represented SEK 3 million for the year ended February 28, 2002, SEK 4 million for the year ended February 28, 2003, SEK (7) million for the year ended February 29, 2004, SEK 19 million for the year ended February 28, 2005 and SEK (46) million for the year ended February 28, 2006.

(b)           The Subordinated Shareholder Loan (defined below), net, reflects the combination of the net balance of the initial subordinated loan of SEK 501 million and aggregate group contributions received by Bus from Holding and its subsidiaries in exchange for tax losses from Bus and cash payments from Holding to Bus relating to servicing the €160,000,000 11.0% Senior Subordinated Notes due 2010 issued by Bus.  For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness—Subordinated Shareholder Loan from Holding.”

(c)           Total senior debt includes long term senior debt and the short-term portion of long term senior debt to third parties including obligations under financial lease arrangements but excluding the Subordinated Shareholder Loan.  Holding believes that total senior debt is a useful supplement to total debt and other balance sheet data as it indicates the amount of debt Holding owes which ranked pari passu with the €130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued by Concordia on January 22, 2004.

(d)           Net present value of operating leases represents the net present value of future minimum lease payments for vehicles, real estate and certain other leased assets under operating lease arrangements.

(e)           Ratio of earnings to fixed charges is expressed as net income before taxation plus fixed charges (interest expenses, amortization of financing fees and the interest component of operating leases) divided by fixed charges.  Earnings were inadequate to cover fixed charges by SEK 219 million under Swedish GAAP and by SEK 228 million under US GAAP for the year ended February 28, 2002.  For the year ended February 28, 2003 earnings were inadequate to cover fixed charges by SEK 228 million under Swedish GAAP and SEK 226 million under US GAAP.  For the year ended February 29, 2004 earnings were inadequate to cover fixed charges by SEK 254 million under Swedish GAAP and SEK 198 million under US GAAP.  For the year ended February 28, 2005 earnings were inadequate to cover fixed charges by SEK 397 million under Swedish GAAP and SEK 389 under US GAAP.  See Exhibit 12.1 to this annual report.

(f)            Operating expenses

	As of and for the year ended February 28,	As of and for the year ended February 28,	As of and for the year ended February 29,	As of and for the year ended February 28,	As of and for the year ended February 28,
	2006	2005	2004	2003	2002
	SEK	SEK	SEK	SEK	SEK
Fuel, tires and other consumables	(1,113)	(989)	(929)	(919)	(805)
Other external costs	(1,049)	(1,127)	(1,004)]	(989)	(854)
Personnel costs	(2,509)	(2,606)	(2,611)	(2,597)	(2,340)
Operating expenses	(4,671)	(4,722)	(4,544)	(4,505)	(3,999)

The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Swedish Krona against the US dollar based upon the noon buying rate in the City of New York for cable transfers in Swedish Krona as announced by the Federal Reserve Bank of New York for customs purposes (the “SEK Noon Buying Rate”).  We provide these rates for your convenience only, and they are not the rates of exchange we used to prepare our consolidated financial statements used elsewhere in this annual report.  We are not representing that Swedish Krona amounts have been or would be converted into U.S. dollars at any of the exchange rates indicated.  The SEK Noon Buying Rate expressed in US dollars as of August 26, 2005 was $[•]

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

Concordia is a holding company.  Our principal asset is our investment in our subsidiaries.  We conduct no business or operations except through direct and indirect subsidiaries.  Our ability to service our indebtedness, including the €130,000,000 9.125% Senior Secured Notes due August 1, 2009 (the “Senior Notes”), and our indebtedness to Bus of approximately SEK 271 million is entirely dependent upon the receipt of funds from our subsidiaries by means of dividends, interest, intercompany loans or otherwise.  The ability of our subsidiaries to make those funds available to us is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  We cannot assure you that our subsidiaries will be in a position to make funds available to us.  Although the indenture related to the Senior Notes limits the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to us, such limitations are subject to a number of significant qualifications.  Also, according to Swedish law, our subsidiaries may only pay dividends to us to the extent that they have distributable earnings.   Their failure to have such distributable earnings in the future could have a material adverse effect on our financial condition.

To service our debt, we will require a significant amount of cash.  If our subsidiaries do not generate sufficient cash, our parent companies may default on our respective debt which could have a material adverse effect on our business.

Our ability to make payments on and to refinance our debt, including the Senior Notes, will depend on our subsidiaries’ ability to generate cash in the future and our subsidiaries’ ability to generate distributable earnings or other funds available for that purpose.  For the year ended February 28, 2006 we spent €11.9 million to service our debt.  Our subsidiaries ability to generate cash is, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We sustained operating losses of SEK 282 million for the year ended February 28, 2006, 256 million for the year ended February 28, 2005 and SEK 108 million for the year ended February 29, 2004  We sustained net losses of SEK 557 million for the year ended February 28, 2006, 396 million for the year ended February 28, 2005 and SEK 171 million for the year ended February 29, 2004.

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

We expect that Holding and Bus will seek to cause us to make funds available for interest payments in connection with their indebtedness.  The making of such distributions to our parent companies could have a material adverse effect on all results of operations or financial condition.

We are a wholly owned indirect subsidiary of Bus.  The terms of the Parent Notes require Bus to make semi-annual interest payments which, in fiscal 2005, on an annualized basis equaled €17.6 million.  Bus did not make its last payment and in connection with the restructuring expects that the Parent Notes will be converted into common shares representing 97.5% of the common equity in Bus and that the remainder will be reduced to 25% of their face value.  In connection with that restructuring Holding has borrowed €25,000,000 to pay for the expenses of the restructuring and Bus intends to borrow an additional €45,000,000 (together, the “Mezzanine Facility”) of which approximately €13,000,000 Bus intends to contribute to us, via Holding, as an equity contribution.  A portion of the net proceeds received from the issuance of the Parent Notes was loaned to us by Bus pursuant to a subordinated intercompany loan (the “Subordinated Shareholder Loan”) and which bears interest at a rate of 11% and matures on February 14, 2010 and which, in connection with the restructuring, was transferred to Holding.  As of February 28, 2005 the outstanding balance of the Subordinated Shareholder Loan is approximately SEK €  167,000,000.  Holding will have to make interest payments of approximately €[•] million in connection with its borrowing until it is repaid with the proceeds of the Mezzanine Facility and Bus will have to make substantial and greater interest payments once it had drawn down the Mezzanine Facility.  The terms of the Senior Notes permit us to make distributions to our parent companies, whether in the form of dividends, distributions, advances or otherwise for the purpose of making these semi-annual interest payments.  To the extent allowed by Swedish law, we intend to make such distributions to our parent companies via dividends, by making interest payments on the Subordinated Shareholder Loan and the Mezzanine Facility, or by repaying the principal on the Subordinated Shareholder Loan accordingly to Swedish law, we can only pay dividends to our parent companies to the extent we have distributable earnings.

Our substantial leverage could adversely affect our ability to run our business.

We have now and will continue to have a significant amount of debt.  As of February 28, 2006, our total consolidated debt was approximately SEK 1,517 million, of which total consolidated senior debt was approximately SEK 1,230 million and our shareholders deficit was SEK (350) million.  We also have substantial payment obligations under our operating leases.  The present value of future lease payments for our operating leases February 28, 2006, was SEK 1,059million, SEK 875 million as of February 28, 2005 and SEK 957 million as of February 29, 2004.

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

In the year ended February 28, 2006, our contracts with local public transportation authorities comprise approximately 88% of our revenue.  In Sweden, Norway and Finland, we operate under 104, 10 and 37 contracts, respectively, with the largest contract accounting for 6.2% of our net revenue and the top 25 contracts accounting for approximately 55% of total revenue in the year ended February 28, 2006. These contracts usually have a five to eight year term.  Local public transportation authorities conduct a competitive bidding process for each contract shortly before it terminates and the most important criteria for determining the success of the bid is usually price.  See “Business—Sweden—Tendering Procedures” for a discussion of the competitive bidding process in Sweden.  If we fail to continue to renew our local public transportation authorities contracts, our revenues will be adversely affected as our older local public transportation authorities contracts expire.  This may affect our ability to satisfy our obligations under the Senior Notes.

If we do not retain or gain local public transportation authority contracts, we may not benefit from the option to renew existing operating lease agreements at a lower cost.

As of February 28, 2006, we have entered into operating leasing arrangements for 1,569 of our 3,397 buses.  The contracts under which these buses are leased are classified as operating leases which means that no carrying values are recorded on our balance sheet.  The term of any given lease is established to match as far as possible with the duration of the underlying contract with the local public transportation authority, generally five to eight years.

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

Local public transportation authorities contracts provide for a fee to be paid to us in return for providing bus operations for the routes and schedules described in the contracts.  The amount of the fee to be paid each year is adjusted annually based on an index, or on several indices, that is intended to compensate for changes in our costs.  Historically, contracts with local public transportation authorities, which produce a substantial portion of Swebus’ revenues in Sweden, have contained cost indices primarily based on consumer price indices.

While, as tendered contracts expire and new contracts are tendered, it is now becoming increasingly common to include either (i) a price adjustment index which reflects bus industry costs, or (ii) a combination of a consumer price index, a labor cost index and a diesel fuel price index, there can be no assurance this trend will continue.  Should price adjustment indices contained in our future local public transportation authorities contracts fail to reflect our actual cost structure, changes in our costs that are not reflected in the indices included in these contracts could adversely affect our operating margins.

The local public transportation authorities rely on government subsidies.  Removal of these subsidies could drive down local public transportation authorities’ contract fees.

In Sweden and Norway, management believes that approximately 50% and 40%, respectively, of fees to bus operating companies paid by local public transportation authorities under local public transportation authorities contracts in fiscal 2006 were funded by government subsidies (as opposed to bus ticket revenues).  See “Business—Sweden—Contractual Public Bus Transportation Service” for a discussion of these subsidies.  Many European countries have sought to reduce subsidies in recent years.  Should Sweden more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts.  A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

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

The respective companies acts and insolvency and reorganization laws of Sweden, Norway and Finland apply to Concordia and its operating subsidiaries.  Under these regimes, if losses reduce the equity of these entities or any of their subsidiaries

(including Concordia itself on a stand alone rather than a consolidated basis) to an amount less than 50% of its registered share capital, or (in Norway only) if the equity becomes inadequate compared to the risks and the size of its business, the directors of such entity would be obligated by law to convene a general shareholders meeting to resolve to liquidate such entity unless the directors were able to balance the amount of such equity and the registered share capital (in Sweden, within eight months of such meeting, and in Finland, within twelve months of such meeting) by (1) increasing the equity in an amount sufficient to achieve such balance and, in the Norwegian scheme, to ensure that its equity becomes adequate compared to the risks and the size of its business, or (2) reducing the share capital to pay off losses in an amount sufficient to achieve such balance. Due to these requirements, Concordia Finland converted portions of its shareholder loan from Concordia into a subordinated loan in July 2001, in February 2003, 2004, 2005 and 2006 and also in July 2005. In February 2006, Swebus and Swebus Busco received a capital contribution from Concordia Bus Nordic. In addition, if we are not successful in our cost-cutting initiatives and our losses continue, this may cause our equity to decrease sufficiently to require an equity increase or share capital reduction as described above.  If we are unable to procure such an equity increase or share capital reduction, it would have an adverse effect on our ability to continue presenting our financial statements under the assumption that we are a going concern.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Critical Accounting Policies—Going concern matters.”  In addition, if we are not successful in our cost-cutting initiatives and our losses continue, this may cause our equity to decrease sufficiently to require an equity increase or share capital reduction as described above.  If we are unable to procure such an equity increase or share capital reduction, it would have an adverse effect on our ability to continue presenting our financial statements under the assumption that we are a going concern.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Critical Accounting Policies—Going concern matters.”

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

Personnel costs constituted approximately 55% of our total operating expenses (excluding depreciation and amortization) in the year ended February 28, 2006.  Our bus drivers and most of our other employees are unionized.  Concordia’s operations could be adversely affected in the event that it were not able to reach agreement with any labor union representing Concordia’s employees or by an agreement with a labor union representing Concordia’s employees that contains terms that would prevent Concordia from competing effectively with other bus transportation companies.  As in most labor intensive industries, strikes, work stoppages and other organized labor activities could also have significant adverse effects on operating and financial results.  In the fiscal year 2005, an industry wide strike in Finland interfered with the operations of our Finnish operating company for several days.

Fluctuation in price and availability of diesel fuel could hurt our business.

Significant changes in fuel availability or costs would materially impact our business.  Diesel fuel availability and prices are affected by a number of factors, including environmental legislation and global economic and political developments, over which we have little to no control.  In addition, our costs are affected by annual increases in fuel taxes, which are largely offset by compensation from indexation.  In the event of a shortage in diesel fuel supply resulting from a disruption of oil imports, reduction in production or otherwise, we could face higher diesel fuel prices or the curtailment of scheduled diesel fuel deliveries.  Notwithstanding our hedging arrangements, in the year ended February 28, 2006, our total cost of diesel fuel averaged SEK 7.03 per liter.  For a further discussion of our response to fluctuations in prices or a decrease in fuel availability, including our hedging policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk.”

Variations in exchange rates may affect our performance.

SBC, which comprised approximately 8% of our revenue in the year ended February 28, 2005, prepares its financial statements in, and its functional currency is, Norwegian Kroner.  In preparing our consolidated financial statements, we translate SBC’s financial statements into Swedish Kronor at each fiscal year end.  Consequently, our results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and Norwegian Kroner.

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

Further, we are also exposed to currency fluctuations on loans, primarily as a result of having to make interest and principal payments in euro on the Senior Notes.  We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates.  While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the euro.  Our parent companies also face currency fluctuation risks on the Mezzanine Facility.

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

On July 22, 2005, Concordia Bus Nordic AB and Concordia Bus AB gave notice that they had entered into an agreement with an ad hoc committee which represents not less than 75% of the bond holders in Concordia Bus AB’s bond loan, an informal group which represents the majority of the bond holders in Concordia Bus Nordic’s bond loan and the owners of Concordia Bus AB regarding the reorganization of Concordia Bus AB.  According to the agreement, the bond holders have waived the entire loan of Euro 160 million, including accrued interest, in exchange for shares in Concordia Bus AB corresponding to 97.5% of the share capital.  The reorganization was carried out on October 4, 2005.  In connection with the reorganization, Concordia Bus received a loan of Euro 45 million in order to cover the reorganization costs and strengthen liquidity in the group.  In connection with the annual accounts, the subsidiaries, Swebus AB and Swebus Busco AB, have received equity through a shareholder’s contribution from Concordia Bus Nordic Holding totaling SEK 800 million, in order to strengthen their equity.

B.            Business Overview

We provide public bus transportation services in Sweden, Norway and Finland, operating through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively.  We also provide express bus and coach hire services.  In Sweden, we currently operate 2,766 buses, and are the largest operator through Swebus, with an estimated market share of approximately 29% of the public bus transportation market (measured by the number of buses in operation).  This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA.  In Norway, SBC currently operates approximately 343 buses and has an estimated 16% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities.  This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA.  In Finland, Concordia Finland currently operates 288 buses and is the second largest operator in the greater Helsinki area with a market share of 25%.  This market share data has been calculated based on the relative numbers of contract kilometers.  This information is made available at each tendering.

For the year ended February 28, 2006, we had net revenue of SEK 4,683 million.  We sustained operating losses of SEK 282 million for the year ended February 28, 2006, 256 million for the year ended February 28, 2005 and SEK 108 million for the year ended February 29, 2004  We sustained net losses of SEK 557 million for the year ended February 28, 2006, 396 million for the year ended February 28, 2005 and SEK 171 million for the year ended February 29, 2004.

General

Our core business is providing bus services to local public transportation authorities in Sweden, Norway and Finland.  In our markets, the substantial majority of bus transportation services are provided under long-term contracts (generally five to eight year terms) with local public transportation authorities, according to which the bus operator provides services for a specific set of bus routes for fixed annual fees (subject to periodic adjustments based on price indices) which we refer to as “gross agreements.”  These contracts provide us with steady revenue streams because we receive a fixed annual amount from the respective public transportation authorities rather than relying on passenger ticket receipts.  Certain contracts, called “net agreements,” include passenger numbers as part of their pricing.  Public transportation authorities have shown an excellent record of payment and have in the past rarely faced bankruptcy or insolvency.  In the year ended February 28, 2006, we derived approximately 88% of our revenue from a combination of gross agreements and net agreements in Sweden, Norway and Finland.  We operate under approximately 150 contracts with local public transportation authorities, the largest of which accounted for only 6.2% of our net revenue in the year ended February 28, 2006.  The top 25 contracts accounted for approximately 55% of net revenue in the year ended February 28, 2006.

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

Sweden

General

As of February 28, 2006, we operated 2,766 buses in three bus transportation markets in Sweden:

•              contractual public bus transportation;

•              express bus services (scheduled intercity or long distance bus services); and

•              coach hire services.

Contractual public bus transportation services operated 2,597 buses, express bus services 99 buses and coach hire services in Sweden operated 70 buses.  Our Swedish operations generated revenue of SEK 3,877 million for the year ended February 28, 2006.

Contractual Public Bus Transportation Service

As of February 28, 2006, we were operating 2,597 buses under 104 public bus transportation contracts with local public transport authorities.

As of February 28, 2006, we had a market share of approximately 29% (in terms of number of buses) of the Swedish contractual public bus transportation market.  This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA.  We have a relatively even distribution of our contract portfolio in terms of revenue among the southern, eastern and western regions of Sweden.  Due to the economics of the bus industry in the northern region of Sweden, we have a smaller presence in this region.  We intend to focus on areas of high urban concentration and to review our contract portfolio critically with regard to smaller, less profitable contracts, particularly those relating to areas of relatively low population density.

The greater city area of Stockholm, together with Värmland, Uppland and Västra Götaland, are our most important markets, and collectively account for approximately 65% of our total revenue in Sweden.

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

Prior to 1989, public transportation contracts were not subject to competitive tendering procedures and operators typically monopolized a particular public authority’s geographical area of responsibility.  In 1989, Sweden began requiring, subject to specific exceptions, local public transport authorities purchasing bus services to conduct competitive tender procedures.  This deregulation and the resulting price competition led to a reduction in contract prices by an estimated 20% to 30% in real terms in the decade after competitive tendering requirements were introduced in 1989.  During this period, the underlying costs for bus operators increased significantly due to increases in vehicle and diesel fuel taxes and diesel fuel costs.  Although operators are compensated based on a consumer price index which takes fuel costs into account, overall, in recent years, this index has not risen sufficiently despite the increase in the component based on fuel costs to reflect the increase in our costs.  Therefore, operators have not been compensated in a manner allowing them to cover their increased costs fully.  This trend led to consolidation in the industry and begun to produce a more favorable pricing environment.  As a result, commencing in 1998 and to a greater extent in 2000 through 2005, we have renewed contracts at higher prices.

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

Contracts

acts, other than contracts for school bus transportation, are generally for five to eight year terms, although many have recently provided for the extension of the term.  In some cases, there are options which may be exercised by either Swebus or the local transportation authority, but other options are exercisable only by the local transportation authority.  Extension options exercisable only by the local transportation authorities generally provide for one or two year extensions.

The various criteria set forth in the bid information package, as described in the heading “Tendering Procedures” in this section, become part of the contracts.  Bus operators must then seek to comply with these requirements as efficiently as possible.  In isolated cases, there are provisions that an incoming operator must purchase used buses from the outgoing operator.

Public transportation contracts in Sweden usually provide for fixed fees to be paid to the operator in return for the contracted bus services, which fees are subject to monthly, quarterly, semi-annual or annual fee adjustments intended to account for changes in costs incurred.  At present, contracts with local public transportation authorities that produce a substantial portion of Swebus’ revenues in Sweden contain cost indices which reflect bus industry costs or an index which contains a labor or fuel cost component.  Although management believes that Swebus’ indices matches bus operation industry costs more closely than in the past, there can be no assurance the indices will cover 100% of cost increases.  See the subheading “Risk Factors—Risks Related to the Company—If indices in our contracts do not reflect our cost increases, our business could be adversely affected.”

Over 90% of the public transport contracts subject to competitive bidding are gross agreements, which means the operator receives a fixed amount (usually per vehicle kilometer) for operating the routes and there is no direct financial benefit to the operator for increasing passenger volumes.  The local public transportation authorities retain all ticketing revenues and set the fares.

Express Bus Services

We operate an extensive network of express bus services under the trade name “Swebus Express” which operates under a separate legal entity called “Swebus Express AB” and provides public long distance transportation.  In the year ended February 28, 2006, we employed approximately 99 buses on a full time basis for express bus services in Sweden. We operate with daily and weekend services throughout Sweden, as well as international routes between Oslo —Copenhagen, Stockholm-Copenhagen and Stockholm-Oslo. Our express buses covered in aggregate approximately 369,000 kilometers per week during the year ending February 28, 2006, and transported more than 2.8 million passengers last year.

For the year ended February 28, 2006, express bus services in Sweden had total revenue of SEK 365 million.  Providing an extensive national network and a seamless mode of transport between a large numbers of destinations has become Swebus’ main competitive advantage.  Swebus Express sells tickets via Internet, as well as in advance through ticket agencies. If you buy a ticket 24 h before the departure everyone will get a discount. Swebus Express also sells tickets on the buses but at a higher price.

Swebus’ policy is to provide coaches for any passengers who want to travel and arrive at the applicable embarkation points at scheduled departure times.  We do not allocate particular seats for passengers.  We offer discounts for children, students and pensioners as well as for all passengers who can plan a trip and buy the tickets by advance booking.  Management believes that the increase in the amount of pensioner traveling on Swebus Express reflects pensioners’ growing demand for inexpensive flexible scheduled travel.

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

Coach Hire Services

We also operate a coach hire service under the name “Interbus,” which operates under a separate legal entity called “Interbus AB.”  The coach hire market involves providing chartered bus services, as well as daily and weekend excursions, sightseeing tours and special events.  Interbus operates a coach hire service business in the Stockholm, Gothenburg and Malmö areas.  As of February 28, 2005, Interbus operated approximately 70 full-time coaches and additional express buses as needed.

For the year ended February 28, 2006, we had total third party revenue of SEK 138 million from coach hire services in Sweden.  The Swedish coach hire market is concentrated primarily in densely populated areas, such as Stockholm, Gothenburg and Malmö.  The customer base for the coach hire market is diverse, ranging from small groups organizing private outings to organizers of major sporting events.  The business FO-resor, which was acquired the year before in order to provide package tours for both groups and individuals, had a positive development and contributed to the third party revenue for this year with SEK 22 million.

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

Competition in the Swedish Bus Transportation Market

Contractual Public Bus Transportation

Deregulation has changed the nature of competition in the Swedish bus industry.  Over the past several years, the Swedish contractual public bus transportation market has experienced intense price competition.  In this competitive pricing environment benefited, large companies with advantages of economies of scale have enjoyed expansion at the expense of relatively inefficient larger carriers (including operators owned by the local public transport authorities) and smaller bus operators.  As a result of this competition there are currently three large private bus operators.

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

In rural markets, in the northern and southern region of Sweden, large bus companies face stiff competition from small, privately owned local operators, who have formed into loose cooperative ventures in which bus fleets are pooled and who can operate very flexible schedules and are not heavily unionized.  These factors, combined with the lower levels of operations in northern areas that do not benefit large scale operators, allow these smaller operators to bid for services at prices that are often not economically viable for larger operators such as Swebus.

In general, we believe that we face more competition on tenders that require fewer than 50 buses, as there are more operators capable of servicing such requirements.  In the tenders for larger contracts, such as in the major cities, there are generally five operators tendering.

Express Bus Services

The express bus market in Sweden is fully open to competition and is highly fragmented.  In the year ending February 28, 2006, we had more than 50% market share of the Swedish express bus service market, as measured by kilometers served, according to the SLTF.  We operate 99 buses in this market.  The next largest operator is Säfflebussen, which operates primarily between Gothenburg and Stockholm and to Oslo.  Säfflebussen has a market share exceeding 20%, according to the SLTF.  This market share data has been calculated based on the share of total number of buses.

The third largest operator is Svenska Buss, which is a joint venture among seven privately owned bus companies and operates primarily in the south of Sweden.  Svenska Buss has a market share of about 10% and operates primarily between Stockholm and several northern cities.

Coach Hire Services

The coach hire market is fully open to competition, and is more fragmented than the contractual public bus transportation market.  While we dedicate approximately 70 buses to coach hire services, the market is characterized primarily by small to medium sized operators.  The medium sized operators typically have between 10 and 20 buses.  The small operators are usually private companies operating up to four buses, where the owners of the buses both drive and maintain the buses themselves.  The small operators are cost efficient and highly competitive, but cannot bid for larger contracts due to their limited resources.  Within the bus industry, the coach hire market is the segment that is most sensitive to general economic conditions, as tourism and attendance of special events are more directly affected by economic conditions than the basic transportation requirements provided by public contractual bus operators.  Nevertheless, we have been able to adjust the scale of our coach hire operations, so that our operating margins in this segment have been less volatile than revenues in times of downturns.

Insurance

Swebus carries the following types of insurance:  general legal and product liability, property and business travel insurance.  We generally self-insure with respect to ordinary course damage to our bus fleet.  Swebus believes that it carries types and levels of insurance that are consistent with the types and levels carried by other major bus operating companies in

Europe.  Swebus does not carry business interruption insurance, but this is common for many European businesses, particularly those (like Swebus) in which the risk of major interruption of business is small.

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

Legal Proceedings

Swebus has a claim on the CPTA in Stockholm regarding compensation for unfair indexes in some of the contracts, starting from the year 2001.  The CPTA has rejected the claim and the case will be solved in the city court in Stockholm.

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

Norway

Contractual Public Bus Transportation***

SBC is the seventh largest bus operator in Norway, with 345 buses and a market share in southeastern Norway of 20%, based on results of competitive tenders.  This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA.  SBC’s operations generated revenue of SEK 398 million (SEK 466 million) for the year ended February 28, 2006.

SBC operates principally in the contractual public bus transportation sector in the counties of Hedmark, Oppland, Akershus and Østfold in Southeastern Norway. All contracts are won in competitive tendering. In addition SBC operates a minor number of buses in the city of Oslo, which will be terminated by August 2006, due to ending of the contract. SBC chose not to bid for this tender because of non-competitive tender conditions set up by the CPTA.

In 2006, management estimates that the Norwegian market for contractual public bus transportation employed approximately 7,000 buses and amounted to NOK 8.9 billion (SEK 9.9 billion).  There are 19 local public transport authorities in Norway each of which is responsible for public bus transportation in one or more of Norway’s 18 counties and a number of cities. The city of Oslo has a stand-alone status outside the counties in Norway and therefore technically is both a municipality and a county.

Regulation

The administration of public transportation in Norway for a particular region or city is delegated to the relevant local public transportation authorities, which are responsible for planning, pricing and coordinating public transport within their geographical area.  Local public transport authorities in Norway may subject bus service procurement to a competitive bidding process, but are not required by law to do so.  As of February 28, 2006, only 11 of the 19 local public transport authorities in Norway had opted to use competitive bidding methods as their means of distributing public transportation contracts.  SBC expects, however, that further local public transport authorities will follow suit because of the significant cost savings associated with putting a contract up for competitive tender.  If competitive bidding is not used, bus operators negotiate with local public transport authorities to provide exclusive service for specific routes for specified periods (up to ten years).  Bus operators are aware that if they do not offer competitive prices, the authorities will open bidding either in a formal tendering process or by simply requesting competitors to approach them with offers.  The threat of competitive bidding has also increased the bargaining power of the public authorities and caused prices to decrease.  The level of public subsidies varies largely from province to province in Norway, and management estimates that the average level of subsidies in Norway is approximately 40%.  SBC believes that the general trend is that the level of subsidies is generally decreasing.  For further information relating to subsidies, see the subheading “Risk Factors—Risks Related to the Company—The local public transport authorities rely on government subsidies.  Removal of these subsidies could drive down local public transportation authorities’ contract fees.”

Competition

In Norway, the public transportation market has begun to experience developments similar to those that have occurred in Sweden.  These developments include price competition and consolidation.  Nevertheless, the Norwegian bus industry remains fragmented with approximately 227 bus companies operating a total of approximately 7,600 buses in 2006.  Almost 60% of Norwegian bus operators had fleets averaging fewer than ten buses.  In contrast to Sweden, competitive bidding is not prevalent and has instead been used for smaller contracts to obtain a “signal price,” which is then used as a target for renegotiating the entire contract portfolio.

SBC is a major operator in Southeastern Norway.  On a national level, both Nettbuss AS (owned by Norges Statsbaner BA, the state railway operator) and Norgesbuss AS have significantly larger fleets than SBC, but neither of them are dominant in any single region.

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

Drivers and Other Personnel

For the year ended February 28, 2006, SBC had an average of 486 full-time employees.

Nearly all of SBC’s employees are represented by unions under the terms of industry-wide collective bargaining agreements.  All union agreements are renegotiated every two years.  The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on March 31, 2008.

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

Finland

Contractual Public Bus Transportation

We operate a Finnish public bus transportation business through our principal subsidiary in Finland, Concordia Bus Finland.  Concordia Bus Finland is a major bus operator in Finland with 274 buses in operation as of February 28, 2006, and approximately 28 public bus transportation contracts with local public transport authorities.  Our Finnish operations generated revenue of EUR 43,6 million for the year ended February 28, 2006.  Concordia Bus Finland operates only in the Finnish contractual public bus transportation sector in the greater Helsinki area in the cities of Helsinki, Vantaa and Espoo, and does not offer either express bus or coach hire services.

Management estimates that in 2005, the Finnish bus market employed approximately 8,800 buses and included approximately 400 operators.  The Finnish bus market is well developed in both rural and urban areas.  Finland’s geography and low population density make bus transportation very competitively priced as compared to railway services.  Additionally, the passenger railway network is centered on Helsinki and is being reduced in rural areas.  This situation provides an advantage to bus operators because they can offer bus passengers the possibility to make more convenient cross country trips than on the railways.

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

Regulation

As in Sweden, the administration of public transportation in Finland for a particular region is the responsibility of the local transportation authority.  In greater Helsinki and Turku, public transportation authorities have opened their local public transportation contracts to competitive bidding.  In 1994, the Helsinki Metropolitan Area Council (commonly known as the YTV), which is the authority that regulates inter region public transport traffic between the three cities of Helsinki, Espoo, and Vantaa, was the first to initiate competitive bidding in Finland.  Although the YTV and the public transport authorities regulating public transport traffic within the cities of Helsinki, Espoo, Vantaa and Turku represent the only regions currently open to competition, the EU directives concerning public procurement, along with the prospect of cost savings for local authorities, is expected to increase the number of regions open to competitive bidding.  Concordia Bus Finland expects an increase in the number of regions subject to competitive tendering in the near future.

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

Contracts and Contract Tendering

In the YTV region, and other areas in which competitive bidding has been instituted, the contract structure and bidding and procurement procedures closely resembles that of the local public transportation authorities contracts in Sweden described in the subheading “Sweden—Tendering Procedures” and “Sweden—Contracts” in this section.  Typically, the public transportation contracts have five year terms and under these contracts all ticket revenues are forwarded to the local public transportation authorities and the operator receives fixed fees.  The compensation is adjusted periodically by reference to an index intended to cover cost items that relate to the bus transportation industry such as drivers’ wages, cost of buses and fuel.

Drivers and Other Personnel

For the year ended February 28, 2006, Concordia Bus Finland had an average of 645 employees.

All of Concordia Bus Finland’s employees are represented by unions under the terms of industry-wide collective bargaining agreements.  The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on February 1, 2008.

Concordia Bus Finland considers its relations with its employees and the unions to be good.  See “Risk Factors—Risks Related to the Company—Our employees are heavily unionized.  Bargaining power and strikes can hurt our business.”

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

In addition, the public transportation contracts entered into with various public entities in the Helsinki area provide that the buses have to fulfill, certain technical and other requirements.

Legal Proceedings

Concordia Bus Finland is not currently involved in on-going legal proceedings.

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

We have entered into operating lease agreements to finance a portion of our bus fleet.  As of February 28, 2006, 1,571 of our 3,397 buses were financed through operating lease arrangements.  The net present value of outstanding obligations for buses as of February 28, 2006, was SEK 1,020 million (the net present value of our outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 39 million).

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

We centralize our fuel purchases in order to benefit from bulk purchases.  We obtain most of our diesel fuel requirements from a single major petroleum company in the Nordic region.  In the year ended February 28, 2006, we used approximately 97 million litres of diesel fuel.  Our contract with this supplier currently ends June 30, 2006, but will automatically renew for two years unless notice is provided by either party three months prior to the end date.  The price is based on the prevailing spot price for diesel fuel at the time of purchase.  In addition, we hedge a portion of our diesel fuel purchases.

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

C.            Organizational Structure

The following chart sets forth the corporate structure of Concordia.

CHART

(a)           Pursuant to an intercompany loan agreement entered into on February 28, 2002, as amended and restated on January 16, 2004 and again on July 22, 2005 Bus provided a shareholder loan (the “Subordinated Shareholder Loan”) to Concordia originally in the amount of SEK 501 million in aggregate principal amount, comprising a portion of the net proceeds of the Senior Subordinated Notes issued in 2002.  The most recent amendment novated the Subordinated Shareholder Loan to Holding and; as of February 28, 2006, the outstanding amount is SEK 167 million.  The terms of this Subordinated Shareholder Loan, as so amended and restated, provide that (i) interest accrues at a rate of 11% per annum, (ii) the loan is payable on demand and (iii) payments in respect of the Subordinated Shareholder Loan are subordinated to Concordia Bus Nordic’s obligations under the Senior Notes.

(b)           The Senior Notes benefit from (i) a pledge by Holding of the shares in Concordia, (ii) a pledge by Concordia of the shares of all of its operating subsidiaries, (iii) certain other security, including a pledge by Swebus Busco AB of all of the buses it owns (with a book value at February 28, 2005, of approximately SEK 1 billion), which represents substantially all of the tangible fixed assets of Concordia and its operating subsidiaries, and a pledge by Swebus AB of a floating charge over its assets securing an amount up to SEK 115 million and (iv) a pledge by Concordia of certain secured intercompany loans to Swebus AB and Swebus Busco AB, in the amounts of SEK 200 million and SEK 800 million, respectively, pursuant to which a second ranking security interest over certain assets of those Guarantors has been granted to Concordia.  The indenture in respect of the Senior Notes includes certain intercreditor arrangements between Concordia and the trustee with respect to the collateral securitising such intercompany loans.  The laws of certain jurisdictions may limit recovery over security constituting the collateral.

(c)           Holding, Swebus AB, Swebus Busco AB, Swebus Express AB, Interbus AB, Ingeniø M.O., Schøyens Bilcentraler AS, Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Malmfältens Omnibus AB and Enköping-Bõlsta Fastighetsbolag AB.

(d)           These companies are dormant and have no material assets.  As Concordia has designated Arlanda Buss AB, Billingens Trafik AB, Enköping-Bålsta Trafik AB, Hälsinge Wasatrafik AB, AB Härnösandsbuss, Karlstadsbuss AB, AB Kristinehamns Omnibusstrafik, Saltsjöbuss AB, Swebus Service AB, Swebus Västerås AB, Tumlare Buss AB, Wasabuss AB and Wasatrafik AB as unrestricted subsidiaries these companies do not guarantee the Senior Notes.

D.            Property, Plants and Equipment

Concordia operated 3,397 buses at February 28, 2005, of which 1,571 were operated under operating lease agreements with the other 1,828 buses being either legally owned by Concordia or operated under financing lease agreements.  At February 28, 2005 we operated 2,766 buses, 343 buses and 288 buses in Sweden, Norway and Finland, respectively.

At February 28, 2005, we operated 3,730 buses, of which 1,470 were operated under operating lease agreements with the other 2,260 buses being either legally owned by Concordia or operated under financing lease agreements.  At February 28, 2005 we operated 2,989 buses, 379 buses and 362 buses in Sweden, Norway and Finland, respectively.

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

We generally select our depot sites according to their proximity to our routes.  We intend to examine ways to use sales and leasebacks of depots with flexible lease terms as a way for Swebus to change depots to adjust to its changing needs as public transportation contracts are won and lost.Concordia has no material properties in Norway or Finland.

Item 5. Operating and Financial Review and Prospects

A.            Operating Results

The following should be read in conjunction with our consolidated financial statements included in this annual report starting on page F-1.  Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differ in various significant respects from US GAAP.  The significant differences between Swedish GAAP and US GAAP are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

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

We provide public bus transportation services in Sweden, Norway and Finland, through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively.  We also provide express bus and coach hire services.  In Sweden, we currently operate 2,766 buses, and are the largest operator through Swebus, with an estimated market share of approximately 29% of the public bus transportation market (measured by the number of buses in operation).  This market share data has been calculated based on the share of total number of buses, as provided by the CPTA.  In Norway, SBC currently operates approximately 343 buses and has an estimated 16% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities.  This market share data has been calculated based on the share of total number of buses, as provided by the CPTA.  In Finland, Concordia Finland currently operates 288 buses and is the second largest operator in the greater Helsinki area with a market share of 25%.  This market share data has been calculated based on the relative numbers of contract kilometers.  This information is made available at each tendering.

The operating results for Concordia Bus Nordic during the fiscal years 2004 to 2006 have been negative, mostly due to loss making contracts in the CPTA segment.  The group profit and loss statement for Concordia Bus Nordic for the year ended February 28, 2006 shows that earnings generated by the underlying businesses during the period March 1, 2005 - February 28, 2006 have not been sufficient to cover Holding’s costs.  Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure and certain changes in the capital structures.  Changes in operations and administrative structure are made to improve traffic planning and make the usage of buses and staff more efficient.

On July 22, 2005, Concordia Bus Nordic AB and Concordia Bus AB gave notice that they had entered into an agreement with an ad hoc committee which represents not less than 75% of the bond holders in Concordia Bus AB’s bond loan, an informal group which represents the majority of the bond holders in Concordia Bus Nordic’s bond loan and the owners of Concordia Bus AB regarding the reorganization of Concordia Bus AB.  According to the agreement, the bond holders have waived the entire loan of Euro 160 million, including accrued interest, in exchange for shares in Concordia Bus AB corresponding to 97.5% of the share capital.  The reorganization was carried out on October 4, 2005.  In connection with the reorganization, Concordia Bus received a loan of Euro 45 million in order to cover the reorganization costs and strengthen liquidity in the group.  In connection with the annual accounts, the subsidiaries, Swebus AB and Swebus Busco AB, have received equity through a shareholder’s contribution from Concordia Bus Nordic Holding totaling SEK 800 million, in order to strengthen their equity.

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

In addition to goodwill, we also have significant investments in buses.  As of February 28, 2006, the carrying value of buses was SEK 1,041 million.  The depreciation of these buses is based on a straight-line basis over their estimated useful lives, which range from three to 14 years depending on the type of bus.  Recoverability of these assets being held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows expected to be generated by the asset.  If such assets are considered impaired, the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset.  If we are not successful in renewing our contracts at a level that keeps our buses in service, we may have excess bus capacity and therefore may desire to sell these buses to third parties.  In such a situation the carrying value of these buses may exceed the amount that can be recovered in a sales transaction.

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

Deferred income taxes.

Considering our recent history of losses, we have not recorded any deferred tax asset for our operating loss carry forward, or temporary tax difference.

Going Concern Matters

Concordia Bus Nordic has interest-bearing liabilities amounting to SEK 1,263 million, including financial leasing agreements but excluding operational leasing agreements.  Concordia Bus Nordic’s ability to pay interest and make loan repayments on the outstanding bond loan and other obligations is conditional on the underlying subsidiaries generating sufficient profits available for distribution and a cash surplus such that payment of interest and debt repayment is possible. It is evident from the consolidated income statement for Concordia Bus Nordic AB as per February 28, 2006 that profits from the underlying subsidiaries are insufficient to cover the parent company’s costs for the financial year March 1, 2005 – February 28, 2006.

The Concordia Bus group has accumulated significant historical deficits whereupon equity has become negative and cash and bank balances have declined.  The issue of the conditions for continued operation of the group’s business thus came to the fore during 2005.  On July 22, 2005, Concordia Bus Nordic AB and Concordia Bus AB gave notice that they had entered into an agreement with an ad hoc committee which represents not less than 75% of the bond holders in Concordia Bus AB’s bond loan, an informal group which represents the majority of the bond holders in Concordia Bus Nordic’s bond loan and the owners of Concordia Bus AB regarding the reorganization of Concordia Bus AB.  According to the agreement, the bond holders have waived the entire loan of Euro 160 million, including accrued interest, in exchange for shares in Concordia Bus AB corresponding to 97.5% of the share capital.  The reorganization was carried out on October 4, 2005.  In connection with the reorganization, Concordia Bus received a loan of Euro 45 million in order to cover the reorganization costs and strengthen liquidity in the group.  In connection with the annual accounts, the subsidiaries, Swebus AB and Swebus Busco AB, have received equity through a shareholder’s contribution from Concordia Bus Nordic Holding totaling SEK 800 million, in order to strengthen their equity.

The conversion of the Euro 160 million bond loan into share capital has restored the group’s equity and the liquidity contribution which was then made to the group has been crucial for the assumption regarding continued operation of the business at the time of preparation of this annual report.

The group’s long-term ability to continue its operations is dependent on continued cost saving measures and on the group succeeding in future procurements, thereby improving cash flow and results from the operations.  The group’s reduced indebtedness provides an improved cash flow in the financing operation.  In addition, Concordia Bus and its subsidiaries are continuing to implement radical changes in the operational business as well as changes in the administrative structure and also certain changes in the company’s capital structure.  The group also sees signs of significant improvement in the compensation levels in new procurements with CPTAs.  The business plan that has been prepared shows an improvement in the result by 200 million in the coming year and an operating result without loss in two years’ time.

New Accounting Principles in 2005 for Swedish GAAP

During the year ended February 28, 2005, the recommendation Employee Benefits (RR 29) issued by the Swedish Financial Accounting Standards Council, became effective. The change has positively affected consolidated equity as of March 1, 2004 by SEK 5 million, net of deferred taxes.

International Financial Reporting Standards

Effective January 1, 2005, all listed European Union companies are required to present their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).  The latest date for transitioning for Concordia will be the year ended February 28, 2007, which means that the first full set of financial statements will be the Company’s financial reports for the year ending February 28, 2008.

Concordia is currently in the process of assessing the implications of the adoption of IFRS.  The impact that these new standards will have on the Company’s net loss and financial position has not yet been assessed.

Major disclosure differences based on the current IFRS status relate to the following areas:  judgments, assumptions, risks and information regarding acquisition of companies.  Major accounting differences based on the current IFRS status includes the following areas:

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

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”).  Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for us in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for US GAAP purposes.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by us on or after March 1, 2006 for US GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Results of Operations

The following table sets forth our results of operations for the years indicated in terms of amounts as well as a percentage of net revenue.

	Year ended February 28, 2006		Year ended February 28, 2005		Year ended February 29, 2004
	Amount	%	Amount	%	Amount	%
	(in millions SEK, except percentages)
Net revenue	4,683	100.0%	4,812	100.0%	4,761	100.0%
Operating expenses(a)	(4,671)	(99.7)%	(4,722)	(98.1)%	(4,544)	(95.4)%
Gain (loss) on sale of fixed assets	6	0.1%	4	0.1%	6	0.1%
Depreciation; amortization and write-down	(300)	(6.4)%	(350)	(7.3)%	(331)	(7.0)%
Operating loss	(282)	(6.0)%	(256)	(5.3)%	(108)	(2.3)%
Financial income and expenses, net	(274)	(5.9)%	(141)	(2.9)%	(146)	(3.1)%
Income taxes	(1)	(0.0)%	1	0.02%	83	1.7%
Net loss	(557)	(11.9)%	(396)	(8.2)%	(171)	(3.6)%

(a)           Operating expenses

	Year ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
	SEK	SEK	SEK

Fuel, tires and other consumables	(1,113)	(989)	(929)
Other external costs	(1,049)	(1,127)	(1,004)]
Personnel costs	(2,509)	(2,606)	(2,611)
Operating expenses .	(4,671)	(4,722)	(4,544)

The following table sets forth our revenues, in terms of amounts as well as a percentage of revenues, and operating profit (loss), in terms of amounts and as a percentage of total operating profit (loss), on the basis of each of our businesses:

	Year ended February 28, 2006		Year ended February 28, 2005		Year ended February 29, 2004
	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Revenues:
Bus services for local public transportation authorities	4,088	87.3%	4,272	88.8%	4,242	89.1%
Express bus operations	364	7.8%	337	7.0%	327	6.9%
Coach hire operations	136	2.9%	117	2.4%	110	2.3%
Other	95	2.0%	86	1.8%	82	1.7%
Net revenue	4,683	100.0%	4,812	100.0%	4,761	100.0%
Operating profit (loss):
Bus services for local public transportation authorities	(178)	—	(187)	—	(92)	—
Express bus operations	13	—	29	—	34	—
Coach hire operations	1	—	4	—	3	—
Other	(118)	—	(102)	—	(53)	—
Total operating loss	(282)	—	(256)	—	(108)	—

Full year ended February 28, 2006 compared to the full year ended February 28, 2005

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2005 – February 28, 2006 as compared with year March 1, 2004 – February 28, 2005.

Revenues

Revenues decreased SEK 129 million, or 3%, from SEK 4,812 million for the year ended February 28, 2005, to SEK 4,683 million for the year ended February 28, 2006, mainly because the loss of contracts exceeded the revenues we gained from new contracts and increased prices in existing contracts.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 184 million, or 4%, from SEK 4,272 million for the year ended February 28, 2005, to SEK 4,088 million for the year ended February 28, 2006.

The decrease in revenue is principally due to lost contracts of SEK 498 million and decreased volume in existing contracts of SEK 14 million. This was partially offset by our winning of new contracts, which provided an increase of SEK 126 million and increased prices in existing contracts of SEK 191 million. Added to this, we have a positive foreign exchange variance of SEK 11 million.

Revenues from express bus services increased by SEK 27 million, or 8%, from SEK 337 million for the year ended February 28, 2005  to SEK 364 million for the year ended February 28, 2006. This increase is mainly due to increased number of passengers on the routes between Stockholm-Oslo and Stockholm-Copenhagen, which have resulted in increased revenue by SEK 11 million. The remaining increase is a result of a a higher yield from passenger tickets marginal.

Revenues from coach hire increased by SEK 19 million, or 16%, from SEK 117 million for the year ended February 28, 2005, to SEK 136 million for the year ended February 28, 2006. The increase is attributed to revenues from the tourist traffic in FO-resor, which was acquired September 1, 2004, and increased volume in the Stockholm area.

Other revenues amounted to SEK 95 million for the year ended February 28, 2006, and SEK 86 million for the year ended February 28, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 6 million for the year ended February 28, 2006 compared to SEK 4 million for the year ended February 28, 2005.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs decreased by SEK 51 million, or 1%, from SEK 4,722 for the year ended February 28, 2005, to SEK 4,671 million for the year ended February 28, 2006. This decrease is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 124 million or 13% to SEK 1,113 million for the year ended February 28, 2006 from SEK 989 million for the year ended February 28, 2005. The increase was largely due to an increase in fuel prices of SEK 132 million, which was offset by decreased fuel costs of SEK 28 million as a result of reduced traffic from our lost contracts. The average diesel price was SEK 7,03 per liter for the year ended February 28, 2005, compared to SEK 5,95 for the year ended February 28, 2005. In addition, costs for maintenance, tyres and washing and cleaning increased by SEK 20 million, compared to the year ended February 28, 2005, mainly as a result of a provision for tyre costs in February 2006 of SEK 17 million.

There has been a 4% decrease in personnel costs, by SEK 97 million to SEK 2,509 million, for the year ended February 28, 2006, from SEK 2,606 million for the year ended February 28, 2005. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of  SEK 219 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of SEK 124 million. Other personnel costs have decreased by SEK 13 million and pension premiums decreased by SEK 3 million. Added to this, personnel costs in connection with closure of depots in Sweden are SEK 14 million higher than last year

Operating lease charges decreased by SEK 1 million or by less than 1% to SEK 427 million for the year ended February 28, 2006 from SEK 428 million for the year ended February 28, 2005. This decrease was principally a result of decreased lease charges for buses entering the second lease-term, where the lease charges are approximately 60% lower than in the first lease term, which resulted in lower lease charges of SEK 13 million, this was offset by an increased number of buses under operational lease.

Other external costs decreased by SEK 77 million to SEK 622 million for the year ended February 28, 2006 from SEK 699 million for the year ended February 28, 2005. The decrease was largely due to provisions in the year-end closing last year whic incurred other external costs of SEK 120 million and  utilization of provisions for loss making contracts which was lower by SEK 9 million for the year ended February 28, 2006. This was offset by professional fees in connection with the restructuring of Concordia Bus of  SEK 30 million, increased insurance premiums of SEK 5 million, an increase in marketing and sales costs of SEK 4 million and costs in connection with restructuring and close down of depots in Sweden of SEK 13 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included.

Depreciation and amortization costs decreased by SEK 50 million, or 14%, from SEK 350 million for the year ended February 28, 2005, to SEK 300 million for the year ended February 28 2006. This is mainly due to a lower number of buses in the fleet that we own, resulting in lower depreciation of SEK 45 million, and write-down of surplus buses, which was SEK 5 million higher the year ended February 28, 2005. The number of owned buses as of November 30, 2005 was 1,826, compared to 2,235 as of November 30, 2004.

Operating profit/loss

Operating loss was SEK 282 million for the year ended February 28, 2006, compared to SEK 256 million for the year ended February 28, 2005.

Operating loss from bus operations for local public transportation authorities was SEK 178 million for the year ended February 28, 2006, compared to an operating loss of SEK 174 million for the year ended February 28, 2005, mainly due to reduced volume.

Operating profit from express bus services decreased by SEK 16 million to SEK 13 million for the year ended February 28, 2006 compared to SEK 29 million for the year ended February 28, 2005. This is mainly due to increased fuel prices, increased subcontracting and staff costs.

Operating profit from coach hire services was SEK 1 million for the year ended February 28, 2006, compared to an operating profit of SEK 4 million for the year ended February 28, 2005, due to the weak market for coach hire in Sweden.

Head office costs and other items increased from SEK 102 million for the year ended February 28, 2005, to SEK 104 million for the year ended February 28, 2006, mainly due to costs in connection with the restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses increased by SEK 133 million from a financial expense of SEK 141 million for the year ended February 28, 2005 to SEK 274 million for the year ended February 28, 2006.

This result can be primarily attributed to the restructuring of Concordia, where we had costs for consent fees, funding fees and commitment fees of a total of SEK 71 million for the year ended February 28,2006 compared to SEK 6 million for the year ended February 28,2005. Added to this, foreign exchange gains and losses resulted in increased costs of SEK 61 million, we had a foreign exchange loss of SEK 43 million for the year ended February 28, 2006, compared to a foreign exchange gain of SEK 18 million for the year ended February 28, 2005. Interest costs also increased by SEK 8 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended February 28, 2006 was 0%. This effective tax rate resulted from amortization of goodwill of 2% and valuation allowance of net operating losses of 26%.

Full year ended February 28, 2005 compared to the full year ended February 29, 2004

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2004 — February 28, 2005 as compared with year March 1, 2003 — February 29, 2004.

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

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets.  Gain on sale of fixed assets was SEK 4 million for the year ended February 28, 2005 compared to SEK 6 million for the year ended February 29, 2004.

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

Fuel, tires and other consumable costs have increased by SEK 60 million or 6% to SEK 989 million for the year ended February 28, 2005 from SEK 929 million for the year ended February 29, 2004.  The increase is largely due to a high diesel price during the second and third quarter resulting in increased fuel costs of SEK 50 million, partially offset by reduced volume causing a reduced cost of SEK 17 million.  The increase was also due to higher maintenance costs of total SEK 22 million and due to a SEK 5 million increase in costs of washing and cleaning.

Personnel costs decreased by SEK 5 million or 0.2% to SEK 2,606 million for the year ended February 28, 2005 compared to SEK 2,611 million for the year ended February 29, 2004.  The decrease mainly resulted from a reduction of drivers due to lost contracts and productivity improvements of SEK 108 million and a reduction of pension costs due to lower pension premiums of SEK 22 million.  This was offset by an effective increase in salary of SEK 83 million and social charges of SEK 35 million.  Added to this, the restructuring of Concordia Bus resulted in a provision for personnel costs of SEK 7 million.

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

Depreciation; Amortization and Write-down

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment.  In addition, amortization of goodwill resulting from acquisitions of bus operations is also included.  Depreciation and amortization costs increased by SEK 19 million, or 6%, from SEK 331 million for the year ended February 29, 2004 to SEK 350 million for the year ended February 28, 2005 principally as a result of the write-down of buses in the year-end of SEK 42 million, offset by a shift from owned buses to a larger number of leased buses.  Total goodwill amortization remained constant at SEK 13 million for the year ended February 28, 2005 and for the year ended February 29, 2004.

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

This result can be primarily attributed to a write-off of deferred financing costs by SEK 21 million in January 2004, a positive effect of SEK 25 million, resulting from a foreign exchange loss of SEK 7 million for the year ended February 29, 2004 to a foreign exchange gain of SEK 18 million for the year ended February 28, 2005, as well as decreased interest income of SEK 2.  This was offset by higher interest payments and other financial charges of SEK 39 million due to higher interest rate.  The average calculated interest expenses on third party liabilities for the year ended February 28, 2005 was 9,0% compared to 7.3% for the year ended February 29, 2004.

Taxes

The standard rate of taxation in Sweden is 28%.  The effective tax rate for the year ended February 28, 2005 was 0%.  This effective tax rate resulted from amortization of goodwill of 3% and valuation allowance of net operating losses of 25%.

Market Risk

We currently have no hedges in place for diesel fuel costs for the period from March 1, 2006, to February 28, 2007.  However protection is provided through the diesel fuel price indexation provisions in many of our contracts, covering approximately 55% of our projected diesel fuel costs in fiscal year 2006.  See “—Quantitative and Qualitative Disclosure About Market Risk—Fuel Prices.”

As of the date hereof, SEK 1,230 million of our loans were denominated in euros.  See “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rates” and “—Foreign Exchange.”

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

For the next twelve months our funds needed for lease payments (financial and operational) amount to SEK 331 million, for interest payments on our own debt of SEK 109 million and finance lease obligations of SEK 8 million.  The Company expects that its working capital requirements during the 2006 fiscal year will not be materially significant.  We have historically relied upon cash generated from operations and capital contributions from our parent Holding.  As we are a holding company, our principal asset is our investment in our subsidiaries.  We conduct no business or operations except through direct and indirect subsidiaries.

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

Historical Cash Flow

Net cash flows provided by/used in operations

Net cash used by operating activities was negative SEK 257 million for the year ended February 28, 2006, compared to negative cash flow of SEK 58 million for the nine months ended November 30, 2004. The main reason for the negative cash flow is payment of restructuring fees of a total of SEK 146 million, including restructuring fees for our parent company Concordia Bus AB. The cash flow from operations has also been negatively effected by the higher price on fuel.

Net cash flows from operating activities was negative SEK 98 million for the year ended February 28, 2005, compared to positive cash flow from operating activities of SEK 24 million for the year ended February 29, 2004.  The difference was mainly due to higher fuel prices in operations of SEK 33 million, payment of SEK 15 million in restructuring fees in the last quarter.  We also had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004.

Net cash flows provided by/used in investing activities

Net capex was SEK 74 million for the year ended February 28, 2006. Investments in tangible fixed asset were SEK 134 million for the year ended February 28, 2006, compared to SEK 112 million for the year ended February 28, 2005. The capital expenditure is attributed to a purchase of buses in Norway of SEK 84 million and purchase of equipment in Sweden and Norway. During the period we have sold buses and equipment worth of SEK 42 million and financial fixed assets worth of 19 million.

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

Net cash flows provided by/used in financing activities

Cash from financing activities are positive SEK 326 for the year ended February 28, 2006. This is a result of the restructuring where we received SEK 333 million in shareholders contribution from Concordia Bus AB. Payment of financial lease obligation amounts to SEK 7 million.

Net cash flows from financing activities decreased to negative SEK 8 million for the year ended February 28, 2005 from SEK 152 million for the year ended February 29, 2004.  This decrease was primarily the result of receiving the proceeds of the Senior Notes in the 2004 financial year.

Debt

As of February 28, 2005 we had total net indebtedness of SEK 1,070 million after the deduction of cash balance of SEK 192 million.  The interest expense for the year ended February 28, 2006 was SEK 148 million.

The outstanding amount of the Senior Notes as of February 28, 2006 was €130 million (SEK 1,230 million).  The Senior Notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum.  Interest is paid on February 1 and August 1 of each year until maturity.

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

Leases

We have entered into operating lease agreements to finance a portion of our bus fleet.  As of February 28, 2006, 1,571 of our 3,397 buses were financed through operating lease arrangements.  The net present value of outstanding obligations for buses as of February 28, 2006, was SEK 1,020 million (the net present value of our outstanding obligations under leases relating to real estate as of February 28, 2006, was SEK 39 million).

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

Holding and Bus’ Debt

                Our liquidity requirements also include the requirement that we service Bus’ indebtedness. In connection with the restructuring, Bus has incurred €45,000,000 of indebtedness under the Mezzanine Facility.  After the restructuring Bus requires us to distribute sufficient funds to it service the Mezzanine Facility.  We estimate that we will have to distribute €3,825,000 indirectly to Bus in twelve months following the financial year ending February 28, 2006.

C.                                    Research and Development, Patents, Licences, etc.

Not applicable.

D.                                    Trend Information

During the year ended February 28, 2006 we submitted tenders for 1,509 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 496 buses. Results for 1,509 of those tendered buses have been announced, 496 of which were for buses we operated. Concordia has won 762 buses in total of tenders announced during year consisting of 266 buses that we currently operate and 496 buses that were won from the competition.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and the expected settlement dates for the different obligations as of February 28, 2005:

		Payments due by period:
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(in millions of SEK)
Contractual obligations:
Long-term debt(a)(c)	1,230	—	—	1,230	—
Debt to affiliated companies(b)	271	271	—	—	—
Operating leases	2,013	331	524	512	646
Interest on rates	491	109	218	55	—
Financial leases	32	8	13	11	—
Total contractual obligations	4,037	719	755	1,808	646

(a)           This amount represents the Senior Notes (€130 million) translated into SEK at the rate of €1.00 = SEK 9.4630, the rate published by the Swedish central bank for February 28, 2006.  The debt bears interest at an annual rate of 9.125%.

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

Information concerning the Directors of Concordia is set forth below.

Name	Age	Position
Jan Sjöqvist	56	Chairman and Director
Jan Sundling	57	Director
Rolf Lydahl	61	Director
Gina Germano	40	Director

Jan Sjöqvist, born 1948. Chariman of the Board. Jan was appointed Chairman of the Board and Director of Concordia Bus in November 2005. Other appointments are Chairman of the Board of ODEN Anläggningsentreprenad, Board member of Stora Enso, Green Cargo and Lannebo Fonder. Former CEO of NCC.

Jan Sundling, born 1947. Jan was appointed Director of Concordia Bus in November 2005. He is CEO of Green Cargo Sweden since 2001. Former CEO of ASG and Linjeflyg. President of The Swedish International Freight Association, member of the Board of SIQ.

Rolf Lydahl, born 1945. Rolf was appointed Director of Concordia Bus in November 2005. Other appointments are Chairman of the Board of Jernhusen and IndeCap, member of the Board of Sardus, SwedCarrier and Electra Finans. Former CEO of Probo, vice CEO of Nordstjernan and Head of Credit Suisse’s representative office in Stockholm.

Gina Germano, born 1966, US citizen. Gina was appointed Director of Concordia Bus in November 2005. She is Senior portfolio manager of BlueBay Asset Management since 2002. Former portfolio manager of Lazard Asset Management, equity analyst at Morgan Stanley. Master from the University of Lund, degree from Boston University and Northwestern University

The address of the members of our Board of Directors is Solna Strandväg 78, SE 171 54, Solna, Sweden.

Senior Management

Day to day management of Concordia has been delegated by Concordia Bus AB to the management, which is comprised of the following persons:

Name	Age	Position	Year First Employed
Ragnar Norbäck	50	Chief Executive Officer	2004
Per Skargard	49	Chief Financial Officer	2004

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

The following are members of our senior management that are not members of Concordia Bus BV’s management board:

Name	Age	Position	Year First Employed
Jan Bosaeus	46	Managing Director (Swebus AB)	2002

Jan Bosaeus is the Managing Director of Swebus AB.  He has been the Managing Director of Swebus since mid October 2002.  From May 2002 he worked as Director of Asset Management in Swebus.  From 1999 to 2002 he was in the senior management team of Kalmar LMV Sweden AB, with responsibility for after sales.  He received a Business Degree from IHM Business School in 1997.

Name	Age	Position	Year First Employed
Per Jansson	48	Managing Director (Swebus Express AB)	1983

Per Jansson is the Managing Director of Swebus Express AB since February 2006. Before this he was Nordic operating manager for American Express/Nyman Schultz travel agencies. He has 20 years experience of consumer products from positions withing ICA and Coop.

Name	Age	Position	Year First Employed
Per-Erik Ericson	60	Managing Director (Interbus AB)	1975

Per-Erik Ericson is the Managing Director of Interbus AB.  Per-Erik joined Interbus in 1975 and has been Managing Director since 1983.  He has 31 years of bus industry experience.

Name	Age	Position	Year First Employed
Tom Ward	50	Managing Director (Concordia Bus Finland)	2004

Tom Ward is the Managing Director of Concordia Bus Finland.  He has been the Managing Director since December 2004.  Mr. Ward has a long career in transportation industry.  He previously worked as a Director of a profit centre in Oy Scan-Auto Ab.

The senior management of SBC is composed of the following person:

Name	Age	Position	Year First Employed
Sjur Brenden	45	Managing Director (SBC)	2001

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

The address of the members of our senior management is c/o Concordia Bus Nordic AB, Solna Strandväg 78, SE 171 54, Solna, Sweden.

B.                                    Compensation

During the year ended February 28, 2005, our board of directors did not receive any remuneration from us..  During the year ended February 28, 2006, members of our senior management received from us an aggregate remuneration of approximately SEK 9.7 million.

In the event of termination of employment, members of senior management within the Concordia Bus group are entitled to a maximum of 12 months’ compensation.  As a basis, both the company and the officer must give 6 months’ notice of termination.  In addition, another 6 months’ compensation is payable in the event the employment is terminated by the company.  “Senior management” includes the parent company’s president and chief financial officer as well as the presidents of subsidiaries.  Agreements covering the aforesaid have been entered into with two presidents of subsidiaries during the year.

During the year, a stock option program has been prepared covering the board of directors of the parent company and senior management.  Senior management includes the parent company’s president and chief financial officer as well as the presidents of subsidiaries.  All stock options have been valued in accordance with the Black & Scholes method.  The stock options correspond to an increase in share capital of 6.5%.

We have a bonus plan for our senior executives based on achieving annual objectives, and established by the Board of Directors.  This bonus can be worth up to 100% of the executive’s base salary.

C.                                    Board Practices

Our directors are elected for a period of one year, with the possibility for re-election each year at the annual general shareholders meeting.  There are no benefits upon termination of employment.  Our ultimate parent company, Concordia Bus AB has the same Board of Directors as us.  This Board sets the yearly remuneration for both the directors and the management of Bus.  We have no formal audit committee. Our Board of Directors receives monthly reports from management as to financial condition and meets with management once a month to discuss the financial results.  In addition, our auditors present their findings and discuss any material audit issues with our Board of Directors at least annually and with the Board of Directors.

D.                                    Employees

The average number of persons (including executive directors) employed by us during each of the last three fiscal years was:

	Sweden	Finland	Norway
For the year ended February 29, 2004	6,182	750	580
For the year ended February 28, 2005	5,572	766	611
For the year ended February 28, 2006	5,152	645	502

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

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Concordia Bus AB, which owns 100% of the share capital of Concordia Bus Nordic Holding, which owns 100% of the share capital of Concordia Bus Nordic. Through its ownership of Concordia Bus Nordic Holding, Concordia Bus AB indirectly controls Concordia Bus Nordic.

As of August 26, 2005, the issued ordinary shares of Concordia Bus AB are owned approximately 27% by Bluebay Asset Management, 17% by Bear Sterns, 11% by Avenue Capital, 9% by Fidelity Funds, 7% by Lone Star and 28% by others.

Subscription and Shareholders’ Agreement

If the proposed restructuring of Bus is successfully completed pursuant to the terms and conditions of the Restructuring Agreement, Goldman Sachs International and Schøyen Group will own indirectly no more than 2.5% of Concordia. 97.5% of Bus will become owned by holders of Bus’ Parent Notes, subject to a management incentive plan.

[Schøyen Group, Bus Holdings and other parties have entered into a subscription and shareholders’ agreement as the shareholders of Concordia Bus BV.  The shareholders’ agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs, be comprised of five members:  two elected by Schøyen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group.  Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, any changes to the share capital or the grant of options, any incurrence of (other than inter company indebtedness incurred on an arms length basis) changes to or repayment of indebtedness in excess of a material amount or giving of a guarantee in respect of indebtedness, the approval of or changes to an annual budget or approval of any significant expenditure which has not been provided for in such annual budget, changing the terms of employment or remuneration of senior executives, management or officers, adopting any material employee benefit or compensation plan or collective bargaining agreement, entrance into any material joint venture, partnership or strategic alliance or subscribing for equity capital in any person, changing the constitutional documents of any subsidiary, removing auditors or materially changing their arrangement, purchasing, leasing, acquiring or disposing of any material amounts of securities or assets, making distributions to shareholders, commencing proceedings for bankruptcy, effecting a dissolution of Concordia Bus BV or its subsidiaries, disposal of all or substantially all of its assets, engaging in related party transactions, commencement, termination or settlement of any material litigation, approval of any transfer of any shares of Concordia Bus BV by its shareholders, substantial changes to its business activities or entering into any contract, agreement, arrangement or commitment to do any of the foregoing require that at least one supervisory board member nominated by Schøyen Group and one supervisory board member nominated by Bus Holdings approve the transaction.  Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Schøyen Group and Bus Holdings.  The members of this management board are members of senior management of Concordia.  For further information about management see “Management—Senior Management.”  The shareholders’ agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring along rights, and provisions regarding change of control.  If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

The current supervisory board members are:  Harald Arnkvaern, Richard Sharp, Robert George Doumar Jr. and Colin Longhurst.  Previously there was a fifth member, Bjorn Wolrath, who resigned on October 24, 2001.  Harald Arnkvaern and Bjorn Wolrath were nominated by Schøyen Gruppen A.S., Richard Sharp and Robert George Doumar Jr. were nominated by Bus Holding S.a.r.l.  and Colin Longhurst was nominated by both.

In conjunction with the shareholders’ agreement, Schøyen Group and Bus Holdings caused Concordia Bus BV to create a share option plan and enter into a management services agreement with Concordia Bus Management AS, a wholly owned subsidiary of Concordia Bus BV, and caused Concordia Bus Management AS to enter into service agreements with members of Concordia Bus BV’s management board who are members of senior management of Concordia.  For further information about these agreements and the options plan see “—Related Party Transactions,” below.]

B.                                    Related Party Transactions

During the year, Concordia Bus AB has received financing via a loan from several of its owners.  The loan amounts to EUR 45 million.  The mezzanine loan carries variable interest (EURIBOR) plus 6.5%, payable half-yearly on December 15 and June 15.  In addition, the debt is recalculated upwards by 6.5% per year.  The loan matures on October 10, 2010 but may be repaid earlier.  Early repayment of the loan may not take place before October 10, 2006.

One member of Concordia Bus AB’s board of directors is appointed by Blue Bay Asset Management, which owns approx. 25% of the shares in Concordia Bus AB.  The member may receive fees in his capacity as board member.

Concordia Bus Nordic AB owes a debt to Concordia Bus AB amounting to SEK 271 million.  Interest has been paid during the year in the amount of SEK 26 million.  For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness—Subordinated Shareholder Loan from Concordia Bus AB”. During the year, Concordia Bus AB has provided services to Concordia Bus Nordic AB. Compensation for these services amounts to SEK 4 million.

During the year, a stock option program has been prepared which covers the parent company’s board of directors.  All stock options have been valued in accordance with the Black & Scholes method.  The stock option corresponds to an increase in share capital of 6.5%.

Upon completion of the restructuring our ultimate parent, Concordia Bus AB, paid Goldman Sachs International and Schoyen Gruppen AS €1,500,000 each in connection with unwinding the Concordia group of companies’ former corporate structure.

The Board of Directors is of the opinion that the fees paid to the company’s close affiliates are at a level with the fees which would have been paid between independent parties.

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

B.                                    Memorandum and Articles of Association

Incorporated by reference from the registration statement on Form F-4 filed with the Commission on May 15, 2000 by CB Bus AB (publ).  In May 2000, CB Bus AB (publ) changed its name to Concordia Bus AB (publ).

C.                                    Material Contracts

(a)           A management services agreement, by and among, Concordia Bus Management A/S, CB Bus AB (publ)*, Ingenior M.O. Schøyens Bilcentraler A/S and Concordia Bus BV, dated January 14, 2000, for the purpose of providing management services to Concordia and for detailing the terms of the service contracts, including the provision of a share option plan for the granting of options to officers and directors of Concordia Bus BV and its subsidiaries relating to 2.5% of the issued ordinary share capital of Concordia Bus BV.

(b)           Subscription and Shareholders’ Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Schøyen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International.  This agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs be comprised of five members:  two elected by Schøyen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group.  Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness require that at least one supervisory board member nominated by Schøyen Group and one supervisory board member nominated by Bus Holdings approve the transaction.  Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Schøyen Group and Bus Holdings.  The members of this management board are members of senior management of Concordia.  In addition, Schøyen Group has agreed in the shareholders’ agreement that the board of directors of SBC is to be comprised of five members:  three elected by Schøyen Group and two by Bus Holdings.  Specified significant business decisions of SBC require the approval of at least one of the board members nominated by Bus Holdings.  The shareholders’ agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring along rights, and provisions regarding change of control.  If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

(c)           Indenture, dated January 22, 2004 between Concordia Bus Nordic AB (publ) and Deutsche Bank Trust Company Americas in respect of Concordia Bus Nordic AB (publ)’s €130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued on January 16, 2004.  The net proceeds from this offering were approximately €124 million including expenses incurred in connection with the offering.  The Senior Notes mature on August 1, 2009.  Interest on the Senior Notes accrues at the rate of 9.125% per annum and is payable every six months.  They rank senior to existing and future indebtedness that is expressly subordinated in right of payment to the Senior Notes and will rank at least pari passu with all existing and future unsecured liabilities that are not so subordinated.  They will effectively rank senior in right of payment to our unsecured liabilities with respect to the value of the collateral securing the Senior Notes and the guarantees securing the Senior Notes

*                                         In May 2000, CB Bus AB (publ) changed its name to Concordia Bus AB (publ).

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

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

The annual report, its exhibits and schedules, reports and other information that we have filed with or furnished to the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024,

Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  You can obtain copies of this material by mail from the Public Reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates.

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

Based on the nominal value of the operational lease debt at February 28, 2006 of SEK 2,013 million, a 1% change in interest rates would increase lease charges by approximately SEK 20,1 million per annum. Senior secured notes outstanding at February 28, 2006 with a carrying value of SEK 1,230 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11,2 million per annum.

Our foreign subsidiaries in Norway and Finland are consolidated using the current rate method. Fluctuation in NOK and Euro against SEK is not considered to have a material effect on the consolidated financial statements of the company, considering the level of profits/losses made by these companies.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place.

We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 14,7 million per annum. We estimate that a diesel price increase of 1 dollar per ton would increase our diesel fuel costs by SEK 0.2 million per annum.  The net result of the diesel hedging contracts have positively affected the diesel expenses for the fiscal year 2006, the fiscal year 2005 and fiscal year 2004 with SEK 0, SEK 17.4 and SEK 0.2 million respectively.

Inflation

Inflation had no material impact on our operations during the three months ended February 28, 2006 or the three months ended February 28, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

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

Item 16A.  Audit Committee Financial Expert

The independent members of our Supervisory Board of Directors act as our Audit Committee.  Our Audit Committee does not include a financial expert because we are not required to have one under Swedish law.

Item 16B.  Code of Ethics

We have not adopted a formal corporate code of ethics regarding Concordia’s chief executive officer, chief financial officer and controller because we are not required to have one under Swedish law.

Item 16C.  Principal Accountant Fees and Services

The selection of our independent requested public accounting firm was approved by the audit committee.  Following is a summary of the fees to our independent requested public accounting firm for the years ended February 28, 2005 and February 29, 2004 in millions of SEK:

	Year ended February 28, 2006	Year ended February 28, 2005
Audit Fees	5	2
Audit-Related Fees	—	1
Tax Fees	—	—
All Other Fees	—	—
Total Fees	5	3

Concordia’s Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of Concordia before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by Concordia.  All services provided by the principal auditor during the year ended February 29, 2004 were approved by the Audit Committee pursuant to the pre-approval policy.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.  Financial Statements

See Pages F-1 - F-53

Item 18. Financial Statements

Not applicable.

Item 19.  Exhibits

1.	Articles of Association of CB Bus AB (publ).*†
2(c)(1).	Indenture, dated February 7, 2000, between CB Bus AB (publ)† and Bankers Trust Company, in respect of Concordia Bus AB’s Euro 100,000,000 11% Senior Subordinated Notes due February 15, 2010.*
2(c)(2).

Indenture, dated January 22, 2004, between Concordia Bus Nordic AB (publ), Swebus Express Bus AB, Interbus AB, Ingeni< >r M.O. Sch< >yens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB and Deutsche Bank Trust Company Americas, in respect of Concordia Bus Nordic AB’s€130,000,000 9.125% Senior Secured Notes due August 1, 2009.****

4(a)(1).	Subscription and Shareholders’ Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Sch< >yen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International.*
4(a)(2).	Call Option Assignment Agreement, dated January 14, 2000 between CB Bus AB (publ)† as assignor and Christiania Bank og Kreditkasse ASA as security agent.*
4(a)(3).	Security Agent Agreement, dated February 7, 2000, by and among Christiania Bank og Kreditkasse ASA as senior agent and security agent, CB Bus AB (publ)†, and Bankers Trust Company, as Trustee.*
4(a)(4).	Declaration of Pledge dated January 14, 2000 between Sch< >yen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(5).	Addendum No. 1 to Declaration of Pledge Dated February 4, 2000 between Sch<*>yen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(6).

Deed for the Sale and Purchase of Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S. dated October 27, 1999 by and among Sch<*>yen Gruppen A/S, as seller, Concordia Bus BV, Goldman Sachs International as senior agent and mezzanine agent, and AB Grundstenen 85302, as buyer.*

4(a)(7).

Supplemental Deed to Original Deed for the Sale and Purchase of Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S., dated January 14, 2000, by and among Sch<*>yen Gruppen A/S, as seller, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, and Christiania Bank og Kreditkasse ASA.*

4(a)(8).

Deed of Accession and Adherence and Supplemental Deed to Deed for Sale and Purchase of Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S., dated February 4, 2000 by and among Sch<*>yen Gruppen A/S, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, Christiania Bank og Kreditkasse ASA, and Bankers Trust Company.*

4(a)(9).

Supplemental Deed No. 3 to Deed for the Sale and Purchase of Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S., dated February 24, 2000, by and among Sch<*>yen Gruppen A/S, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International Christiania Bank Og Kreditkasse ASA, and Bankers Trust Company.*

4(a)(10).

Acquisition Facility Agreement, dated January 14, 2000, by and among CB Bus AB (publ)†, as borrower, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA as arrangers and banks, and Christiania Bank og Kreditkasse ASA as agent.*

4(a)(11).

Swebus Facility Agreement, dated January 14, 2000, by and among Concordia Bus Nordic AB††, as borrower, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA as arrangers and banks, and Christiania Bank og Kreditkasse ASA as agent.*

4(a)(12).	Framework Leasing Agreement, dated October 28, 1998, between Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S. and Den norske Bank Finans.*
4(a)(13).

Amended Senior Facilities Agreement, dated February 15, 2002, by and among Concordia Bus Nordic AB, as borrower, Nordea Bank Norge ASA and Den Norske Bank ASA, as arrangers and banks, and Nordea Bank Norge ASA, as agent.***

4(a)(14).

Exchange and Registration Rights Agreement dated January 22, 2004, between Concordia Bus Nordic AB (publ), Goldman Sachs International, J.P. Morgan Securities, Ltd., Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AB, Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB in respect of €130,000,000 9.125% Senior Secured Notes due August 1, 2009, of Concordia Bus Nordic AB (publ).****

4(a)(15).

Security Trustee Agreement, dated January 22, 2004, by and among Deutsche Trustee Company Limited as security trustee, Deutsche Bank Trust Company Americas as trustee, Concordia Bus Nordic Holding AB, Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AG, Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB.*****

4(a)(16).	Amended and Restated Subordinated Loan Agreement, signed on February 28, 2002, replaced by agreement dated

December 22, 2003 and amended and restated on January 22, 2004, between Concordia Bus AB (publ) as the lender, Concordia Bus Nordic AB (publ) and Deutsche Bank Trust Company.*****
4(a)(17).	Agreement Relating to First Ranking Pledge of Buses, dated January 22, 2004 between Swebus Busco AB as pledgor and Deutsche Trustee Company Limited as security trustee.*****
4(a)(18).	Agreement Relating to Second Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Concordia Bus Nordic AB (publ).*****
4(a)(19).

Share Pledge Agreement, dated January 22, 2004, between Swebus Fastigheter AB as pledgor and Deutsche Trustee Company Limited as security trustee regarding shares in Alpus AB, Enköping-Bõlsta Fastighetsbolag AB, and Malmfältens Omnibus AB.*****

4(a)(20).

Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic Holding AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Nordic AB (publ).*****

4(a)(21).

Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as pledgor and Deutsche Trustee Company as security trustee in respect of shares in Swebus Express AB, Interbus AB, Swebus AB, Swebus Fastigheter AB and Swebus Busco AB.*****

4(a)(22).

Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Finland Oy Ab.*****

4(a)(23).

First Priority Pledge of Shares, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S.*****

4(a)(24).	Pledge Agreement, dated January 22, 2004, between Concordia Bus Finland Oy Ab as pledgor and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge and bearer notes.*****
4(a)(25).	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Alpus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(26).

First Ranking Pledge of Floating Charge, dated January 22, 2004, between Enköping-Bõlsta Fastighetsbolag AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****

4(a)(27).	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(28).	First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(29).	Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB as pledgor and Concordia Bus Nordic AB (publ) in respect of floating charge.*****
4(a)(30).	Pledge of Accounts, dated January 22, 2004, between Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S. as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(31).	Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ), as pledgor, and Deutsche Trustee Company Limited, as security trustee.*****
4(a)(32).	Declaration of Pledge of Ingeni<*>r M.O. Sch<*>yens Bilcentraler A.S. of Trade Receivables, dated January 22, 2004.*****
4(a)(33).

Purchase Agreement dated as of July 28, 2005 between Concordia Bus Nordic AB (publ) and other parties relating to the purchase of up to €130,000,0000, 9.125% Senior Secured Notes due August 1, 2009.******

4(a)(34).

Mezzanine Facility Agreement dated as of July 20, 2005 between Concordia Bus AB (publ), Concordia Bus Nordic Holding AB, Deutsche Bank Luxembourg S.A. (acting as Facility Agent) & Citicorp Trustee Company Limited (as Security Agent).******

4(a)(35).

First Ranking Pledge Agreement of a shareholders’ contribution loan dated as of July 18, 2005 between Concordia Bus Nordic Holding AB (as Pledgor) and Citicorp Trustee Co. Limited (as Security Agent).******

4(a)(36).	First Ranking Pledge Agreement of a shareholders’ contribution loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Citicorp Trustee Co. Ltd.******
4(a)(37).	Second Ranking Pledge Agreement of a subordinated shareholder loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Concordia Bus AB (publ).******
4(a)(38).	Second Ranking Pledge Agreement of a shareholders’ contribution loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Concordia Bus AB (publ).******
4(a)(39).	Sale and Assignment Agreement and limited recourse Note, dates as of July 18, 2005 between Concordia Bus AB, Concordia Bus Nordic Holding AB and Concordia Bus Nordic AB (publ).******
4(a)(40).

Amendment Restated Subordinated Shareholder Loan Amendment dated as of July 18, 2005 between Concordia Bus Nordic AB, Concordia Bus Nordic Holding AB and Deutsche Bank Trust Company Americas (as Trustee).******

4(a)(41).

Subordination statement of a Subordinated shareholder loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB, Concordia Bus Nordic AB, Concordia Bus AB (publ) and Deutsche Bank Trust Company Americas (as

Trustee).******
4(a)(42).

Sale and Assignment Agreement of a Shareholders’ Contribution Loan Agreement dated as of July 18, 2005, between Concordia Bus AB (publ), Concordia Bus Nordic AB (publ) and Concordia Bus Nordic Holding AB.******

4(a)(43).	Shareholder’s Contribution Loan Agreement dated as of July 18, 2005, between Concordia Bus Nordic AB, Concordia Bus Holding AB.******
4(a)(44).

Restructuring Agreement dated as of July 22, 2005 between Concordia Bus AB, Concordia Bus Nordic AB, Concordia Bus Holding AB, Concordia Bus BV, GS Capital Partners III Offshore, L.P., Goldman Sachs and Co. Verwaltungs, GMbH, Schøyen Gruppen AS, Centaurous Capital Limited, Citigroup Global Markets Limited, JP Morgan Chase, N.A. as Agent and The Consenting Noteholders signatories.******

4(a)(45)	Shareholder Agreement dated as of [•], between Concordia Bus AB, Concordia Bus Holding AB and the noteholders.******
4(c)(1).	Management services agreement, dated January 14, 2000, by and among, Concordia Bus Management A/S, Concordia Bus BV, CB Bus AB (publ) and Ingeni<*>r M.O. Sch<*>yens Bilcentraler A/S.**
8.	Subsidiaries of registrant.
12.	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13(a)(1).	Certification of Ragnar Norback, chief executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13(a)(2).	Certification of Per Skargard, chief financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.	Letter concerning Arthur Andersen.****

*	Incorporated by reference from the Registrant’s Registration Statement on Form F-4, filed with the Commission on May 15, 2000.
**	Incorporated by reference from the Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2001.
***	Incorporated by reference from Amendment No. 1 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on February 19, 2002.
****	Incorporated by reference from the registrants Annual Report on Form 20-F, filed with the Commission on June 27, 2002.
*****	Incorporated by reference from Concordia Bus Nordic AB (publ)’s Registration Statement on Form F-4, filed with the Commission on May 28, 2004.
******	Incorporated by reference from the Registrant’s Annual Report on Form 20-F filed with the Commission on September 1, 2005
†	In May 2000 the Registrant changed its name from CB Bus AB (publ) to Concordia Bus AB (publ).
††	In May 2001 Swebus AB changed its name to Concordia Bus Nordic AB.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDIA BUS NORDIC HOLDING AB (publ)
	By:	/s/: Per Skärgård
Per Skärgård Chief Financial Officer and Director
Date: May 15, 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDIA BUS NORDIC HOLDING AB (publ)
By:	/s/: Per Skärgård
Per Skärgård Chief Financial Officer and Director

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

Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Concordia Bus Nordic Holding AB is a non-operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ). Since this was a reorganization of entities under common control, the consolidated financial statements contained in this prospectus are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB (publ) for all periods presented.

Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB (publ) are almost the same as that of Concordia Bus Nordic Holding AB.

(2)           The audited financial statements of this subsidiary of Concordia Bus Nordic Holding AB are included in this Form 20-F to comply with Section 3-16 of Regulation S-X of U.S. federal securities laws.

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Concordia Bus Nordic Holding AB

We have audited the accompanying consolidated balance sheet of Concordia Bus Nordic Holding AB as of February 28, 2006, and the related consolidated income statement, statement of cash flows and statement of changes in shareholders’ equity for the year ended February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concordia Bus Nordic Holding AB at February 28, 2006, and the consolidated results of its operations and its cash flows for the year ended February 28, 2006, in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

Ernst & Young AB

Erik Åström

Authorized Public Accountant

Stockholm, Sweden

September 27, 2006

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in millions of SEK, except share and per share amounts)

	Note	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 28, 2004

Net revenue	2,3,4	4,683	4,812	4,761
Fuel, tires and other consumables	5	(1,113)	(989)	(929)
Other external costs	5,6	(1,049)	(1,127)	(1,004)
Personnel costs	5,7	(2,509)	(2,606)	(2,611)
Gain (loss) on sale of fixed assets		6	4	6
Depreciation, amortization and write-downs	2,5,8	(300)	(350)	(331)
Operating loss	2	(282)	(256)	(108)

Interest income	9	4	3	5
Interest expense and similar items	10	(278)	(144)	(151)
Financial income and expenses		(274)	(141)	(146)

Loss before income taxes		(556)	(397)	(254)
Income taxes	11	(1)	1	83
Net loss		(557)	(396)	(171)

Weighted average number of shares outstanding		300	300	300
Net loss per share (in thousands of SEK)	24	(1,856)	(1,320)	(572)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK)

ASSETS	Note	February 28, 2006	February 28, 2005

Fixed assets
Goodwill	12	211	209
Total intangible fixed assets		211	209

Buildings and land	13	4	2
Equipment, tools, fixtures and fittings	13	30	27
Vehicles	13	1,041	1,228
Total tangible fixed assets		1,075	1,257

Other financial fixed assets	14	35	48
Total financial fixed assets		35	48

Total fixed assets		1,321	1,514

Current assets
Inventories	15	30	33

Current receivables and other current assets
Accounts receivables	16	441	345
Other current receivables		62	76
Accrued income and prepaid expenses	17	122	143
Total receivables and other current assets		625	564

Cash and bank balances	18	192	175

Total current assets		847	772

TOTAL ASSETS	2,3	2,168	2,286

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK, except share and per share amounts)

SHAREHOLDER’S EQUITY AND LIABILITIES	Note	February 28, 2006	February 28, 2005

Shareholder’s equity
Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		0	132
Total restricted equity		0	132

Non-restricted equity
Retained earnings		207	120
Net loss for the year		(557)	(396)
Total non-restricted equity (deficit)		(350)	(276)

Total shareholder’s equity (deficit)		(350)	(144)

Liabilities
Provisions
Provisions for pensions and similar commitments	19	44	51
Other provisions	23	18	60
Total provisions		62	111

Non-current liabilities
Notes payable	20	1,230	1,176
Long-term debt to affiliated companies	20	255	—
Finance lease obligations	20	24	12
Total non-current liabilities		1.509	1,188

Current liabilities
Short-term portion of long-term liabilities	20	8	8
Short-term portion of long-term debt to affiliated companies	20	16	292
Accounts payable		185	216
Other current liabilities		156	157
Accrued expenses and deferred income	21	582	458
Total current liabilities		947	1,131

TOTAL SHAREHOLDER’S EQUITY AND LIABILITIES		2,168	2,286

PLEDGED ASSETS AND CONTINGENT LIABILITIES	22
Pledged assets		1,995	1,613
Contingent liabilities		—	—
Total pledged assets and contingent liabilities		1,995	1,613

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(all amounts in millions of SEK)

	Share capital	Restricted reserves	Non-restricted equity	Total shareholder’s equity
Balance, March 1, 2003	0	389	23	412
Transfer between restricted and non-restricted reserves	—	(147)	147	—
Change in cumulative translation adjustment	—	—	(6)	(6)
Net loss for the year	—	—	(171)	(171)
Balance, February 28, 2004	0	242	(7)	235
Transfer between restricted and non-restricted reserves	—	(112)	112	—
Effect of change in accounting principles	—	—	7	7
Effect of change in accounting principles, tax effect	—	—	(2)	(2)
Change in cumulative translation adjustment	—	2	10	12
Net loss for the year	—	—	(396)	(396)
Balance, February 28, 2005	0	132	(276)	(144)
Transfer between restricted and non-restricted reserves	—	(132)	132	—
Received shareholder’s contribution	—	—	333	333
Change in cumulative translation adjustment	—	—	18	18
Net loss for the year	—	—	(557)	(557)
Balance, February 28, 2006	0	0	(350)	(350)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS NORDIC HOLDING AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts in millions of SEK)

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Cash flows from operations
Loss before income taxes	(556)	(397)	(254)
Depreciation and amortization	300	350	331
Amortization of deferred financing costs	10	10	31
(Gain) / loss on sale of fixed assets	(6)	(4)	(6)
Foreign currency exchange loss	52	(14)	17
Change in pension provision	(7)	(2)	(9)
Change in provision for loss making contracts and restructuring	(42)	(26)	40
Change in interest receivable, (Note 9)	1	11	(10)
Change in interest liability, (Note 10)	17	(6)	(12)
Income taxes received (paid)	(3)	(1)	1

Change in working capital
(Increase) decrease in inventories	3	(2)	5
(Increase) decrease in current receivables	(92)	118	(100)
Increase (decrease) in current liabilities	68	(135)	(10)
Net cash flows provided by (used in) operations	(255)	(98)	24

Cash flows from investing activities
Investments in buildings and land, vehicles, equipment, tools, fixtures and fittings	(114)	(112)	(32)
Sale of buildings and land, vehicles, equipment, tools, fixtures and fittings	42	44	21
Acquisition of intangible assets	(1)
Sale of financial fixed assets	16	5	—
Net cash flows provided by (used in) investing activities	(57)	(63)	(11)

Cash flows from financing activities
Shareholders contribution	333	—	—
Proceeds from borrowings	235	3	1,191
Repayment of long-term borrowings	(235)	—	(984)
Payment of financial lease obligation	(7)	(6)	(6)
Costs incurred in connection with debt refinancing	—	(5)	(49)
Net cash flows provided by (used in) financing activities	326	(8)	152

INCREASE (DECREASE) IN CASH AND BANK BALANCES	14	(169)	165
CASH AND BANK BALANCES AT BEGINNING OF YEAR	175	346	180
Translation difference	3	(2)	1
CASH AND BANK BALANCES AT END OF YEAR	192	175	346

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

The operations of Concordia consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major parts of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Concordia also operates extensive intercity express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region. The operations are conducted through wholly-owned subsidiaries of Concordia Bus Nordic AB. Concordia Bus Nordic AB has no independent assets or operations other than its shares in these subsidiaries.

Accounting principles

The consolidated financial statements of the Concordia Bus Group have been prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”) and thus have been prepared in accordance with recommendations issued by the Swedish Financial Accounting Standards Council (“Redovisningsrådet”). The Concordia Bus Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between Swedish GAAP and U.S. GAAP are described in Note 30.

The same accounting policies and methods of computation are followed for the year ended February 28, 2006 consolidated financial statements as compared with the most recent annual financial statements. There has been a gradual transition in recent years to new Swedish recommendations of the Swedish Financial Accounting Standards Council which are based on and comply with IFRS. From March 1, 2007, Concordia Bus Nordic Holding AB are required to present its consolidated financial statements fully in accordance with International Financial Reporting Standards (IFRS). The impact of the adoption of the IFRS is not expected to be material for the Goup´s consolidated financial position. As the company already follow IAS 32 and has now financial instruments, the only anticipated impact effect is the effect of non-amortiziation on goodwill.

Currency

These financial statements have been prepared in SEK. References to “SEK”, “Swedish krona” or “Swedish kronor” are to Swedish currency.

Consolidated Financial Statements

The Consolidated Financial Statements have been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Board (“Redovisningsrådet”) concerning consolidated financial statements. The consolidated Income Statements and Balance Sheets of Concordia include all companies in which the Concordia Bus Nordic Holding AB, directly or indirectly, holds more than 50 percent of the voting rights.

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

CPTA contracts generally provide Concordia with fixed fee revenue in return for the contracted bus services. Accordingly, all ticket revenues collected by Concordia on such contracts, referred to as gross agreements, are forwarded to the local public transportation authorities, and Concordia receives its fixed fees regardless of the number of passengers transported. Under some contracts, Concordia receives fees from the local transportation authority after providing services. Under other contracts, Concordia receives fees in advance of providing services. Regardless of the timing of receiving the fees from the local public transportation authorities, Concordia recognizes revenue on a straight-line basis over the period of the contract and, accordingly, accrues for earned fee revenue or defers unearned fee revenue as appropriate. Such fixed fees are generally subject to periodic adjustment for certain changes in costs incurred or cost indices. In recognizing the fee revenue over the period of the contract, Concordia records adjustments to the fee revenue during the contract period based on the agreed cost adjustment mechanism contained in the contracts. Revenues earned by Concordia on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported. Revenues for these contracts are recognized on the date of travel by the passenger.

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

Revenue also includes rental income, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities is recognized when the product is delivered or the service is performed or, in terms of leasing revenues, on a straight-line basis over the term of lease.

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

Depreciation and Amortization

Depreciation and amortization is computed based on an asset’s expected useful life and its depreciable amount. The depreciable amount is computed as the difference between cost of acquisition and the expected residual value of the asset at the end of its useful life. Depreciation is computed using a straight-line method based on the following percentages:

Goodwill	5-20%
Equipment, tools, fixtures and fittings	10-33%
Public Service Vehicles (“PSV”)	7.15-33%
Buildings	3.33-5%
Land improvements	3.75-5%

Goodwill pertaining to the acquisition of Ingenior M.O Schoyens Bilcentraler A/S is amortized over 20 years, which is based on the company’s strong strategic position in the Norwegian marketplace and its well established brand in this market.

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

In our valuation of all units we have relied on the income approach and the market approach to estimate the fair value of the equity. In using the income approach, we utilized the discounted cash flow method variation and estimated the fair value of the equity based in anticipated cash flows of several years, plus terminal value at the end of the time horizon and discounted these items to their present value using an appropriate rate of return. In addition, we used the guideline company method of the market approach. In using the guideline company approach, we estimated the value of the reporting unit by comparing the reporting unit to similar businesses whose securities are actively traded in the public market.

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

Loss making contracts

A significant portion of Concordia’s revenues are derived from five to eight- year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. Concordia records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct and indirect costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation. Concordia Bus normally has multiple contracts with the CPTAs (Contract Public Transportation Authority). In most of the cases the different contracts with the same CPTA are closely connected to each other. The contracts share the same resources (staff, equipment, vehicles and premises). Often the contracts also are related for other reasons. Concordia sign several contracts at the same time where some are loss making and some are profit making. In instances where the cash flows from such contracts are interrelated, provisions for loss making contracts are measured by group contracts, however in no instance on a higher level than by CPTA. Concordia also sign contracts to maximize the usage of the capacity in the resources. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

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

Diesel derivatives entered into in order to obtain a more secure price level are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded at the same time as the hedged item is recorded. Diesel derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as an operating cost in the statement of operations.

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

Cash flow statement

The cash flow statement is derived from the statement of income and other changes between the opening and closing balance sheets, eliminating the effect of currency translation differences. The cash and bank balances in the cash flow statement include securities, time deposits and other short term deposits. Cash includes cash and bank balances, excl. restricted cash, is the outstanding balance for the cheque account connected to the group cheque account, where Concordia Bus Nordic AB is the contracting part with the bank.

Retirement indemnities

Various insurance companies manage Concordia’s pension plans. In all of these plans, the pension liability corresponds to the pension obligation as determined by actuarial calculations. Pension plans for active personnel are funded under a multiemployer plan and through defined contribution plans. Pension programs for active personnel are funded through monthly payments of pension premiums. Provisions are made in the balance sheet for former personnel.

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

Segment information

Concordia operates within three bus transportation markets which are Concordia’s main reportable segments: contractual public bus transportation “CPTA”, scheduled intercity bus services (express bus services); and coach hire services. In Norway and Finland the group operates within the contractual public bus transportation segment only.

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

Note 2. Primary segments—market types

Revenue by segment:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
CPTA—Sweden	3,320	3,407	3,486
CPTA—Sweden, sales to other segments	34	34	37
Total CPTA—Sweden	3,354	3,441	3,523
CPTA—Norway	365	450	365
CPTA—Finland	403	415	391
Total CPTA	4,122	4,306	4,279
Express	364	337	327
Interbus—external customers	136	117	110
Interbus—sales to other segments	25	25	27
Total bus operations	4,647	4,785	4,743
Other revenue and group elimination	36	27	18
Total revenue	4,683	4,812	4,761

Sales to one single customer represent 34%, 30%, and 28%, of total consolidated net sales for the years ended February 2006, 2005 and 2004, respectively.

Operating profit (loss) by segment:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
CPTA—Sweden(1)	(169)	(162)	(57)
CPTA—Norway(2)	9	(7)	(11)
CPTA—Finland(3)	(18)	(18)	(24)
Total CPTA	(178)	(187)	(92)
Express	13	29	34
Interbus	1	4	3
Total Express and Interbus	14	33	37
Total bus operations	(164)	(154)	(55)
Head office items and others(4)	(118)	(102)	(53)
Total operating loss	(282)	(256)	(108)

Total operating loss, above, includes costs for loss making contracts and restructuring costs of SEK 86, SEK 127 and SEK 40, respectively, for the years ended February 28, 2006, February 28, 2005 and February 29 2004.

(1)           Includes SEK 77, SEK 90 and SEK 47, respectively, costs for loss making contracts and restructuring costs for the years ended February 28, 2006, February 28, 2005 and February 29 2004.

(2)           Includes SEK 5, SEK 7 and SEK 8, respectively, of costs for loss making contracts for the years ended February 28, 2006, February 28, 2005 and February 29 2004.

(3)           Includes SEK 0, SEK 3 and SEK 1, respectively, of costs for loss making contracts for the years ended February 28, 2006, February 2, 2005 and February 29 2004.

(4)           Includes SEK 14 and 47 of restructuring costs for the years ended February 28, 2006 and February 28 2005.

Identifiable assets by segment:

	February 28, 2006	February 28, 2005
CPTA—Sweden	1,246	1,287
CPTA—Norway	481	354
CPTA—Finland	180	194
Total CPTA	1,907	1,835
Express	96	157
Interbus	60	57
Subtotal Express and Interbus	156	214
Total bus operations	2,063	2,049
Real estate	0	1
Head Office assets and group eliminations	105	236
Total assets	2,168	2,286

Identifiable liabilities by segment:

	February 28, 2006	February 28, 2005
CPTA—Sweden	698	655
CPTA—Norway	77	59
CPTA—Finland	79	78
Total CPTA	854	792
Express	50	40
Interbus	33	29
Subtotal Express and Interbus	83	69
Total bus operations	937	861
Head Office liabilities and group eliminations	1,581	1,569
Total liabilities	2,518	2,430

Investments in intangible, tangible and financial fixed assets by segment:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
CPTA—Sweden	28	55	19
CPTA—Norway	94	35	3
CPTA—Finland	0	0	0
Total CPTA	122	90	22
Express	0	4	1
Interbus	8	11	0
Total Express and Interbus	8	15	1
Total bus operations	130	105	23
Head office items and others	5	12	58
Total investments in intangible, tangible and financial fixed assets	135	117	81

Reconciliation to statements of cash flows:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Investments in buildings, land, vehicles, equipment, tools, fixtures and fittings	114	108	32
Investments in intangible assets	1	—	—
Costs incurred and capitalized in connection with debt refinancing	—	5	49
Non-cash investment	20	4	—
Total investments in intangible, tangible and financial fixed assets	135	117	81

Depreciation, amortization and write-downs by segment:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
CPTA—Sweden	215	249	226
CPTA—Norway	39	42	29
CPTA—Finland	20	30	28
Total CPTA	274	321	283
Express	10	13	18
Interbus	8	10	10
Total Express and Interbus	18	23	28
Total bus operations	292	344	311
Buildings	0	0	0
Head office items and others	8	6	20
Total depreciation	300	350	331

Note 3. Secondary segments—marketing areas

Revenue by country:

Revenue	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Sweden	3,877	3,924	3,986
Norway	398	466	379
Finland	408	422	396
Total revenue	4,683	4,812	4,761

Assets by country:

Assets	February 28, 2006	February 28, 2005
Sweden	1,507	1,738
Norway	481	354
Finland	180	194
Total assets	2,168	2,286

Investments in intangible, tangible and financial fixed assets by country:

Investments	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Sweden	41	82	78
Norway	94	35	3
Finland	0	0	0
Total investments in intangible, tangible and financial fixed assets	135	117	81

Reconciliation to statements of cash flows:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Investments in buildings, land, vehicles, equipment, tools, fixtures and fittings	114	108	32
Investments in intangible assets	1	—	—
Costs incurred and capitalized in connection with debt refinancing	—	5	49
Investment according to Statement of cash flows	115	113	81
Non-cash investments	20	4	—
Total investments in intangible, tangible and financial fixed assets	135	117	81

Note 4. Net revenue

Net revenue is comprised of revenue from bus services, rental income, sale of fuel including diesel and revenues from engineering services provided to external customers.

Revenue by type	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Revenue from regular bus services	4,552	4,726	4,663
Rent, external engineering and diesel revenues	31	34	47
Other revenues	100	52	51
Total revenues	4,683	4,812	4,761

Note 5. Costs of services provided

Direct costs of services provided are included, along with other costs, in the following cost categories in the statements of operations: fuel, tires and other consumables; other external costs; personnel costs; depreciation and amortization. The direct costs of services included in these cost categories were as follows:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Driver’s costs	2,171	2,287	2,290
Depreciation of PSV and operating lease charges	689	736	676
Fuel, tires, other consumables and other direct costs	1,379	1,254	1,170
Total costs of services provided	4,239	4,277	4,136

Note 6. Other external costs

Audit fees (in thousands of SEK)	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Deloitte & Touche AB
Audit and audit related fees	3,276	2,738	4,144
Other services	—	—	—
Total	3,276	2,738	4,144

Ernst&Young AB
Audit and audit related fees	1,822	—	—
Other services	—	—	—
Total	1,822	—	—
Total audit fees	5,098	2,738	4,144

Audit and audit related fees represent the independent auditors’ examination of the financial statements and quarterly reports. The audit and audit related fees also represent fees in conjunction with the auditor’s examination of significant decisions, actions taken and circumstances of Concordia in order to be able to determine the possible liability to the Company of any Board Member or the Managing Director or whether they have in some other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. Audit and audit related fees also include professional services in connection with the offering of debt securities of Concordia. All other services provided are included in “other services”.

Leasing charges	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Leasing charges for the year (operating leases)	427	428	388
Total	427	428	388

For the years ended February 28, 2006, February 28, 2005 and February 29, 2004, Concordia had 1,571, 1,470, and 1,317 buses, respectively, under operational leasing contracts. The total debt for these buses amounts to SEK 2,013 for the year ended February 28, 2006, SEK 1,935 for the year ended February 28, 2005, and SEK 1,952 for the year ended February 29, 2004. Concordia also has properties under operational leasing contracts in which it conducts business.

Total future minimum lease payments discounted for each of the periods are as follows:

	February 28, 2006	February 28, 2005
—Vehicles (Buses)	1,020	829
—Properties	39	46
Total	1,059	875

The present value of the future leasing payments at February 28, 2006 is payable as follows:

	Total	Less than a year	1-3 years	3-5 years	More than 5 years
—Vehicles (Buses)	1,020	201	280	296	243
—Properties	39	7	16	16	—
Total	1 059	208	296	312	243

The following is a schedule, by year, of future gross rental payments under operating leases as of February 28, 2006, should we keep our current operational leased buses through all contractual terms.

Years Ending:
February 28, 2007	331
February 28, 2008	280
February 29, 2009	244
February 28, 2010	243
February 28, 2011	269
Later years	646
Total	2,013

Note 7. Personnel costs

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
AVERAGE NUMBER OF EMPLOYEES
Total company of which:	6 299	6,949	7,512
Men	5 381	6,101	6,467
Women	918	848	1,045
Finland of which	645	766	750
Men	608	725	723
Women	37	41	27
Norway of which	502	611	580
Men	477	577	531
Women	25	34	49
Sweden of which:	5 152	5,572	6,182
Men	4 296	4,799	5,213
Women	856	773	969

SALARIES AND OTHER REMUNERATIONS
Board of Directors and President*	7	5	5
Other employees in Sweden	1 425	1,450	1,476
	1 432	1,455	1,481
Subsidiaries abroad
Finland, Board of Directors and President	2	2	1
Finland, other employees	193	205	197
Norway, Board of Directors and President	1	2	2
Norway, other employees	167	232	183
TOTAL	1 795	1,896	1,864
Employer’s contribution for national social security purposes	650	672	708
Of which pension costs to other employees	119	124	161
Of which pension costs to Board of Directors and President	2	2	2

*              Numbers for the group represent Board of Directors and presidents in all Swedish subsidiaries. Remunerations to the former president of Concordia Bus Nordic AB was paid out by Concordia Bus Management AS and was included as corporate costs charged to Concordia Bus Nordic AB, and therefore not included in the above table as personnel costs for the year ended in February 2004. As of June 2004 the president was employed by Concordia Bus Nordic AB and therefore included in the above table as personnel costs for the years ended February 28, 2005 and 2006.   The former CFO resigned from Concordia Bus on June 30, 2004.  He received a termination payment of SEK 2 million.

	February 28, 2006		February 28, 2005		February 29, 2004
Board members and senior management	Number	Thereof men	Number	Thereof men	Number	Thereof men
Board members	24	96%	24	100%	13	100%
Managing directors and other members of senior management	27	89%	28	88%	21	90%

Compensation

In the event of termination of employment, members of senior management within the Concordia Bus group are entitled to a maximum of 12 months’ compensation. The 12 months´ is divided in th the following components;

1)  As a basis, both the company and the officer must give 6 months’ notice of termination as a mutual term. 2).  In addition, another 6 months’ compensation is payable in the event the employment is terminated by the company.  “Senior management” includes the parent company’s shief executive officer and chief financial officer as well as managing directors of subsidiaries.  Agreements covering the aforesaid have been entered into with managing directors in two of the subsidiaries during the year.

Note 8. Depreciation, amortization and write-downs

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Goodwill	14	13	13
Buildings and land	1	0	0
Equipment, tools, fixtures and fittings	13	18	20
Vehicles	272	319	298
Total	300	350	331

For information concerning the useful lives of the assets, please see Note 1. Organization and Accounting Principles—Depreciation.

Note 9. Interest income

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Other interest income	4	3	5
Total	4	3	5

Of the total interest income above, SEK 4, SEK 3 and SEK 5 has been received during the years ended February 28, 2006, February 29, 2005, and February 28, 2004, respectively.

Note 10. Interest expense and other similar items

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Interest expense on loan from affiliated companies	(26)	(32)	(24)
Interest expense on loans from credit institutions	(7)	(1)	(70)
Interest expense on senior secured notes	(112)	(108)	(11)
Amortization of deferred financing fees	(10)	(10)	(6)
Write-off of unamortized deferred financing fees	—	—	(25)
Exchange rate gains and losses, net	(46)	18	(7)
Other financial costs	(77)	(11)	(8)
Total	(278)	(144)	(151)

Paid interest expense during the years ended February 28 2006, SEK 187, February 28 2005, SEK 136, and February 29 2004, SEK 163.

Note 11. Income taxes

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Income taxes paid / (repaid)	(1)	(1)	1
Income taxes on group contributions	—	—	—
Deferred income taxes	—	2	82
Total	(1)	1	83

Difference between statutory income tax rate and effective rate of income tax benefit:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Loss before income taxes	(544)	(397)	(254)
Tax at Swedish statutory rate of 28%	152	111	71
Tax effect regarding non-taxable items	(1)	(1)	1
Tax effect regarding goodwill amortisation	(4)	(4)	(4)
Tax effect of tax losses from previous years not previously recognized in the balance sheet	—	—	15
Tax loss carry forwards for which no deferred tax asset has been recognized	(148)	(105)	—
Total income tax benefit	(1)	1	83

The income tax rates in Sweden, Norway and Finland are 28%. The tax loss carry forward is based on the loss before tax with adjustments for non deductible/non-taxable revenues/costs. Concordia Bus Nordic Holding AB group had unrecorded accumulated tax loss carry forwards amounting to SEK 854, SEK 252 and SEK 65 at February 28, 2006, 2005 and February 29, 2004, respectively. The losses can only be used in the countries where they arise and in Sweden they can be used without time limitation. The indirect subsidiary Concordia Bus Finland Oy Ab has accumulated tax loss carry forwards of SEK 137 of which SEK 11 can be used until 2011, SEK 4 until 2012, SEK 14 until 2013, SEK 23 until 2014, SEK 20 until 2015, SEK 22 until 2016 and SEK 43 can be used without time limitations. The indirect subsidiary IngeniØr M.O. SchcØyens Bilcentraler AS does not have any tax loss carry forwards.

Temporary differences arise in instances where assets or liabilities are valued differently for tax purposes. Temporary differences have resulted in deferred tax assets as follows:

	February 28, 2006	February 28, 2005

Provision for loss making contracts	5	16
Tax loss carry forward	239	71
Valuation on receivables	23	23
Other temporary differences	7	2
Valuation allowance	(274)	(112)
Total deferred income tax asset	—	—

Note 12. Intangible assets

Goodwill	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	312	302
Acquisition cost	1	—
Translation difference	15	10
Ending balance	328	312
Accumulated depreciation
Beginning balance	(103)	(89)
Depreciation for the year	(14)	(13)
Translation difference	0	(1)
Ending balance	(117)	(103)
Net book value, ending balance	211	209

Note 13. Tangible assets

Buildings and land	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	3	3
Purchases	3	0
Sales/Disposals	0	0
Ending balance	6	3
Accumulated depreciation
Beginning balance	(1)	(1)
Sales/Disposals	0	0
Depreciation for the year	(1)	(0)
Ending balance	(2)	(1)
Net book value, ending balance	4	2
Tax assessment value	—	—

The tax assessment value is the basis used by the tax authorities for computing property taxes. Concordia Bus does not own any property. Building and land consists of construction work on leased property.

Equipment, tools, fixtures and fittings	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	235	245
Purchases	16	12
Sales/Disposals	(22)	(22)
Translation difference	1	—
Ending balance	230	235
Accumulated depreciation
Beginning balance	(208)	(211)
Sales/Disposals	22	21
Depreciation for the year	(13)	(18)
Translation difference	(1)	—
Ending balance	(200)	(208)
Net book value, ending balance	30	27

Vehicles	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	3,318	3,526
Purchases	116	100
Sales/Disposals	(430)	(306)
Translation difference	7	(2)
Ending balance	3,011	3,318
Accumulated depreciation
Beginning balance	(2,041)	(2,024)
Sales/Disposals	364	253
Depreciation for the year	(237)	(269)
Translation difference	0	(1)
Ending balance	(1,914)	(2,041)
Accumulated write-downs
Beginning balance	(49)	(11)
Sales/Disposals	28	12
Write-downs for the year	(35)	(50)
Ending balance	(56)	(49)

Net book value, ending balance	1,041	1,228

Included as purchases during the year ended February 28, 2006, are SEK 20 and during the year ended February 28, 2005 SEK 4, of investments in vehicles through financial lease agreements.

Note 14. Other financial fixed assets

Capitalized financing costs	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	54	49
Costs incurred in connection with refinancing	—	5
Ending balance	54	54
Accumulated amortization
Beginning balance	(11)	(1)
Amortization	(10)	(10)
Ending balance	(21)	(11)
Total	33	43

Operating lease deposit	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	5	5
Increase / (decrease) during the year	(3)	—
Ending balance	2	5

Note 15. Inventories

	February 28, 2006	February 28, 2005
Finished goods	30	33
Total	30	33

Finished goods primarily comprise fuel and spare-parts.

Note 16. Accounts receivable

Accounts receivable and related allowance for doubtful accounts was as follows:

	February 28, 2006	February 28, 2005
Accounts receivable	456	361
Less: Allowance for doubtful accounts	(15)	(16)
Net accounts receivable	441	345

As Concordia’s customers are primarily governmental, Concordia has not experienced significant uncollectibility problems historically. Changes in the allowance for doubtful accounts were as follows:

Allowance for doubtful accounts receivable:	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Beginning balance	(16)	(8)	(3)
Additions to allowance charged to expense	(3)	(9)	(5)
Accounts receivable written off against the allowance	4	1	0
Ending balance	(15)	(16)	(8)

Note 17. Accrued income and prepaid expenses

	February 28, 2006	February 28, 2005
Accrued income—CPTA	58	87
Other prepaid expenses and accrued income	64	56
Total	122	143

Note 18. Cash and bank balances

Included as cash and bank balances is the outstanding balance for the cheque account connected to the group cheque account, where Concordia Bus Nordic AB is the contracting part with the bank.

MSEK	February 28, 2006	February 28, 2005
Cash and bank balances	89	124
Restricted cash*	103	51
Total	192	175

* Restricted cash consists of refundable deposits in relation to guarantees made by a bank as security for the pension liability and commitments for three traffic contracts in Oslo, Norway.

Note 19. Provisions for pensions and other commitments

	February 28, 2006	February 28, 2005
Beginning balance	51	60
Change in accounting principle	—	(7)
Change in provision	(7)	(2)
Ending balance	44	51

	February 28, 2006	February 28, 2005
Accrued pension obligations	41	48
Other pensions commitments	3	3
Total	44	51

The Concordia Bus Group funds pension obligations based on the advice of external actuarial calculations and makes payments to a segregated fund managed by a specialist financial institution. Independent actuarial valuations are made on an annual basis based on the accrued benefit obligation. Pension costs are charged to the profit and loss account based on the changes in the actuarially calculated pension obligation calculated by external actuaries.

Pension plans for active personnel are funded under a multiemployer plan and through defined contribution plans. The total pension cost for the year was SEK 135, SEK 126 and SEK 165 for the years ended February 28, 2006, February 28, 2005, and February 29, 2004, respectively, of which SEK 4, SEK 10 and SEK 12 relates to costs for pension plans where the Company has a defined benefit obligation during the years ended February 28, 2006, February 28, 2005, and February 29, 2004, respectively.

For this financial year, a discount rate of 4.5-5.0% (5.25 – 5.5%) has been used to calculate the accrued benefit obligation depending on in which country the obligations are held.

The liability for pension obligations in Norway and for certain retired employees of the subsidiary Swebus AB, who were employed during a period when Swebus did not operate a company pension scheme, is carried in the balance sheet. All pensions paid to such employees are charged against the provision. An independent actuarial valuation of the liability is carried out on an annual basis and any increase or decrease in the provision required is reflected in the profit and loss account.

Pension expense has been included in staff costs and is comprised of the following:

	February 28, 2006	February 28, 2005
Current service cost	2	5
Interest cost	9	10
Expected return on plan assets	(8)	(7)
Net actuarial losses (gains)	0	1
Past service cost	—	—
Employers contribution to social security	1	1
Net pension cost	4	10

The following table reconciles the funded status of defined benefit plans to the amounts recognised in the balance sheet:

	February 28, 2006	February 28, 2005
Present value of funded obligations	195	176
Present value of unfunded obligations	—	20
Unrecognised actuarial losses	(23)	(20)
Fair value of plan assets	(130)	(127)
Employers contribution to social security	2	1
Other	—	1
Amount at end of the year	44	51

As of the balance sheet date, actual market values of pension plan assets were as follows;

	February 28, 2006	Percent	February 28, 2005	Percent
Fixed income instruments, liquidity	86	66,1	82	64,6
Shares and other investment	44	33,9	45	35,4
Total	130	100,0	127	100,0

The expected nominal return from the Norwegian pension fund portfolio is approximately 5,5 percent per annum over a fem-year period, where inflation is assumued to be 2 precent per annum. The strategic allocation of plan assets is composed to give the expected average return, based on historical data.

The movements in the liability recognised in the balance sheet were as follows:

	February 28, 2006	February 28, 2005
At the beginning of year	51	53
Exchange differences	0	(3)
Net periodic cost	4	9
Expected pension payments	(11)	(10)
Employment contribution to social security	0	0
Other	—	2
At the end of year	44	51

Principal actuarial assumptions used to determine pension obligations were as follows:

February 28, 2006
Discount rates	4.5-5.0%
Expected return on plan assets	6.0%
Expected rate of salary increases	3.0%
Future pension increase	2.5%

Estimated benefits paid

Given the current actuarial calculation assumptions, Concordia expects the following benefit payments during the next five-year period.

	2006	2007	2008	2009	2010	2011 - 2015	Total
Expected benefits paid	11	15	14	13	13	54	120

The company expects to contribute 15 million to its pension plan in 2007 and its currenty projecting a funding level of 14 million in the year thereafter.

Note 20. Long-term liabilities to credit institutions and financial lease obligations

Non-current liabilities	February 28, 2006	February 28, 2005
Borrowings denominated in Euro	1,230	1,176
Loans due to affiliated companies	263	292
Other liabilities—financial lease obligations	32	20
Less: short-term portion	(24)	(300)
Total	1,501	1,188

Long-term liabilities include Euro 130 million of senior secured notes of Concordia Bus Nordic AB. The notes have a fixed annual interest rate of 9.125%, which is paid semi-annually (February 1 and August 1). The bonds mature in August 2009.

As a consequence of the Euro 130 million of notes, Concordia Bus Nordic Holding AB and its subsidiaries are obligated to follow certain financial restrictions which limit entering financial lease agreements or sale- and lease back agreements, making certain kinds of investments, disposing of assets and paying dividends to Concordia’s shareholder except in instances to enable such shareholder to fulfill its own debt service obligations. All of the aforesaid covernants were fulfilled as per February 28, 2006.

The issuer of the senior secured notes, Concordia Bus Nordic AB (publ), is a 100% owned subsidiary of Concordia Bus Nordic Holding AB. Concordia Bus Nordic Holding AB has fully and unconditionally guaranteed the payment of the notes. Concordia Bus Nordic AB (publ) is the parent company owning 100% of the shares in the operating subsidiaries of the Concordia Bus Group. Concordia Bus Nordic AB (publ) has no independent assets or operations. All subsidiaries of Concordia Bus Nordic AB (publ), other than minor dormant subsidiaries, have also fully and unconditionally guaranteed the payment of the notes. The guarantees of the subsidiaries and of Concordia Bus Nordic Holding AB are joint and several. As described in more detail in Note 22, the subsidiaries have also given pledges of certain collateral (both specific and floating charge certificates) as security for the senior secured notes.

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

Finnish Subsidiary Guarantee and Collateral.

The granting of guarantees and security is restricted under the Finnish Companies Act.  Enforcement of the Senior Note Guarantees and Collateral issued or granted by Concordia Finland may, in whole or in part, be limited to the extent that the undertaking by such subsidiary is deemed to be in conflict with the limitations set out in the Finnish Companies Act, including the corporate interest of Concordia Finland.  The determination shall be made, inter alia, on the basis of whether the undertaking was made for reasons so as to involve corporate benefit for (and be justified with grounds relating to the operations of) Concordia Finland and whether the guaranteed party is solvent for repayment of the guaranteed amount during the term of the undertaking.  The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or a part thereof, would violate the Finnish Companies Act.  Any such violation would render the Senior Note Guarantees and Collateral invalid and any payments made thereunder would be subject to recovery at least to the extent that they violate the Finnish Companies Act. The new Finnish Companies Act will enter into force on 1 September 2006. No prohibitions regarding granting of guarantees and security to related companies have been incorporated into the New Companies Act. The new Finnish Companies Act is applicable to guarantees and securities granted before 1 September 2006, if the enforcement of such guarantee takes place after 1 September 2006. However, under the general provisions of the new Finnish Companies Act, the the enforcement of a guarantee and security will remain limited to the extent it is deemed to be in conflict with the corporate interest of the respective subsidiary. The corporate interest shall be determined on the basis of whether the undertaking was made for business reasons so as to involve corporate benefit. Should this not be the case, any payments made under such guarantee and security would be subject to recovery to the extent that they violate the Finnish Companies Act. The interest on such recovery payments is deteremined in accordance with the reference rate determined in Section 12 of the Finnish Interest Act.

Norwegian Subsidiary Guarantee and Collateral.

The issuance of the subsidiary guarantee and the granting of the relevant security by the Norwegian subsidiary may be invalid under Norwegian law if such issuance and granting are not motivated by a legitimate business reason or corporate benefit for that subsidiary. In determining the sufficiency of the business reason or corporate benefit, a Norwegian court will consider whether or not the granting of the guarantee or security supported the object and the operations of that subsidiary. We have been advised by Norwegian counsel that they believe sufficient corporate benefit exists with respect to the note guarantee and collateral granted by the Norwegian subsidiary. However, there can be no certainty as to the sufficiency of the corporate benefit.

Loans due to affiliated companies

All loans due to affiliated companies has classified as long term.

Other liabilities

Financial lease obligations	February 28, 2006	February 28, 2005
Payable within 2-5 years	24	12
Payable after five years	—	0
Total long-term	24	12
Short-term portion	8	8
Total	32	20

During the financial year ended February 28, 2006, Interbus AB has entered into financial lease arrangements regarding three buses and Swebus Serviceresor has entered into financial lease arrangements regarding 20 buses. The lease cost is based on the depreciation according to an annuity method and a floating rate of interest.

The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 28, 2006:

Year ending
February 28, 2007	8
February 28, 2008	8
February 29, 2009	4
February 28, 2010	5
February 28, 2011	7
Later years	—
Total minimum gross lease payments	32
Less: Amount representing interest	(2)
Present value of minimum lease payments	30

Note 21. Accrued expenses and deferred income

	February 28, 2006	February 28, 2005
Deferred income—CPTA	136	125
Accrued employee costs	289	235
Accrued interest expenses	8	8
Other accrued expenses	149	90
Total	582	458

Note 22. Pledged assets and contingent liabilities

	February 28, 2006	February 28, 2005
Pledged shares and contingent liabilities for senior secured notes
Pledged shares in subsidiaries	820	382
Other pledged assets	955	1,099
Floating charge certificates	117	132
Other pledged shares and contingent liabilities
Other pledged assets	103	—
Guarantees and other contingent liabilities	—	—
Total	1,995	1,613

In January 2004 a refinancing of the Concordia Bus Group’s existing credit facilities was completed through the issuance of EUR 130 million of bonds. The proceeds received when issuing the bonds was used to repay existing credit facilities.

As security for the bonds, Concordia has pledged the shares in the operating subsidiaries, the foreign subsidiaries and the real-estate companies, the buses owned by Swebus Busco AB and IngeniØr M.O. SchØyens Bilcentraler AS (“SBC”), the operating receivables and fixed assets of SBC, and two internal loans to Swebus Busco AB and Swebus AB amounting to € 87 million and € 22 million respectively. The subsidiaries have pledged floating charge certificates amounting to SEK 117 million and have given guarantees relating to the bonds. See Note 20 regarding certain limitations on the enforcement of such guarantees and collateral pledges.

The following shares have been pledged for existing long-term liabilities:

	February 28, 2006	February 28, 2005
Concordia Bus Nordic AB	—	—
Shares in Swebus Fastigheter AB	21	21
Shares in Swebus AB	225	31
Shares in Swebus Express AB	14	14
Shares in Interbus AB	19	20
Shares in Concordia Bus Finland Oy Ab	54	50
Shares in Swebus Busco AB	234	1
Shares in IngeniØr M.O. SchØyens Bilcentraler AS	253	245
Total	820	382

Note 23. Other provisions

	February 28, 2006	February 28, 2005	February 29, 2004
Provisions for loss-making contracts
Beginning balance	53	80	46
Change in provision during the year	(35)	(27)	34
Ending balance	18	53	80

Provisions for loss making contracts have been made on an individual or aggregated basis depending on interdependency of cash flows for the contracts where contractual revenues do not cover the estimated costs. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

	February 28, 2006	February 28, 2005	February 29, 2004
Restructuring costs
Beginning balance	7	6	—
Provisions for restructuring	—	7	6
Provisions reversed against restructuring	(7)	(6)	—
Ending balance	—	7	6

Restructuring costs during financial year ended February 28, 2004 were primarily for employee termination benefits relating to the Gothenburg, Sweden depots which were closed during the financial year ended February 28, 2005.

Ending balance February 28, 2005, of SEK 7 million relates to costs for employees that have been terminated during the financial year ended February 28, 2005, for which there is no benefit to the Company.

Note 24. Net loss per share

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Shares issued and outstanding	300	300	300
Net loss (millions)	(557)	(396)	(171)
Net loss per share (in thousands of SEK)	(1,856)	(1,320)	(572)

Net loss per share is computed by dividing net loss by the weighted- average number of shares outstanding during the year. There were no dilutive securities outstanding during the periods presented and the number of shares has been unchanged.

Note 25. Financial risk management and financial derivatives

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Concordia is exposed are:

•                  Interest rates on debt;

•                  Credit and counterparty risk;

•                  Foreign exchange rates;

•                  Fuel prices; and

•                  Inflation.

All risk management takes place centrally and in accordance with a financial policy established by the Board of Directors.  The Concordia Bus group uses derivative instruments as part of its financial risk management in order to limit currency, interest and diesel price exposures.  As per February 28, 2006, the company held no derivative instruments with respect to currency, interest and commodity risks due to the fact that the company had not received the necessary credits in order to enter into derivative contracts.

Interest Rate Risk

“Interest rate risks” refers to the risk that changes in market interest rates will negatively affect the group’s net interest items.  How quickly changes in interest affect net interest items depends on the fixed interest period of the loan.

The group is primarily exposed to interest risks as a consequence of the company’s financial and operational leasing. The leasing fees and interest are based, among other things, on a variable market interest rate.

Based on the nominal value of the leasing liabilities in the amount of SEK 2,000 million as per February 28, 2006, an increase in the interest rate by one percentage point would increase the leasing cost by SEK 20.1 million for the following financial year.

Credit and Counterparty Risk

Concordia’s financial transactions lead to credit risks towards financial counterparties. Concordia’s financial policy states that credit risk shall be reduced through only accepting counterparties with high credit rating and through fixed credit limits. On February 28, 2006, Concordia had no counterparty exposure.

Commercial credit risks are limited through a diversified customer base with high credit ratings. A provision has been recorded for accounts receivables, which have been estimated to be doubtful of collection.

Foreign Exchange Risk

Exchange rate exposure exists in conjunction with payment flows in foreign currencies (transaction exposure) and in conjunction with the translation of the balance sheet and income statements of subsidiaries to Swedish kronor (translation exposure).

Transaction exposure – Concordia is exposed to currency fluctuations on its bond loans which have been raised in euros. The group’s financing policy states that all exchange rate exposure for the coming 12 months which results in an exchange rate loss in excess of 3 million in the event of a 10 per cent devaluation of the Swedish crown must be hedged to at least 50 percent. Concordia has not received the necessary credits in order to enter into derivative contracts for hedging.

Based on the group’s interest payments in the amount of EUR 11.9 million for the upcoming twelve months, the interest expense would increase by SEK 11.2 million in the event the Swedish crown declines in value by 10 percent relative to the euro as per February 28, 2006.

The group is also exposed to currency rate fluctuations as a consequence of its purchases of diesel.  Diesel is purchased on the international commodities market in US dollars.  Through its revenues index in its CPTA contracts, the group is compensated to an extent for changes in the diesel price.  According to our calculations, this index compensation reduces by 5/% the exposure to diesel price changes.  The Concordia group had no diesel derivatives as per February 28, 2006.  Based on the budgeted diesel consumption, a 10 percent decline in value of the Swedish crown compared to the US dollar would increase the diesel cost by SEK 14.1 million for the next financial year.

Translation exposure – Concordia currency exposure with respect to translation of foreign subsidiaries is normally not hedged.

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

Based on the budgeted diesel consumption, an increase of one US dollar/ton would increase diesel costs by SEK 0.2 million for the 12-month period beginning March 1, 2006.

Inflation

Inflation had no material impact on our operations during the year ended February 28, 2006. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

Note 26. Fair value of financial instruments

The carrying amounts of Concordia’s categories of financial fixed assets, accounts and other current receivables, cash and cash balances approximated their respective fair values at February 2006, February 28, 2005 and February 28, 2004. Similarly, the carrying amounts of Concordia’s categories of non-current liabilities and current liabilities approximated their respective fair values at February 28, 2006,February 28, 2005 and February 29, 2004. Concordia had no derivate financial instruments during the financial year 2006

Note 27. Going concern matters

Concordia Bus Nordic AB has interest-bearing liabilities amounting to SEK 1,263 million, including financial leasing agreements but excluding operational leasing agreements.  The Company’s ability to pay interest and make loan repayments on the outstanding bond loan and other obligations is dependent on the underlying subsidiaries capacity to generate sufficient profits and cash surplus available for distribution. It is evident from the consolidated income statement of the Company as per February 28, 2006 that profits from the underlying subsidiaries are insufficient to cover the parent company’s costs for the financial year March 1, 2005 — February 28, 2006. Available cash flow has however been sufficient to meet all financial commitments.

The Concordia Bus group has historically accumulated significant deficits causing the Concordia Bus Nordic AB group equity to become negative. Even though cash flow from operations, including investments and working capital changes, has been negative, cash and bank balances have improved.  The issue of the conditions for continued operation of the group’s business came to a critical point in 2005, leading to a restructuring of the capital structure of the parent company, Concordia Bus AB. On July 22, 2005, Concordia Bus AB announced that they had entered into an agreement regarding a restructuring of Concordia Bus AB with an ad hoc committee, representing not less than 75% of the bondholders in the bond loan issued by Concordia Bus AB, and the shareholder of Concordia Bus AB. The ad hoc committee was an informal group representing the majority of the bondholders in Concordia Bus AB’s bond loan. According to the agreement, the bondholders have waived the entire loan of Euro 160 million, including accrued interest, in exchange for shares in Concordia Bus AB corresponding to 97.5% of the share capital. The restructuring was carried out on October 4, 2005.  In connection with the reorganization, Concordia Bus AB received a loan of Euro 45 million from its new shareholders in order to cover the reorganization costs and to strengthen the liquidity in the group.  In connection with the annual accounts, the subsidiaries, Swebus AB and Swebus Busco AB, have received equity through a shareholder’s contribution from Concordia Bus Nordic Holding amounting to SEK 800 million, in order to strengthen equity in these two companies.

The replacement of the Euro 160 million bond loan with share capital to the same amount has restored the group’s equity and the liquidity contribution represented by the 45 M Euro loan been crucial for the assumption regarding continued operation of the business at the time of preparation of this annual report.

The group’s long-term ability to continue its operations is dependent on continued cost saving measures, the ability to enter into new traffic contracts and on the group succeeding in future procurements, thereby improving cash flow and results from the operations. The group’s reduced indebtedness provides an improved cash flow in the financing operation. In addition, Concordia Bus Nordic AB and its subsidiaries are continuing to implement radical changes in the operational business as well as changes in the administrative structure and also certain changes in the company’s capital structure. The group also sees signs of significant improvement in the compensation levels in new contracts with CPTAs.  The business plan that has been prepared in connection to the restructuring shows an improvements in the result by 200 million in the coming year and an operating result without loss in two years’ time.

Up to quarter 3 in the subsequent year ending February 28 2007, the Concordia Bus Nordic AB group showed a Net Loss reduction of 291 M SEK and a positive cash flow of 81 M SEK. The Net Loss reduction comes from replacement of old loss making contracts with new contracts including improved compensation terms as well as from improved operational efficiency leading to cost reductions. Also, the company has no restructuring costs in the subsequent year ending February 28 2007, as was the case in the year ending February 28 2006.

Note 28. Subsidiaries of Concordia

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

Note 29. Related party transactions

Two of the supervisory board members of Concordia Bus BV, the ultimate parent company of Concordia Bus Nordic Holding AB, are appointed by Schøyen Gruppen A/S (“Schøyen Group”) and two are appointed by Bus Holdings S.A.R.L, an affiliate of Goldman Sachs International, both companies being shareholders of Concordia Bus BV. Each director may have received compensation for services in that capacity. Erik Linnarsson, a partner at the Law Firm appointed by the company (Advokatfirman Lindahl HB), has acted as board member of some Concordia’s operating subsidiaries.

Under a lease arrangement with Schøyen Group, the subsidiary Ingeniør M.O. Schøyens Bilcentraler A/S, Schøyen Group has leased depots and other real property, for a period of ten years ending in 2009. The rents paid were SEK 11 million, SEK 14 million, and SEK 13 million for the years ended February 28, 2006, February 28, 2005, and February 29, 2004, respectively.

Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to the company and its subsidiaries. A management fee has been charged to the company and its subsidiaries for services amounting to SEK 0 million, SEK 11 million, and SEK 15 million for the years ended February 28, 2006, February 28, 2005, and February 29, 2004, respectively.

External debt has been raised by the company and its direct parent Concordia Bus AB. Such external debts has partly been used to finance operations in subsidiaries within the group. Concordia Bus Nordic Holding AB had a net current liability to affiliated companies amounting to SEK 292 million on February 28, 2005. As part of the restructuring of Concordia Bus AB in the year ending February 29 2005 this liability was settled. Interest on this liability has been paid amounting to SEK 27 million, SEK 32 million and SEK 24 for the years ended February 28, 2006, February 28, 2005, and February 28, 2004, respectively from Concordia Bus Nordic Holding AB to companies within the Concordia Bus BV group.

In connection with the termination of certain key employees during the years, Concordia Bus Nordic AB has transferred funds to the Schøyen Group to an amount of NOK 1,005 thousand to settle shareholder loans.

As of October 2005, Concordia Bus AB and its subsidiaries ceased to be part of the Concordia Bus BV group. Thereafter related party transactions with Schøyen Gruppen A/S, Bus Holdings S.A.R.L, Concordia Bus BV, Concordia Bus Management A/S and Concordia Bus Holding has ceased to exist. At the same time Erik Linnarsson left all formal assignments with companies in the Concordia Bus AB group.

As a result of the restructuring executed in October 2005 a new supervisory board of the company and its parent, Concordia Bus AB, was nominated. One Director as well as one nominee of these board’s, are employees of Blue Bay Asset Management, a company who control 27% of the shares in Concordia Bus AB.  These two individuals may receive fees in capacity as board member.

The company owes a debt to its parent company, Concordia Bus AB, amounting to SEK 271 million.  Interest has been paid during the year amounting to SEK 26 million.  For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness - Subordinated Shareholder Loan from Concordia Bus AB”. During the year, Concordia Bus AB has provided services to Concordia. Compensation for these services amounts to SEK 4 million.

During the year, two stock option programs have been established which covers the parent company’s management as well as directors of the supervisory board. The number of stock options is in total 1 356 569. Each option entitles to exercise 1 ordinary share each, in the year 2008. All stock options have been valued in accordance with the Black & Scholes method.  The stock options represents an increase in the share capital in Concordia Bus AB, resulting in a dilution of 6.5% of existing shareholders.

During the year, Concordia Bus AB paid Goldman Sachs International and Schøyen Gruppen AS, €1,500,000 each. These amounts represents as a contribution to unwind the Concordia Bus BV group of companies according to the restructuring agreement.

The Directors of the supervisory board of is of the opinion that the fees paid to the company’s close affiliates are at a level with the fees which would have been paid between independent parties.

Note 30. Reconciliation to accounting principles generally accepted in the United States of America

Accounting policies used by the Concordia Bus Nordic Holding AB and subsidiaries conform with accounting Swedish GAAP which differs in certain significant respects from U.S. GAAP. Below are descriptions of these differences and a reconciliation of net loss, shareholder’s equity and cash flows to U.S. GAAP.

	Note	Year Ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
Net loss under Swedish GAAP		(557)	(396)	(171)
Adjustments:
Goodwill amortization	(a)	14	13	13
Pensions	(c)	3	0	2
Derivative financial instruments	(e)	(1)	1	26
Sale-leaseback of real estate	(f)	7	4	15
Lease classification	(g)	(2)	(4)	(6)
Restructuring	(h)	—	(6)	6
Tax effect of U.S. GAAP adjustments		(2)	3	(12)
Net loss under U.S. GAAP		(538)	(385)	(127)
Weighted-average number of shares outstanding		300	300	300
Primary and diluted net loss per share under U.S. GAAP (in thousands of SEK)		(1,793)	(1,283)	(425)

	Note	February 28, 2006	February 28, 2005
Shareholder’s equity under Swedish GAAP		(350)	(144)
Adjustments:
Goodwill amortization	(a)	46	32
Push-down accounting	(b)	570	570
Pensions	(c)	(7)	(10)
Refund from defined contribution pension plan	(d)	54	54
Derivative financial instruments	(e)	0	1
Sale-leaseback of real estate	(f)	(24)	(31)
Lease classification	(g)	(22)	(21)
Restructuring	(h)	—	—
Tax effect of U.S. GAAP adjustments		0	2
Shareholder’s equity under U.S. GAAP		267	453

Under Swedish GAAP, Concordia’s cash flow statements are presented in accordance with the Swedish Financial Accounting Standards Council’s recommendation No. 7. These statements present substantially the same information as is required under U.S. Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows,” although the classification of certain items is different.

A reconciliation of Concordia’s operating, investing and financing activities, classified in accordance with U.S. GAAP, from the amounts shown in the Swedish GAAP cash flow statement, are as follows:

	Note	Year Ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
Cash flows provided by (used in) operating activities, Swedish GAAP		(255)	(98)	24
Lease classification	(g)	10	12	12
Cash flows provided by (used in) operating activities, U.S. GAAP		(245)	(86)	36
Cash flows used in investing activities, Swedish GAAP		(57)	(63)	(11)
Restricted cash	18	(52)	(51)	—
Cash flows used in investing activities, U.S. GAAP		(109)	(114)	(11)
Cash flows provided by (used in) financing activities, Swedish GAAP		326	(8)	152
Lease classification	(g)	(10)	(12)	(12)
Cash flows provided by (used in) financing activities, U.S. GAAP		316	(20)	140
Net increase (decrease) in cash and bank balances		(38)	(220)	165

There were no significant non-cash investing or financing activities during either of the years presented above other than that Concordia entered into capital leases resulting in the recognition of capitalized vehicle costs and related capital lease obligations of SEK 20 for the year ended February 28, 2006 and SEK 4 for the year ended February 28, 2005 and SEK 37 million for the year ended February 29, 2004.

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

Concordia’s defined benefit pension plan for Swedish retirees is unfunded and has 568 plan participants at February 28, 2006.

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

The amounts computed in accordance with U.S. GAAP as shown below relate to the defined benefit pension plans described previously:

	2006	2005	2004
Change in benefit obligation:
Benefit obligation beginning of the year	194	192	196
Service cost	2	5	4
Interest cost	9	10	11
Actuarial (gains) losses	(7)	(6)	(1)
Benefits paid	(17)	(15)	(16)
Other	10	8	(2)
Benefit obligation end of the year	191	194	192
Change in plan assets:
Fair value of plan assets at the beginning of the year	127	116	116
Actual return on plan assets	8	7	7
Employer contributions	2	4	4
Benefits paid	(8)	(9)	(6)
Other	1	9	(5)
Fair value of plan assets at the end of the year	130	127	116
Funded status	(62)	(67)	(76)
Unrecognized net actuarial loss	13	9	14
Accrued benefit obligation	(49)	(58)	(62)
Components of net pension cost:
Service cost	2	5	4
Interest cost	9	10	11
Expected return on plan assets	(8)	(7)	(7)
Amortization of net actuarial gain	—	—	—
Social charges	(2)	1	—
Net pension cost	1	9	8
Weighted-average assumptions at year end:
Discount rates	5.3-6.5%	5.3-6.5%	5.5-7.0%
Expected return on plan assets	4,5%	5.5%	6.0%
Rate of compensation increases	3,0%	3.3%	3.0%
Inflation rates	2,0%	2.0%	2.0%

A reconciliation of the above disclosures, which are combined for Concordia’s three defined benefit plans, to the amounts recorded in the balance sheet is as follows:

	February 28, 2006	February 28, 2005
Norwegian plan with net prepaid pension asset	1	9
Norwegian plan with net pension obligation	(2)	(15)
Swedish plan with net pension obligation	(46)	(52)
Net accrued pension benefit obligation	(48)	(58)

In regards to the plans having a net pension obligation, the following is the funded status of those plans on a combined basis, before consideration of unrecognized items:

	February 28, 2006	February 28, 2005
Accumulated benefit obligation	(194)	(194)
Fair value of plan assets	119	127
Funded status	(75)	(67)

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

(e)           Financial instruments

Derivative Financial Instruments:

Concordia had not used any financial instruments to manage risks associated with interest rate exposure on variable rate debt, fuel price risk and foreign currency exposure associated with Euro-denominated debt, during the financial year 2006.

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

At February 28, 2006 a total of SEK 22, SEK 21 in current year, has been recorded as an equity difference due to classification of leases, whereof SEK 17 relates to accumulated depreciation (SEK 14 in current year) and the remainder relates to differences between lease payments and interest portion of lease expenses.

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

(i)            Comprehensive loss under U.S. GAAP

The following presents comprehensive loss, defined as changes in the stockholder’s deficit of Concordia as a result of transactions other than those with the owner:

	Year Ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
Net loss	(538)	(385)	(127)
Other comprehensive income (loss):
Change in cumulative comprehensive income	—	—	1
Change in cumulative translation adjustment, net of tax	20	12	0
Comprehensive loss	(515)	(373)	(126)

(j)            Changes in shareholder’s equity under U.S. GAAP

Shareholder’s Equity
Shareholder’s equity March 1, 2003	952
Change in cumulative comprehensive income	1
Net loss	(127)
Shareholder’s equity February 29, 2004	826
Change in cumulative translation adjustment	12
Net loss	(385)
Shareholder’s equity February 28, 2005	453
Shareholders contribution	333
Change in cumulative translation adjustment	19
Net loss	(538)
Shareholder´s equity February 28,2006	267

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

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for Concordia in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for U.S. GAAP purposes.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by Concordia on or after March 1, 2006 for U.S. GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Swebus AB

We have audited the accompanying balance sheets of Swebus AB (the “Company”) as of February 28, 2006 and February 28, 2005, and the related statements of operations and cash flows for each of the three years in the period ended February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position Swebus AB at February 28, 2006, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2006 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note17 to the financial statements.

Ernst & Young AB
Erik Åström
Authorized Public Accountant
Stockholm, Sweden
September 27, 2006

SWEBUS AB STATEMENTS OF OPERATIONS

(all amounts in millions of SEK, except share and per share amounts)

	Note	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Net revenue for bus services		3,343	3,441	3,506
Other operating income		68	58	72
Total revenue	2	3,411	3,499	3,578

Operating expenses
Fuel, tires and other consumables	2	(825)	(729)	(688)
Other external costs	3	(991)	(1,142)	(1,090)
Personnel costs	4	(1,859)	(1,906)	(1,984)
Gain (Loss) on sale of fixed assets		0	(1)	—
Depreciation of tangible fixed assets	6,7	(13)	(15)	(11)
Operating loss	2	(277)	(294)	(195)

Interest income from affiliated companies	16	22	10	56
Other interest income and similar items		0	4	—
Interest expense to affiliated companies	16	(38)	(84)	(64)
Other interest expense		(1)	(1)	(1)
Other financial expenses		(10)	(1)	(2)
Loss before income taxes		(306)	(366)	(206)
Income taxes	5	0	45	42

Net loss		(306)	(321)	(164)

Weighted-average number of shares outstanding		3,000	3,000	3,000
Net loss per share (in thousands of SEK)		(102)	(107)	(55)

The accompanying notes are an integral part of these financial statements.

SWEBUS AB BALANCE SHEETS
(all amounts in millions of SEK)

ASSETS	Note	February 28, 2006	February 28, 2005

Fixed assets
Tangible fixed assets
Leasehold improvements		3	1
Vehicles	6	31	37
Equipment, tools, fixtures and fittings	7	14	11
Total tangible fixed assets		48	49

Financial fixed assets
Receivables due from affiliated companies	16	—	290
Shares in Subsidiaries	8	1	—
Other financial assets	7	0	0
Total financial fixed assets		1	290

Total fixed assets		49	339

Current assets
Inventory		23	24

Current receivables and other current assets
Accounts receivable	18	350	250
Receivables due from affiliated companies	16	493	4
Other current receivables		41	71
Accrued income and prepaid expenses	9	104	124
Total receivables and other current assets		988	449

Cash and bank balances	10	176	131

Total current assets		1,188	604

TOTAL ASSETS		1,237	943

The accompanying notes are an integral part of these financial statements.

SWEBUS AB BALANCE SHEETS

(all amounts in millions of SEK, except share and per share amounts)

SHAREHOLDER’S EQUITY AND LIABILITIES	Note	February 28, 2006	February 28, 2005

Shareholder’s equity	11
Restricted equity
Share capital (3,000 shares at par value SEK 100)		0	0
Restricted reserves		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		531	352
Net loss for the year		(306)	(321)
Total non-restricted equity		225	31

Total shareholder’s equity		225	31

Liabilities
Provisions
Provision for pensions and similar commitments		3	3
Provision for loss making contracts		18	49
Other provisions	12	10	7
Total provisions		31	59

Non-current liabilities
Liabilities to affiliated companies		266	—
Other non-current liabilities	13	1	3
Total non-current liabilities		267	3

Current liabilities
Accounts payable		112	160
Liabilities to affiliated companies		45	235
Other current liabilities		98	104
Accrued expenses and deferred income	14	457	351
Total current liabilities		713	850

TOTAL SHAREHOLDER’S EQUITY AND LIABILITIES		1,237	943

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets
Floating charges	15	100	115
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	15	1,242	1,176

The accompanying notes are an integral part of these financial statements.

SWEBUS AB AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
(all amounts in millions of SEK)

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Operating activities
Loss before income taxes	(306)	(366)	(206)
Adjustments for items excluded from cash flows:
Depreciation	13	15	11
Gains / losses on sale of fixed assets	(2)	1	—
Change in pension liability	0	(1)	—
Change in other provisions	(21)	(13)	46
Change in interest receivable	(0)	8	(9)
Change in interest payable	(41)	26	17
Cash flows used in operating activities before changes in working capital	(358)	(330)	(141)

Change in working capital:
(Increase) decrease in inventory	0	(1)	3
(Increase) decrease in current receivables	572	149	535
Increase (decrease) in current liabilities	(154)	172	(363)
Change in working capital	418	320	175

Net cash flows (used in) provided by operating activities	60	(10)	34

Investing activities
Acquisition of subsidiaries	(1)	—	—
Investments in tangible fixed assets	(12)	(39)	(11)
Sales of tangible fixed assets	3	9	—
Net cash flows provided by (used in) investing activities	(10)	(30)	(11)

Financing activities
Payments of financial lease obligations	(4)	(4)	(3)

Net cash flows provided by (used in) financing activities	(4)	(4)	(3)

Net (decrease) increase in cash and bank balances	45	(44)	20
Cash and bank balances at beginning of year	131	175	155
Cash and bank balances at end of year	176	131	175

The accompanying notes are an integral part of these financial statements.

SWEBUS AB NOTES TO FINANCIAL STATEMENTS

(all amounts in millions of SEK unless otherwise stated)

Note 1: Organization and accounting principles

Organization

Swebus AB (“Swebus” or the “Company”) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus AB. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

During January 2004, Swebus’ shareholder, Concordia Bus Nordic AB, issued EUR 130 million of 9.125% senior secured notes due August 1, 2009. Concordia Bus Nordic AB pledged its shares in certain of its subsidiaries, including Swebus, as collateral for the senior secured notes, and Swebus, together with other affiliated companies, is a guarantor of the notes. See Note 15.

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

Swebus is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between Swedish GAAP and U.S. GAAP are described in Note 17.

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

Note 2. Operating income and operating expenses

Sales to affiliated companies

Net sales from bus services includes sale to affiliated companies of SEK 19, SEK 21 and SEK 24 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004 respectively. Other operating income mainly relates to the sale of diesel and other income from affiliated companies, including workshop services.

Purchases from affiliated companies

Operating expenses includes purchases from affiliated companies of SEK 293, SEK 348, and SEK 353, respectively, for the years ended February 28, 2006, February 28, 2005 and February 29, 2004. Purchases from affiliated companies included operating lease rental payments of SEK 253, SEK 311, and SEK 306, respectively, for the years ended February 28, 2006, February 28, 2005 and February 29, 2004.

Note 3. Other external expenses

Remuneration and cost compensation to auditors	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29 2004
(amounts in thousands of SEK)
Deloitte & Touche AB
Audit fees	220	840	750
Other consultancy fees		—	191
Ernst & Young AB
Audit fees	800
Other consultancy fees
Total	1,020	840	941

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

Operating lease fees	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Fees paid to affiliated companies	254	311	306
Fees paid to others	324	323	292
Total	578	634	598

Swebus had 1,222 buses under external operating lease agreements at February 28, 2006 compared to 1,103 at February 28, 2005 and 1,049 at February 29, 2004. Swebus also has nine properties under operational leasing agreements in which it conducts its business. At February 28, 2006, the net present value of future leasing payments for buses was SEK 798 compared to SEK 635 at February 28, 2005 and SEK 772 at February 29, 2004. At February 28, 2006, the net present value of sublease rental payments to be received by Swebus relating to buses was SEK 11 compared to SEK 17 at February 28, 2005 and SEK 21 at February 29, 2004. At February 28, 2006, the net present value of future leasing payments for properties was SEK 39, compared to SEK 46 at February 28, 2005 and SEK 52 at February 29, 2004.

External future lease payments for rentals due calculated at net present value are as follows:

	February 28, 2006	February 28, 2005
Net present value of future lease payments
—Vehicles (Buses)	798	635
—Real estate and other	39	46
Total	837	681

The table below summarises the net present value of the future lease payments for Swebus regarding buses under operational leasing contracts and the expected maturity as of February 28, 2006.

External total future minimum lease payments discounted for each of the periods are as follows:

	Total	Less than a year	1-3 years	4-5 years	After 5 years
—Vehicles (Buses)	798	154	180	260	204
—Real estate and other	39	7	16	16	—
Total	837	161	196	276	204

The following is a schedule by years of leasing payments at February 28, 2006 is payable as follows:

Years Ending:
February 28, 2007	251
February 28, 2008	210
February 29, 2009	181
February 28, 2010	183
February 28, 2011	221
Later years	579
Total	1,625

Note 4. Employees and personnel costs

Average number of employees	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29 2004
Women	770	705	911
Men	3,908	4,420	4,856
Total	4,678	5,125	5,767
Salaries, remunerations and payroll overhead
Salaries and other remunerations to board of directors and managing director(1)	2	3	3
Salaries and other remunerations to other employees	1,294	1,328	1,374
Pension costs to board of directors and managing director(1)	0	1	2
Pension costs to other employees	68	68	87
Other social security costs	460	456	466
Total	1,824	1,856	1,932

(1)           The board of directors and managing director also include the former managing director.

Pension costs refer to payments under Swebus’ defined contribution pension plan

	Year Ended February 28, 2006		Year Ended February 28, 2005		Year Ended February 29, 2004
Board members and senior management	Number	There of men	Number	There of men	Number	There of men
Members of the board	5	100%	6	100%	6	100%
Managing directors and other senior management	5	100%	8	88%	11	82%

Information about absence due to illness

Absence due to illness as a percentage of ordinary working hours:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Total absence due to illness	12,1%	12.5%	12.9%
—absence due to illness—women	11,3%	17.7%	18.9%
—absence due to illness—men	16,2%	11.5%	11.8%
—absence due to illness—age up to 29	5,9%	6.5%	8.2%
—absence due to illness—age 30-49	12,4%	12.6%	12.7%
—absence due to illness—age over 49	12,5%	13.2%	13.8%
Share of long-time absence of total absence	74,7%	75.9%	76.7%

Note 5. Taxes

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29 2004
Income tax effect on group contribution received	—	45	48
Deferred income tax related to loss making contracts	(9)	(4)	11
Valuation allowance of deferred income tax asset	9	4	(17)
Total income tax benefit	—	45	42
Difference between statutory income tax rate and effective income tax benefit:
Loss before income taxes	(306)	(366)	(206)
Income tax according to statutory tax rate, 28%	86	102	58
Temporary differences for which deferred income tax assets have not been recorded	(8)	(8)	(15)
Income tax effect regarding non-deductible items	0	0	0
Income tax on losses for which deferred income tax assets have not been recorded	(78)	(49)	(1)
Total income tax benefit	—	45	42

The income tax rate in Sweden is 28%. The taxes are based on the loss before tax with adjustments for non deductible/non-taxable revenues/costs. Swebus AB had unrecorded accumulated tax losses amounting to SEK 541 (SEK 188 million) as of February 28, 2006, representing SEK 151 (SEK 53) in deferred tax assets. The losses can be used without time limitations. Swebus AB also had unrecorded accumulated temporary tax differences representing deferred tax benefits (assets) of SEK 22 (SEK 29) as of February 28, 2006.

Temporary differences for tax purposes in the balance sheet

Temporary differences exist if the values of assets and liabilities are different for tax purposes than for accounting purposes. Temporary differences have resulted in the following deferred income tax assets:

	February 28, 2006	February 28, 2005
Provision for loss making contracts	5	14
Valuation allowance on receivables	14	14
Tax losses carry forward	151	53
Other (Restructuring)	3	2
Valuation allowance on deferred tax assets	(173)	(83)
Total deferred income tax asset	—	—

Note 6. Vehicles

	February 28, 2006	February 28, 2005
Accumulated acquisition cost
Beginning balance	54	27
Purchases	2	37
Sales/Disposals	(1)	(10)
Ending balance	55	54
Accumulated depreciation
Beginning balance	(17)	(8)
Sales/Disposals	1	1
Depreciation for the year	(8)	(10)
Ending balance	(24)	(17)
Net book value, ending balance	31	37

Purchase of vehicles of SEK 0, SEK 0 and SEK 1 were acquired through financial leases during the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively. During the year ended February 29, 2004, Swebus acquired vehicles from an affiliated company in the amount of SEK 4, which was equal to the carrying amount of such vehicles on the financial statements of the affiliated company.

Note 7. Equipment, tools, fixtures and fittings

	February 28, 2006	February 28, 2005
Accumulated acquisition cost
Beginning balance	111	125
Purchases	6	2
Sales/Disposals	(23)	(16)
Ending balance	94	111
Accumulated depreciation
Beginning balance	(100)	(110)
Sales/Disposals	23	15
Depreciation for the year	(4)	(5)
Ending balance	81	(100)
Net book value, ending balance	13	11

Operating lease deposit	February 28, 2006	February 28, 2005
Acquisition cost
Beginning balance	5	5
Increase / (decrease) during the year	(5)	—
Ending balance	0	5

Note 8. Shares in subsidiaries

	February 28, 2006	February 28, 2005
Accumulated acquisition cost
Beginning balance	—	—
Purchases	1	—
Ending balance	1	—

	City of incorporation	Company’s registration number	Number of shares	Participation (%)
Swebus Serviceresor AB	Stockholm	556416-2419	100	100

Note 9. Accrued income and prepaid expenses

	February 28, 2006	February 28, 2005
Accrued income and prepaid expenses regarding CPTA	54	87
Other accrued income and prepaid expenses	50	37
Total	104	124

Note 10. Cash and bank balances

Included in cash and bank balances is the portion of Swebus’ outstanding balance for the group account connected to the Concordia group account, where Swebus’ shareholder is the contracting party with the bank. Of Swebus’ total cash and bank balances, the group account was SEK 176, SEK 126 and SEK 170 at February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

Note 11. Changes in shareholder’s equity

	Share capital	Statutory reserve	Retained earnings (deficit)	Net loss for the year	Total
Balances at March 1, 2002	0	0	447	(158)	289
Disposition of prior year’s net loss	—	—	(158)	158	—
Group contribution received	—	—	151	—	151
Tax effect on group contribution	—	—	(42)	—	(42)
Net loss for the year	—	—	—	(123)	(123)
Balances at February 28, 2003	0	0	398	(123)	275
Disposition of prior year’s net loss	—	—	(123)	123	—
Group contribution received	—	—	172	—	172
Tax effect on group contribution	—	—	(48)	—	(48)
Net loss for the year	—	—	—	(164)	(164)
Balances at February 29, 2004	0	0	399	(164)	235
Disposition of prior year’s net loss	—	—	(164)	164	—
Group contribution received	—	—	162	—	162
Tax effect on group contribution	—	—	(45)	—	(45)
Net loss for the year	—	—	—	(321)	(321)
Balances at February 28, 2005	0	0	352	(321)	31
Disposition of prior year’s net loss	—	—	(321)	321	—
Group contribution received	—	—	500	—	500
Tax effect on group contribution	—	—	—	—	—
Net loss for the year	—	—	—	(306)	(306)
Balances at February 28, 2006	0	0	531	(306)	225

Note 12. Other provisions

	February 28, 2006	February 28, 2005
Beginning balance	7	6
Provisions for restructuring	10	7
Provisions reversed against restructuring	(7)	(6)
Ending balance	10	7

Note 13. Other non-current liabilities

	February 28, 2006	February 28, 2005
Finance lease obligation
Payment due 1 year	4	6
Payment due 2-5 years	1	3
Total	5	9

During the year ended February 28, 2006, Swebus did not enter into any new finance leasing agreements.

The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 28, 2005:

Year ending
February 28, 2007	3
February 28, 2008	2
February 29, 2008	—
February 28, 2009	—
February 28, 20010	—
Later years	—
Total minimum gross lease payments	5
Less: Amount representing interest	(1)
Present value of minimum lease payments	4

The leasing fees are based on depreciation according to the annuity method and a floating interest rate. The short-term portion of the finance leasing obligation is classified as other current liabilities.

Note 14. Accrued expenses and deferred income

	February 28, 2006	February 28, 2005
Accrued expenses and deferred income regarding CPTA	137	92
Accrued employee costs	202	198
Accrued rental charges	3	2
Other accrued expenses and deferred income	115	59
Total	457	351

Note 15. Pledged assets and contingent liabilities

In January 2004, Swebus’ shareholder, Concordia Bus Nordic AB, issued EUR 130 (SEK 1,230) of 9.125% senior secured notes due August 1, 2009. Concordia Bus Nordic AB pledged its shares in certain of its subsidiaries, including Swebus, as collateral for the senior secured notes, and Swebus, together with other affiliated companies, is a guarantor of the notes. In addition, Swebus has granted a SEK 100 floating charge over Swebus’ non-fixed assets as security for the notes. The floating charge represents a general pledge of Swebus’ assets. The pledge arose from a loan received from Swebus’ shareholder. However, the senior secured notes have first priority over this standing floating charge.

Note 16. Related party transactions

Swebus does not own any buses. All buses are leased from external parties or internally from companies within the Concordia group. Buses leased internally are leased from Swebus Busco AB. All internal leases are classified as operating leases. Leasing fees charged from Swebus Busco to Swebus amounted to SEK 253, SEK 311 and SEK 306 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

Historically, Swebus has obtained long-term financing from its direct and indirect parent company Concordia Bus AB and Concordia Bus Nordic AB who have external borrowings. Swebus has historically had receivables due from affiliated companies which include certain non-interest bearing trade receivables. Swebus had liabilities payable to affiliated companies of SEK 453 at February 28, 2006 (of which SEK 52 short-term), and liabilities payable to affiliated companies of SEK 235 at February 28, 2005. Swebus had receivables due from affiliated companies of SEK 634 (of which SEK 503 was short-term) at February 28, 2006 compared to receivables of SEK 294 (of which SEK 4 was short-term) at February 29, 2005. Interest expense to affiliated companies, net of interest income from affiliated companies was SEK 17, SEK 74, and SEK 8 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

Note 17. Reconciliation to accounting principles generally accepted in the United States of America

Accounting policies used by the Swebus AB conform with Swedish GAAP which differ in certain significant respects from U.S. GAAP. Below are descriptions of these differences and a reconciliation of net loss, shareholder’s equity and cash flows to U.S. GAAP.

	Note	Year Ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
Net loss under Swedish GAAP		(306)	(321)	(164)
Adjustments:
Restructuring	(b)	—	(6)	6
Tax effect of U.S. GAAP adjustments		—	2	(2)
Net loss under U.S. GAAP		(306)	(325)	(160)

	Note	February 28, 2006	February 28, 2005
Shareholder’s equity under Swedish GAAP		225	31
Adjustments:
Push-down accounting	(a)	459	459
Restructuring	(b)	—	—
Tax effect of U.S. GAAP adjustments		—	0
Shareholder’s equity under U.S. GAAP		684	490

There were no significant differences between Swedish GAAP and U.S. GAAP in regards to reporting cash flows from operating, investing and financing activities in the statements of cash flows. There were no significant non-cash investing or financing activities during the years ended February 28, 2006, February 28, 2005 and February 29, 2004 other than that Swebus entered into capital leases resulting in the recognition of capitalized vehicle costs and related capital lease obligations of SEK 0 for the yar ended Ferbuary 28, 2006, SEK 0 for the year ended February 28, 2005 and SEK 21 for the year ended February 29, 2004.

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

(c)           Changes in shareholder’s equity under U.S. GAAP

Shareholder’s Equity
Shareholder’s equity March 1, 2002	748
Group contribution from shareholder	151
Tax effect on group contribution from shareholder	(42)
Net loss	(123)
Shareholder’s equity February 28, 2003	734
Group contribution from shareholder	172
Tax effect on group contribution from shareholder	(48)
Net loss	(160)
Shareholder’s equity February 29, 2004	698
Group contribution from shareholder	162
Tax effect on group contribution from shareholder	(45)
Net loss	(325)
Shareholder’s equity February 28, 2005	490
Shareholders contribution	500
Tax effect on group contribution from shareholder	0
Net loss	(306)
Shareholder’s equity February 28, 2006	684

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

Revenue Arrangements with Multiple Deliverables

In May 2003, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into by Swebus on or after March 1, 2004. The adoption of EITF 00-21 during the year ended February 28, 2006 did not have a significant effect on Swebus’ financial position or results of operations reported in accordance with U.S. GAAP.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for Swebus in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for U.S. GAAP purposes.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by Swebus on or after March 1, 2006 for U.S. GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Note 18.   Accounts receivable

Accounts receivable and related allowance for doubtful accounts was as follows:

	February 28, 2006	February 28, 2005
Accounts receivable	364	265
Less: Allowance for doubtful accounts	(14)	(15)
Net accounts receivable	350	250

As Swebus’ customers are primarily governmental, Swebus has not experienced significant uncollectibility problems historically. Changes in the allowance for doubtful accounts were as follows:

Allowance for doubtful accounts receivable:	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Beginning balance	(15)	(8)	(1)
Additions to allowance charged to expense	1	(8)	(7)
Accounts receivable written off against the allowance	0	1	0
Ending balance	(14)	(15)	(8)